Form 20-F
period 2000-12-31
VENEZUELAN NATIONAL PETROLEUM CO
filed 2001-06-27
CIK 906424

QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on June 27, 2001

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F

(Mark One)

/ /	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934
/x/	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2000

/ /	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from                to

Commission File No. 001-12142

Petróleos de Venezuela, S.A.
(Exact Name of Registrant as Specified in Its Charter)

Venezuelan National Petroleum Company Translation of Registrant's Name into English	Bolivarian Republic of Venezuela (Jurisdiction of Incorporation or Organization)

Avenida Libertador, La Campiña, Apdo. 169, Caracas 1010-A, Venezuela
(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class Guarantee of the following securities: PDV America, Inc. 7 7/8% Senior Notes Due 2003	Name of Each Exchange on Which Registered New York Stock Exchange, Inc.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

PDVSA Finance Ltd. 6.450% Notes Due 2004	PDVSA Finance Ltd. 6.650% Notes Due 2006
PDVSA Finance Ltd. 6.800% Notes Due 2008	PDVSA Finance Ltd. 7.400% Notes Due 2016
PDVSA Finance Ltd. 7.500% Notes Due 2028	PDVSA Finance Ltd. 8.750% Notes Due 2004
PDVSA Finance Ltd. 9.375% Notes Due 2007	PDVSA Finance Ltd. 9.750% Notes Due 2010
PDVSA Finance Ltd. 9.950% Notes Due 2020	(Title of Class)

    Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 51,204 shares of the common stock of Petróleos de Venezuela, S.A. were outstanding as of December 31, 2000.

    Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes /x/  No / /

    Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17	Item 18 X

PETROLEOS DE VENEZUELA, S.A.
Annual Report Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934
For the Fiscal Year Ended December 31, 2000

i

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    With respect to our guarantees of PDV America, Inc.'s 7 7/8% Senior Notes due 2003, PDV America, Inc.'s annual report on Form 10-K for the year ended December 31, 2000, as first filed with the U.S. Securities and Exchange Commission (Commission file No. 001-12138) on April 2, 2001 is incorporated herein by reference.

    With respect to our obligations as co-registrant of PDVSA Finance Ltd.'s 6.450% Notes due 2004, 6.650% Notes due 2006, 6.800% Notes due 2008, 7.400% Notes due 2016, 7.500% Notes due 2028, 8.750% Notes due 2004, 9.375% Notes due 2007, 9.750% Notes due 2010 and 9.950% Notes due 2020 (collectively, the "PDVSA Finance Notes"), PDVSA Finance Ltd.'s annual report on Form 20-F for the year ended December 31, 2000, as first filed with the U.S. Securities and Exchange Commission (Commission file No. 333-9678) on June 27, 2001 is incorporated herein by reference.

FACTORS AFFECTING FORWARD-LOOKING STATEMENTS

    This annual report on Form 20-F contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Specifically, certain statements under the caption "Item 4.B. Business overview" and under the caption "Item 5. Operating and Financial Review and Prospects" relating to the expected results of exploration and exploitation activities, refining processes, petrochemicals, Orimulsion® and coal activities and related capital expenditures and investments, the expected results of joint venture projects, the anticipated demand for new or improved products, environmental compliance and remediation and related capital expenditures, future capital expenditures, sales to customers and in general taxes, dividends and contributions to the Bolivarian Republic of Venezuela, are forward-looking statements. Such statements are subject to certain risks and uncertainties in both Venezuelan and international markets, including risks and uncertainties relating to inflation, continued access capital markets on favorable terms, regulatory burdens in such markets, changes in import controls or import duties, levies or taxes and changes in prices or demand for products produced by us or our subsidiaries or affiliates as a result of competitive actions or economic factors. Such statements are also subject to the risks of increased costs in related technologies and such technologies producing expected results, and performance by third parties in accordance with contractual terms and specifications. The expectations of our management with respect to exploration activities, whether conducted by us, our subsidiaries or affiliates, joint ventures or third parties, are subject to risks arising from the inherent difficulty of predicting the presence, yield or quality of hydrocarbon deposits, as well as unknown or unforeseen difficulties in extracting, transporting or processing any hydrocarbons found or doing so on an economic basis. Should one or more of these uncertainties or risks materialize, actual results may vary materially from those estimated, anticipated or projected. Specifically, but without limitation, capital costs could increase, projects could be delayed, and anticipated improvements in capacity or performance may not be fully realized. Although we believe that the expectations reflected by such forward-looking statements are reasonable based on information currently available to it and its subsidiaries and affiliates, we cannot assure you that such expectations will prove to be correct. Accordingly, readers are cautioned not to place undue reliance on the forward-looking statements.

    The annual report of PDV America, Inc., our wholly owned subsidiary, for the year ended December 31, 2000 on Form 10-K, incorporated by reference herein, also contains forward-looking statements. For a discussion of the factors affecting the forward-looking statements contained in PDV America, Inc.'s annual report, see "Factors Affecting Forward-looking Statements" on page ii thereof.

    The annual report of PDVSA Finance Ltd., our wholly owned subsidiary, for the year ended December 31, 2000 on Form 20-F, incorporated by reference herein, also contains forward-looking statements. For a discussion of the factors affecting the forward-looking statements contained in PDVSA Finance Ltd's annual report, see "Factors Affecting Forward-looking Statements" on page ii thereof.

ii

    As used in this annual report references to "dollars" or "$" are to the lawful currency of the United States and references to "Bolivars" or "Bs." are to the lawful currency of Venezuela. A unit conversion table and a glossary of certain oil and gas terms, including abbreviations for certain units, used in this annual report are attached hereto as Annex A. When used in this annual report, the term "Petróleos de Venezuela" refer to Petróleos de Venezuela, S.A. and the terms "we," "our," "us" and "PDVSA" refer to Petróleos de Venezuela, S.A. and its consolidated subsidiaries.

PART I

Item 1.  Identity of Directors, Senior Management and Advisers

    Not Applicable.

Item 2.  Offer Statistics and Expected Timetable

    Not Applicable.

Item 3.  Key Information

3.A  Selected financial data

    The following selected financial data presented below for, and as of the end of, each of the years in the five-year period ended December 31, 2000, has been derived from the consolidated financial statements of Petróleos de Venezuela and subsidiaries, which financial statements have been prepared using accounting principles generally accepted in the United States of America, and should be read in conjunction with "Item 5. Operating and Financial Review and Prospects". The consolidated financial statements as of and for the year ended December 31, 2000 have been audited by Alcaraz Cabrera Vázquez (a member firm of KPMG), independent accountants. The consolidated financial statements as of and for the two years ended December 31, 1999 have been audited by Espiñera, Sheldon y Asociados (a member firm of PricewaterhouseCoopers), independent accountants. The consolidated financial statements as of December 31, 2000 and 1999, and for each of the years in the three-year period ended December 31, 2000, and the reports of Alcaraz Cabrera Vázquez and Espiñera, Sheldon y Asociados thereon, which are based partially upon the reports of other auditors, are included elsewhere herein.

	At or for the Year Ended December 31,
	2000	1999	1998	1997	1996
	($ in millions)
Income Statement Data:
Sales of crude oil and its derivatives
International markets	49,780	30,369	23,289	32,502	31,659
Venezuelan markets	2,230	1,450	1,315	1,305	1,127
Petrochemical and other sales	1,224	781	922	994	1,069

Net sales	53,234	32,600	25,526	34,801	33,855
Bonuses(1)	—	—	—	2,193	245
Equity in earnings of nonconsolidated investees	446	48	133	146	89

Total revenues	53,680	32,648	25,659	37,140	34,189
Total costs and expenses	40,029	26,636	23,219	26,359	23,517

Operating income	13,651	6,012	2,440	10,781	10,672
Financing expenses	672	662	365	315	343

Income before income tax, minority interests and cumulative effect of accounting change	12,979	5,350	2,075	10,466	10,329
Provision for income tax	(5,748)	(2,521)	(1,602)	(5,932)	(5,928)
Minority interests	(15)	(11)	(1)	(29)	(19)
Income before cumulative effect of accounting changes	7,216	2,818	472	4,505	4,382
Cumulative effect of accounting change
Cost of turnarounds of refining facilities(2)	—	—	191	—	—

Net income	7,216	2,818	663	4,505	4,382

	At or for the Year Ended December 31,
	2000	1999	1998	1997	1996
	($ in millions)
Balance Sheet Data:
Cash and cash equivalents	3,257	1,079	685	1,827	2,745
Notes and accounts receivable	4,435	3,820	2,194	2,755	3,429
Total assets	57,098	49,990	48,816	47,250	46,150
Short-term debt (including current portion of long-term debt)(3)	596	910	1,410	942	1,137
Long-term debt and capital lease obligations (excluding current portion)	7,187	7,892	6,615	4,318	5,123
Stockholder's equity	37,932	32,894	31,763	34,411	32,074
Capital Stock	39,094	39,094	39,094	39,094	36,840
Other Financial Data:
Net cash provided by operating activities	9,585	4,633	2,606	7,185	9,270
Net cash used in investing activities	(4,660)	(3,326)	(4,532)	(5,093)	(5,359)
Net cash provided by (used in) financing activities	(2,747)	(913)	784	(3,010)	(1,630)
Capital expenditures	2,485	3,041	3,726	5,442	5,405
Depreciation and depletion	3,001	2,821	2,849	2,650	2,772
Debt/capitalization ratio(4)	15%	19%	17%	11%	14%
Total payments to shareholder(5)	11,641	6,549	6,236	11,781	11,234
Dividends(6)	1,732	1,719	1,996	2,015	1,357
Production tax	4,954	2,654	2,253	3,265	2,886
Income taxes(7)	4,955	2,176	1,987	6,501	6,991

(1)
Represents bonuses received by us pursuant to operating service agreements entered into in 1997 and pursuant to profit sharing agreements with private sector oil companies. See "Item 4.B Business overview—Initiatives Involving Private Sector Participation."

(2)
Effective January 1, 1998, we changed our method of accounting for the cost of major refinery repairs and maintenance (turnarounds). See Note 1(u) to our consolidated financial statements included herein.

(3)
Excludes current portion of capital lease obligations, which amounted to $122 million, $117 million, $90 million, $81 million and $78 million in 2000, 1999, 1998, 1997 and 1996, respectively.

(4)
Calculated as long-term debt (including capital lease obligations) divided by the sum of long-term debt, minority interest and shareholder's equity.

(5)
Total payments to shareholder include production tax, income taxes and dividends paid.

(6)
During 1999, special tax recovery certificates, or CERTS, amounting to $1,291 million were used to pay dividends

(7)
During 2000, 1999 and 1998, we used CERTS amounting to $255 million, $22 million and $622 million, respectively, to pay income tax.

	At or for the Year Ended December 31,
	2000	1999	1998	1997	1996
	(MBPD, unless otherwise indicated)
Operating Data
Production
Light crude oil (API gravity of 30° or more)	1,174	1,189	1,233	1,264	1,186
Medium crude oil (API gravity of 21° or more and less than 30°)	1,047	1,095	1,137	1,002	918
Heavy crude oil (API gravity of less than 21°)	814	623	866	940	833
Condensate	50	43	43	42	47

Total crude oil	3,085	2,950	3,279	3,248	2,984

Liquid petroleum gas	167	177	170	176	167

Total crude oil and liquid petroleum gas	3,252	3,127	3,449	3,424	3,151

Net natural gas (MMCFD)(1)	3,979	3,766	3,965	3,930	3,798

Total crude oil, liquid petroleum gas and net natural gas (BOE)(2)	3,938	3,776	4,133	4,101	3,806

Sales volumes exported
Exports of crude oil with 30° or greater API	716	1,010	889	736	627
Exports of crude oil with less than 30° API	1,282	913	1,372	1,475	1,349
Exports of refined petroleum products	825	861	855	841	775

Total	2,823	2,784	3,116	3,052	2,751

Average sales prices per unit ($ per barrel)
Exports of crude oil with 30° or greater API	$28.20	$17.08	$11.38	$17.32	$19.49
Exports of crude oil with less than 30° API	$23.12	$13.45	$8.08	$13.99	$16.49
Exports of refined petroleum products	$28.40	$17.80	$13.88	$19.76	$21.03
Weighted average sales price(3)	$25.91	$16.04	$10.57	$16.31	$18.40
Average production costs ($ per BOE)
Production cost per BOE of production, excluding operating service agreements(4)	$2.22	$2.00	$2.33	$1.94	$1.38
Production cost per BOE of production(4)	$3.48	$2.72	$2.75	$2.33	$1.64
Depreciation and depletion per BOE of production	$1.40	$1.36	$1.24	$1.25	$1.60
Proved reserves(5)
Crude oil (MMB)
Condensate	1,772	1,847	1,922	2,255	2,085
Light crude oil (API gravity of 30° or more)	10,244	10,258	9,292	9,447	8,430
Medium crude oil (API gravity of 21° or more and less than 30°)	12,804	12,195	12,505	10,777	10,940
Heavy crude oil (API gravity of 11° or more and less than 21°)	17,177	16,861	16,742	16,675	16,297
Extra-heavy crude oil (API gravity of less than 11°)(6)	35,688	35,701	35,647	35,677	34,823

Total crude oil	77,685	76,862	76,108	74,831	72,575

Of which, relating to Operating Service Agreements(7)	5,479	5,450	4,895	5,457	3,760
Natural gas (BCF)(8)	147,585	146,611	146,573	145,531	142,976

Proved reserves of crude oil and natural gas (MMBOE)(6)	103,131	102,140	101,379	100,023	97,226

Remaining reserve life of proved crude oil reserves (years)(9)	64x	70x	64x	63x	67x
PDVSA's net crude oil refining capacity(10)
Venezuela (including Isla refinery)	1,620	1,620	1,620	1,613	1,500
United States	1,198	1,224	1,224	945	683
Europe	252	252	252	263	257

Total	3,070	3,096	3,096	2,821	2,440

(1)
Amounts indicated are net of natural gas used for reinjection purposes.

(2)
Natural gas is converted to barrels of oil equivalent (BOE) at a ratio of 5.8 thousand cubic feet of natural gas per one barrel of crude oil.

(3)
Weighted average sales price of crude oil, refined petroleum products and liquid petroleum gas exports.

(4)
Calculated by dividing total costs (excluding depreciation and depletion) and expenses of crude oil, natural gas and liquid natural gas producing activities by total crude oil, liquid petroleum gas and net natural gas (BOE) produced, in each case for the relevant period.

(5)
Proved reserves include both proved developed and undeveloped reserves.

(6)
Proved reserves of extra-heavy oil located in the Orinoco Belt have a low development grade. Of the total gross proved reserves to be exploited under our Orinoco Belt project at December 31, 2000, approximately 10,857 MMB reserves were being developed under four association agreements in which PDVSA has an equity interest of less than 50%. See "Item 4.B Business overview—Initiatives Involving Private Sector Participation—Joint Ventures with Private Sector Participants—Orinoco Belt Extra-heavy Crude Oil Projects."

(7)
Includes portion of proved crude oil reserves in fields relating to operating service agreements as of December 31 of the year in which each of such agreements went into effect. Such agreements may not necessarily result in the exploitation of 100% of these reserves during their term. See "Item 4.B Business overview—Initiatives Involving Private Sector Participation—Operating Service Agreements."

(8)
Includes 12,505 BCF, 12,437 BCF, 12,437 BCF, 12,438 and 11,215 BCF in each of 2000, 1999, 1998, 1997 and 1996, respectively, associated with extra-heavy crude oil reserves.

(9)
Based on crude oil production for each period and total proved crude oil reserves at the end of each period. Proved reserves of extra-heavy crude oil are substantially undeveloped. Proved reserves of extra-heavy crude oil in the Orinoco Belt will be developed in association with third parties, although there is uncertainty as to when production will begin, or what interest PDVSA will have in these projects. See "Item 4.B Business overview—Initiatives Involving Private Sector Participation—Joint Ventures with Private Sector Participants—Orinoco Belt Extra-heavy Crude Oil Projects."

(10)
Amounts represent PDVSA's interest in the refining capacity of all refineries in which it holds an equity or leasehold interest. See "Item 4.B Business overview—Refining and Marketing."

Exchange Rates

    The following table sets forth, for the years and dates indicated, certain information concerning the rate of exchange of Bolivars (Bs), the lawful currency of Venezuela, to the U.S. dollar based on daily rates of exchange established by the Central Bank of Venezuela pursuant to a foreign exchange agreement (see note (2) to our consolidated financial statements).

	Year ended December 31,
	Period End	Average(1)	High	Low
1996	474.85	434.16
1997	502.84	488.57
1998	563.17	545.62
1999	647.53	609.29
2000	698.23	679.80
December, 2000			698.23	695.07
January, 2001			699.03	698.33
February, 2001			702.52	699.03
March, 2001			705.81	702.52
April, 2001			710.46	705.81
May, 2001			713.52	710.46

(1)
Represents the average of the average rate of exchange for each full month during the year. The average rate of exchange for each full month during the year is calculated based on the average daily rate of exchange for each day that exchange rates are established by the Central Bank of Venezuela pursuant to the foreign exchange agreement.

3.D  Risk factors

Our business depends substantially on international prices for oil and oil products and such prices are volatile. A decrease in such prices could materially and adversely affect our business.

    Our business, financial condition, results of operations and prospects depend greatly on international prices for crude oil and refined petroleum products. Historically, prices of international crude oil and refined petroleum products have been volatile and have fluctuated widely due to various factors that are beyond our control, including:

  •
  changes in global supply and demand for crude oil and refined petroleum products,

  •
  the availability and price of competing commodities,

  •
  international economic trends,

  •
  currency exchange fluctuations,

  •
  inflation,

  •
  the actions of commodity markets participants, and

  •
  political events in major oil producing and consuming nations.

    Historically, members of the organization of Oil Producing and Exporting Countries, otherwise known as OPEC, have entered into agreements to reduce their production of crude oil. Such agreements have sometimes increased global crude oil prices by decreasing the global supply of crude oil. Venezuela is a party to and has complied with such OPEC production agreement quotas and we expect that Venezuela will continue to comply with such production quota agreements with other

OPEC members. Since 1998, OPEC's production quotas have resulted in a worldwide decline in production and substantial increases in the international crude oil prices.

    A reduction in our crude oil production or export activities or a decline in the prices of crude oil and refined petroleum products below certain levels for a substantial period may materially and adversely affect our operations.

Risks related to the Venezuelan government's ownership, regulation and supervision of PDVSA.

    The Bolivarian Republic of Venezuela is the sole owner of Petróleos de Venezuela. We are owned and controlled by the Venezuelan government that regulates and supervises our operations. The President of Venezuela appoints the members of our board of directors by an executive decree. However, the Republic of Venezuela is not legally liable for our obligations, including our guarantees of indebtedness of our subsidiaries, or the obligations of our subsidiaries.

    We have been operated as an independent commercial entity since our formation. However, we cannot assure you that the Venezuelan government will not in the future intervene in our commercial affairs in a manner that will adversely affect our business.

Our business requires substantial capital expenditures.

    Our business is capital intensive. Specifically, the exploration and development of hydrocarbon reserves, production, processing and refining costs and the maintenance of machinery and equipment require substantial capital expenditures. We must continue to invest capital to maintain or to increase the amount of hydrocarbon reserves that we operate and the amount of crude oil that we process.

    We cannot assure you that we will be able to maintain our production levels or generate sufficient cash flow or that we will have access to sufficient investments, loans or other financing alternatives to continue our refining, exploration and development activities at or above our present levels.

We do not own any of the hydrocarbon reserves that we develop and operate.

    Under Venezuelan law, the hydrocarbon reserves that we develop and operate belong to the Bolivarian Republic of Venezuela and not to us. The exploration and exploitation of these hydrocarbon reserves are reserved to the Republic of Venezuela. Petróleos de Venezuela was formed by the government of Venezuela to coordinate, monitor and control its operations that relate to hydrocarbons.

    While Venezuelan law requires that the Republic of Venezuela retain exclusive ownership of Petróleos de Venezuela, it does not require the Republic of Venezuela to continue to conduct its crude oil exploration and exploitation activities through us. See also "Item 7.A Major shareholders."

We are subject to production, equipment, transportation and other risks that are common to oil and gas companies.

    We are an integrated oil and gas company and we are exposed to production, equipment and transportation risks that are common to oil and gas companies, including fluctuations in production due to changes in reserve levels, production accidents, mechanical difficulties, adverse natural conditions, unforeseen production costs, condition of pipelines and the vulnerability of other modes of transportation and the adequacy of our equipment and production facilities. See "Item 4.B Business overview—Exploration and Production."

    These risks may, among other things, lower our production levels, increase our production costs and expenses, cause damage to our property or cause personal injury in our employees or others. We maintain insurance to cover certain losses and exposure to liability. However, consistent with industry practice, we are not fully insured against the risks described above. We cannot assure you that our insurance coverage is sufficient to cover all of our losses or our exposure to liability that may result from these risks.

Item 4.  Information on the Company

4.A  History and development of the company

    Petróleos de Venezuela was formed by the Venezuelan government in 1975 pursuant to the Organic Law Reserving to the State, the Industry and Commerce of Hydrocarbons (the "Nationalization Law") as the entity entrusted to coordinate, supervise and control activities within the Venezuelan oil industry following its nationalization, which became effective January 1, 1976. Since our formation, we have been operating as a commercial entity, vested with commercial and financial autonomy. We and our domestic subsidiaries are organized under the Commercial Code of Venezuela, which sets forth the basic corporate legal framework applicable to all Venezuelan companies. We are domiciled in Venezuela and are governed by the laws of Venezuela.

    Our registered office is located at Avenida Libertador, La Campiña, Apdo. 169, Caracas 1010-A, Venezuela, and our telephone number is 011-58-212-708-1111.

4.B  Business overview

    Through our subsidiaries, we engage in various aspects of the petroleum industry, including the exploration, production and upgrading of crude oil and natural gas (or "upstream operations"), the refining, marketing and transportation of crude oil, natural gas and refined petroleum products (or "downstream operations"), the production and marketing of petrochemicals and the development and marketing of Venezuela's natural bitumen ("Orimulsion®") and coal resources. Our crude oil and natural gas reserves and upstream operations are located exclusively in Venezuela, while our downstream operations are located in the United States, Germany, Sweden, the United Kingdom, Belgium and the Caribbean, as well as in Venezuela.

    According to a 2000 comparative study published by Petroleum Intelligence Weekly, based on a combination of 1999 operating criteria, including reserves, production, refining capacity and refined petroleum product sales, we are the world's second largest vertically integrated oil and gas company. We were also ranked third in the world in production of crude oil, fifth in crude oil proved reserves, third in refining capacity and seventh in product sales. Venezuela has been exporting crude oil without interruption since 1914. In 2000, we accounted for approximately 23.9% of Venezuelan gross domestic product, approximately 84.3% of its exports and approximately 51% of its fiscal revenues.

Business strategy

    Our business strategy is to pursue the development of Venezuela's hydrocarbon resources through national and foreign private capital investments, to maximize shareholder value and ensure our financial strength. Our 2001-2006 business plan focuses on the following activities: exploration, production, refining and trading of hydrocarbons. Additionally, it promotes investment from the private sector in the overall development of the gas and petrochemical industry, in the industrialization of refining currents and in Orimulsion® and coal. We are also actively pursuing the maintenance of high safety and hygiene standards and effective and timely integration of business technologies in our operations.

    As part of our business strategy, we intend to:

  With respect to exploration, production and upgrading activities—

  •
  increase our reserves of light and medium gravity crude oil,

  •
  increase our recovery factor,

  •
  complete our development in the Orinoco basin,

  With respect to refining and marketing—

  •
  invest in product upgrade and environmental compliance in Venezuela and the United States,

  •
  expand the sale of our products in Latin America and the Caribbean,

  With respect to our gas business—

  •
  promote active national and international private sector participation in non-associated gas reserves and in gas transmission and distribution.

  With respect to petrochemicals—

  •
  develop new lines of business with natural gas and refining streams, and

  •
  promote private investment in the petrochemical sector.

    The implementation of our business plan includes the following initiatives relating to our principal activities:

  •
  Exploration, production and upgrading.  Our exploration and production strategy focuses on increasing our exploration of new light and medium gravity crude oil reserves and continued replacement of such reserves, developing new production areas, adjusting our production activities to cater to market demands and agreements reached with OPEC members and other oil producing countries, maintaining competitive production costs by using current technologies as well as new technologies and completing the development of our Orinoco Belt projects.

  •
  Refining.  Our refining strategy focuses on upgrading our downstream operations in Venezuela and the United States and Europe, our major worldwide markets, by upgrading our product mix to achieve a higher margin of refined petroleum products and to comply with all applicable environmental quality standards.

  •
  Marketing.  We plan to continue the expansion of our international marketing operations to ensure market growth for our crude oil and refined petroleum products and to increase brand awareness for our products. We also intend to strengthen our position in the United States through CITGO through the efficient distribution by CITGO of its refined petroleum products and the products of our other U.S. subsidiaries and affiliates. Through our subsidiary, PDVSA Trading S.A., we also plan to increase our crude oil and petroleum products trading operations.

    We plan to expand the sale of our products in Latin America and the Caribbean markets by increasing the number of service stations there and promoting the sale of PDV and CITGO brander lubricants and fuels.

    In Venezuela, we plan to continue to promote a reliable supply of our products, to continue to promote the use of unleaded gasoline in Venezuela (a process of which we started during the fourth quarter of 1999), to improve the competitive position of our network of service stations, lubrication center stores and macro-stores, to continue to develop our commercial network through business relationships and other associations and to increase our product supply to high traffic airports.

  •
  Gas.  The development of our gas business is one of the major focuses of our 2001-2006 business plan. We plan to focus our gas business unit on creating investment opportunities for the private sector in non-associated gas production, expanding our transmission and distribution systems, natural gas liquids processing systems and extraction and fractionation capacity and developing new gas export ventures. We intend to retain our own associated natural gas production fields. We intend to continue to explore and develop non-associated gas reserves with private sector investment.

    The Venezuelan Ministry of Energy and Mines is currently leading a licensing process for exploration and production of 11 new on-shore reserve areas with the participation of about 37 potential investors. We anticipate this licensing process to be completed by the end of June 2001. We also intend to support the gas transmission and distribution activities which are also currently being implemented by the Ministry of Energy and Mines.

    We anticipate that the capital required for the development of our gas business strategy could be up to $10,000 million. We hope to fund such required capital expenditures primarily through investments from private sectors.

    We believe that our gas resources and the geographical positioning of Venezuela at the center of the Atlantic Basin puts us in an advantageous position with respect to our business plan. We also believe that our gas business plan will also promote a more diverse use for gas as a fuel and as a raw material in Venezuela.

  •
  Petrochemicals.  We intend to continue to promote the development of the petrochemical industry in Venezuela by maximizing the use of our existing petrochemical infrastructure and by integrating our refineries and petrochemical plants with a view to ensuring maximum economic benefit that is independent of the demand cycles of the oil and petrochemical markets. We also intend to continue the development of the petrochemical industry in three specific areas: petrochemicals from gas, industrialization of refinery streams and the manufacturing of certain aromatic products.

  •
  Orimulsion®.  We intend to expand our Orimulsion® business and increase our production levels based on anticipated market opportunities, mainly in the Far East. We intend to carry out our planned expansion through joint ventures. The growing popularity of Orimulsion® as a fuel is due to a new formulation, which makes it more environmentally friendly and more economical. At present our entire Orimulsion® production is operated to meet the needs of our clients in Europe, Asia and the United States.

Exploration and production

    According to a 2000 comparative study (based on a composite of 1999 operating criteria) published by Petroleum Intelligence Weekly, based on a combination of operating criteria, Venezuela's proved crude oil reserves are the fifth largest in the world. Such reserves have continued to increase over the years, despite a cumulative production of crude oil in from 1914 through December 31, 2000 totaling approximately 53 billion barrels. Venezuela's commercial production of crude oil is concentrated in the Western Zulia basin and the Western Barinas—Apure basin and in the eastern basin in Monagas and Anzoategui states. The large number of fields in production in these three basins are broadly distributed geographically. This results in a substantially diversifies our production risks because the impact of a loss of production in any one of these fields would be relatively minor when compared to our total production. The western basins have produced 39.5 billion barrels of crude oil to date and the eastern basin has produced 13.9 billion barrels of crude oil to date. Substantial portions of the sedimentary basins in Venezuela have not yet been explored.

    The following table shows the location, volume of production, discovery year, recoverable reserves and the ratio of reserves to production for each of our ten largest oil fields as of December 31, 2000:

Name of field	Location	Production	Year of discovery	Proved reserves	Ratio of proved reserves/ annual production
	(State of)	(MBPD during 2000)		(MMB at Dec. 31, 2000)	(years)
Tía Juana	Zulia	312	1925	5,192	46
Bachaquero	Zulia	223	1930	2,338	29
Lagunillas	Zulia	177	1925	2,386	37
Urdaneta Oeste	Zulia	140	1955	1,636	32
Boscán	Zulia	109	1946	1,483	37
Bloque VII Ceuta	Zulia	113	1956	1,588	39
Jobo	Monagas	53	1956	1,093	58
Mulata	Monagas	266	1941	2,314	24
El Furrial	Monagas	391	1986	2,193	15
Sta. Barbara	Monagas	204	1941	1,547	21

    The following table shows our proved reserves, proved/developed reserves, production and the ratio of proved reserves to production in each of the principal basins, as well as the ratio of reserves at December 31, 2000 to production for 2000:

Reserves and Production by Basin

Basin	Proved reserves(1)	Proved/ developed reserves	Production 2000		Ratio of proved reserves/annual production
	(MMB at Dec. 31, 2000 except as otherwise indicated)	(MMB at Dec. 31, 2000 except as otherwise indicated)	(MBPD, except as otherwise indicated)		(years)
Western Zulia
Crude Oil	21,294	6,867	1,536	(2)	38
Natural Gas (BOE)	6,123	1,975	252	(3)	67
Western Barinas—Apure
Crude Oil	1,851	996	117	(2)	43
Natural Gas (BOE)	32	17	1	(3)	—
Eastern Crude Oil(4)	54,540	9,510	1,642	(2)	91
Of which, extra-heavy	37,157	1,961	301		338
Natural Gas (BOE)(5)	19,291	3,364	451	(3)	117
Total Crude Oil(4)	77,685	17,373	3,295	(2)	64
Natural Gas (BOE)(5)	25,446	5,691	704	(3)	99

(1)
Developed and undeveloped.

(2)
Refers to production from the top of our wells, and includes condensate.

(3)
Net natural gas production (gross production less natural gas reinjected), obtained from the top of our wells.

(4)
Includes proved reserves of heavy and extra-heavy crude oil in the Orinoco Belt, estimated to be 37.2 billion barrels at December 31, 2000. See "Item 4.B Business overview—Initiatives Involving Private Sector Participation."

(5)
Includes proved reserves of natural gas in the Orinoco Belt, estimated to be 2.4 billion BOE at December 31,2000.

  Reserves

    Crude oil and natural gas represented 75% and 25%, respectively, of our total estimated proved crude oil and natural gas reserves on an oil equivalent basis at December 31, 2000.

    Crude Oil.  We had estimated proved crude oil reserves at December 31, 2000 totaling approximately 78 billion barrels (including an estimated 37.2 billion barrels of heavy and extra-heavy crude oil in the Orinoco Belt). We also had estimated proved reserves of natural gas totaling approximately 147,585 billions of cubic feet ("BCF") (including an estimated 14,189 BCF in the Orinoco Belt). The average API gravity of our estimated proved crude oil reserves was 16.6° as compared to an average API gravity of 23.9° for our crude oil produced in 2000. Based on 2000 production levels, our estimated proved reserves of crude oil, including heavy and extra-heavy crude oil reserves that will require significant future development costs to produce and refine, have a remaining life of approximately 64 years.

    From December 31, 1995 to December 31, 2000, our estimated proved reserves of crude oil increased by 11.4 billion barrels and our estimated proved reserves of natural gas increased by 0.7 billion BOE. In 2000, 1999 and 1998, our proved crude oil reserve replacement ratio was 169%, 165% and 200%, respectively. These increases resulted from revisions to the expected recovery rate of oil in place and the application of secondary recovery technology to existing crude oil deposits.

    Natural Gas.  We have substantial proved developed reserves of natural gas amounting to 103,310 BCF (or 17,812 millions of barrels of oil equivalent) at December 31, 2000. Virtually all of our natural gas reserves are composed of associated gas that are developed incidental to the development of our crude oil reserves. A large proportion of our proved natural gas reserves are developed. During 2000, approximately 33% of the natural gas that we produced was reinjected for well pressure maintenance purposes.

    The following table shows our proved crude oil and natural gas reserves and proved developed crude oil and natural gas reserves, all located in Venezuela:

PDVSA's Proved Reserves

	Year Ended December 31,
	2000	1999	1998	1997	1996
Proved Reserves(1)
Crude oil (MMB)
Condensate	1,772	1,847	1,922	2,255	2,085
Light (API gravity of 30° or more)	10,244	10,258	9,292	9,447	8,430
Medium (API gravity of 21° or more and less than 30°)	12,804	12,195	12,505	10,777	10,940
Heavy (API gravity of 11° or more and less than 21°)	17,177	16,861	16,742	16,675	16,297
Extra-heavy (API gravity of less than 11°)(2)	35,688	35,701	35,647	35,673	34,823

Total crude oil	77,685	76,862	76,108	74,827	72,575

Of which, assigned to Operating Service Agreements(3)	5,479	5,450	4,895	5,457	3,760
Natural gas (BCF)(4)	147,585	146,611	146,573	145,531	142,976

Proved reserves of crude oil and natural gas (BOE)(3)(5)	103,131	102,140	101,379	100,021	97,226

Remaining reserve life of crude oil (years)(6)	64x	70x	64x	63x	67x
Proved Developed Reserves
Crude oil (MMB)
Condensate	814	1,009	1,007	1,230	1,197
Light (API gravity of 30° or more)	3,803	3,827	3,522	3,553	3,770
Medium (API gravity of 21° or more and less than 30°)	5,928	6,480	6,609	5,681	4,917
Heavy (API gravity of 11° or more and less than 21°)	5,453	5,738	5,562	5,801	5,473
Extra-heavy (API gravity of less than 11°)(2)(7)	1,375	1,070	751	751	611

Total crude oil(7)	17,373	18,124	17,451	17,016	15,968

Of which, assigned to Operating Service Agreements(3)	1,413	1,329	1,195	1,332	n.a.

Percentage of proved crude oil reserves(8)	22%	24%	23%	23%	22%
Natural gas (BCF)(4)	103,310	102,628	102,086	101,292	100,278

Percentage of proved natural gas reserves(9)	70%	70%	70%	70%	70%
Proved developed reserves of crude oil and natural gas (BOE)(2)(3)	35,185	35,818	35,052	34,579	33,122

(1)
Proved reserves include both proved developed and undeveloped reserves.

(2)
Proved reserves of extra-heavy oil located in the Orinoco Belt have a low development grade. Of the total proved reserves to be exploited under the Orinoco Belt Project, at December 31, 2000, approximately 646 MMB were being developed under four association agreements in which we have an equity interest of less than 50%. See "Item 4.B—Initiatives Involving Private Sector

  Participation—Joint Ventures with Private Sector Participants—Orinoco Belt Extra-Heavy Crude Oil Projects."

(3)
Portion of reserves in fields assigned to our operating service agreements as of December 31 of the year in which each such operating agreement went into effect. Such agreements will not necessarily result in the exploitation of 100% of those reserves during their term. See "Item 4.B Business overview—Initiatives Involving Private Sector Participation—Operating Service Agreements."

(4)
Includes 12,505 BCF, 12,437 BCF, 12,437 BCF, 12,438 BCF and 11,215 BCF in each of 2000, 1999, 1998, 1997, and 1996, respectively, associated with extra-heavy crude oil reserves.

(5)
Natural gas is converted to BOE at a ratio of 5.8 thousand cubic feet of natural gas per one barrel of crude oil.

(6)
Based on crude oil production and total crude proved reserves. Proved reserves of extra-heavy crude oil in the Orinoco Belt are being developed in association with third parties. See Note (2) above.

(7)
Includes proved developed reserves of extra-heavy crude oil utilized in the production of Orimulsion®.

(8)
Proved developed crude oil reserves divided by total proved crude oil reserves.

(9)
Proved developed natural gas reserves divided by total proved natural gas reserves.

    For a summary of the annual changes in our estimated proved reserves of crude oil and natural gas for 2000, 1999 and 1998, see also Note 17, Table I, to our consolidated financial statements included herein.

    We use geological and engineering data to estimate our proved crude oil and natural gas reserves, including proved developed and undeveloped reserves. Such data is capable of demonstrating with reasonable certainty whether such reserves are recoverable in future years from existing reservoirs under existing economic and operating conditions. We expect to recover proved developed crude oil and natural gas reserves principally from new wells and acreage that has not been drilled using our currently available equipment and operating methods. Our estimate of reserve are not precise and are subject to revision. We review our crude oil and natural gas reserves annually to take into account, among other things, production levels, field reviews, the addition of new reserves from discoveries, year-end prices and economic and other factors. Proved reserve estimates may be materially different from the quantities of crude oil and natural gas that are ultimately recovered.

  Operations

    We maintain an active exploration and development program designed to increase our proved crude oil reserves and production capacity. We have been successful in our efforts to increase our proved crude oil and natural gas reserves in each of the last 20 years. Beginning in 1992, we commenced a program designed to attract and incorporate private sector participation into its exploration and production activities. We currently conduct our exploration and development activities in the Western Zulia, the Western Barinas—Apure and the eastern basin. We are currently conducting extensive exploration and development activities in the Orinoco Belt of the eastern basin and in the other basins, either through our independent efforts or together with foreign partners through joint venture associations. See "Item 4.B Business overview—Initiatives Involving Private Sector Participation."

    In 2000, our exploration expenditures were used principally to fund the drilling of 14 exploratory wells and acquisition of 653 km2 of 3D and 952 km of 2D seismic lines. Additionally, 15 exploratory wells were drilled and 1,633 km2 of 3D seismic lines were acquired pursuant to our operating services agreements. We added 209 MMB of new crude oil reserves in 2000 as a result of our exploration activities, compared to 184 MMB in 1999 and 170 MMB in 1998. We invested $1,771 million in 474 development wells and other facilities in 2000.

    The following table summarizes our drilling activities for the periods indicated:

PDVSA Exploration and Development

	Year Ended December 31,
	2000	1999	1998	1997	1996
Exploration
Wells spud	5	5	9	10	14
Wells carry-over	9	7	6	11	19

Total	14	12	15	21	33

Wells completed	2	0	5	10	9
Wells suspended	2	5	4	4	5
Wells under evaluation	5	1	3	2	—
Wells in progress	1	4	1	4	11
Dry or abandoned wells	4	2	2	1	8

Total	14	12	15	21	33

Development
Development wells drilled(1)	474	349	976	1,058	884

(1)
Includes wells in progress, even if they were spud in previous years, and injector wells.

    In 2000, our crude oil production averaged 3,085 MBPD with an average API gravity of 25.6°. This production level represented 80% of the estimated average crude oil production capacity of 3,854 MBPD. The average production costs of crude oil during this period were approximately $3.48 per BOE, or $2.22 per BOE excluding the production and costs attributable to our operating service agreements.

    At December 31, 2000, we operated approximately 18,979 oil wells and 71 gas wells. At such date, we had 37,659 gross kms2 undeveloped acreage and 90,914 gross kms2 acreage under development, including 45,647 kms2 developed pursuant to our operating service agreements.

    During 2000, our natural gas production averaged 5,946 millions of cubic feet per day ("MMCFD"), or an amount equal to a production of approximately 1,025 MBPD on an oil equivalent basis. Of this production, approximately 33%, or 1,967 MMCFD, was reinjected for purposes of maintaining reservoir pressure. The net natural gas production of 3,979 MMCFD was consumed in production of liquid natural gas (9%), as fuel in refinery and production operations (47%), in petrochemical operations (9%) and the remainder (35%) was sold to third parties in power generation, aluminum, iron and other manufacturing industries and domestic uses. Approximately 64% of our 2000 natural gas production and approximately 76% of total estimated proved net natural gas reserves are located in the eastern basin. A significant portion of such production is transported through our pipelines for use by industries in the coastal region and central Venezuela

    The following table summarizes our historical average net daily crude oil and natural gas production by type and by basin and average sales price and production cost for total production for the periods specified:

Average Production, Sales Price and Production Cost

	Years Ended December 31,
	2000	1999	1998	1997	1996
	(MBPD, except as otherwise indicated)
Crude oil
Condensate	50	43	43	42	47
Light (API gravity of 30° or greater)	1,174	1,189	1,233	1,264	1,186
Medium (API gravity of 21° or greater and less than 30°)	1,047	1,095	1,137	1,002	918
Heavy (API gravity of less than 21°)	814	623	866	940	833

Total crude oil(1)	3,085	2,950	3,279	3,248	2,984

Of which, assigned to Operating Service Agreements(2)	466	404	359	284	186
Liquid petroleum gas	167	177	170	176	167

Total crude oil and liquid petroleum gas	3,252	3,127	3,449	3,424	3,151

Natural gas
Gross production (MMCFD)	5,946	5,685	5,875	5,708	5,274
Less:
Reinjected (MMCFD)	1,967	1,919	1,910	1,778	1,476

Net natural gas (MMCFD)	3,979	3,766	3,965	3,930	3,798

Total crude oil, liquid petroleum gas and net natural gas (BOE)	3,938	3,776	4,133	4,101	3,806

Crude oil production by basin
Western Zulia Basin	1,536	1,450	1,634	1,686	1,632
Western Barinas—Apure Basin	115	131	134	138	142
Eastern Basin	1,434	1,369	1,511	1,424	1,210

Total crude oil production	3,085	2,950	3,279	3,248	2,984

Natural gas gross production by basin (MMCFD)
Western Zulia Basin	1,665	1,801	2,022	2,072	2,192
Western Barinas—Apure Basin	7	7	7	14	14
Eastern Basin	4,274	3,877	3,846	3,621	3,068

Total gross natural gas production	5,946	5,685	5,875	5,707	5,274

Average sales price(3)
Crude oil ($ per barrel)	$24.94	$15.35	$9.37	$15.10	$17.44
Gas ($ per MCF)	$0.90	$0.73	$1.37	$0.73	$0.33
Average production cost ($per BOE)(4)	$3.48	$2.72	$2.75	$2.33	$1.64
Average production cost ($per BOE)(4), excluding operating service agreements	$2.22	$2.00	$2.33	$1.94	$1.38

(1)
In 2000, excludes 155 MBPD of extra-heavy crude oil production from our Cerro Negro and Petrozuata Orinoco Belt joint venture and includes 25 MBPD of PDVSA's interest in the Cerro Negro joint venture.

(2)
See "Item 4.B Business overview—Initiatives Involving Private Sector Participation—Operating Service Agreements."

(3)
Including sales to subsidiaries and affiliates.

(4)
The combined average production cost per barrel (for crude oil, natural gas and liquid petroleum gas), is calculated by dividing the sum of all direct and indirect production costs (including our own consumption but not including depreciation and depletion); by the combined total production volumes of crude oil, natural gas and liquid petroleum gas.

Initiatives Involving Private Sector Participation

    We are permitted, pursuant to Article 5 of the Nationalization Law, to enter into operating agreements and, with the approval of the National Assembly, association agreements, with private entities. We have, since 1992, with the approval of the Venezuelan government and the Venezuelan congress where required, implemented various arrangements designed to attract investments by unaffiliated private sector oil companies in our exploration and development activities.

  Operating Service Agreements

    In 1992, 1993 and 1997, we auctioned to and entered into agreements with private sector operators on three occasions (hereinafter referred to as the "first round," "second round" and the "third round") the right to reactivate and develop, using secondary and tertiary recovery techniques, certain oil fields that no longer met our minimum rate of return on investment pursuant to the terms of our operating service agreements with such operators. Under our operating service agreements, the operator makes all required capital expenditures and pays all operating expenses. The operator is paid a fee for the hydrocarbons produced to reimburse such operator for its capital and operating expenses and to provide the operator with a return on investment. We own the capital assets employed and we retain title to the hydrocarbons produced.

  •
  The First and Second Rounds.  In the first and second rounds, a total of 27 oil companies were awarded rights to exploit 15 oil fields. An average of 329 MBPD of crude oil was produced from these fields in 2000, and it is expected that such production will increase to approximately 460 MBPD when the fields are in substantially full operation by 2005. As of December 31, 2000, these fields had estimated proved reserves of approximately 3.8 billion barrels of crude oil. As of December 31, 2000, under this initiative, foreign companies had invested in excess of $4,000 million.

  •
  The Third Round. In the third round, we auctioned the right to reactivate, rehabilitate, develop and additionally explore certain hydrocarbon reservoirs located in 20 geographical areas. An average of 137 MBPD of crude oil was produced from these fields in 2000. As of December 31, 2000, these fields had estimated proved reserves of 1.6 billion barrels of crude oil. Our business plan currently contemplates daily production of 424 MBPD by 2005 under our operating service agreements. As of December 31, 2000, under this initiative, the operator companies had invested in excess of $2,000 million.

    The following table sets forth information with respect to the contracts awarded to reactivate the marginal fields under our operating service agreements:

Operating Service Agreements
As of December 31, 2000

Area	Consortium (Operator)	Proved Crude Oil Reserves (Mmb)(1)
First And Seconds Rounds
Boscan	Chevron	1,482.9
Urdaneta / West	Shell Venezuela S.A.	849.3
DZO	B.P.	355.2
Oritupano / Leona	Perez Companc, Union Pacific Resources, Corod.	283.4
Colon	Tecpetrol, Nomeco, Corexland	112.9
Quiamare / LA Ceiba	Repsol, Sipetrol, Tecpetrol, Ampolex	83.7
Quiriquire	Repsol YPF, B.P.	76.4
Pedernales	Perenco	125.4
Uracoa/Bombal	Benton Oil & Gas, Vinccler	94.8
Sanvi / Güere	Teikoku Oil De Sanvi Güere C.A.	99.9
Guarico East	Teikoku Oil De Venezuela C.A.	74.4
Jusepin	Total, B.P.	66.7
Guarico West	Union Pacific Resources, Repsol YPF	40.6
Falcon East	Vinccler	9.3
Falcon West	West Falcon Samson	2.3

Sub Total		3,757.2

Third Round
Boquerón	BP, PreussAG Energy, PG&I	106.8
LL-652	Chevron, BP, Statoil, PG&I	369.6
Dación	Lasmo	255.9
Intercampo norte	China National Petroleum Corp.	184.6
Caracoles	China National Petroleum Corp.	95.3
B2X 68/79	Nimir, Ehcopek, CIV	109.1
Mene grande	Repsol YPF	100.8
Mata	Inversora Mata, Perez Companc	84.9
B2X 70/80	Nimir, Pancanadian	71.3
Kaki	Inemaka, Polar, B.P., PG&I	44.3
Ambrosio	Phillips Petroleum, PG&I	53.9
Onado	Compañía General Combustibles, Carmanah Resources, Korea Petroleum, Bco Popular Del Ecuador	54.3
La Concepción	Perez Companc, Williams Companies	80.5
Cabimas	Preussag Energy, Suelopetrol	19.7
Casma Anaco	Open, Cosa, Cartera De Inversiones Venezolanas Phoenix Internacional, Rosewood	26.1
Maulpa	Inemaka, Polar, BP, PG&I	27.4
Acema	Coroil, Perez Companc	36.9
La Vela	Phillips Petroleum, BP	—

Sub Total		1,721.4

	Total	5,478.6

(1)
These proved crude oil reserves correspond to the fields assigned to each of the operating service agreements and are included in our total proved crude oil reserves. Such operating service agreements will not necessarily result in the exploitation of 100% of those reserves during their term. See "Item 4.B Business overview—Exploration and Production—Reserves." The proved reserves disclosed at December 31, 2000 do not include any additional reserves which may ultimately be proved based on secondary and tertiary recovery projects to be implemented by the operators of the service contracts.

  Operating Service Agreement with National Universities

    In October 2000, we entered into operating service agreements with three National Universities: Eastern University (UDO), Western University (LUZ) and Central University (UCV). In these agreements, we auctioned the right to reactivate, rehabilitate and develop fields located in three geographical areas.

    Each field will be developed by separate entities that are 51% owned by us and 49% owned by the respective universities. These fields are: Socororo, located in Anzoategui State (operated by Petroucv), Mara Este, located in the Zulia State (operated by Oleoluz) and Jobo, located in Monagas State (operated by Petroudo). The total assigned area for all these fields is approximately 523 km2. The average production forecast for these are up to 50 MBPD of API degree ranging from 8°—22° crude oil, in the medium term.

    The purpose of these agreements with the National Universities is to provide training and industry experience to Venezuelan university students, especially geophysics, petroleum engineering and geology students.

  Joint Ventures with Private Sector Participants

    Exploration Bidding Round.  In July 1995, the Venezuelan Congress approved the use by us of a profit sharing arrangement pursuant to which private sector oil companies were offered the right to explore, exploit and develop light and medium crude oil on an equity basis in ten designated blocks with a total area of 13,774 km2, pursuant to the terms of profit sharing agreements entered into by such companies and our subsidiary, Corporación Venezolana del Petróleo, S.A. Under the profit sharing agreements, Corporación Venezolana del Petróleo, S.A. has the right to participate with an ownership interest between 1% and 35% (at its option) in the development of any recoverable reserves with commercial potential. Eight blocks were awarded to 14 companies in 1996. The awards were based on the percentage of pre-tax earnings ranging up to 50% that the bidders were willing to share with the Venezuelan government. Our business plan currently contemplates aggregate average daily production from the fields in these new areas of 460 MBPD by 2010. During 2000, $71 million was spent by private sector participants to drill two exploratory wells and to continue with geological and engineering studies as well as environmental audits, with cumulative investment at the end of 2000 amounting to $777 million. Significant discoveries have been made in four of the eight areas. In three of the areas: Guanare, Punta Pescador and Delta Centro, the profit sharing agreements have been terminated early in accordance with their provisions.

    The following table shows the areas awarded in the Exploration Bidding Round:

Field/Area	Consortium (as of December 31, 2000)
La Ceiba/Zulia	Exxon-Mobil/Veba/Nippon
Guanare/Portuguesa	Elf/Conoco
San Carlos/Cojedes—Portuguesa	Pérez Companc
Guarapiche/Monagas	Maxus (Repsol)
Golfo de Paria West/Sucre	Conoco / AGIP / OPIC
Golfo de Paria East/Sucre	Ineparia
Punta Pescador/Delta Amacuro	Veba—Amoco / TOTAL
Delta Centro/Delta Amacuro	Burlington / Union Pacific / Benton

    Orinoco Belt Extra-Heavy Crude Oil Projects.  The Venezuelan Congress approved four vertically integrated joint venture projects in the Orinoco Belt for the exploitation and upgrading of extra-heavy crude oil of average API gravity of 9° and marketing of the upgraded synthetic crude oil with API gravities ranging from 16° to 32°. These joint venture projects have been implemented through association agreements between us and the various participating entities. The term of each association agreement is approximately 35 years after commencement of commercial production, and, upon termination, the foreign participant's ownership is transferred to us. Each of the projects is assigned an area that is expected to contain sufficient recoverable extra-heavy oil to meet planned output during the life of the association. For the foreign partners, the projects represent a significant opportunity to increase production and proved crude oil reserves. For us, the projects represent an opportunity to develop the Orinoco Belt's extra-heavy crude oil reserves.

    The Venezuelan Congress' approval of each of the associations also sets forth the conditions under which each of the projects may operate. The approval also requires that the associations pay the standard Venezuelan corporate tax rate of 34% (as compared to 67.7% for production of conventional oil). In addition, in May 1998, the Ministry of Energy and Mines and our subsidiary, PDVSA-P&G, signed agreements to provide relief from the 16.67% production tax that is generally applied to production of conventional crude oil under certain circumstances.

    The four joint venture projects in the Orinoco Belt are as follows:

  •
  The Petrozuata Joint Venture.  The Petrozuata joint venture is a project that is being implemented by Petrolera Zuata, C.A., a joint venture company that is owned by us and Conoco Inc. The construction of facilities at Petrozuata began in 1997. These facilities have an anticipated production capacity of 120 MBPD of crude oil with an average API gravity of 20° to 23°. Initial production of extra-heavy crude oil commenced in August 1998. During 2000, Petrozuata produced 94.2 MBPD of extra-heavy crude oil. Upgraded facilities at Petrozuata are under construction and such construction was completed during the first quarter of 2001. Under the terms of the Petrozuata joint venture, Conoco has agreed to undertake the refining process, which will take place at Conoco's Lake Charles refinery.

  •
  The Sincor Joint venture.  The Sincor joint venture is a project among us, Total and Den Norske Stats Oljeselskap ("Statoil"). This joint venture anticipates production of 160 MBPD of crude oil by 2002, and further anticipates reaching a production level of 192 MBPD by 2006, with an average API gravity of 30° to 32°.

  •
  The Hamaca Joint Venture.  The Hamaca joint venture is a project among us, Texaco and Phillips Petroleum. This joint venture anticipates the initial phase of production to yield 190 MBPD of extra-heavy crude oil by 2004 and 230 MBPD by 2007, with an average API gravity of 25° to 27°. The Hamaca joint venture agreement was entered into in June 1999 among us, Texaco, Phillips Petroleum and Atlantic Richfield Corporation. Later in 1999, Atlantic Richfield Corporation sold all of its interest in the Hamaca joint venture to Texaco and Phillips Petroleum.

  •
  The Cerro Negro Joint Venture.  The Cerro Negro joint venture is a project among us, Exxon-Mobil and Veba Oel. This joint venture anticipates that it will produce 117 MBPD of crude oil by the end of 2001, with an average API gravity of 16°. Pursuant to the terms of the Cerro Negro joint venture agreement, we and the Exxon-Mobil subsidiaries participating in the project has agreed to sell our share of upgraded crude oil produced by this joint venture (approximately 80% of total production) to the Chalmette refinery in Chalmette, Louisiana, which is 50% owned by us and 50% owned by Exxon-Mobil. See "Item 4.B Business overview—Refining and Marketing—Refining." During 2000, the Cerro Negro joint venture produced 60.8 MBPD of extra-heavy crude oil.

    The Orinoco Belt projects differ primarily by the quantity and quality of output. For our foreign joint venture partners without a U.S. Gulf Coast refinery (i.e., our Hamaca and Sincor project partners), the projects are designed to produce a synthetic crude oil that can be sold to third party refiners who would otherwise process light sweet conventional crude oil. For our foreign joint venture partners with refining capacity on the U.S. Gulf Coast (i.e., our Petrozuata and Cerro Negro project partners), the projects are designed to produce synthetic crude oil that is suitable for a dedicated refinery.

    The following table sets forth for each association in the Orinoco Belt, the parties, estimated proved reserves in the areas associated with the projects and estimated production:

Project	Private Sector Participants	PDVSA's Interest	Gross Proved Reserves	Estimated Production of Upgraded Crude Oil	Expected Average API of Upgraded Crude Oil
		(%)	(MMB)	(MBPD)	(degrees)
Petrozuata	Conoco	49.9	2,687	102	20-22
Sincor	TOTAL, Statoil	38.0	3,613	169	30-32
Hamaca	Texaco, Phillips	30.0	1,081	170	25-27
Cerro Negro	Exxon-Mobil, Veba Oel	41.7	3,476	105	16

  Participation of the Petroleum Investment Fund

    In 1995, we established the Petroleum Investment Development Corporation, also known as Sociedad de Fomento de Inversiones Petroleras or "SOFIP," to develop investment vehicles, funds and other instruments that will allow local and international investors, including individuals, to invest in the Venezuelan oil industry where private participation is permitted. A portion of our interests in various exploration and production initiatives involving private sector participation may be transferred to the investment vehicles that are created by SOFIP. See "Item 4.B Business overview—Petroleum Investment Promotion Corporation."

Refining and Marketing

  Refining

    In order to maintain our competitiveness and presence within international markets, we expect to invest approximately $2,600 million from 2001 through 2006 in Venezuela to improve our refining systems, adapt our systems to meet environmental regulations and domestic and international product quality requirements. Our refining systems for heavy crude oil processing include the use of Aquaconversion technology in our refining facility located on the island of Curaçao. We are also expanding our coking plants located at the refining complex in Paraguaná, Venezuela. In addition, we also intend to participate projects that are aimed at the manufacture of gasoline.

    Our downstream strategy has focused on the expansion and upgrading of our refining operations in Venezuela, the United States and Europe, allowing us to increase our production of refined petroleum products and upgrade our product mix toward higher-margin refined petroleum products. We have also increased the complexity of our refining capacity in Venezuela. We have also made extensive investments to convert our worldwide refining assets from simple conversion to deep conversion capabilities. Deep conversion capabilities in our Venezuelan refineries have allowed us to improve yields by allowing a greater percentage of higher value products to be produced. Deep conversion capabilities has allowed us to increase our gasoline and distillate yields from 35% in 1976 to 75% in 2000, and has allowed us to reduce our fuel oil production from 60% to 26% during the same period, resulting in an improved export product package.

    We produce asphalt and naphthenic oils from certain Venezuelan heavy crude oil that is particularly suited for the production. Our refineries in Sweden, Belgium and the United Kingdom and our two specialized asphalt refineries in the United States owned and operated by CITGO are dedicated to this line of business.

    We are involved in refining activities in Venezuela and the Caribbean, the United States and Europe. We own six refineries in Venezuela, with a total rated crude oil refining capacity of 1,285 MBPD. We also lease and operate a refinery in Curaçao, with a refining capacity of 335 MBPD at December 31, 2000. We have equity or ownership interests in nine refineries in the United States, five of which we wholly own and four in which we have equity interests. These refineries in the United States provide us with an aggregate net interest in crude oil refining capacity of 1,198 MBPD at December 31, 2000. We have equity interests in nine refineries in Western Europe with a total rated crude oil refining capacity at December 31, 2000 of 1,040 MBPD, of which our net interest in crude oil refining capacity was 252 MBPD. Our net interest in refining capacity has grown from 2,362 MBPD in 1991 to 3,070 MBPD at December 31, 2000.

    The following table sets forth all refineries in which we hold an interest, the rated crude oil refining capacity in such refineries and our interest in that refining capacity. For refineries located outside Venezuela, the subsidiary through which the refinery is owned is also identified.

	PDVSA Refining Capacity At December 31, 2000
	Total Rated Crude Oil Refining Capacity	Net PDVSA Interest in Refining Capacity
	(MBPD)	(MBPD)
Venezuela
Paraguaná Refining Complex (Amuay + Cardon)	940	940
Puerto La Cruz	195	195
El Palito	130	130
Bajo Grande	15	15
San Roque	5	5

Total Venezuela	1,285	1,285

Netherlands Antilles (Curaçao)
Isla(1)	335	335

United States
Lake Charles, Louisiana(2)	320	320
Corpus Christi, Texas(2)	150	150
Paulsboro, New Jersey(2)	84	84
Savannah, Georgia(2)	28	28
Houston, Texas(3)	265	109
Lemont, Illinois(4)	167	167
Chalmette, Louisiana(5)	184	92
Saint Croix, U.S. Virgin Islands(6)	495	248

Total United States	1,693	1,198

Europe
Gelsenkirchen, Germany(7)	226	113
Schwedt, Germany(7)	210	39
Neustadt, Germany(7)	246	31
Karlsruhe, Germany(7)	275	33
Nynäshamn, Sweden(8)	22	11
Antwerp, Belgium(8)	14	7
Gothenburg, Sweden(8)	11	6
Dundee, Scotland(8)	10	5
Eastham, England(8)	26	7

Total Europe	1,040	252

Total outside Venezuela	3,068	1,785

Worldwide Total	4,353	3,070

(1)
Leased. In 1994, PDVSA renewed this lease with the Netherlands Antilles government for an additional 20-year period.

(2)
Owned by CITGO.

(3)
Owned by LYONDELL-CITGO, in which PDVSA has a 41.25% ownership interest.

(4)
Owned by Midwest Refining.

(5)
Owned by Chalmette Refining, a joint venture with Exxon-Mobil, in which PDVSA has a 50% ownership interest.

(6)
Owned by Hovensa, a joint venture in Saint Croix, U.S. Virgin Islands, with Amerada Hess, in which PDVSA has a 50% ownership interest.

(7)
Owned by Ruhr Oel, a joint venture in Germany with Veba Oel, in which PDVSA has a 50% ownership interest.

(8)
Owned by Nynäs, a Swedish joint venture with Fortum, in which PDVSA has a 50% ownership interest.

  Venezuela and the Caribbean

    Our refineries in Venezuela are located at Amuay, Cardón, Puerto La Cruz, El Palito, Bajo Grande and San Roque, with rated crude oil refining capacities of 635, 305, 195, 130, 15 and 5 MBPD, respectively. We recently integrated our operations at the Amuay and Cardón refineries, to form the Paraguaná Refining Complex, one of the world's largest refining complexes. We also operate the Isla refinery in Curaçao, which we lease on a long-term basis from the Netherlands Antilles government. Our lease expires in 2014. Through these refineries, we produce reformulated gasoline and distillates to meet United States and other international market requirements.

  United States

    Through our wholly owned subsidiaries, CITGO and Midwest Refining, we own and operate refineries in Lake Charles, Louisiana, Corpus Christi, Texas, Paulsboro, New Jersey, Savannah, Georgia, and Lemont, Illinois, with rated crude oil refining capacities at December 31, 2000 of 320, 150, 84, 28 and 167 MBPD, respectively.

    The Lake Charles and Corpus Christi refineries are modern, highly complex crude oil refineries that produce primarily light fuels and petrochemicals. The Lake Charles refinery, which is a deep conversion refinery with one of the highest capacity levels for higher value-added products production in the United States (based on the industry standard Salomon Process Complexity Rating), has a "multiple stream capacity" that allows it to continue operating with one or more units shut down. The Corpus Christi refinery is composed of two facilities, located five miles apart, one of which is subleased from Union Pacific Corporation. This sublease expires in 2004. The Corpus Christi refinery's processing technology allows production of premium grades of gasoline that exceed that of most U.S. competitors and for reduced sulfur levels in refined petroleum products. The refineries in Paulsboro, New Jersey and Savannah, Georgia are specialized asphalt refineries. The Paulsboro refinery, which is particularly suited to process asphalt, also has facilities to process low sulfur, light crude oil whenever favorable conditions exist. The Lemont refinery, which is one of the most recently designed and constructed refineries in the United States, is a flexible deep conversion facility that produces primarily gasoline, diesel, jet fuel and petrochemicals. Midwest Refining, a subsidiary of PDV America, Inc., acquired sole ownership of the Lemont refinery in May 1997 together with its associated product distribution terminals, 89 retail outlets and a hydrocarbon solvents marketing business in conjunction with the liquidation of PDV America, Inc.'s interest in a joint venture with the Union Oil Company of California.

    Through LYONDELL-CITGO Refining Company, L.P. ("LYONDELL-CITGO"), a joint venture owned 41.25% by us and 58.75% by Lyondell Petrochemical Company, we have a net interest in refining capacity of 109 MBPD in a refinery located in Houston, Texas with a refining capacity of 265 MBPD. LYONDELL-CITGO completed a $1,070 million refinery enhancement project in 1997, increasing its heavy crude oil conversion capacity from approximately 135 MBPD of 22o average API gravity crude oil at December 31, 1996 to approximately 220 MBPD of 17o average API gravity crude oil at December 31, 1997. We supply almost all of LYONDELL-CITGO's crude oil requirements pursuant to a long-term crude oil supply agreement. LYONDELL-CITGO has a $450 million term credit facility that is due in September 2001. The LYONDELL-CITGO partners are currently pursuing a refinancing of this indebtedness. CITGO's management believes that this debt will be refinanced. CITGO has an option that expired in September 2000 to increase its participation in LYONDELL-CITGO to 50%. We have signed a letter of intent, dated April 12, 2000, to purchase Lyondell Petrochemical Company's interest in LYONDELL-CITGO. CITGO is currently in the process of refinancing its credit facility. A determination will be made with respect to our proposed purchase of Lyondell Petrochemical Company's interest in LYONDELL-CITGO after finalization of such refinancing.

    Through Chalmette Refining, a joint venture owned 50% by us and 50% owned by Exxon-Mobil, we have a net interest in refining capacity of 92 MBPD in a refinery located in Chalmette, Louisiana. The Chalmette refinery has a total refining capacity of 184 MBPD. The Chalmette refinery processes upgraded extra-heavy crude oil to be produced by our Cerro Negro joint venture. CITGO has an option to purchase up to 50% of the refined products produced at the Chalmette refinery, through December 31, 2000. CITGO exercised this option on November 1, 1997 and acquired approximately 67 MBPD and 66 MBPD of refined products from the refinery in 2000 and 1999, respectively, approximately one-half of which was gasoline. Exxon-Mobil operates both the Cerro Negro joint venture and the Chalmette refinery and has agreed to purchase 100% of the refined petroleum products (subject to CITGO's option to purchase 50% of such products) at market prices. See "Item 4.B Business overview—Initiatives Involving Private Sector Participation—Joint Ventures with Private Sector Participants—Orinoco Belt Extra-heavy Crude Oil Projects."

    As of October 30, 1998, we had entered into definitive agreements with Phillips Petroleum Corporation to form the Sweeny joint venture to process crude oil in the United States and with Amerada Hess to form the Hovensa joint venture to process crude oil in the U.S. Virgin Island.

    Pursuant to the Sweeny joint venture, PDV Holding and Phillips Petroleum Corporation will construct an integrated vacuum/coker facility within an existing refinery owned by Phillips Petroleum Corporation in Sweeny, Texas. Pursuant to the terms of the Sweeny joint venture, Phillips Petroleum Corporation will purchase heavy crude oil from us, and the Sweeny joint venture will process feedstocks derived therefrom pursuant to a processing agreement. Revenues from the Sweeny joint venture will consist of fees paid by Phillips Petroleum Corporation to the joint venture under the processing agreement and any revenues from the sale of coke to third parties.

    Pursuant to the Hovensa joint venture, we purchased a 50% interest in a refinery in the U.S. Virgin Islands previously owned by Hess Oil Virgin Islands Corporation, with a current refining capacity of approximately 495 MBPD. The joint venture has entered into long-term supply contracts with us for up to 60% of its crude oil requirements and will construct a coker facility to process heavy crude oils. It is anticipated that construction of this coker facility will be completed by June 2002.

  Europe

    Through Ruhr Oel, a joint venture owned 50% by each of PDVSA and Veba Oel, we have equity interests in refineries in four German refineries (Gelsenkirchen, Neustadt, Karlsruhe and Schwedt) in which our net interest in crude oil refining capacity at December 31, 2000 was 113, 31, 33 and 39 MBPD, respectively. Ruhr Oel also owns two petrochemical complexes (Gelsenkirchen and Münchmünster). The Gelsenkirchen complex, which includes modern, large-scale units that are integrated with the crude oil refineries located in the same complex, primarily produces olefins, aromatic products, ammonia and methanol. The Münchmünster complex, integrated with the nearby Bayear Oil refinery, primarily produces olefins. Ruhr Oel's petrochemical complexes have an average production capacity of approximately 3.2 million metric tons per year of olefins, aromatic products, methanol, ammonia and various other petrochemical products.

    Nynäs is a Swedish owned joint venture that is 50.001% owned by us (through PDV Europa) and 49.999% owned by Fortum Oil and Gas OY. Nynäs owns and operates four specialized refineries, Nynäshamn and Gothenberg in Sweden, Antwerp in Belgium and Dundee in Scotland. Our net interest in crude oil refining capacity in each of the refineries at December 31, 2000 was 11, 6, 7 and 5 MBPD, respectively. All such refineries are specially designed to process heavy sour crude oil. Nynäs also owns a 50% interest in a refinery in Eastham, England. The Eastham refinery is a specialized asphalt refinery in which our net interest crude oil refining capacity at December 31, 2000 was 7 MBPD.

    The Nynäs refineries are specially designed to process heavy sour crude oil. The Nynäs Refineries in Nynäshamn produce asphalt and naphthenic specialty oils. The Dundee, Gothenbeug, Antwerp and Eastham refineries are specialized asphalt refineries. Nynäs purchases crude oil from us and produces asphalt and naphthenic specialty oils, two products for which Venezuelan heavy sour crude oil is particularly well suited feedstock due to its proportions of naphthenic, paraffinic and aromatic compounds. Asphalt products are used for road construction and various industrial purposes, while naphthenic specialty oils are used principally in electrical transformers, as mechanical process oils and in the rubber and printing ink industries.

    The following table shows aggregate refinery capacity, input supplied by us (out of our own production or bought in the open market), product yield and utilization rate for all the refineries in which we hold an interest:

	Year Ended December 31,
	2000		1999		1998
	MBPD	% of Total	MBPD	% of Total	MBPD	% of Total
Total refining capacity	4,353		4,403		4,403

PDVSA's net interest in refining capacity	3,070		3,096		3,096

Refinery input(1)
Crude oil
PDVSA(2)	2,072	68	2,005	70	2,112	76

Light (API gravity of 30[o] or greater)	687	22	767	27	849	31
Medium (API gravity of 21[o] or greater and less than 30o)	862	28	832	29	817	29
Heavy (API gravity of less than 21o)	523	18	406	14	446	16
Other	555	18	546	19	344	13

Light (API gravity of 30[o] or greater)	378	12	291	10	84	3
Medium (API gravity of 21[o] or greater and less than 30o)	49	2	237	8	209	8
Heavy (API gravity of less than 21o)	128	4	18	1	51	2

Crude oil subtotal	2,626	86	2,551	89	2,456	89

Other feedstocks
PDVSA	303	10	173	6	193	7
Other	138	4	129	5	122	4

Other feedstocks subtotal	441	14	302	11	315	11

Total refinery input(3)
PDVSA	2,374	77	2,178	76	2,305	83
Other	693	23	675	24	466	17

Total	3,607	100	2,853	100	2,771	100

Product yield(4)
Gasoline/Naphtha	1,092	38	1,035	36	1,052	36
Distillate	874	30	912	32	783	27
Low sulfur residual	55	2	52	2	215	7
High sulfur residual	344	12	373	13	285	10
Asphalt/Coke	187	6	189	7	138	5
Naphthenic specialty oil	12	0	7	0	7	0
Petrochemicals	106	4	134	5	220	7
Other	225	8	171	5	206	8

Total product yield	2,895	100	2,873	100	2,906	100

Utilization(5)	86%		82%		80%

(1)
Our refineries sourced 60%, 79% and 86% of our total crude oil requirements from crude oil produced by us in 2000, 1999 and 1998, respectively.

(2)
Sourced by us (including supplies from entities that are not subject to our control).

(3)
Includes our interest in crude oil and other feedstocks.

(4)
Our interest in product yield.

(5)
Crude oil refinery input divided by our net interest in refining capacity.

    In 2000, we supplied substantially all of the crude oil requirements of our Venezuelan refineries (approximately 1,079 MBPD), 210 MBPD of crude oil to our leased refinery in Curaçao and an aggregate of 1,337 MBPD of crude oil to refineries owned by our subsidiaries or in which we otherwise have an interest. Of the total volumes supplied by us to our international affiliates, 161 MBPD were purchased on world markets. Additionally, CITGO and Midwest Refining purchased a total of 379 MBPD for processing in their refineries.

  Marketing

    In 2000, we exported 1,998 MBPD of crude oil or 65% of our total crude oil production. In addition, in 2000, we exported 825 MBPD of refined petroleum products produced in Venezuela. Of total exports of crude oil and refined petroleum products, 1,539 MBPD (55%) were sold to the United States and Canada. For the period of January through October 2000, according to the Petroleum Supply Monthly (December 2000), we are the third largest aggregate supplier of crude oil and refined petroleum products in the United States.

    Of our total crude oil exports in 2000, an aggregate of 1,185 MBPD were exported to the United States and Canada. Of our crude oil exports not sold in the United States and Canada, 138 MBPD were sold in Europe, 571 MBPD in the Caribbean and Central America and 104 MBPD in South America and other destinations.

    Of our total refined petroleum products produced in Venezuela in 2000, approximately 411 MBPD were used in the domestic market and 825 MBPD were exported. Of our total exports of refined petroleum products in 2000, 355 MBPD were sold in the United States and Canada, 201 MBPD were sold in the Caribbean and Central America and 269 MBPD were sold in South America and other destinations.

    The following tables set forth the composition and average prices of our exports of crude oil and refined petroleum products for the years 2000, 1999 and 1998:

Composition of PDVSA's Exports

	Year Ended December 31,
	2000		1999		1998
	MBPD	% of Total	MBPD	% of Total	MBPD	% of Total
Crude oil(1)
Light (API gravity of 30[o] or more)	716	36	1,010	52	889	39
Medium (API gravity of 21[o] or more and less than 30o)	586	29	264	14	495	22
Heavy and extra-heavy (API gravity of less than 21o)	696	35	649	34	876	39
Reconstituted(2)	—	—	—	—	1	0

Subtotal	1,998	100	1,923	100	2,261	100

Refined products
Gasoline/Naphtha	186	23	210	24	226	26
Distillate(3)	294	36	332	39	329	39
Low sulfur residual	29	3	34	4	4	1
High sulfur residual	187	23	129	15	149	17
Liquid petroleum gas	43	5	61	7	60	7
Other	86	10	95	11	87	10

Subtotal	825	100	861	100	855	100

Total exports	2,823		2,784		3,116

(1)
Includes sales of crude oil to subsidiaries and affiliated refineries (including to the Isla refinery in Curaçao) of 973, 969 and 904 MBPD in 2000, 1999 and 1998, respectively.

(2)
A blend of heavy crude oil with lighter crudes, condensates or products.

(3)
Includes kerosene.

Average prices of PDVSA's Exports(1)

	Year Ended December 31,
	2000	1999	1998
	($ per barrel)
Crude oil(1)	24.94	15.35	9.37
Refined products	28.40	17.80	13.88
Liquefied petroleum gas	25.42	14.71	11.69
Average for the year	25.91	16.04	10.57

(1)
Includes sales of crude oil to affiliates.

    The following table sets forth the geographic breakdown of our exports of all types of crude oil, identifying sales to affiliates and third parties for the years 2000, 1999 and 1998, together with certain information regarding our exports of light and medium/heavy crude oil and of refined petroleum products from Venezuela for those years:

	Year Ended December 31,
	2000		1999		1998
	MBPD	% of Total	MBPD	% of Total	MBPD	% of Total
Crude oil
All types	1,998	100	1,923	100	2,261	100
United States and Canada	1,185	59	1,208	63	1,521	67
Affiliates	518	26	512	27	611	27
Third parties	667	33	696	36	910	40
Europe	138	7	138	7	145	7
Affiliates	71	4	73	4	89	4
Third parties	67	3	65	3	56	3
Caribbean and Central America	571	29	490	25	439	19
Affiliates	373	19	386	20	204	9
Third parties	198	10	104	5	235	10
South America and others	104	5	87	5	156	7
Affiliates	0	0	0	0	0	0
Third parties	104	5	87	5	156	7
Light (API gravity of 30[o] or greater)(1)	716	36	1,010	53	889	39
United States and Canada	417	21	553	29	549	24
Others	299	15	457	24	340	15
Medium/Heavy (API gravity of less than 30o)(2)	1,282	64	913	47	1,372	61
United States and Canada	767	38	675	35	972	43
Others	515	26	238	12	400	18
Refined petroleum products	825	100	861	100	855	100
United States and Canada	356	43	381	44	386	45
Others	469	57	480	56	469	55
Total crude oil and refined petroleum products exports	2,823	n.a.	2,784	n.a.	3,116	n.a.

Average sales price per barrel (in $)
Light (API gravity of 30[o] or greater)	$28.20		$17.08		$11.38
Medium/Heavy (API gravity of less than 30o)	$23.12		$13.45		$8.08
Refined petroleum products	$28.40		$17.80		$13.88

(1)
Includes condensate.

(2)
Crude oils can also be classified by sulfur content (by weight), "Sour" crudes contain 0.5% or greater sulfur content (by weight) and "sweet" crudes contain less than 0.5% sulfur content (By weight). Substantially all of our exports are classified as sour crude.

    The following table sets forth sales of crude oil and refined petroleum products to third parties by our subsidiaries, including CITGO (which purchase substantial amounts of refined petroleum products from sources other than us to support its United States marketing network). Pursuant to our international downstream integration strategy, approximately 94% of our 2000 crude oil production (by volume) was ultimately processed and sold to third parties in the form of higher margin refined petroleum products.

PDVSA Total Sales to Third Parties

	Year Ended December 31,
	2000		1999		1998
	MBPD	% of Total	MBPD	% of Total	MBPD	% of Total
Refined petroleum products(1)	2,913	63	2,917	72	2,857	65
Crude oil	1,755	37	1,149	28	1,540	35

Total	4,668	100	4,066	100	4,397	100

Average Price/Barrel ($/barrel)	29.13		19.67		14.51

(1)
Includes 1,308, 1,047 and 858 MBPD of refined petroleum products purchased from third parties for resale in 2000, 1999 and 1998, respectively.

  Marketing in the United States

    Sales of Crude Oil to Affiliates.  We supply all of our international refining affiliates with crude oil and feedstocks produced by us or purchased in the open market. Some of our United States affiliates have entered into long-term supply contracts with us that require us to supply a minimum quantity of crude oil and other feedstocks to such affiliates for a fixed period of typically 20 to 25 years. These contracts are scheduled to expire in or after 2006.

    Such contracts incorporate price formulas based on the market value of a slate of refined petroleum products deemed to be produced from each particular grade of crude oil or feedstocks, less certain deemed refining costs, certain actual costs, including transportation charges, import duties and taxes, and a fixed margin, which varies according to the grade of crude oil or other feedstocks delivered. Fixed margins and deemed costs are adjusted periodically by a formula that is primarily based on the rate of inflation. Because deemed operating costs and the slate of refined petroleum products deemed to be produced for a given barrel of crude oil or other feedstocks do not necessarily reflect the actual costs and yields in any period, the actual refining margin earned by the purchaser under the various contracts will vary depending on, among other things, the efficiency with which such purchaser conducts its operations during such period. These contracts are designed to reduce the inherent earnings volatility of the refining and marketing operations of our international refining affiliates. Other supply contracts between us and our United States affiliates provide for the sale of crude oil at market prices.

    Some of the above contracts provide that, under certain circumstances, if supplies are interrupted, we are required to compensate the affected affiliate for any additional costs incurred in securing crude oil or other feedstocks. These crude oil supply contracts may be terminated by mutual agreement, by either party in the event of a material default, bankruptcy or similar financial hardship on the part of the other party or, in certain cases, if we no longer hold, directly or indirectly, 50% or more of the ownership interests in the related affiliate.

    Sales of Crude Oil to Third Parties.  A majority of our export sales of crude oil to third parties, including sales to its customers in the United States with which we maintain long-standing commercial relationships, are made at market prices pursuant to our general terms and conditions, and priced in dollars. Among our customers are major oil companies and other medium-sized companies. Although our general terms and conditions do not require specified volumes to be bought or sold, historically, a majority of our customers have taken shipments on a regular basis at a relatively constant volume throughout the year.

    Marketing of Refined Products.  We conduct all our retail sales in the United States through CITGO. CITGO's major products are light fuels (including gasoline, jet fuel and diesel fuel), industrial products and petrochemicals, asphalt, and lubricants and waxes. Gasoline sales accounted for 55% of CITGO's total sales in 2000. CITGO markets CITGO branded gasoline through over 15,000 independently owned and operated CITGO branded retail outlets located throughout the United States, primarily east of the Rocky Mountains. CITGO also purchases gasoline in the open market to supply its marketing network; as the gasoline production from the Lake Charles and Corpus Christi refineries was equivalent to approximately 49% of the total volume of CITGO branded gasoline sold in 2000.

    CITGO also markets jet fuel directly to airline customers at over 27 airports, diesel fuel in wholesale rack sales to distributors and in bulk through contract sales (primarily as heating oil in the Northeast) or on a spot basis, petrochemicals in bulk to a variety of U.S. manufacturers as raw materials for finished goods, including sulfur, cycle oils, liquid petroleum gas, petroleum coke and residual fuel oil, asphalt to independent contractors for use in the construction and resurfacing of roadways, and over 350 different types, grades and container sizes of lubricant and wax products.

    Through LYONDELL-CITGO, a joint venture owned 41.25% by us and 58.75% by Lyondell Petrochemical Company, we have a net interest in refining capacity of 109 MBPD in a refinery located in Houston, Texas with a refining capacity of 265 MBPD. At December 31, 2000, CITGO's investment in LYONDELL-CITGO was $518 million. In addition, at December 31, 2000, CITGO held notes receivable from LYONDELL-CITGO of $35 million. We supply almost all of LYONDELL-CITGO's crude oil requirements pursuant to a long-term crude oil supply agreement that expires in 2017.

    Crude Oil and Refined Product Purchases.  CITGO owns no crude oil reserves or production facilities and must therefore rely on purchases of crude oil and feedstocks for its refinery operations. We are CITGO's largest supplier of crude oil, and CITGO has entered into long-term crude oil supply agreements with us with respect to the crude oil requirements for each of CITGO's refineries. CITGO also purchases crude oil in the market. In addition, because CITGO's refinery operations do not produce sufficient refined petroleum products to meet the demands of its branded distributors, CITGO purchases refined petroleum products, primarily gasoline, from third party refiners. CITGO also purchases refined petroleum products from various other affiliates including LYONDELL-CITGO, Midwest Refining, Chalmette Refining and Hovensa pursuant to long-term contracts. In 2000, CITGO purchased 637 MBPD under these contracts. In addition, CITGO occasionally purchases on a spot basis refined petroleum products from our Venezuelan refineries.

  Marketing in Europe

    We supply crude oil to our European affiliates pursuant to various supply agreements.  The crude oil that we supply to our European affiliates exceed, as a percentage of total supply, our aggregate net ownership interest in such entities' combined refining capacity. In 2000, we supplied to the European refineries in which we held an interest with 252 MBPD of crude oil, of which 69 MBPD were exported from Venezuela and 183 MBPD were purchased on world markets.

    The crude oil processed at the Ruhr Oel refineries is supplied 50% by us and 50% by Veba Oel pursuant to a joint venture agreement and a long-term supply contract. Pursuant to these agreements, Ruhr Oel does not acquire title to any crude oil or refined petroleum products. Rather, the crude oil supplied by us or Veba Oel remains owned by us or Veba Oel, as applicable, throughout the refining process. Our share of the refined petroleum products processed at the Ruhr Oel refineries is distributed through Veba Oel's marketing network. The operating costs of the Ruhr Oel refineries are shared equally by us and Veba Oel.

    We receive 50% of the revenues from Veba Oel's sales of the refined petroleum products processed at the Ruhr Oel refineries, less attributable operating and marketing costs. This arrangement provides Ruhr Oel with essentially constant break-even results. We supply crude oil to the Ruhr Oel refineries and receive revenues from the sale of refined petroleum products attributable to such crude oil.

    Nynäs purchases crude oil from PDVSA and produces asphalt and naphthenic specialty oils, two products for which Venezuelan heavy sour crude oil is particularly well suited feedstock due to its proportions of naphthenic, paraffinic and aromatic compounds. Asphalt products are used for road construction and various industrial purposes, while naphthenic specialty oils are used principally in electrical transformers, as mechanical process oils and in the rubber and printing ink industries. Nynäs does not own crude oil reserves or production facilities and, therefore, must purchase crude oil for its refining operations. Nearly all crude oil purchased by Nynäs is supplied by us pursuant to long-term supply contracts. We supply Nynäs only with high sulfur, extra-heavy Venezuelan crude oil.

    Nynäs markets asphalt products through an extensive marketing network in several European countries. Scandinavia, the United Kingdom and Continental Europe are the source of 41%, 28% and 31%, respectively, of Nynäs' consolidated revenues for 2000. Nynäs markets its naphthenic specialty oils throughout Europe, Africa, the Middle East and Australia, and the distillates that it produces are either sold as fuel or further processed into naphthenic specialty oils. Nynäs distributes its refined products primarily by specialized bitumen ships, rail tanks and trucks. Nynäs also maintains a terminal system network in Scandinavia.

  Marketing in Latin America and Caribbean

    We also plan to expand the sale of our products in Latin America and the Caribbean markets by increasing the number of service stations there and promoting the sale of PDV and CITGO brander lubricants and fuels.

  Marketing in Venezuela

    The following table presents our sales of refined petroleum products and natural gas of the Venezuelan domestic market:

PDVSA Local Market Sales

	Year Ended December 31,
	2000	1999	1998
	(MBPD, except as otherwise indicated)
Refined products
Liquefied petroleum gas	67	62	63
Motor gasolines	208	199	195
Diesel	82	74	75
Other	54	48	49

Total	411	383	382

Natural gas (BOE)	288	287	285
Natural gas (MMCF)	1,670	1,665	1,653
Unit Sale Prices
Refined products ($ per barrel)	$9.20	$8.00	$8.70
Natural gas ($/BOE)	$5.29	$4.24	$2.98
Natural gas ($/MCF)	$0.90	$0.73	$0.51

    Since December 1993, the Venezuelan government has permitted private sector participants to market lubricants in Venezuela.

    Since January 1997, through our subsidiary Deltaven S.A. ("Deltaven"), we have been marketing and distributing retail gasoline and other refined petroleum products under the PDV brand in the Venezuelan domestic market. Deltaven is also promoting the development of the commercial infrastructure and services for retail clients with the participation of the private sector.

    The retail price for gasoline is set by the Venezuelan government and represents approximately 47% the export price for gasoline in 2000.

    Effective November 1997, the Venezuelan government has permitted private sector participants to market gasoline and other refined petroleum products in Venezuela through retail outlets owned or operated by such participants. At the end of 2000, three private domestic participants, Grupo Trebol, Llanopetrol and CCMonagas, and four private international participants, Shell, Texaco, Exxon-Mobil and British Petroleum, were marketing their products in Venezuela. These companies market their brands through 753 retail outlets owned or operated by them, and have a market share in the gasoline and diesel sector of 49% compared to Deltaven's 51%.

Transportation and Infrastructure

  Pipelines and Storage

    Venezuela and the Caribbean.  We have an extensive transportation network in Venezuela consisting of approximately 3,410 km in total of crude oil pipelines (comprising over 28 pipelines), with a throughput capacity of approximately 978,679 MM3D of crude oil. These pipelines connect production areas to terminal facilities and refineries. We have a network of gas pipelines in Venezuela totaling approximately 4,200 km, with a throughput capacity of 77 million MM3D. Our network is composed of the Western and East Central systems, stretching from Lake Maracaibo to Punto Fijo and from Puerto Ordaz to Barquisimeto. We also have a network of 1,179 km of products pipelines with a total flow capacity of approximately 831 MBPD.

    We maintain total crude oil storage capacity of approximately 80 MMB in Venezuela, including tank farms, refineries and shipping terminals, of which approximately 16.3 MMB is available at our refineries. Our terminal facilities are comprised of nine maritime ports as well as two river ports. Construction is currently under way on our new terminal facilities at the Jose complex. See "Item 4.B Business overview—Other Projects." We have a refined petroleum products storage capacity in Venezuela of 73.4 MMB.

    In addition to the storage and terminal facilities in Venezuela, we also maintain additional storage and terminal facilities in the Caribbean (located in Bonaire, the Bahamas, Trinidad, Curaçao and Statia) with an aggregate storage capacity of 50 MMB at December 31, 2000. The Curaçao oil terminal, which is leased from the Netherlands Antilles government, had a storage capacity of approximately 14.5 MMB at December 31, 2000.

    United States.  Through CITGO, we own and operate 142 miles of crude oil pipelines and approximately 1,021 miles of products pipeline systems. CITGO also has equity interests in two crude oil pipeline companies with a total of approximately 1,929 miles of product pipelines plus equity interests in five refined product pipeline companies with a total of approximately 8,437 miles of pipeline. CITGO's pipeline interests provide it with access to substantial refinery feedstocks and reliable transportation to the refined product markets, as well as cash flows from dividends. One of the refined product pipelines in which CITGO has an interest, Colonial Pipeline, is the largest refined product pipeline in the United States, transporting refined products form the Gulf Coast to mid-Atlantic and eastern seaboard states.

    Europe.  Through Ruhr Oel's equity interests in five European pipeline companies, we have interests in four crude oil terminals and four crude oil pipelines in northwestern Europe, including two pipelines from the Mediterranean coast to Germany. Ruhr Oel also owns three port facilities in the Rhine-Herne Canal providing barge access to Rhine and North Sea coastal ports.

  Shipping

    At December 31, 2000, PDV Marina S.A. ("PDV Marina"), our wholly owned subsidiary, owned and operated 21 tankers with a total capacity of approximately 1,191 MDWT and an average age at December 31, 2000 of approximately 11 years.

    In 2000, our total average shipments of crude oil and refined petroleum products amounted to 1,032 MBPD, of which 373 MBPD were exported to international markets and 659 MBPD were shipped pursuant to Venezuelan coastal trade. Of such quantities shipped, our tankers shipped an average of 282 MBPD and the remaining quantities were transported by chartered tankers.

Petrochemicals

    We are engaged in the Venezuelan petrochemical industry through our wholly owned subsidiary, Petroquímica de Venezuela, S.A. ("Pequiven"). Pequiven's goals include increasing the capacity and flexibility of existing plants, both for local and international markets, and identifying new products or commercial opportunities, mainly in methanol, plastics and fertilizers. The raw materials currently used by Pequiven are natural gas and liquefied petroleum gas, reformed naphtha and sulfur which are provided by PDVSA Petróleo, and phosphate rock, which is supplied by Pequiven's subsidiary, Fosfato de Venezuela S.A., located in the state of Falcón in northwestern Venezuela.

    The following table sets forth Pequiven's sales, consolidated revenues, net property, plant and equipment and capital expenditures in its wholly owned plants for each of the years indicated:

Pequiven's Sales, Consolidated Revenues, Net Property,
Plant and Equipment and Capital Expenditures

	Year Ended December 31,
	2000		1999		1998
Total sales (thousands of metric tons)	3,564		3,215		3,237
Consolidated revenues ($ in millions)	1,010	(3)	718	(2)	763	(1)
Net property, plant and equipment
at year end ($ in millions)	2,245		2,316		2,324
Capital expenditures ($ in millions)	66		122		168

(1)
Includes $20 million of sales to affiliates.

(2)
Includes $16 million of sales to affiliates.

(3)
Includes $21 million of sales to affiliates

    Pequiven and its joint ventures operate three petrochemical complexes, with a total combined production capacity of over eight million metric tons currently. The Morón complex, in the State of Carabobo, primarily produces fertilizers and sulfuric acid. The El Tablazo complex, on the northeast shore of Lake Maracaibo in the State of Zulia, produces mainly olefins, chlorine/caustic nitrogen-based fertilizers, industrial feedstocks and thermoplastic resins. The Eastern Jose complex, located on north coast of that State of Anzoategui, produces methanol, fertilizer, industrial products and methyl-ter-butyl-ether ("MTBE"). Pequiven also has facilities to produce aromatics in the PDVSA El Palito refinery, located in Carabobo State. Gross production of Pequiven's wholly owned plants in 2000 and 1999 was approximately 4.5 million metric tons.

    At present, Pequiven has interests in 17 operational joint ventures, with most of their production facilities located in the three existing petrochemical complexes, and has interests in new joint ventures in various stages of development. The gross production of these joint ventures in 2000 was approximately 3.1 million metric tons, as compared to 2.7 million metric tons in 1999. Products of these joint ventures include methanol, MTBE, ethylene, propylene, dripolene, polyethylenes, polypropylene, ethylene oxide, glycols, caustic soda, chlorine, ethylene dichloride, fertilizers, caprolactam and other specialty products.

    In January 1997, Pequiven and Exxon-Mobil entered into a preliminary development agreement to assess the possibility of building a polyolefins complex in Pequiven's Jose complex. It is expected that this project will require an aggregate investment of approximately $2,500 million. The joint venture would be 50% owned by Exxon-Mobil and 50% owned by Pequiven. Basic engineering and class II cost estimates were concluded during 1999 and both partners are in the pre-development phase and are analyzing enhancements for the project in anticipation of entering into a definitive development agreement.

    In April 1998, Pequiven signed a joint venture agreement with Koch Industries Inc., Snamprogetti S.P.A. and Polar Uno, C.A. to construct two ammonia and two urea plants in the Jose complex for a total investment of approximately $1,000 billion. The joint venture company is called FertiNitro and is owned 35% by Pequiven, 35% by Koch, 20% by Snamprogetti and 10% by Polar. According to the joint venture agreement, Koch and Pequiven will agree to purchase pursuant to long-term offtake contracts 50% of the output of the four plants at market prices. The plant was completed in January 2001 and began production shortly thereafter.

    During 1998, the Venezuelan Congress formally enacted legislation which, among other things, permits us to sell shares of Pequiven or any of our subsidiaries to local or foreign investors, to cause Pequiven to dispose of Pequiven's interests in subsidiaries and joint ventures, and to sell Pequiven's assets to third parties. The net proceeds of such transactions, if any, would be used to develop further our petrochemical activities.

    We are also investing $150 million in the construction of a petrochemical jetty at the Jose complex with capacity to handle refrigerated liquids, bulks solids and containers coming from the FertiNitro joint venture and the future polyolefins project. This facility began operating during the first quarter of 2001.

    Our business plan contemplates increasing the aggregate capacity of Pequiven's own plants and those operated by joint ventures, depending upon the potential availability of associated gas. We plan to construct 20 new petrochemical plants: 17 plants in the Jose complex, two aromatics plants in Paraguaná and one polypropylene plant in Zulia. Projects under consideration in the Jose complex include three fertilizer complexes to produce ammonia and urea (comprising ten plants), one olefin complex (comprising four plants) and two methanol plants and one acetic acid plant. We estimate that one third of investments for these plants will come from Pequiven's, through its own resources (including bank loans), and our joint venture partners will contribute the remainder of the investments.

    Through our subsidiary, Proyectos Especiales, C.A., we are also involved in a number of projects with the private sector to process intermediate refinery streams into higher margin products that will substitute for imports and increase non-traditional exports such as solvents, propylene, waxes and oil tars.

Natural Bitumen

    The Orinoco Belt, located along the Orinoco River in eastern Venezuela, has substantial reserves of natural bitumen, estimated to be in excess of 1 trillion barrels, an estimated 22% of which can be recovered by conventional petroleum exploitation methods. We are involved in several extra-heavy crude oil projects in the Orinoco Belt to exploit these reserves. See "Item 4.B Business overview—Initiatives Involving Private Sector Participation—Joint Ventures with Private Sector Participants—Orinoco Belt Extra-heavy Crude Oil Projects."

    Additionally, through our wholly owned subsidiary, Bitúmenes Orinoco, S.A. ("Bitor"), we have developed a process of emulsifying natural bitumen in water to create an alternative liquid fuel to generate electricity, named Orimulsion®. Orimulsion® offers advantages over coal and fuel oil in terms of combustion properties, environmental impact, ease of handling and costs. Field development and production of the resources needed to manufacture Orimulsion® are currently carried out through operating arrangements and contracts entered into by PDVSA Petróleo.

    Our net production of Orimulsion® in 2000 was approximately 6.3 million metric tons, as compared to 4.8 million metric tons in 1999. Our Orimulsion® production capacity is 6.5 million metric tons per year. In accordance with our business plan, Bitor plans to increase Orimulsion® production to 19 million metric tons per year by 2006 and is currently analyzing various projects for the expansion of its development and production capacity that would involve the establishment of joint ventures with several foreign oil companies.

    Orimulsion® is marketed worldwide by Bitor through its wholly owned marketing subsidiaries. In Japan, Bitor markets Orimulsion® through its 50% owned joint venture with Mitsubishi Corporation. Bitor's 2000 production was sold mainly to customers in Denmark (18%), Canada (11%), Italy (44%), Japan (11%) and China (12%).

    The following table sets forth information regarding the production, sales, consolidated revenues, net property, plant and equipment and capital expenditures of Bitor:

Bitor's Production, Sales, Consolidated Revenues, Net Property,
Plant and Equipment and Capital Expenditures

	Year Ended December 31,
	2000	1999	1998
	(thousands of metric tons, except as otherwise indicated)
Raw material production	4,175	3,352	2,690
Production	6,255	4,805	3,770
Total sales of Orimulsion®	6,235	4,885	3,535
Consolidated revenues ($ in millions)	215	148	124
Net property, plant and equipment ($ in millions)	556	545	565
Capital expenditures ($ in millions)	51	14	4

Coal

    We are an active participant in the coal mining industry through our wholly owned subsidiary Carbones de Zulia, S.A. ("Carbozulia"). Venezuela's most important coal deposits are in the Guasare basin, which is located in the northwestern state of Zulia. There are approximately one million metric tons of coal resources and four mines in the Guasare basin. Currently, two mines in the Guasare basin are operational and approximately 20% of resources in the basin are being exploited. It is estimated that up to 50% of such resources can be exploited using current operating methods. Carbozulia has entered into two joint venture agreements with foreign companies to operate the two currently operational mines.

    The following table sets forth Carbozulia's share of coal production, sales and revenues for each of the periods indicated:

Carbozulia's Production, Sales and Consolidated Revenues

	Year Ended December 31,
	2000	1999	1998
	(thousands of metric tons, except as otherwise indicated)
Coal production	7,748	6,392	6,140
Coal sales	8,097	6,291	5,920
Consolidated revenues ($ in millions)	$112	$61	$55

    Carbozulia's total coal production is exported, primarily to the United States, France, Holland, Italy, Spain, Germany, Belgium and Sweden.

Research and Development

    Intevep S.A. is our wholly owned research and technology support subsidiary. Its overall mission is to create and sustain a competitive advantage for PDVSA through efficient and effective application of technology. Intevep contributes toward the exploration for new reserves, better utilization of existing reserves, the increases in production, the reduction of operational costs, greater productivity, improvements in product quality and the development of new petroleum-derived products and innovative processes.

    During 2000, we developed products such as MIS, AQUADIESEL and DISOL and conducted early commercial tests of ISAL, AQUACONVERSION and HDH+ technologies. MIS is an upgrade in technology used in connection with heavy and extra heavy crude oil recovery and production. AQUADIESEL is a low emission diesel suitable to be used in public transportation vehicles and DISOL is a gas to liquid commercial process. ISAL is an hydroconversion technology that was successfully tested in a U.S. refinery and is used to produce low sulfur, high octane gasolines. AQUACONVERSION was also successfully tested in downstream conversion in a Curacao refinery, and is used to produce high-quality diesels and medium distillates from heavy residues. HDH+ technology is now used in Petrozuata for treatment and conversion of Orinoco Belt heavy and extra heavy crudes.

Petroleum Investment Promotion Corporation

    In 1995, we established the Petroleum Investment Development Corporation, also known as Sociedad de Fomento de Inversiones Petroleras or "SOFIP," to develop investment vehicles, funds and other instruments that will allow local and international investors, including individuals, to invest in the Venezuelan oil industry where private participation is permitted.

    In December 1996, SOFIP was authorized to issue its first bolivar-denominated bonds up to an aggregate principal amount of Bs.60 billion (equivalent to $126 million at the December 31, 1996 exchange rate of Bs.475 per $1.00), with fixed interest rates and a maturity period of three years. The net proceeds of the issue were used to finance a portion of our 1997 investment program. In February 1997, SOFIP issued and placed in the Venezuelan securities market a first tranche of bonds having an aggregate principal amount of Bs.20 billion, with an initial interest rate of 12.75% and a maturity period of three years. The average interest rate for the bonds that reached their maturity on February 2000 was 23.52%.

    SOFIP is currently arranging for the creation of a fund whose portfolio will consist of investments in several of our exploration and production projects involving private sector participation, including our Orinoco Belt extra-heavy oil projects and our third round operating service agreements. See "Item 4.B Business overview—Initiatives Involving Private Sector Participation—Operating Service Agreements."

Other Projects

    On March 13, 2001, we entered into a contract for an amount of approximately $300 million with a Venezuelan-Japanese Consortium led by the Japanese JGC Corporation (formed by the Japanese Chiyoda Corporation and the Venezuelan companies, Jantesa and Vepica) to construct naphtha hydro treatment facilities and diesel hydro sulphuration and environmental units in a refinery located in Puerto La Cruz (the "VALCOR" project). The JGC-Chiyoda-Jantesa-Vepica Consortium, which has the financial support of the Japanese companies Marubeni Corporation and Mitsubishi Corporation, was chosen after an international tendering process in which other consortiums formed by Venezuelan and foreign companies also participated.

    On September 4, 2000, we entered into a loan agreement with a group of Japanese financial institutions directed by the Japan Bank for International Cooperation (JBIC) for a loan facility to us of a yen equivalent of $500 million for the VALCOR project.

    Pursuant to the VALCOR project, naphtha hydro treatment facilities, diesel hydro sulphuration and environmental units will be constructed within the Puerto La Cruz refinery, that will enable this refinery to manufacture 45 thousand barrels a day of unleaded gasoline to meet the demands of the domestic market and 30 thousand barrels a day of diesel of low sulfur content for the Latin American and Caribbean markets. The new facilities being constructed at the Puerto La Cruz refinery will be interconnected with its existing infrastructure. We believe that this approach will allow us to meet environmental and product quality requirements, as well as maintain the flexibility and security in operations.

    Among the reasons that we elected the JGC-Chiyoda-Jantesa-Vepica Consortium as our partner in this project was the participation by Venezuelan companies (in this case, Jantesa and Vepica) in the consortium. We anticipate that during the course of the VALCOR project, on an aggregated, approximately 62% of the supply of services, materials and equipment by Venezuelan entities. It is anticipated that this project to be completed and to be in commercial operation by the third quarter of 2003.

Environmental and Safety Matters

  Environmental

    The majority of our subsidiaries, both in Venezuela and abroad, are subject to various environmental laws and regulations under which they may be required to make significant expenditures to modify their facilities and to prevent or remedy the environmental effects of waste disposal and spills of pollutants.

    We have an investment plan to comply with the applicable environmental regulations in Venezuela, requiring capital investments of approximately $984 million from 2001 through 2006, and in the United States, requiring capital investments of approximately $1,506 million from 2001 through 2005.

    In 1992 CITGO reached an agreement with a state agency to cease usage of certain surface impoundments at CITGO's Lake Charles refinery by 1994. A mutually acceptable closure plan was filed with the state in 1993. CITGO and its former owner are participating in the closure and sharing the related costs based on estimated contributions of waste and ownership periods. The remediation commenced in December 1993. In 1997 CITGO presented a proposal to a state agency revising the 1993 closure plan. In 1998 the Company amended its 1997 proposal as requested by the state agency. A ruling on the proposal, as amended, is expected in 2001 with final closure to begin in 2002.

    In the United States and Europe, our operations are subject to various Federal, State and local environmental laws and regulations, which may require them to take action to remedy or alleviate the effects on the environment of earlier plant decommissioning or leakage of pollutants.

    Conditions which require additional expenditures may exist at various sites including, but not limited to, our operating complexes, closed refineries, service stations and crude oil and petroleum storage terminals. The amounts of such future expenditures, if any, are indeterminable.

    From 2001 to 2006, both domestic and international fuel specifications require that the sulfur contents of fuel be significantly reduced. In addition, there will be market demands for reducing volatile organic compounds and nitrogen oxide emissions. In order to comply with both future local and international fuel specifications, our 2001-2006 business plan includes estimated future investments of approximately $1,200 million.

    In January 2001, CITGO received notices of violation from the U.S. Environmental Protection Agency alleging violations of the Federal Clean Air Act. If CITGO were to be found to have violated the provisions cited in the notices of violations, it could be subject to possible significant penalties and capital expenditures for installation or upgrading of pollution control equipment or technologies. The likelihood of an unfavorable outcome and the amount or range of any potential loss cannot reasonably be estimated at this time.

    Management believes that these matters, in the normal course of operations, will not have material effect on the consolidated financial statements of PDVSA.

  Safety

    Due to the nature of our business, our operating subsidiaries and joint ventures are subject to stringent occupational health and safety laws in the jurisdictions in which they operate. As such, each of our subsidiaries and joint venture maintains comprehensive safety, training and maintenance programs with the help of international and recognized leading authorities in this area. Our management believes that our activities are conducted in substantial compliance with all applicable laws.

4.C  Organizational structure

    Petróleos de Venezuela was formed by the Venezuelan government in 1975. We conduct our operations through our Venezuelan and international subsidiaries.

    Through December 31, 1997, we conducted our operations in Venezuela through three principal operating subsidiaries, Corpoven, S.A., Lagoven, S.A. and Maraven, S.A. In 1997, we established a new operating structure based on business units. Since then, we have been involved in a process of transforming our operations with the aim of improving our productivity, modernizing our administrative processes and optimizing returns on our capital. The transformation process involved the merger of Lagoven, S.A. and Maraven, S.A. into Corpoven S.A., effective January 1, 1998, and renaming the combined entity as PDVSA Petróleo y Gas, S.A. ("PDVSA-P&G"). In May 2001, we renamed PDVSA-P&G to PDVSA Petróleo S.A. ("PDVSA Petróleo") and began the process of transferring certain of our non-associated gas assets to PDVSA Gas S.A. ("PDVSA Gas"), to be effective during the second quarter of 2001.

    Additionally, we have also made several adjustments within our organization in order to enhance internal control of our operations, to optimize our governance model and to align our operating structure with the long-term strategies of our shareholder. These adjustments consist primarily of the adoption of an operating structure, which allows a higher degree of involvement of our board of directors in our activities in the oil sector and allows our board of directors to oversee our activities in the other sectors (Gas, Chemicals and Petrochemicals, Orimulsión and Coal), while, at the same time, enhancing their operational independence. These adjustments are also a part of our effort to promote private sector participation in these sectors through investments in our subsidiaries that are involved in those sectors, PDVSA Gas, Pequiven, Bitor and Carbozulia.

    The main adjustments within our organization involved the creation of executive offices to manage our exploration, production and faja upgrading and refining, supply and commerce activities, in substitution of the former exploration and production division and the former manufacturing and marketing division of PDVSA. These executive offices are managed by executive directors, reporting directly to our board of directors.

    Through our exploration, production and faja upgrading executive office, we manage our exploration, production, Orinoco Belt and Bitor/Carbozulia business units and our subsidiary Corporación Venezolana del Petróleo, S.A. Our exploration and production business units are responsible for our exploration and production activities. Our Orinoco Belt business unit manages joint ventures with major international oil companies for the extraction and upgrading of extra-heavy crude oil and the development of additional potential projects in the Orinoco Belt in Eastern Venezuela. Our Bitor/Carbozulia business unit manages the production of Orimulsion®, a fuel for electric generation created by emulsifying bitumen in water, and the production of coal in the state of Zulia in Western Venezuela. Corporación Venezolana del Petróleo, S.A. coordinates activities related to exploration and production in new areas under profit sharing agreements with private sector oil companies.

    Through our refining, supply and commerce executive office, we manage our refining and trading business unit and our subsidiaries that market gasoline and other refined petroleum products in Venezuela, conduct our shipping activities, operate refineries and market gasoline and refined petroleum products in the eastern and midwestern regions of the United States under the brand name CITGO, operate two refineries held through joint ventures in the United States (one 50% owned by Exxon-Mobil Oil Corporation and the other 50% owned by Amerada Hess Corporation), operate four refineries and market refined petroleum products in Germany (through a joint venture 50% owned by us and 50% owned by Veba Oel AG), operate two refineries in Great Britain, one in Belgium and two in Sweden and market refined petroleum products in each of those countries (through a joint venture 50% owned by us and 50% owned by Fortum Oil and Gas OY), operate storage terminals in Bonaire and the Bahamas and process, market and transport all natural gas in Venezuela. Our RSC executive office is also responsible for refining and marketing crude oil and refined petroleum products in Venezuela and the Isla refinery, a leased refinery and storage terminal in Curaçao through which we conduct most of our business in the Caribbean.

    We manage our administration, staff services, corporate functions, engineering business unit and our subsidiary, Bariven, S.A. (which is responsible for services and materials procurement) from our home office in Venezuela.

    We conduct our petrochemical activities through Petroquímica de Venezuela, S.A., also known as Pequiven, our wholly owned affiliate. Pequiven has three major petrochemical complexes in Venezuela and is currently involved in 17 joint ventures with private sector partners.

    PDVSA Finance Ltd. was established in 1998 to serve as our principal vehicle for corporate financing through the issuance of unsecured debt.

    Other important subsidiaries that report directly to Petróleos de Venezuela include Intevep, S.A., our research and development subsidiary, the Petroleum Investment Development Corporation (also known as Sociedad de Fomento de Inversiones Petroleras or "SOFIP"), which develops vehicles enabling domestic and international investors to invest in the Venezuelan oil industry where permitted, and Centro Internacional de Educación y Desarrollo, which is responsible for the training and development of our personnel.

    In the United States, we conduct our crude oil refining and refined petroleum product operations through our wholly owned subsidiary PDV Holding, Inc. which, through PDV America, Inc., owns 100% of CITGO Petroleum Corporation. CITGO refines, markets and transports gasoline, diesel fuel, jet fuel, heating oil, petrochemicals, lubricants, asphalt and other refined petroleum products in the United States. CITGO markets jet fuel directly to airlines and produces a variety of agricultural, automotive and industrial lubricants, waxes and private label lubricants for independent distributors, mass marketers and industrial customers as well as other clients. In addition, CITGO sells petrochemicals and industrial products directly to various manufacturers and industrial companies throughout the United States. In 2000, CITGO had a total of 23.5 billion gallons of petroleum product. PDV Holding also owns 100% of PDV Midwest Refining LLC (through PDV America, Inc.) and 50% of Chalmette Refining LLC (through PDV Chalmette Inc.), each of which is primarily engaged in the refining of crude oil and transportation of refined petroleum products. As of October 30, 1998, we entered into agreements to form two additional joint ventures (the Sweeny joint venture and the Hovensa joint venture) to process crude oil in the United States and the U.S. Virgin Islands. We are, through our U.S. subsidiaries, one of the largest refiners of crude oil in the United States, based on our aggregate net ownership interest in crude oil refining capacity at December 2000.

    In Europe, we conduct our crude oil refining and refined petroleum product activities through PDV Europa B.V., which owns our 50% interest in Ruhr Oel GmbH, a joint venture company operating in Germany and owned jointly with Veba Oel, and our 50% interest in AB Nynäs Petroleum, a joint venture company operating in Belgium, Sweden and the United Kingdom and owned jointly with Fortum. Through Ruhr Oel, we refine crude oil and market and transport gasoline, diesel fuel, heating oil, petrochemicals, lubricants, asphalt and other refined petroleum products. Through Nynäs, we refine crude oil and market and transport asphalt, specialty products, lubricants and other refined petroleum products.

    See note (1)(c) of our consolidated financial statements for a listing of our significant subsidiaries.

Item 5.  Operating and Financial Review and Prospects

Overview and Trends

    Our consolidated financial results currently depend primarily on the volume of crude oil produced and the price levels for hydrocarbons generally, and we expect volumes and prices of crude oil to continue to be the most important factors in our results. The level of crude oil production and the capital expenditures needed to achieve such level of production have been among the principal factors determining our financial condition and results of operations since 1990, and are expected to continue to be principal factors in determining our financial condition and results of operations for the foreseeable future.

    Historically, members of the organization of Oil Producing and Exporting Countries, otherwise known as OPEC, have entered into agreements to reduce their production of crude oil. Such agreements have sometimes increased global crude oil prices by decreasing the global supply of crude oil. Venezuela is a party to and has complied with such OPEC production agreement quotas and we expect that Venezuela will continue to comply with such production quota agreements with other OPEC members. Since 1998, OPEC's production quotas have resulted in a worldwide decline in production and substantial increases in the international crude oil prices.

    The average price of the OPEC basket increased 58% to $27.55 per barrel in 2000 from $17.47 per barrel in 1999 and $12.98 per barrel in 1998 due mainly to production cuts by OPEC member countries. The average prices of our exports (including refined products) increased 62% to an average of $25.91 per barrel in 2000 from an average of $16.04 per barrel in 1999 and an average of $10.57 per barrel in 1998.

Impact of Inflation and Devaluation

    While more than 95% of our revenues and a significant portion of our expenses are in dollars, some of our operating costs (including income tax liabilities) are incurred in Bolivars. As a result, our financial condition and results of operations will be affected by the Venezuelan inflation rate and the timing and magnitude of any change in the Bolivar/dollar exchange rate during a given financial reporting period.

    In 1998, the Venezuelan government used exchange rates to moderate inflation so that the Bolivar was devalued within a pre-determined band. The annual rate of devaluation was 12% in 1998, which was lower than the annual rate of inflation of 36%, as measured by the consumer price index, or CPI. The decrease in our operating expenses in Venezuela was partially offset by the impact of the appreciation of the Bolivar against the dollar.

    In 1999, the annual rate of devaluation was 15%, which was lower than the annual rate of inflation of 20%, as measured by the CPI.

    In 2000, the annual rate of devaluation was 8%, which was lower than the annual rate of inflation of 13%, as measured by the CPI.

    The annual Venezuelan inflation rate in 2000 was 13%, the lowest inflation rate in the last 14 years. In 1999 the annual inflation rate was 20% and from 1987 until 2000 the annual inflation rate was an average of 49%. This reduction of the inflation rate during 2000 was due to the anti-inflationary policy of the Venezuelan government, promoting the reduction in government expenditure. In addition, inflation was moderated by a slower devaluation rate of the Bolivar relative to the dollar, aided by increased exports.

Impact of Taxes on Net Income and Cash Flow

    In Venezuela, our effective consolidated income tax rate, as measured in dollars, was 38% in 2000, a decrease from 49% in 1999. Our consolidated effective income tax rate was 44% in 2000 compared to 47% in 1999. The decrease in tax applicable to our Venezuelan subsidiaries was mainly due to inflation adjustment for tax purpose and effect of conversion of Bolivars to dollars. See Note 9 to the PDVSA's Consolidated Financial Statements included herein.

    Income tax expense is based on accounting denominated in Bolivars, in accordance with the Venezuelan income tax law. For fiscal purposes, Venezuelan companies are required to reflect the impact of inflation and the variations in the rate of the bolivar vis-à-vis the dollar and other foreign currencies by adjusting non-monetary assets on their fiscal balance sheets. The Venezuelan income tax law considers any gain resulting from this adjustment as taxable income and any loss as deductible expense. Such adjustments affect our taxable income and therefore the amount of our income tax liability in Bolivars. When such tax liabilities are translated into dollars, the adjustments may create a material difference between the effective tax rate paid by us when expressed in dollars and the statutory rate in Bolivars.

    A production tax equal to 16.67% of the market value at the well head of the crude oil and natural gas produced is charged for the right to extract crude oil and natural gas. This tax is fully deductible in determining net taxable income.

    In addition to our income tax and production tax liability, under the Nationalization Law, PDVSA Petróleo must make mandatory payments to Petróleos de Venezuela equal to 10% of its net income derived from export sales of crude oil and refined petroleum products. These mandatory payments are fully deductible in determining PDVSA Petróleo's taxable income for income tax purposes and are not taxable income for Petróleos de Venezuela on an unconsolidated basis.

    Venezuela levied a 16.5% wholesale tax (a form of value added tax) on domestic sales transactions. Effective June 1999, the wholesale tax was substituted by a 15.5% value added tax and in August 2000, the value added tax was lowered to 14.5%. As an exporter, each of our Venezuelan operating subsidiaries is entitled to a refund for a significant portion of such taxes paid, which we classify on our balance sheet as recoverable luxury and wholesale tax. The Venezuelan government reimburses taxes through special tax recovery certificates, or CERTS. During 1998, the government delivered to us an aggregate of $622 million of CERTs which were applied against income taxes payable in 1998. In January 1999, the Venezuelan government delivered to us $1,334 million of CERTs of which $1,291 million were was used to pay dividends declared by our shareholder in an extraordinary meeting held on September 30, 1998. At the beginning of 2000, the Venezuelan government delivered to us $245 million of CERTs, all of which were used against our income tax liability.

    Petróleos de Venezuela and its Venezuelan subsidiaries are entitled to a tax credit for new investments of up to 12% of the amount invested. In the case of PDVSA Petróleo, however, such credits may not exceed 2% of its annual net taxable income, and in all cases the carryforward period cannot exceed three years. See Note 9 to our consolidated financial statements included herein.

    Venezuela also levies a tax on corporate assets at a rate of 1% of the average value of a company's assets, as adjusted for inflation at the beginning and at the end of each year. The tax is in effect a minimum income tax, as it is only paid if the amount that would be due thereunder is greater than the income tax otherwise payable. This tax does not affect our oil producing subsidiaries, as the amounts payable in income tax are greater than the amounts that would be payable under this law.

    Effective May 1999 and for the term of one year, the Venezuela government introduced a tax on certain financial transactions which was levied at a rate of 0.5%. Such tax was completely eliminated in May 2000.

    An amendment of the Income Tax Law of Venezuela was approved as of October 1999, by means of a Presidential Decree based on a law enacted by the Venezuelan Congress authorizing the Executive to amend certain laws of Venezuela. This amendment established the introduction of pricing transfer measures that came into effect on January 1, 2000. The amendment also includes, effective January 2001, the establishment of a universal tax system for Venezuela and taxes on dividends, as well as the introduction of rules of international fiscal transparency.

    Pursuant to the standard on transfer pricing, taxpayers subject to income tax who carry out import, export and loan operations with related parties domiciled abroad are obliged to determine their income, costs and deductions applying the methodology set forth under this law. The methodological basis used to calculate transfer pricing will be established by regulations, which have not been issued.

    The various companies forming PDVSA carry out significant operations regulated by this law with related parties. Our management considers that the implementation of this law will not give rise to significant adjustments in the determination of income tax for the period ended December 31, 2000.

Basis of Presentation

    The economic environment of our operations involve mainly the international market for crude oil and refined products. As such, the dollar is our functional currency and most of our financial transactions are denominated in dollars. Financial information of Petróleos de Venezuela and its Venezuelan subsidiaries that are presented in Bolivars has been translated into dollars in accordance with FASB No. 52 "Foreign Currency Translation." See Note 1(b) to our consolidated financial statements included herein.

The following table sets forth the exchange rates used
in preparing the financial data included herein:

	Year Ended December 31,
	2000	1999	1998
	(Bolivars per dollar)
Year end rate	698	648	563
Average for the year	680	609	546

5.A  Operating results

Results of Operations—2000 Compared to 1999

  Production

    Our production of crude oil and liquid petroleum gas averaged 3,252 MBPD in 2000, a 4% increase as compared to 3,127 MBPD produced in 1999. Of this total, 38% was light crude oil and condensates, 32% was medium crude oil, 25% was heavy and extra-heavy crude oil and the remaining 5% was liquid petroleum gas. Our production of natural gas (net of amounts re-injected) increased 6% (to 3,979 MMCFD in 2000 compared to 3,766 MMCFD in 1999). In 2000, our natural gas production capacity reached 6,594 MMCFD and natural gas liquid production capacity totaled 2,482 MBPD. Our crude oil production capacity was 3,582 MBPD in 2000 compared to 3,691 MBPD in 1999. All of our crude oil and natural gas production operations are located in Venezuela.

    In 2000, our output of refined petroleum products (including output representing our equity interest in refineries held by our affiliates in the United States and Europe) was 2,895 MBPD, from 2,873 MBPD in 1999. Of this total, 47% or 1,364 MBPD was produced in our Venezuelan refineries (including the Isla refinery in Curaçao), 43% or 1,253 MBPD was produced by our United States refineries and our interests in our of European joint ventures accounted for the remaining 10% or 278 MBPD.

  Total Revenues

    In 2000, our revenues (including total net sales and equity in earnings of non-consolidated investees) totaled $53,680 million, a 64% increase over our 1999 total revenues of $32,648 million.

  Net Sales

    Our 2000 net sales totaled $53,234 million, a 63% increase over 1999 net sales of $32,600 million. In terms of volume, our sales increased by 15% in 2000 compared to our sales in 1999. Our total sales volume of 4,668 MPBD in 2000 (compared to 4,066 MBPD in 1999) consist of Venezuelan domestic sales, exports of crude oil and refined petroleum products from Venezuela and sales of crude oil and refined petroleum products produced by and purchased from third parties by our international subsidiaries.

    Export Revenues of Crude Oil and Refined Products.  In terms of volume, exports represented 61% of our sales. Our exports increased in volume by 1% in 2000 to 2,823 MBPD from 2,784 MBPD in 1999. The average realized export price per barrel for Venezuelan crude oil, refined petroleum products and liquid petroleum gas was $25.91 in 2000, compared to $16.04 in 1999, a 62% increase.

    The primary markets for Venezuelan crude oil and refined petroleum products and liquid petroleum gas are the United States, Central America and the Caribbean and South America. The United States and Canada continue to represent our largest market, with sales volume of 1,540 MBPD in 2000 compared to 1,589 MBPD in 1999. Central America and the Caribbean continue to form our premium markets, and exports to these markets increased 16% from 748 MBPD in 1999 to 870 MBPD in 2000. Sales to South America decreased 47% from 349 MBPD in 1999 to 183 MBPD in 2000.

    We export all of the crude oil that we produce that is not processed in our Venezuelan refineries (including to the Isla refinery in Curaçao). Of our total exports of 2,823 MBPD in 2000, 1,998 MBPD were exported (including to the Isla refinery in Curaçao) as crude oil and 825 MBPD were exported as refined petroleum products. For the purpose of calculating export volumes, we treat crude oil processed in the Isla refinery in Curaçao as an export of crude oil from Venezuela and does not treat the sale of refined petroleum products from the Isla refinery as an export of refined petroleum products from Venezuela.

    Revenues of International Subsidiaries.  In 2000, the total volumes of crude oil and refined petroleum products that we sold exceeded our total production of crude oil and liquid petroleum gas (3,252 MBPD of crude oil and liquid petroleum gas production as compared to 4,668 MBPD of total sales in 2000). PDV America, Inc. through its wholly owned subsidiaries (primarily CITGO), generates most of the sales in excess of our crude oil and liquid petroleum gas production, because it purchases crude oil and refined petroleum products from third parties (including affiliates) to supply its refining and marketing network in the United States. Total sales of refined petroleum products by PDV America, Inc. in 2000 were approximately 1,636 MBPD (compared to 1,547 MBPD in 1999), while its purchases of crude oil from us totaled approximately 316 MBPD (compared to 283 MBPD in 1999). PDV America, Inc.'s revenues increased to $22,200 million in 2000 from $13,300 million in 1999, primarily as a result of higher prices for hydrocarbon products.

    Domestic Sales.  In 2000, in the Venezuelan domestic market, we sold 411 MBPD of refined petroleum products (including liquid petroleum gas), compared to 383 MBPD sold in 1999. We also sold 288 MBPD of oil equivalent of natural gas, compared to 287 MBPD sold in 1999. Unit sales prices of refined petroleum products increased 15% to $9.20 per barrel in 2000 (from $8.00 per barrel in

1999) and unit sales prices of natural gas increased to $0.90 per MCF or $5.22 per BOE in 2000 (from $0.73 per MCF or $4.24 per BOE in 1999).

    Petrochemical and Other Sales.  Our net sales for 2000 included $1,224 million from sales of petrochemicals, bitumen and coal, a 57% increase compared to $781 million of revenues from sales of these products in 1999. Such increase in net sales is due primarily to an increase in production and higher sales volumes for fertilizers, bitumen and coal. Such net sales also included $989 million (of which $321 million was derived from sales in the international markets) from sales of petrochemical products, including fertilizers, industrial products and olefins, natural bitumen ($215 million) and coal ($112 million).

  Equity in Earnings of Non-consolidated Investees

    Equity in earnings of non-consolidated investees increased 829% to $446 million in 2000 from $48 million in 1999. In the United States, PDV America, Inc.'s equity in earnings of non-consolidated investees increased 168% to $59 million in 2000 from $22 million in 1999. This increase was primarily due to increased earnings at LYONDELL-CITGO. CITGO's equity in earnings increased $40 million, to $41 million in 2000 from $1 million in 1999. The increase in LYONDELL-CITGO's earnings was due primarily to increased deliveries and an improved mix of crude oil, higher spot margins due to a stronger gasoline market in 2000 and higher margins for reformulated gasoline due to industry supply shortages. These improvements were partly offset by higher fuels and utlility costs and interest expense.

  Purchase of Crude Oil and Products

    Our purchase of crude oil and products increased by 80% to $19,759 million in 2000 from $10,959 million in 1999, primarily as a result of the increase in prices for hydrocarbons in the international markets. We also purchased an average of 51 MBPD and 67 MBPD of refined products and crude oil for our Venezuelan operations, during 2000 and 1999, respectively. Purchases of crude oil were also made to meet our supply commitments.

  Operating Expenses

    Our operating expenses increased by 17% to $10,010 million in 2000 from $8,532 million in 1999. Such increase is due primarily to our operating expenses under our operating services agreements. Our production costs per barrel increased to $3.48 in 2000, as compared to $2.72 in 1999, due primarily to an increase in the fees incurred pursuant to our operating service agreements. Our production costs per barrel, excluding operating service agreements, increased to $2.22 in 2000, as compared to $2.00 in 1999, due primarily to an increase in the cost of reconditioning and recovery of wells. Production from our fields that are operated under the operating service agreements (which have higher than average cost structures) increased from 403 MBPD in 1999 to 466 MBPD in 2000, and the average cost per barrel from these production was $12.90 in 2000.

Depreciation and Depletion and Production Costs

	2000	1999
	($ per BOE)
Depreciation and depletion	1.40	1.36
Production costs (excluding depreciation and depletion)	3.48	2.72
Production costs per BOE of production, excluding operating service agreements	2.22	2.00

    Our total refining costs represented 28% of our total operating expenses for 2000 and 1999. Costs incurred at our Venezuelan refineries (including the Isla refinery) represented 8% of our total operating expenses in 2000 and 11% of our total operating expenses in 1999.

  Exploration Expenses

    Our total exploration expenses was $169 million in 2000, compared to $118 million in 1999. Our exploration expenses also include expenses related to four dry wells which were abandoned during 2000, totaling $57 million (compared to $17 million in 1999).

  Depreciation and Depletion

    Depreciation and depletion increased 6% to $3,001 million in 2000 from $2,821 million in 1999 due to the depreciation and depletion related to new production units.

  Selling, Administrative and General Expenses

    Selling, administrative and general expenses increased 5% to $1,256 million in 2000 from $1,192 million in 1999.

  Financing Expenses

    Financing expenses increased 2% to $672 million in 2000 from $662 million in 1999, in each case, net of capitalized interest of $59 million and $188 million, respectively, primarily as a result of a decrease in the amount of such expenses that was capitalized, partially offset by a decrease in the average balance of outstanding debt and a decrease in the weighted average interest rate from 7.06% in 1999 to 6.07% in 2000. See "—Liquidity and Capital Resources" below.

  Income Before Cumulative Effect of Accounting Change

    Income before income tax, minority interests and cumulative effect of accounting change was 143% higher in 2000 than in 1999 ($12,979 million in 2000 as compared to $5,350 million in 1999), primarily as a result of the increase in net sales. We were subject to an effective consolidated income tax rate in 2000 of 44.3% compared to 47.2% in 1999.

    Provision for income taxes in 2000 was $5,748 million compared to $2,521 million in 1999. After-tax return on shareholder capital was 18% in 2000, as compared to 7.2% in 1999.

Results of Operations—1999 Compared to 1998

  Production

    Our production of crude oil and liquid petroleum gas averaged 3,127 MBPD in 1999, a 9% decrease compared to 3,449 MBPD produced in 1998. Of this total, 39% was light crude oil and condensates, 35% was medium crude oil, 20% was heavy and extra-heavy crude oil and the remaining 6% was production of liquid petroleum gas. Our production of natural gas (net of amounts re-injected) was 3,766 MMCFD in 1999 compared to 3,965 MMCFD in 1998. In 1999, our natural gas production capacity reached 6,860 MMCFD and natural gas liquid production capacity totaled 248.2 MBPD. Our crude oil production capacity was 3,691 MBPD in 1999 compared to 3,821 MBPD in 1998. All of our crude oil and natural gas production operations are located in Venezuela.

    In 1999, our output of refined petroleum products (including outputs representing our equity interest in refineries held by affiliates in the United States and Europe) was 2,873 MBPD, from 2,906 MBPD in 1998. Of this total, 49% or 1,408 MBPD was produced in our Venezuelan refineries (including the Isla refinery in Curaçao), 42% or 1,207 MBPD was produced by our United States refineries and our interests in our European joint ventures accounted for the remaining 9% or 258 MBPD.

  Total Revenues

    In 1999, our revenues (including total net sales and equity in earnings of non-consolidated investees) totaled $32,648 million, a 27% increase over 1998 total revenues of $25,659 million.

  Net Sales

    Our 1999 net sales totaled $32,600 million, a 28% increase over 1998 net sales of $25,500 million. In terms of volume, our sales decreased by 8% in 1999 compared to 1998, as a result of the reduction in production agreed to by member countries of OPEC. Our total sales volume of 4,066 MPBD in 1999 (compared to 4,397 MBPD in 1998) consist of Venezuelan domestic sales, exports of crude oil and refined petroleum products from Venezuela and sales of crude oil and refined petroleum products produced by and purchased from third parties by our international subsidiaries.

    Export Revenues of Crude Oil and Refined Products.  In terms of volume, exports represented 68% of our sales. Our exports decreased in volume by 11% in 1999, from 3,116 MBPD in 1998 to 2,784 MBPD in 1999. The average realized export price per barrel for Venezuelan crude oil, refined petroleum products and liquid petroleum gas was $16.04 in 1999, compared to $10.57 in 1998, a 52% increase.

    The primary markets for Venezuelan crude oil and refined petroleum products and liquid petroleum gas are the United States, Central America and the Caribbean and South America. The United States and Canada continue to represent our largest market, with sales volume of 1,589 MBPD in 1999 compared to 1,907 MBPD in 1998. Central America and the Caribbean continue to form our premium markets, and exports to these markets (primarily of refined petroleum products) increased 15% from 483 MBPD in 1998 to 554 MBPD in 1999. Sales to South America decreased 18% from 255 MBPD in 1998 to 216 MBPD in 1999.

    We export all of the crude oil that we produce that is not processed in our Venezuelan refineries (including the Isla refinery in Curaçao). Of our total exports of 2,784 MBPD in 1999, 1,923 MBPD were exported (including to the Isla refinery in Curaçao) as crude oil and 861 MBPD were exported as refined petroleum products. For the purpose of calculating export volumes, we treat crude oil processed in the Isla refinery in Curaçao as an export of crude oil from Venezuela and we do not treat the sale of refined petroleum products from the Isla refinery as an export of refined petroleum products from Venezuela.

    Revenues of International Subsidiaries.  In 1999, the total volumes of crude oil and refined petroleum products that we sold exceeded our total production of crude oil and liquid petroleum gas (3,127 MBPD of crude oil and liquid petroleum gas production as compared to 4,066 MBPD of total sales in 1999). PDV America, Inc., through its wholly owned subsidiaries (primarily CITGO), generates most of the sales in excess of our crude oil and liquid petroleum gas production, because it purchases crude oil and refined petroleum products from third parties (including affiliates) to supply its refining and marketing network in the United States. Total sales of refined petroleum products by PDV America, Inc. in 1999 were approximately 1,547 MBPD (compared to 1,541 MBPD in 1998), while its purchases of crude oil from us totaled approximately 283 MBPD (compared to 390 MBPD in 1998). PDV America, Inc.'s revenues increased to $13,300 million in 1999 from $11,000 million in 1998, primarily as a result of higher prices for hydrocarbon products.

    Domestic Sales.  In 1999, in the Venezuelan domestic market, we sold 383 MBPD of refined petroleum products (including liquid petroleum gas), compared to 382 MBPD sold in 1998. We also sold 287 MBPD of oil equivalent of natural gas, compared to 285 MBPD sold in 1998. Unit sales prices of refined petroleum products decreased 8% to $8.00 per barrel in 1999 (from $8.70 per barrel in 1998) and unit sales prices of natural gas increased to $0.73 per MCF or $4.24 per BOE in 1999 (from $0.51 per MCF or $2.98 per BOE in 1998). As a result, our operating losses from local gasoline sales increased to $438 million before tax ($141 million after tax) in 1999 from $346 million before tax ($112 million after tax) in 1998.

    Petrochemical and Other Sales.  Our net sales for 1999 included $781 million from sales of petrochemicals, bitumen and coal, a 27% decrease compared to $992 million of revenues from sales of these products in 1998. Such net sales also included $701 million (of which $321 million was derived from sales in the international markets) from sales of petrochemical products, including fertilizers, industrial products and olefins, natural bitumen ($148 million) and coal ($61 million). Lower volumes of fertilizer sales in the domestic market and lower world prices for most petrochemical products in 1999 accounted for the majority of the decrease.

  Equity in Earnings of Non-consolidated Investees

    Equity in earnings of non-consolidated investees decreased 64% to $48 million in 1999 from $133 million in 1998. In the United States, PDV America, Inc.'s equity in earnings of affiliates decreased 73% to $22 million in 1999 from $82 million in 1998. The decrease was primarily due to lower earnings at LYONDELL-CITGO. CITGO's equity in earnings decreased $58 million, from $59 million in 1998 to $1 million in 1999. The decline in earnings at LYONDELL-CITGO was due primarily to reduced processing of extra heavy crude oil as a result of lower allocations and deliveries and a less favorable mix of extra heavy Venezuelan crude oil delivered by PDVSA, partially offset by increased processing of spot crude oil, lower operating rates related to outages of a coker unit and fluid catalytic cracker unit and a charge related to LYONDELL-CITGO's renegotiated labor agreement.

  Purchase of Crude Oil and Products

    Our purchase of crude oil and products increased by 22% to $11,000 million in 1999 from $9,000 million in 1998, primarily as a result of the increase in prices for hydrocarbons in the international markets. PDV America, Inc. purchases crude oil, refined petroleum products and intermediate feedstocks from third parties (including affiliates) for use in its refining and marketing network. PDV America, Inc.'s purchases from third parties (including affiliates) increased in 1999 as compared to 1998 primarily due to an increase in its purchases from us. We also purchased an average of 39 MBPD of refined products and crude oil for our Venezuelan operations, during 1999 and 1998. Purchases of crude oil were also made to meet our supply commitments at the Ruhr Oel refineries.

  Operating Expenses

    Our operating expenses increased by 13% to $8,532 million in 1999 from $7,561 million in 1998, primarily as a result of the differential between the average annual rate of inflation (20% as measured by the CPI) and the average annual devaluation of the Venezuelan Bolivar relative to the dollar (15%). Production costs, which represented 44% of the total operating expenses of our Venezuelan subsidiaries, decreased 10% to $3,700 million in 1999 from $4,100 million in 1998. Our production costs per barrel decreased to $2.72 in 1999, as compared to $2.75 in 1998, and our production costs (excluding operating service agreements) per barrel decreased to $2.00 in 1999, as compared to $2.33 in 1998, in each case, due to efforts by operation management to reduce such costs. Production from our fields that are operated under the operating services agreements (which have higher than average cost structures) increased from 359 MBPD in 1998 to 403 MBPD in 1999, and the average cost per barrel from this production was $8.68.

Depreciation and Depletion and Production Costs

	1999	1998
	($ per BOE)
Depreciation and depletion	1.36	1.24
Production costs (excluding depreciation and depletion)	2.72	2.75
Production costs per BOE of production, excluding operating service agreements	2.00	2.33

    Our total refining costs represented 23% of our total operating expenses for 1999 and 1998. Costs incurred at our Venezuelan refineries (including the Isla refinery) represented 11% of our total operating expenses in 1999 and 13% of our total operating expenses in 1998.

  Exploration Expenses

    Of total exploration expenses, $118 million were charged to expenses in 1999, compared to $123 million in 1998. Exploration expenses also include two dry wells which were abandoned during 1999, totaling $17 million (compared to $23 million in 1998).

  Depreciation and Depletion

    Depreciation and depletion decreased 1% to $2,821 million in 1999 from $2.849 million in 1998 due to the reduction of production.

  Selling, Administrative and General Expenses

    Selling, administrative and general expenses decreased 5% to $1,192 million in 1999 from $1,255 million in 1998, primarily due to devaluation of the Bolivar relative to the dollar in 1999.

  Financing Expenses

    Financing expenses increased 81% to $662 million in 1999 from $365 million in 1998, in each case, net of capitalized interest of $188 million and $182 million, respectively, primarily as a result of an increase in the balance of outstanding debt to $8.919 million (including capital lease obligations) in 1999, as compared to $8,115 million in 1998, an increase in the weighted average interest rate from 7.39% in 1998 to 7.62% in 1999. See "—Liquidity and Capital Resources" below.

  Income Before Cumulative Effect of Accounting Change

    Income before income tax, minority interests and cumulative effect of accounting change was 158% higher in 1999 than in 1998 ($5,350 million in 1999 as compared to $2,075 million in 1998). We were subject to an effective consolidated income tax rate in 1999 of 47.2% compared to 77.2% in 1998. The higher effective tax rate in 1998 caused a decrease in the level of earnings and permanent differences relating to the effect of calculating taxes based on results in Bolivars, partially offset by inflation accounting adjustments determined in accordance with Venezuelan tax regulations, and then translating such results into dollars. See Note 10 to our consolidated financial statements.

    Provision for income taxes in 1999 was $2,521 million compared to $1,602 million in 1998. After-tax return on shareholder capital was 8.6% in 1999, as compared to 2.1% in 1998.

5.B  Liquidity and Capital Resources

  Cash Flow from Operating Activities

    For the year ended December 31, 2000, our consolidated net cash provided by operating activities totaled $9,585 million, an increase of $4,952 million from net cash provided in 1999 of $4,633 million.

This increase was primarily due to higher prices in the international market for crude oil and refined products.

    For the year ended December 31, 1999, our consolidated net cash provided by operating activities totaled $4,633 million, an increase of $2,027 million from net cash provided in 1998 of $2,606 million.

    We are required to submit a foreign exchange budget for approval by our shareholder each year. Foreign exchange inflows are based on projected export volumes and prices, as well as proceeds from any debt issuance, while outflows are based on projected purchases of imported goods and services, as well as payments of principal of and interest on foreign currency denominated debt. In 2000, our foreign exchange inflows totaled $31,177 million, while outflows totaled $8,862 billion.

  Cash Flow from Investing Activities

    Net cash used in our investing activities totaled $4,660 million for 2000, (compared to $3,326 million for 1999) of which $2,485 million were invested in property, plant and equipment and $2,191 million was invested in the Macro Economic Stabilization Investment Fund, otherwise known as "MESIF."

    Net cash used in investing activities totaled $3,326 million for 1999, (compared to $4,532 million for 1998) of which $3,041 million were invested in property, plant and equipment, and $215 million was invested in the MESIF.

    Capital expenditures for maintaining and increasing our production capacity totaled $2,208 million in 2000, as compared to $2,555 million in 1999. During 2000, our capital expenditures in refining facilities totaled $175 million as compared to $398 million in 1999. We also incurred capital expenditure in the following sectors: petrochemicals ($47 million), Orimulsion® and others ($55 million) in 2000.

    Our annual capital expenditures in subsidiaries averaged $4,994 million per year during the five years ended 2000. Our anticipated capital expenditures in the hydrocarbons industry for 2001 are approximately $4,600 million, including $4,109 million in Venezuela, $114 million in Europe and $377 million in the United States. Our anticipated capital expenditures in the hydrocarbons industry for 2002 are approximately $4,396 million, including $3,770 million in Venezuela, $137 million in Europe and $489 million in the United States. Our anticipated capital expenditures in the hydrocarbons industry for 2003 are approximately $4,397 million, including $3,790 million in Venezuela, $101 million in Europe and $506 million in the United States.

    We expect to meet our capital expenditure requirements primarily out of our internally generated cash flows and financings in the international financial markets. We expect that a significant portion of our planned expenditures will be for production related activities, including construction of related infrastructure.

    Our planned capital expenditures in refining activities are expected to be used primarily to upgrade our Venezuelan refineries. We expect to invest a significant amount in projects that are aimed toward complying with the increasingly stringent environmental regulations in our international markets, including increasing the production of reformulated gasoline and distillate and improving the quality and value of our current slate of refined petroleum products in our Venezuelan refineries (including the Curaçao refinery).

    Our management also supports the construction of new petrochemical plants and the expansion of our existing petrochemical plants, with the goal of increasing the capacity of Pequiven's own plants and those operated by joint ventures.

    In June 1999, the Venezuelan government created the Macro Economic Stabilization Investment Fund, otherwise known as "MESIF," to minimize the adverse effects of volatile prices in the global energy markets on Venezuela's economy, national budget and monetary and foreign exchange markets.

We are required to make deposits to the MESIF which, as specified by MESIF guidelines, will be 50% of revenues from export sales in excess of $9 per barrel, net of taxes related to such sales during the first five years (1999-2004), and, thereafter, 50% of any revenues in excess of the previous five-year average export sales price, net of taxes related to such sales.

    In addition to deposits based on export sales, we are required to deposit with the MESIF 50% of any extraordinary income and any bonuses paid by private companies selected to participate in any future bidding processes, net of income taxes. Our deposits with the MESIF can be used only by PDVSA and only with the prior approval of the President of Venezuela and the Council of Ministers and the Finance Committee of the National Assembly.

    A summary of the accumulated contributions made by us to the MESIF is as follows:

	December 31,
	2000	1999
	($ in millions)
Paid to MESIF	2,406	215
Production costs (excluding depreciation and depletion)	624	374

Contributions due	3,030	589

Cash Flow from Financing Activities

    PDVSA Finance was established in March 1998 to serve as our principal vehicle for corporate financing through the issuance of corporate debt. PDVSA Finance's business is limited to the issuance of unsecured debt and the acquisition from PDVSA Petróleo of existing and future accounts receivable arising out of crude oil and refined products exports.

    In May 1998, PDVSA Finance issued $1,800 million of unsecured notes with due dates ranging from 2004 to 2028, and with interest rates ranging from 6.45% to 7.50%. PDVSA Finance used the proceeds of the notes to purchase from PDVSA-P&G existing accounts receivables and accounts receivable to be generated in the future from export sales of crude oil and refined products by PDVSA-P&G.

    In April 1999, PDVSA Finance issued $1,000 million and Euro 200 million of unsecured notes with due dates ranging from 2000 to 2020, and with interest rates ranging from 6.25% to 9.95%. PDVSA Finance used the proceeds of the notes to purchase from PDVSA-P&G accounts receivable to be generated in the future from export sales of crude oil and refined products by PDVSA-P&G.

    In June 1998, Cerro Negro Finance, Ltd. (a company 50% owned by PDVSA Cerro Negro, S.A., an indirect wholly owned subsidiary of Petróleos de Venezuela, and 50% owned by Mobil Cerro Negro, Ltd., an indirect wholly owned subsidiary of Exxon-Mobil) issued $600 million in senior notes. Funds from these senior notes will be used for the development activities related to the Cerro Negro extra-heavy crude oil joint venture. Exxon-Mobil and Petróleos de Venezuela will each severally guarantee repayment of its affiliated borrower's senior project debt if completion of the project does not occur on or before a date certain or if certain events of default occur under the financing documents prior to completion of the project. Subsidiaries of Exxon-Mobil and Petróleos de Venezuela have severally agreed to lift and purchase upgraded extra-heavy crude oil from the project. The offtake obligations of such subsidiaries are severally guaranteed by Exxon-Mobil and Petróleos de Venezuela.

    In June 1999, PDVSA Cerro Negro obtained loans from a financial institution for $150 million, at an annual interest between 5.99% and 6.79%. Such loans mature in from 2002 through 2012. The proceeds from these loans will be used to finance the Cerro Negro project in the Orinoco Belt.

    In November 1998, PDVSA Virgin Island financed the acquisition of a 50% interest in Amerada Hess' refinery in the U.S. Virgin Islands through the issuance of a guaranteed secured note for a principal amount of $563 million with an interest rate of 8.46%, payable in semi-annual installments from August 1999 through February 2009.

    In February 2000, PDVSA Virgin Island renegotiated the terms and conditions of the guaranteed senior note. The revised terms include a deferral of interest payments until the completion of construction of the coker facility (a project that we entered into with our Amerada Hess joint venture partner) provided that such payments shall commence no later than February 2003, the extension of the maturity of the notes until 2011, and an increase in the interest rate to 9.46%.

    However, in October 2000, PDVSA Virgin Island excised an option that allowed it to return to the terms and conditions for the payment of principal and interest of the guaranteed senior note in the form that it was issued in 1998. As such, the guaranteed senior note is now due to mature in 2009 and bears interest of 8.46%.

    During 1999 and 1998, PDVSA Sincor, S.A. (an indirect subsidiary of Petróleos de Venezuela), Total Venezuela, S.A. and Statoil Sincor AS entered into two lines of credit totaling $1,200 million and $1,500 million with syndicates of international banks to finance the Sincor extra-heavy crude oil project. PDVSA, Total and Statoil have guaranteed, on an individual basis, the amounts withdrawn by each of their subsidiaries until the completion of the construction phase of the project. The lines of credit accrue interest at variable rates.

    In 1999, we entered into a corporate short-term line of credit for approximately $260 million. As of December 31, 1999, $235 million of such credit line was unused and available for borrowing on an unsecured basis. In 2000, we entered into a corporate short-term line of credit for approximately $525 million. As of December 31, 2000, all of this credit line was unused and available for borrowing on an unsecured basis.

    As of December 31, 2000, CITGO has $184 million of uncommitted, unsecured, short-term borrowing facilities with various banks of which $146 million were unused and available for borrowing on an unsecured basis. Interest rates on these facilities are determined daily based upon the Federal Funds' Rates in the United States.

    In May 1999, Bariven entered into an export financing credit facility agreement for loans to be made in one or more disbursements in an aggregate principal amount not to exceed $150 million with The Chase Manhattan Bank, as lender, to finance the purchase of U.S. goods and services. Bariven's obligations are guaranteed by Petróleos de Venezuela and the Export Import Bank of the United States. Loans made under the export financing credit facility agreement will accrue interest at a fixed or floating rate, as determined by Bariven, as borrower. The loans made under the export financing credit facility agreement mature no later than five years and six months after the date made.

    During March 2000, Bariven established a $100 million export financing credit facility with Barclays Bank PLC, on the same terms as its export financing facility with The Chase Manhattan Bank, to finance the purchase of U.S. goods and services.

    Our scheduled payment of long-term debt (including capital lease obligations) for 2001, 2002 and 2003, total $692 million, $914 million and $1,282 million, respectively.

    No dividends were declared during the annual shareholder meeting held on March 31, 2000. Retained earnings available for distribution at December 31, 1999 amounted to Bs. 592 billion ($914 million based on the exchange rate of Bolivars to the U.S. dollar at December 31, 1999).

    During the annual shareholder meeting held in October 2000, $2,018 million of dividends were declared, of which $1,732 million of such dividends were paid as of December 2000.

    During the annual shareholder meeting held in March 2001, $3,542 million of dividends were declared. As of June 1, 2001, we have paid $2,459 million of such dividends.

New Accounting Standards

    In June 1998, the Financial Accounting Standards Board issued the Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). In June 2000, the Statement of Financial Accounting Standards No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," an amendment of SFAS No. 133, was issued. SFAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that an entity recognize all derivatives at fair value as either assets or liabilities in the statement of financial position with an offset either to shareholder's equity and comprehensive income or income depending upon the classification of the derivative. We adopted SFAS No. 133 effective January 1, 2001. Based on a review of our contracts and financial instruments, identifying provisions that may be affected by SFAS No. 133, and a review of the derivatives held at December 31, 2000, the adoption of SFAS No. 133 will not have a material impact on our financial statements.

5.C  Research and development, patents and licenses

    The amount that we have spent on our research and development activities have not been material. See "Item 4.B Business overview—Research and Development" and note (1)(p) to our consolidated financial statements.

Item 6.  Directors, Senior Management and Employees

6.A  Directors and senior management

    In accordance with our charter, we are managed by our board of directors and our president. Our board of directors is responsible for convening our shareholder's meetings, preparing our year-end accounts and presenting them at our shareholder's meetings and reviewing and monitoring our economic, financial and technical strategies.

    Our board of directors comprises seven members: a president, four vice presidents and two external directors. Our board of directors is directly appointed by the President of the Bolivarian Republic of Venezuela for an initial term of two years, which may be extended indefinitely until a new board of directors is appointed.

    As part of the reforming process initiated by the Venezuelan government, the National Constituent Assembly passed a decree, effective as of March 2000, suspending all principal and alternate directors appointed pursuant to the organic labor law of all companies that are at least 50% owned by the Bolivarian Republic of Venezuela. Consequently, the representatives of our workers on our board of directors that were appointed pursuant to the organic labor law have ceased to serve as principal and alternate directors. The decree also provides that representatives of our workers will be chosen through a confidential election by a qualified majority our workers.

    Our board of directors meets weekly and, at other times, when summoned by the president of Petróleos de Venezuela.

    Pursuant to our charter, the president of Petróleos de Venezuela has broad powers to act on behalf of Petróleos de Venezuela and to represent Petróleos de Venezuela in its dealings with third parties, subject only to those powers expressly reserved to the board of directors or reserved to be effected at our general shareholder's meeting. The president of Petróleos de Venezuela determines and is responsible for the implementation of the goals, strategies and budgets (which must be approved at the general shareholder's meeting) for our different businesses. Such goals, strategies and budgets are reviewed and monitored by our board of directors.

    The President of Venezuela appointed the current members of our board of directories in March 2001. Our current directors and executive offices are:

Name	Age	Position with PDVSA	Date of Appointment
Guaicaipuro Lameda Montero	46	President, Principal Director	2000
Jorge Kamkoff	56	Vice President, Principal Director	2001
Karl Mazeika	51	Vice President, Principal Director	2001
Vincenzo Paglione	52	Vice President, Principal Director	2001
Eduardo Praselj	53	Vice President, Principal Director	1999
Arnoldo Rodríguez Ochoa	61	External Principal Director	1999
Juan Antonio Torres Serrano	59	External Principal Director	2001
Luis Dávila	47	Chief Financial Officer	2000
Julián Fleszczynski	53	Treasurer	2000

    Certain information on our current directors and executive officers is set forth below:

    Guaicaipuro Lameda Montero is a Brigadier General of the Venezuelan Army and has a vast academic and managerial experience. He graduated from the Military Academy of Venezuela (AMV) in 1974. He holds a Bachelor's degree in Military Arts and Sciences (1978) from the AMV and in Electric Engineering (1982) from the Pacific University, California, USA. Additionally, he obtained a diploma in Economic Planning (1985) from the School of Governmental Sciences and Techniques of the Coordination and Planning Office of Venezuela and a Master's degree in Security and Defense Sciences (1995) from the Institute of Advanced Studies of National Defense of Venezuela. He also completed the course on General Staff 1990 at the General Staff and Command School, in the United States. He has held important managerial and educational positions in the Venezuelan military field, as well as in the Government, including: Chief Planning Officer of the Venezuelan Company of Military Industries (CAVIM), and Director of the Defense Ministry's Budget Office and Director of the Venezuelan Government's Budget Central Office. He was appointed President of Petróleos de Venezuela in October 2000.

    Jorge Kamkoff graduated by the Universidad Central de Venezuela in 1969 with a degree in chemical engineering. He joined the petroleum industry in 1970 with the Venezuelan Gulf Refining Company. Mr.Kamkoff held various supervisory and managerial positions at the Puerto La Cruz refinery, mainly in process engineering and refining operations, including Management and Projects Manager in petrochemicals coordination, Operations Manager and manager of the Puerto La Cruz District. He also served as Refining General Manager at Corpoven, advisor to the Petróleos de Venezuela on relations with the U.S. Congress and the Venezuelan government in energy affairs and president of Petróleos de Venezuela and its subsidiaries' Formation and Training Center (CEPET). In 1990, Mr. Kamkoff was seconded by PDVSA to serve as President of the National Ports Institute's Governing Council to assist in the decentralizing and privatization process of the Institute and, later, to serve as the President of the Restructuring Commission of the Venezuelan Institute of Social Insurance (IVSS). In 1992, he was appointed director of PDV Marina and, in January 1998, he was named president of the PDV Marina Business Unit at the PDVSA Manufacturing and Marketing Division. In October 1999, Mr. Kamkoff became executive vice-president of the PDVSA's Gas Division and, later, vice-president of the Manufacturing and Marketing Division, now Refining, Supply and Commerce

Division, of PDVSA. On 15 March 2001, Mr. Kamkoff was appointed as vice-president of Petróleos de Venezuela.

    Karl Mazeika graduated by the University of Zulia in 1973 with a degree in chemical engineering. Later in that same year, he joined Creole Petroleum Corporation (later Lagoven), where he held various positions in the following divisions: Refining, Planning, South Monagas Development Project and Commerce and Supply. In 1985, he was seconded to PDVSA's Commerce and Supply Coordination division. Later in that same year, he was posted to Germany to serve as deputy manager at the Ruhr Oel's Gelsenkirchen refinery and in Veba Oel's Refining Department. Upon his return to Venezuela, Mr. Mazeika was in charge of strategic planning at PDVSA's Planning Coordination division. He later served as Commerce and Supply manager of Mareven, director and later vice-president of Pequiven. He also represented Pequiven in its Monómeros Colombo-Venezolanos, Nitroven, Fosfaven, Tripoliven, Pralca, Fertinitro, Metor, Supermetanol, Super Octanos and Propilven joint ventures. Until his present appointment as vice-president of Petróleos de Venezuela, he was executive director of PDVSA's Exploration, Production and Upgrading Coordination division.

    Vincenzo Paglione is a petroleum engineer who began his career in the oil industry in 1974, holding various professional and supervisory positions in the Western Division and in Caracas, in the areas of Reservoir Engineering and Production Operations Engineering, as Operations coordinator and Production Planning manager. In 1985, he was appointed planning manager in PDVSA's Production Coordination division and environmental analysis manager in the PDVSA's Strategic Planning Coordination division. In 1989, he was assigned to the United Kingdom as manager of the Orinoco Project and, in 1990, he was appointed as general manager of Bitor International. In 1994, he was appointed International Business advisor to PDVSA's Commerce and Supply Coordination, being later appointed general manager of Interven's International Business Coordination. In January 1998 he was named director of PDVSA-Intevep and, on 18 March, 1999, president of PDVSA-Intevep. On 15 March, 2001 he was appointed vice-president of Petróleos de Venezuela. From 1991 through 1998, Mr. Paglione served as vice-president of PDVSA's Committee of Developing Countries and the World Energy Council Program, from 1991 to 1998; member of the Venezuela- US Department of Energy Agreement Coordinating Committee and president of PDVSA's Committee of Research and Development Center Directors.

    Eduardo Praselj is a chemical engineer graduated from Universidad Central de Venezuela in 1969, and he holds a master's degree in Petroleum Economics from the French Institute of Petroleum in Paris and a 1977 doctorate in Economic Sciences (mathematics applied to the economy) from Frances Dijon University. He joined the oil industry through Corporación Venezolana del Petróleo, S.A. in 1972. In 1977 he was transferred to Petróleos de Venezuela where he remained until transferred to Pequiven in 1992. In that PDVSA subsidiary he worked as corporate manager of planning, manager of industrialization of refinery runs, member of the team that prepared the reorganization of Pequiven, as well a corporate plans manager and project analysis manager. In 1994 he was appointed to Pequiven's board. He has also been assigned to several posts in the public sector: Deputy Energy and Mines Minister (1988-1989); advisor to the Presidential Secretariat Minister (1986): advisor to the president of the Foreign Trade Institute (ICE) in the positions of general director (1985), and International Economic Affairs advisor to the Foreign Ministry since 1987. In February of 1999 he was appointed Vice President of PDVSA and president of Pequiven, PDVSA's chemical subsidiary.

    Arnoldo Rodríguez Ochoa is a retired Army Major General. He graduated from the Military Academy of Venezuela in 1961 with a Bachelor of Arts degree. He also holds a post-graduate degree in General Staff and National Defense and Security. Additionally, he has undertaken courses in Basic and Integral Armament, Basic Commando and General Staff in Argentina, where he also attended courses on Advanced Commando and General Staff. At Venezuela's Institute of Higher Studies on National Security and Defense, he attended the advanced course on Security and National Defense. He is also a graduate in Analysis and Design of Computing Systems. He has held the positions of head of the

Supply department of the Armed Forces Armament Service; head of the Payments Processing department of the Army's Finance Direction, Army director of Information Technology; deputy-director of the Venezuelan Military Academy; Army director of Acquisitions; director of the Army Technical School; chief of staff and deputy commander of the IV Infantry Division and State of Aragua garrison; executive vice-president of Compañía Anónima de Industrias Militares (CAVIM); commander of the 1st Cavalry Division and State of Guárico garrison with jurisdiction over the State of Apure. Mr. Rodríguez Ochoa was executive secretary of the National Security and Defense Council. In the private sector, and with the rank presidential commissioner, he presided over PAMI, the foundation in charge of the mother and child nutrition program. He was also principal director of the Gasmóvil 91, C.A. company, the principal activity of which was the conversion of vehicles to the use of natural gas. He is the holder of numerous decorations, obtained during his extended professional career. He was appointed Petróleos de Venezuela's External Director August 9, 1999.

    Juan Antonio Torres Serrano is a retired Army Brigadier General. He graduated from the Military Academy of Venezuela in 1975, as a Military Arts and Sciences Bachelor. In 1972, he obtained a Military Chemical Engineer's degree from the Polytechnic Military Academy of Chile, where he also did postgraduate work on Nuclear Physics. He graduated as Chemical Engineer from Venezuela's Central University in 1974. He has a Master's degree in Hydrocarbons Economics from Simón Bolívar University in Caracas (1976), and a Doctorate in Applied Mathematics from the University of Dijon, France (1978). He also attended several post-graduate courses in the military, economic and petroleum areas, and has an extensive professional and academic career. Among the positions that he has held are professor at the Simón Bolívar University and the Military Academy of Venezuela, where he was also deputy-director. He was head of the Ministry of Defense's Arsenal Research and Development Department; at the Ministry of Energy and Mine, executive secretary of the National Council for the Development of the Nuclear Industry; director of Army Planning, and president of Compañía Anónima Venezolana de Industrias Militares (CAVIM). He is the holder of numerous distinctions and decorations awarded for his professional and academic merits. On 15 March, 2001, he was appointed director of Petróleos de Venezuela.

    Luis Dávila currently the Chief Financial Officer of Petróleos de Venezuela (a position he has held since June 2000), a Director of Interven, S.A., a Director of AB Nynäs petroleum and a member of the Shareholders Committee of Ruhr Oel GmbH, which positions he has held since June, 2000. Mr. Dávila has also served as a Principal Director and the Vice President of PDVSA Finance Ltd. since January 2000 and President of PDVSA Finance Ltd. since July 2000. Prior to serving in such capacities, Mr. Dávila served as Petróleos de Venezuela's Financial Planning and Control Manager from September 1999 to June 2000, as Petróleos de Venezuela's Asset Portfolio Manager from April 1999 to September 1999 and as Petróleos de Venezuela's Corporate Outsourcing and Structured Finance Manager from 1997 to 1999. Mr. Dávila started his career in the petroleum industry at Corpoven, S.A. in 1982, and served in various managerial finance positions within Corpoven, S.A. until 1997, including as Corporate Treasurer, Financial Planning Manager, International Financing Manager, Financial Systems Planning Manager and Budget Supervisor.

    Julián Fleszczynski is currently the Treasurer of Petróleos de Venezuela (a position he has held since June 2000) and the President of PDV Insurance Company Ltd. Since July 2000, Mr. Fleszczynski has also served as PDVSA Finance Ltd.'s Principal Director and Vice President. Mr. Fleszczynski served as Corporación Venezolana de Petróleo's Financial Planning and Control Manager from March 1999 to June 2000 and as Senior Financial Advisor of PDV America, Inc. from December 1996 to March 1999. Since 1986 he served in various managerial positions at Meneven S.A. and Corpoven, S.A. affiliates such as District Finance Manager, Budget and Evaluation Manager, Financial Planning, Deputy General Manager of Corporate Finance Department and Project Manager of the Corporate Financial Systems. He started his career in the petroleum industry in 1974 with Menegrande Oil Company (later known as Meneven S.A.).

6.B  Compensation

    For the year ended December 31, 2000, the aggregate amount paid by Petróleos de Venezuela as compensation to its directors and executive officers for services in all capacities was approximately Bs.2.189 million (approximately $3.2 million, based on the average 2000 rate of exchange of Bolivars to the U.S. dollar).

6.C  Board practices

    Our directors are appointed for an initial term of two years, which may be extended indefinitely until a new board of directors is appointed. We have not entered into any service or employment contracts with any of our directors and executive officers.

6.D  Employees

    As of December 31, 2000, we had approximately 45,520 employees and workers (approximately 41,320 in Venezuela), compared to approximately 47,750 at December 31, 1999 (approximately 42,267 in Venezuela) and approximately 50,821 (approximately 44,795 in Venezuela) at December 31, 1998.

    Our productivity has increased during the last five years from 20,129 barrels of crude oil produced per year per employee in Venezuela in 1995 to 27,251 barrels of crude oil produced per year per employee in Venezuela in 2000. Our total number of employees in Venezuela during this six-year period declined by approximately 8%. Approximately 32% of our Venezuelan work force is unionized and belong to one of three principal unions: the Federación de Trabajadores Petroleros, Químicos y Similares (68.4%), the Federación de Trabajadores de la Industria de los Hidrocarburos (19.1%) or the recently created national union Sindicato de Trabajadores de la Industria Petrolera (12.5%). Our management, employees based in our headquarters and security personnel are generally not affiliated with any union.

    Our management believes that the current relationship between us and our employees is harmonious, as it has been in the past. The only work stoppages or strikes that we have experienced in Venezuela in the last 20 years are three one-day illegal partial work stoppages, one in November 1995, one in February 1997 and one in March 2000. These strikes occurred while a new collective bargaining agreement was under discussion.

    In November 1997, a two-year collective bargaining agreement was signed among us and our then-existing operating subsidiaries, Corpoven, Lagoven and Maraven. This collective bargaining agreement expired in November 1999. The negotiation process for the new collective bargaining agreement started at the end of 1999 and was interrupted by the agreement of all parties due to natural catastrophe that took place in December 1999. This process was then legally suspended for 180 days by a decree from the National Constituent Assembly on March 2, 2000 while the illegal strike organized by the union leaders of Federación de Trabajadores Petroleros, Químicos y Similares, mentioned above, was in progress. This strike had a minimum support form the union workers.

    The negotiation process resumed in September 2000, and a new two-year collective bargaining agreement was entered into on October 21, 2000. This new agreement has been agreed to and apply to approximately 17,000 of our employees and 22,000 of our contractors.

    In October 2000, PDVSA approved a change in the pension plan for the Venezuelan workers, based on a defined benefits plan, administered as an individual capitalization plan. Under the revised plan monthly contributions of 3% and 9% of the base compensation are made by the worker and employer, respectively.

    Recently, we adopted a new social compensation program for our non-unionized workers. This program also introduced a variable portion in the employees' compensation, which is based upon individual performance based on predetermined targets and goals, we well as on our financial results and certain predetermined goals.

6.E  Share ownership

    As of June 1, 2001, we had 51,204 shares of common stock outstanding. All of our issued and outstanding shares of common stock are owned by the Bolivarian Republic of Venezuela.

Item 7.  Major Shareholders and Related Party Transactions

7.A  Major shareholders

  Control of Registrant

    Petróleos de Venezuela is wholly owned by the Bolivarian Republic of Venezuela, which exercises its ownership through the Ministry of Energy and Mines of the executive branch of the Venezuelan government. The Ministry of Energy and Mines establishes the our policies and approves our production levels, capital expenditures and operating budgets annually, while our board of directors is responsible for implementing the policies established by our shareholder.

    Since our formation, we have been operated as a commercial entity, vested with commercial and financial autonomy. Under the recently adopted Constitution of the Bolivarian Republic of Venezuela (effective as of December 30, 1999), the Republic of Venezuela must retain exclusive ownership of the shares of Petróleos de Venezuela. However, the Constitution does not require the Republic of Venezuela to retain ownership of the shares of Petróleos de Venezuela's subsidiaries or its minority interests in various exploration and exploitation joint venture arrangements.

    Our operations and activities are subject to the Nationalization Law and its regulations, our charter and by-laws, regulations adopted by the executive branch of the Venezuelan government and other laws of general application, such as the Commercial Code of Venezuela. Petróleos de Venezuela and its Venezuelan subsidiaries are organized under the Commercial Code, which regulates the rights and obligations of Venezuelan companies. Under the Commercial Code, Petróleos de Venezuela and Venezuelan subsidiaries are permitted to develop and execute their shareholder's objectives as corporate entities rather than governmental agencies.

    The Nationalization Law provides that every activity related to the exploration, exploitation, manufacture, refining, transportation by special means, storage and domestic and foreign sales of hydrocarbons and their derivatives is reserved to the State, acting directly or through State-owned entities. The Nationalization Law also provides that the State or entities created pursuant to the Nationalization Law may enter into operating agreements with third parties and, to the extent approved by the Venezuelan National Assembly (formerly, the Congress of the Republic), enter into association agreements with private sector entities. Petróleos de Venezuela was created as the entity that coordinates monitors and controls all operations related to hydrocarbons.

    The Nationalization Law contains a number of articles intended to promote commercial business practices. Article 3 specifies that our operating companies shall pursue the most efficient means to commercialize hydrocarbons, establishing the legal basis for our international business ventures. Article 6 permits our operating subsidiaries to exist as incorporated entities operating under the Commercial Code and requires that 10% of our operating subsidiaries' net revenues from exports of crude oil be paid to us to be applied for reinvestment in the development of the Venezuelan hydrocarbons industry. Article 7 establishes that the state-owned companies will continue to operate under the Hydrocarbons Law that previously regulated the activities of foreign concessionaires and established production tax levels and will not be subject to state and municipal taxes. Article 8 stipulates that officers and employees of Petróleos de Venezuela and its operating affiliates are not public employees, thereby permitting PDVSA to develop, train, and compensate human resources in accordance with industry standards.

    None of Petróleos de Venezuela, its Venezuelan subsidiaries engaged in the conduct of activities reserved to the State pursuant to the Nationalization Law or its foreign subsidiaries is subject to the authorization process set forth in the Finance Administration for the Public Sector Law enacted on September 5, 2000 revoking the Organic Public Credit Law, which establishes the regulations applicable to borrowing and other forms of financing by Venezuelan public entities.

    The Republic of Venezuela is not legally liable for Petróleos de Venezuela's obligations, including Petróleos de Venezuela's guarantees of indebtedness or obligations of its subsidiaries, nor for the debt or obligations of Petróleos de Venezuela's subsidiaries.

  Ownership of Reserves

    All oil and hydrocarbon reserves within Venezuela are owned by the Republic of Venezuela and not by us. Under the Nationalization Law, every activity related to the exploration, exploitation, manufacture, refining, transportation by special means and domestic and foreign sales of hydrocarbons and their derivatives is reserved to the State. Petróleos de Venezuela was created as the entity that coordinates monitors and controls all operations related to hydrocarbons.

Item 8.  Financial Information

8.A  Consolidated Statements and Other Financial Information

8.A.1  See Item 18.

8.A.2  See Item 18.

8.A.3  See Report of Independent Accountants on page F-1.

8.A.6  Substantially all of our revenues are derived from export sales. See "Item 3. Key Information—3.A Selected financial data," and note 15 to our consolidated financial statements.

8.A.7  Legal proceedings

    In August 1999, the Department of Commerce rejected a petition filled by a group of independent oil producers to apply antidumping measures against imports of crude oil from Venezuela and some others countries. The group appealed this decision before the Court of International Trade based in New York, where the matter still pending. On September 19, 2000, the Court of International Trade remanded the case to the Department of Commerce with instructions to reconsider its August 1999 decision. The Department of Commerce was required to make a revised decision as to whether or not to initiate an investigation within 60 days. On or about November 16, 2000, the group appeal the Court of International Trade decision to the U.S. Court of Appeals for the Federal Circuit and moved the Court of International Trade Decision to stay its decision pending the appeal. To date, the Court of Appeals for the Federal Circuit has not ruled on the motion for stay.

    Petróleos de Venezuela and its Venezuelan subsidiaries and joint ventures are involved in various lawsuits and claims arising in the normal course of their businesses. Information regarding legal proceedings affecting PDV America, Inc. and its subsidiaries is set forth under "Item 3. Legal Proceedings" in PDV America, Inc.'s 2000 Annual Report on Form 10-K and information regarding legal proceedings affecting Propernyn B.V. and its non-U.S. subsidiaries is set forth under "Item 8.A.7. Legal Proceedings" in Propernyn's 2000 Annual Report on Form 20-F, which have been filed with and can be obtained from the U.S. Securities and Exchange Commission.

    We are not not involved (whether as defendant or otherwise) in and, other than as described above, we have no knowledge of any threat of, any litigation, arbitration, or administrative or other proceeding which management believes will have a material adverse effect on our consolidated financial position or results of operations.

Item 9.  The Offer and Listing

9.A  Offer and listing details

    Our common stock is not registered and there is no trading market for our common stock.

    Our guarantees of the PDV America, Inc. senior notes are not traded separately from such senior notes. The PDV America, Inc. senior notes are traded principally on the New York Stock Exchange, and are also listed on the Luxembourg Stock Exchange.

    PDVSA Finance's senior notes are solely obligations of PDVSA Finance and are not obligations of, or guaranteed by, Petróleos de Venezuela. The PDVSA Finance's senior notes are listed on the Luxembourg Stock Exchange.

Item 10.  Additional Information

10.D  Exchange controls

    Article 89 of the Venezuelan Central Bank Law stipulates that the Central Bank of Venezuela must sell non-Venezuelan currency to us on a priority basis to meet our foreign exchange requirements, subject to the annual foreign currency budget approved by the shareholders. We are the only entity accorded such priority under the Central Bank Law. The current Central Bank Law was approved by the Venezuelan Congress in 1992, although the article establishing our priority to foreign exchange was originally incorporated into the Central Bank Law in 1983 and effectively reaffirmed in 1992.

    The priority access has been formalized through a foreign exchange agreement between the Ministry of Finance and the Central Bank of Venezuela. The agreement requires us to sell our foreign exchange receipts to the Central Bank within 48 hours of receipt, except that we may maintain a foreign currency working capital fund of up to the amount authorized by the board of directors of the Central Bank (currently $600 million). Amounts contained in the fund may be used by us to cover our obligations and operating costs in foreign currency and external debt service.

    Current revenues and the working capital fund have always proved sufficient to meet all foreign currency requirements as they became due, and we have never experienced payment delays as a result of foreign exchange controls.

10.E  Taxation

    Under current Venezuelan tax law, no tax is imposed by Venezuela, by reason of withholding or otherwise, on payments made by (1) PDV America, Inc. pursuant to its senior notes, (2) Propernyn pursuant to its obligations under its guarantee of PDV America, Inc.'s senior notes, (3) PDVSA pursuant to its obligations under its guarantee of PDV America, Inc.'s senior notes or (4) PDVSA pursuant to the notes (the "Mirror Notes") issued to PDV America, Inc. at the time of the original issuance of the senior notes issued by PDV America, Inc., except for the application of a Venezuelan withholding tax on interest payments under the Mirror Notes.

    The PDV America, Inc. notes, the related indenture and Mirror Notes contain gross-up provisions for certain Venezuelan and other taxes, including the withholding tax referred to in clause (4) of the preceding paragraph.

    United States holders of PDVSA Finance Notes are not subject to Venezuelan taxes, by reason of withholding or otherwise, on payments made by PDVSA Finance pursuant to the PDVSA Finance Notes.

    On January 25, 1999, representatives from the United States and Venezuela signed an income tax treaty for the avoidance of double taxation. Both countries exchanged ratification instruments on December 30, 1999. As a result the treaty is in full force for the current year 2000.

Item 11.  Quantitative and Qualitative Disclosures about Market Risk

Introduction

    We are exposed to hydrocarbon price fluctuations, interest rate fluctuations and foreign currency exchange risks. To manage these exposures, we have defined certain benchmarks consistent with our preferred risk profile for the environment in which we operate and finance our assets. We do not attempt to manage the price risk related to all of our inventories of hydrocarbon products. As a result, at December 31, 2000, we were exposed to the risk of broad market price with respect to a substantial portion of our hydrocarbon inventories. The following disclosure does not attempt to quantify the price risk associated with such commodity inventories. All matters related to market risk are managed by our international subsidiaries.

Commodity Derivative Instruments

    We balance our crude oil and refined products supply and demand and manage a portion of our price risk by entering into petroleum commodity derivatives through CITGO. Generally, CITGO's risk management strategies qualify as hedges. There are, however, certain strategies that do not qualify as hedges. PETROMAR, a direct trading subsidiary of Petróleos de Venezuela in Aruba, and PMI Panama, a direct trading subsidiary of Petróleos de Venezuela in Panama, have limited involvement with commodity derivatives. Both these entities manage commodity price risks associated with crude oil or refined products that arise out of their respective core business activities. Neither of these two companies uses derivative financial instruments for trading purposes.

    In December 1999, PDVSA Trading S.A. was incorporated as a direct subsidiary of Petróleos de Venezuela in Venezuela primarily to manage commodity price risk associated with derivatives. At the end of 2000, this subsidiary was not involved in trading activities. This subsidiary began its operations in March 2000.

    The table below presents contractual amounts with open positions at December 31, 2000, for commodity derivatives, and includes futures purchased and futures sold.

Non-Trading Commodity Derivatives
Open positions at December 31, 2000

Commodity	Derivative	Maturity Date	Volumes of Contracts(1)	Contract Value(2)	Market Value
				($ in millions)	($ in millions)
Crude Oil	Futures Purchased Futures Sold	2001 2001	7.188 7.640	431 216	713 179
Refined Products	Futures Sold	2001	92	3	3
Unleaded	Futures Purchased	2001	25	0.8	0.8
Heating Oil(1)	Futures Purchased Futures Purchased Futures Sold OTS Swaps (Pay Fixed/Receive Float) OTS Swaps (Pay Fixed/Receive Fixed)	2001 2002 2001 2001 2001	1.533 16 579 9 500	53.9 0.5 21.2 — —	55.9 0.5 21.7 0.1 0.5

(1)
Thousand barrels.

(2)
Weighted average price.

Non-Trading Commodity Derivatives
Open positions at December 31, 1999

Commodity	Derivative	Maturity Date	Volumes of Contracts(1)	Contract Value(2)	Market Value
				($ in millions)	($ in millions)
Crude Oil	Futures Purchased Futures Sold	2000 2000	1.560 1.100	25.1 22.4	28.7 28.2
Refined Products	Futures Sold	2000	149	4.2	4.1
Unleaded Gasoline(1)	Futures Purchased Futures Sold Swaps	2000 2000 2000	60 225 300	1.7 6.1 8.1	1.7 6.4 7.8
Heating Oil(1)	Futures Purchased Futures Purchased Futures Sold Swaps	2000 2001 2000 2000	217 6 450 336	5.7 0.1 12.5 7.7	6.0 0.1 12.8 7.7
Crude Oil(1)	Swaps	2000	600	13.4	14.3
Natural Gas(3)	Futures Purchased	2000	6	0.1	0.1

(1)
Thousand barrels.

(2)
Weighted average price.

(3)
10,000 mmbtu per contract.

Debt Related Instruments

  Interest Rate Risk

    At January 28, 2000, PDVSA Finance entered into a cross-currency swap agreement in respect of its Euro 200 million 6.250% notes due 2002 through 2006 issued on April 8, 1999.

    The agreement provides protection to PDVSA Finance in respect of interest and principal payments from a possible appreciation of the euro relative to the U.S. dollar during the terms of the notes. The agreement contains a knock-in provision that eliminates protection to PDVSA Finance, in respect of principal payments, above a 1.09 U.S. dollar/Euro exchange rate if during the term of the agreement the U.S. dollar/euro exchange rate reaches or exceeds 1.2.

    We have fixed and floating rate debt instruments. We use interest rate swaps primarily to manage the debt portfolio of CITGO toward a benchmark of 40 to 60 percent fixed rate debt to total fixed and floating rate debt of CITGO. These swaps have the effect of changing the interest rate on a debt instrument with the objective of minimizing CITGO's long term costs. At December 31, 1999, CITGO's primary risk exposures were to U.S. dollar, LIBOR and U.S. Treasury rates.

    For CITGO's interest rate swaps, the table below presents notional amounts and weighted average interest rates by expected (contractual) maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under the contract.

Non-Trading Interest Rate Derivatives
Open positions at December 31, 2000

Variable Rate Index	Expiration Date	Fixed Rate Paid	Notional Principal Amount
		%	($ in millions)
J. J - Kenny	February 2005	5.30	12
J. J - Kenny	February 2005	5.27	15
J. J - Kenny	February2005	5.49	15

Non-Trading Interest Rate Derivatives
Open positions at December 31, 1999

Variable Rate Index	Expiration Date	Fixed Rate Paid	Notional Principal Amount
		%	($ in millions)
One-month LIBOR	May 2000	6.28	25
J. J - Kenny	May 2000	4.72	25
J. J - Kenny	February 2005	5.30	12
J. J - Kenny	February 2005	5.27	15
J. J - Kenny	February 2005	5.49	15

    Generally, we do not enter into interest rate swaps with respect to debt incurred by PDVSA, other than CITGO or PDVSA Finance. The table below presents our principal cash flows and related weighted interest rates by expected maturity date. Weighted average variable rates are based on implied forward rates in the yield curve at the reporting date.

Short-Term and Long-Term Debt
at December 31, 2000

Expected Maturities	Fixed Rate Debt		Average Fixed Interest Rate	Variable Rate Debt	Average Variable Interest Rate
	($ in millions)%			($ in millions)%
2000	389		7.93	207	7.96
2001	711		7.65	160	6.95
2002	1,073		7.58	172	5.76
2003	370		7.31	196	5.54
2004	413		7.93	147	5.12
Thereafter	2,594		7.97	1,167	6.11

Total	5,550			2,049	6.07

Fair Value	7,270	(1)

(1)
The fair value of fixed and variable rate debt was $7,270 million at December 31, 2000.

Short-Term and Long-Term Debt
at December 31, 1999

Expected Maturities	Fixed Rate Debt		Average Fixed Interest Rate	Variable Rate Debt	Average Variable Interest Rate
	($ in millions)%			($ in millions)%
2000	682		7.87	228	7.91
2001	408		8.14	130	7.45
2002	915		7.62	240	6.78
2003	1,088		7.78	451	6.46
2004	386		7.65	131	7.02
Thereafter	2,892		7.82	959	6.77

Total	6,371		7.81	2,139	7.06

Fair Value	7,933	(1)

(1)
The fair value of fixed and variable rate debt was $7,933 million at December 31, 1999.

Foreign Exchange Risk

    The U.S. dollar is our functional currency, since a significant portion of our revenues and debt, as well as the majority of our costs, expenses and investments are denominated in dollars. We generally do not enter into foreign currency derivative transactions to hedge against movements in exchange rates. We are, however, exposed to foreign currency exchange risk associated with our recoverable luxury and wholesale tax receivables, notes and accounts receivable, and long-term and short-term debt denominated in currencies other than the U.S. dollar, as summarized below:

Currency	Assets	At December 31, 2000 Monetary Liabilities	Net
	($ in millions)
Venezuelan Bolivars	5,037	6,452	(1,415)
German Marks	1	—	1
Dutch Guilders and others	630	367	263

Currency	Assets	At December 31, 1999 Monetary Liabilities	Net
	($ in millions)
Venezuelan Bolivars	3,291	5,297	(2,006)
German Marks	498	61	437
Dutch Guilders and others	15	334	(319)

    At December 31, 2000, we had approximately $242 million of short-term and long-term debt denominated in currencies other than U.S. dollars, as summarized below:

Currency	At December 31, 2000
($ in millions)
Bolivars	30
Euros	212

    At December 31, 1999, we had approximately $283 million of short-term and long-term debt, denominated in currencies other than U.S. dollars, as summarized below:

Currency	At December 31, 1999
($ in millions)
Bolivars	35
Euros	201
French Francs	36
German Marks and others	11

PART III

Item 17.  Financial Statements

    We have responded to Item 18 in lieu of this item.

Item 18.  Financial Statements

    See pages F-1 through F-49 incorporated herein by reference.

    The following financial statements, together with the report of Alcaraz Cabrera Vázquez (a member firm of KPMG- Klynveld Peat Marwick Goerdeler) thereon, are filed as a part of this annual report:

Item 19.  Exhibits

Exhibit No:	Description
Exhibit 99.1	Annual Report on Form 20-F of PDVSA Finance Ltd. for the year ended December 31, 2000 as first filed with the U.S. Securities and Exchange Commission (Commission file No. 333-9678) on June 27, 2001 (incorporated herein by reference).
Exhibit 99.2
Annual Report on Form 10-K of PDV America, Inc. for the year ended December 31, 2000 as first filed with the U.S. Securities and Exchange Commission (Commission file No. 001-12138) on April 2, 2001 (incorporated herein by reference).

SIGNATURES

    The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PETROLEOS DE VENEZUELA, S.A.
/s/ GUAICAIPURO LAMEDA MONTERO Guaicaipuro Lameda Montero President

Date: June 27, 2001

ANNEX A

Measurement Conversion Table

1 barrel	=	42 U.S. gallons
1 barrel of oil equivalent	=	1 barrel of crude oil	=	5,800 cubic feet of gas (based on the actual average equivalent energy content of PDVSA's proved natural gas reserves)
1 barrel of crude oil per day	=	Approximately 50 tons of crude oil per year
1 cubic meter	=	33.315 cubic feet
1 metric ton	=	1,000 kilograms	=	Approximately 2,205 pounds
1 metric ton of crude oil	=	Approximately 7.3 barrels of crude oil (assuming a specific gravity of 33°)
1 metric ton of oil equivalent	=	Approximately 1,125 cubic meters of natural gas

A–1

Glossary of Certain Oil and Gas Terms

    Unless the context indicates otherwise, the following terms used in this report have the meanings set forth below:

2D	two dimensional seismic lines (Km)
3D	three dimensional seismic lines (Km2)
4D	three dimensional seismic lines (Km2) taken as different periods of time
Alquilation	The process of producing alquilates (refined products used to enhance gasoline).
AQUACONVERSION
A proprietary technology for the thermal/catalytic conversion of heavy crude oil and residuals by treatment with steam and additives, to reduce the viscosity of heavy crude oil fractions and residuals.
API gravity
An indication of density of crude oil or other liquid hydrocarbons as measured by a system recommended by the American Petroleum Institute (API), measured in degrees. The lower the API gravity, the heavier the compound. For example, asphalt has an API gravity of 8° and gasoline has an API gravity of 50°.
Barrels (or bbl)	Barrels of crude oil, including condensate and natural gas liquids.
BCF	Billions of cubic feet.
BOE	Barrels of oil equivalent.
BPD	Barrels per day.
Cetane index	An index used to measure diesel quality based on the efficiency with which the fuel ignites; the higher the number the higher the quality of the diesel.
Condensate	Light carbon substances produced from natural gas which condense into liquid at normal temperatures and pressures associated with surface production equipment.
crude oil	Crude oil containing condensate.
crude slate (or slate)	A listing of the various crudes that are processed in a refinery during a given period in a given configuration.
Distillate	Liquid hydrocarbons, distilled from crude or condensate.
extra-heavy crude oil	Crude oil with an average API gravity of less than 11°.
FCC	The FCC unit, is the basis of modern refineries, it "cracks" heavy molecules of crude oils into smaller lighter ones, that can then be used in the formulation of gasolines.
Feedstocks	Partially refined petroleum which is added to the crude slate and converted into refined petroleum products.
Fractionator	A processing unit that breaks down feedstocks into desired fractions (specific boiling ranges).

A–2

heavy crude oil	Crude oil with an average API gravity of less than 21°.
Hydrotreatment	The process of removing sulfur from a hydrocarbon stream in the presence of a catalyst.
Km	Kilometer
light crude oil	Crude oil with an average API gravity of 30° or more.
LNG	Liquefied natural gas.
Medium crude oil	Crude oil with an average API gravity of 21° or more and less than 30°.
MBPD	Thousands of barrels per day.
MCF	Thousands of cubic feet.
MDWT	Thousand deadweight tons; a designation for the size or displacement of a ship.
M3D	Cubic meters per day.
MM3D	One thousand cubic meters per day.
MMB	Millions of barrels.
MMCFD	Millions of cubic feet per day.
Olefins	A class of unsaturated hydrocarbons.
Pitch	Black or dark viscose substance obtained as a residual in the distillation of oil (bituminous—resin).
Proved reserves
Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reserves under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not escalations based upon future conditions.
Proved developed reserves
Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing natural forces and mechanisms of primary recovery are included as "proved developed reserves" only after testing by a pilot project or after the operating of an installed program has confirmed through production response that increased recovery will be achieved.

A–3

Proved undeveloped reserves
Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively minor expenditure is required for recompletion, but does not include reserves attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proven to be effective by actual testing in the area and in the same reservoir. Reserves on undrilled acreage are limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive field.
Reformer	A processing unit that converts naphtha into higher octane components.
Spud	To begin to drill a well.

A–4

Independent Auditors' Report

To the Stockholder and Board of Directors
Petróleos de Venezuela, S. A. (PDVSA):

    We have audited the accompanying consolidated balance sheet of Petróleos de Venezuela, S. A. (PDVSA) and subsidiaries (wholly owned by the Bolivarian Republic of Venezuela) as of December 31, 2000, and the related consolidated statements of income, changes in stockholder's equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We did not audit the financial statements of PDV America, Inc., a wholly owned subsidiary, which statements reflect total assets constituting 11% and total revenues constituting 41% of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for PDV America, Inc., is based solely on the report of the other auditors.

    We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the report of the other auditors provide a reasonable basis for our opinion.

    In our opinion, based on our audit and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Petróleos de Venezuela, S. A. and subsidiaries as of December 31, 2000, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

KPMG Alcaraz Cabrera Vázquez
/s/ Gustavo González Brache
Gustavo González Brache
Public Accountant
C.P.C. No 476
Caracas, Venezuela
March 9, 2001

F–1

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholder of
PDV America, Inc.

    We have audited the accompanying consolidated balance sheets of PDV America, Inc. and subsidiaries (the "Company") as of December 31, 2000 and 1999, and the related consolidated statements of income and comprehensive income, shareholder's equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of PDV America, Inc. and subsidiaries at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP
February 9, 2001

F–2

REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholder and Board of Directors of
Petróleos de Venezuela S.A. (PDVSA)

    In our opinion, based upon our audits and the reports of the other independent accountants, the accompanying consolidated balance sheet and the related consolidated statements of income, of changes in shareholder's equity and of cash flows, present fairly, in all material respects, the financial position of Petróleos de Venezuela, S.A. (PDVSA) and its subsidiaries at December 31, 1999, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of certain subsidiaries and affiliates which in the aggregate reflect total assets which represent approximately 18% of consolidated assets at December 31, 1999, and revenues of approximately 44% and 47% of consoldiated revenues for the years ended December 31, 1999 and 1998, respectively. Those statements were audited by other independent accountants whose reports thereon have been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for such subsidiaries and affiliates, is based solely on the reports of the other independent accountants. We conducted our audits of these statements in accordance with generally accepted auditing standards in Venezuela, which are substantially similar to those in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other independent accountants provide a reasonable basis for our opinion expressed above. The Company changed its method of accounting for the cost of major repairs and maintenance incurred in connection with turnarounds at its refining facilities during 1998. We have not audited the consolidated financial statements of Petróleos de Venezuela, S.A. (PDVSA) and its subsidiaries for any period subsequent to December 31, 1999.

ESPIÑEIRA, SHELDON Y ASOCIADOS

/s/Carlos Hugo Odremán
Carlos Hugo Odremán
CPC 463
Caracas, Venezuela March 10, 2000

F–3

PETROLEOS DE VENEZUELA, S. A. (PDVSA) AND SUBSIDIARIES
(Wholly owned by the Bolivarian Republic of Venezuela)

Consolidated Balance Sheets

(Expressed in millions of U.S. dollars)

	December 31
	2000	1999
Assets
Current assets:
Cash and cash equivalents	3,257	1,079
Notes and accounts receivable	4,435	3,820
Inventories	2,175	1,811
Recoverable luxury and wholesale tax	1,475	921
Prepaid expenses and other	788	538
Deferred income tax	657	688

Total current assets	12,787	8,857
Restricted cash	2,406	215
Investments in nonconsolidated investees	2,702	2,420
Property, plant and equipment	36,330	36,846
Other assets	2,873	1,652

	57,098	49,990

Liabilities and Stockholder's Equity
Current liabilities:
Accounts payable to suppliers	3,084	2,470
Short-term debt	596	910
Taxes payable	1,598	1,296
Dividends payable	286	—
Accruals and other	2,648	1,419

Total current liabilities	8,212	6,095
Long-term debt	7,003	7,600
Capital lease obligations	184	292
Other long-term liabilities	608	417
Accrual for employee termination, pension and other postretirement benefits	2,807	1,905
Deferred income tax	135	552

Total liabilities	18,949	16,861
Minority interests	217	235
Stockholder's equity (see accompanying statement)	37,932	32,894

	57,098	49,990

The accompanying notes form an integral part of the consolidated financial statements.

F–4

PETROLEOS DE VENEZUELA, S. A. (PDVSA) AND SUBSIDIARIES
(Wholly owned by the Bolivarian Republic of Venezuela)

Consolidated Statements of Income

(Expressed in millions of U.S. dollars)

	Years ended December 31
	2000	1999	1998
Sales of crude oil and derivatives:
Exports and international markets	49,780	30,369	23,289
In Venezuela	2,230	1,450	1,315
Petrochemical and other sales	1,224	781	922
Equity in earnings of nonconsolidated investees	446	48	133

	53,680	32,648	25,659

Costs and expenses:
Purchase of crude oil and products	19,759	10,959	8,978
Operating expenses	10,010	8,532	7,561
Exploration expenses	169	118	123
Depreciation and depletion	3,001	2,821	2,849
Selling, administrative and general expenses	1,256	1,192	1,255
Production and other taxes	4,986	3,008	2,078
Financing expenses	672	662	365
Other expense, net	848	6	375

	40,701	27,298	23,584

Income before income tax, minority interests and cumulative effect of accounting change	12,979	5,350	2,075
Provision for income tax	(5,748)	(2,521)	(1,602)
Minority interests	(15)	(11)	(1)

Income before cumulative effect of accounting change	7,216	2,818	472
Cumulative effect of accounting change for the cost of turnarounds at refining facilities	—	—	191

Net income	7,216	2,818	663

The accompanying notes form an integral part of the consolidated financial statements.

F–5

PETROLEOS DE VENEZUELA, S. A. (PDVSA) AND SUBSIDIARIES
(Wholly owned by the Bolivarian Republic of Venezuela)

Consolidated Statements of Changes in Stockholder's Equity
Years ended December 31, 2000, 1999 and 1998

(Expressed in millions of U.S. dollars)

	Capital stock	Legal reserves	Other reserves	Deficit	Accumulated other comprehensive income	Total
Balances at December 31, 1997	39,094	3,256	2,193	(9,960)	(172)	34,411
Comprehensive income:
Net income 1998	—	—	—	663	—	663
Change in additional minimum pension liability	—	—	—	—	(24)	(24)

Total comprehensive income						639

Transfer to reserves	—	87	2,825	(2,912)	—	—
Dividends	—	—	(794)	(2,493)	—	(3,287)

Balances at December 31, 1998	39,094	3,343	4,224	(14,702)	(196)	31,763
Comprehensive income:
Net income 1999	—	—	—	2,818	—	2,818
Change in additional minimum pension liability	—	—	—	—	32	32

Total comprehensive income						2,850

Transfer to reserves	—	137	(147)	10	—	—
Dividends	—	—	—	(1,719)	—	(1,719)

Balances at December 31, 1999	39,094	3,480	4,077	(13,593)	(164)	32,894
Comprehensive income:
Net income 2000	—	—	—	7,216	—	7,216
Change in additional minimum pension liability	—	—	—	—	(160)	(160)

Total comprehensive income						7,056

Transfer to reserves	—	365	211	(576)	—	—
Dividends	—	—	—	(2,018)	—	(2,018)

Balances at December 31, 2000	39,094	3,845	4,288	(8,971)	(324)	37,932

The accompanying notes form an integral part of the consolidated financial statements.

F–6

PETROLEOS DE VENEZUELA, S. A. (PDVSA) AND SUBSIDIARIES
(Wholly owned by the Bolivarian Republic of Venezuela)

Consolidated Statements of Cash Flows

(Expressed in millions of U.S. dollars)

	Years ended December 31
	2000	1999	1998
Cash flows from operating activities:
Net income	7,216	2,818	663
Adjustment to reconcile net income to net cash provided by operating activities—
Depreciation and depletion	3,001	2,821	2,849
Deferred income tax	(155)	(82)	313
Provision for employee termination and pension benefits	2,125	823	1,360
Payments of employee termination and pension benefits	(1,106)	(666)	(1,516)
Equity in earnings of nonconsolidated investees	(446)	(48)	(133)
Dividends received from nonconsolidated investees	148	126	180
Cumulative effect of accounting change	—	—	(191)
Change in operating assets—
Notes and accounts receivable	(615)	(1,627)	295
Inventories	(364)	11	72
Recoverable luxury and wholesale tax	(554)	(624)	(359)
Prepaid and other assets	(1,471)	131	(399)
Change in operating liabilities—
Accounts payable to suppliers	614	529	(284)
Taxes payable and dividends payable, accruals and others	1,001	360	(138)
Other long-term liabilities	191	61	(106)

Net cash provided by operating activities	9,585	4,633	2,606

Cash flows from investing activities:
Additions to property, plant and equipment	(2,485)	(3,041)	(3,726)
Restricted cash	(2,191)	(215)	—
Net change in investments	16	(70)	(806)

Net cash used in investing activities	(4,660)	(3,326)	(4,532)

Cash flows from financing activities:
Additions to debt	438	2,388	3,766
Debt repayments	(1,349)	(1,567)	(954)
Payments of capital lease obligations	(104)	(15)	(32)
Dividends paid	(1,732)	(1,719)	(1,996)

Net cash (used in) provided by financing activities	(2,747)	(913)	784

Net increase (decrease) in cash and cash equivalents	2,178	394	(1,142)
Cash and cash equivalents at the beginning of the year	1,079	685	1,827

Cash and cash equivalents at the end of the year	3,257	1,079	685

SUPPLEMENTAL DISCLOSURE:
Cash paid during the year for—
Interest, net of capitalized amounts	761	846	565
Income tax	4,955	2,176	1,987
Non cash activities—
Tax certificates applied against—
Income tax payable	255	22	622
Dividends payable	—	1,291	—

The accompanying notes form an integral part of the consolidated financial statements.

F–7

PETROLEOS DE VENEZUELA, S. A. (PDVSA) AND SUBSIDIARIES

(Wholly owned by the Bolivarian Republic of Venezuela)

Notes to Consolidated Financial Statements

December 31, 2000 and 1999

(1)
Operations and Summary of Significant Accounting Policies
(a)
Operations

      Petróleos de Venezuela, S. A. (PDVSA) is wholly owned by the Bolivarian Republic of Venezuela, attached to the Ministry of Energy and Mines and governed by the Hydrocarbons Law, which reserves the exploration, production and marketing of hydrocarbons for the Republic. PDVSA is the parent company charged with developing the national petroleum, petrochemical, coal and Orimulsion® industries and planning, coordinating, supervising and controlling the activities of its subsidiaries, both in Venezuela and abroad. These activities are complemented by the operating companies established abroad, which are responsible for refining and marketing activities in North America, Europe and the Caribbean.

  (b)
  Basis of Presentation

      In preparing its consolidated financial statements, the Company, for international reporting purposes, has elected to present its financial statements in accordance with accounting principles generally accepted in the United States (U.S. GAAP). The main economic operating environment of PDVSA and subsidiaries consists of the international markets for crude oil and derivatives. The U.S. dollar (dollar or $) is the functional currency for PDVSA, since a significant portion of the Company's revenues and long-term debt, as well as the majority of costs, expenses and investments are denominated in dollars.

      The financial statements of the Venezuelan subsidiaries, whose accounting records are maintained in bolivars (Bs), have been remeasured into dollars for purposes of consolidation. Adjustments arising from the remeasurement of the financial statements to dollars are included in the consolidated statement of income in other expense, net, and are not significant.

      The preparation of financial statements requires management to use estimates and assumptions that affect the carrying value of assets and liabilities and the revenues and expenses reported in the financial statements, as well as amounts included in the notes thereto, including discussion and disclosure of contingent liabilities. While the Company uses its best estimates and judgments, actual results could differ from these estimates as future confirming events occur.

  (c)
  Consolidation

      The consolidated financial statements include the accounts of PDVSA and its subsidiaries in which PDVSA's interest, direct or indirect, exceeds 50%. Significant wholly owned subsidiaries are: PDVSA Petróleo y Gas, S. A. (PDVSA P&G); Petroquímica de Venezuela, S. A. (Pequiven); PDVSA Gas, S. A.; Bitúmenes Orinoco, S. A. (Bitor), Deltaven, S. A. and Carbones del Zulia, S. A. (Carbozulia) in Venezuela, and CITGO Petroleum Corporation and its subsidiaries, which operate in the United States and PDVSA Finance Ltd., incorporated in The Cayman Islands. Significant balances and transactions between consolidated subsidiaries have been eliminated in consolidation.

      In December 2000 PDVSA's wholly owned subsidiary Venedu Holding, N.V. transferred all of its shares in its subsidiary Propernyn, B.V. to PDVSA. Also, Propernyn, B.V. transferred its shares in PDV Holding, Inc. to PDVSA. Venedu Holding, N.V. is expected to be liquidated during 2001.

F–8

      Investments between 20% and 50% in nonconsolidated investees are accounted for using the equity method. Any excess of acquisition cost over the underlying net assets is amortized over a maximum of twenty years, based upon the estimated useful lives of the investees' assets, the estimated period to be benefited. Investments of less than 20% are recorded at the lower of cost or market value, and dividends from these companies are included in income when declared.

      PDVSA through its subsidiaries Cerro Negro, PDVSA Sincor and Corpoguanipa, participates in various unincorporated joint ventures to develop extra-heavy crude oil reserves in the Orinoco Belt. The Companies recognize their proportional share of the assets, liabilities, income and costs based on their ownership interest in these joint ventures. PDVSA accounts for its 49.9% interest in Petrozuata, S. A., another extra-heavy crude oil project operating as an incorporated joint venture, under the equity method.

  (d)
  Transactions and Balances in Foreign Currency

      Transactions in foreign currency are recorded at the exchange rate on the date of the transaction. See Note 2 for the foreign exchange agreement with the Central Bank of Venezuela (BCV). PDVSA has the following monetary assets and liabilities denominated in currencies other than the dollar which are converted to dollars at the prevailing exchange rate at the balance sheet date (expressed in millions of dollars):

	December 31
	2000	1999
Monetary assets:
Bolivars	5,037	3,291
German marks	1	498
Dutch guilders and other currencies	630	15
Monetary liabilities:
Bolivars	6,452	5,297
German marks	—	61
Dutch guilders, French francs and other currencies	367	334

      The year-end exchange rate, the average exchange rate for the year and the annual increase in the Consumer Price Index (CPI), published by the BCV, were as follows:

	December 31
	2000	1999	1998
Exchange rates per dollar (Bs/US$1)	698.23	647.53	563.17
Average dollar exchange rate for the year (Bs/US$1)	679.80	609.29	545.62
Increase in CPI for the year (%)	13.43	20.02	29.91
Increase in exchange rate for the year (%)	7.82	14.98	12.00
  (e)
  Revenue Recognition

      Revenues from sales of crude oil, natural gas, refined and petrochemical products, coal, Orimulsion® and other products are recorded on an accrual basis when title is transferred.

  (f)
  Inventories

      Inventories are stated at the lower of cost or market value. Costs of inventories of crude oil and its derivatives are determined by the last-in, first-out (LIFO) method. Fertilizers and industrial products are stated at average cost. Materials and supplies are stated mainly at average cost, less an allowance for possible losses and are classified into three groups: current assets, non-current assets and the portion to be capitalized as property, plant and equipment.

F–9

  (g)
  Property, Plant and Equipment

      Property, plant and equipment is stated at cost. The successful efforts method of accounting is used for oil and gas exploration and production activities. All costs of development wells, related to plant and equipment and oil and gas properties are capitalized. Costs of exploratory wells are capitalized pending determination of whether the wells find proved reserves. Costs of wells for which no proved reserves are found are expensed. Other exploratory expenditures, including geophysical costs, are expensed as incurred. Expenditures for maintenance, repairs and minor renewals carried out to maintain facilities in operating condition are expensed. Major replacements and renewals are capitalized.

      Financing costs of projects requiring major investments in long-term construction and those incurred from financing of specific projects are capitalized and amortized over the estimated useful lives of the related assets. Gains or losses from significant retirements or sales are included in net income.

  (h)
  Depreciation and Depletion

      Depreciation and depletion of capitalized costs of proved crude oil, natural gas and Orimulsion® production properties are determined pursuant to the unit of production method by field based on proved developed reserves. These rates are revised annually based on a reserve study and applied retroactively to the beginning of the year. Depreciation and depletion for coal production are revised determined pursuant to the unit of production method as the proved reserves are produced. Depreciation for petrochemical plants is determined pursuant to the unit of production method. Capitalized costs of the remaining facilities and equipment are depreciated on a straight-line basis over their estimated useful lives, which for refining assets average seventeen years; service stations-ten years; administration buildings-twenty years and the remaining assets between three and ten years. Additionally, assets capitalized under capital leases are depreciated by the straight-line method over ten years, which approximates the estimated useful life of the assets, since ownership of such assets generally transfers at the end of the lease term.

  (i)
  Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of

      PDVSA reviews for impairment long-lived assets and certain identifiable intangibles, to be held and used, whenever events indicate that the carrying amount of an asset may not be recoverable. If it is not expected that an asset will be recovered through future cash flows, then the asset is written down to fair value. Fair value is generally determined from estimated discounted future net cash flows. Statement of Financial Accounting Standards No. 121 (SFAS No. 121) requires that assets to be disposed of be reported at the lower of carrying amount or fair value, less disposal costs.

  (j)
  Accounting for Income Taxes

      PDVSA applies the provisions established in SFAS No. 109 "Accounting for income taxes". This statement requires an asset and liability approach for financial accounting and reporting for income tax under the following basic principles: a) A current tax liability or asset is recognized for the estimated taxes payable or refundable on tax returns for the current year, b) A deferred tax liability or asset is recognized for the estimated future tax effects attributable to temporary differences and tax loss and tax credit carryforwards, c) The measurement of current and deferred tax liabilities and assets is based on provisions of the enacted tax law and the effects of future changes in the tax law or rates are not anticipated, and d) The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits for which available evidence indicates that it is more likely than not that they will not be realized. Under this method, deferred tax is recognized with respect to all temporary differences, and the benefit from utilizing tax loss carryforwards and tax credits is recognized in the year in which the losses or credits arise (subject

F–10

  to a valuation allowance with respect to any tax benefits not expected to be realized). The subsequent realization of this benefit does not affect income.

      PDVSA and its Venezuelan subsidiaries were required to adjust the tax bases of their non-monetary assets and liabilities in bolivars for the effects of inflation beginning in 1993. No deferred tax asset was recorded for the future benefit of the inflation revaluation in accordance with SFAS No. 109. SFAS No. 109 prohibits recognition of a deferred tax liability or asset for differences related to assets and liabilities that are remeasured from bolivars to U.S. dollars using historical exchange rates and that result from: (1) changes in exchange rates or (2) indexing for tax purposes. Revaluation for the effects of inflation on PDVSA and its Venezuelan subsidiaries non-monetary assets and liabilities occur annually. These annual revaluations may generate additional taxable income or losses which may be offset against or increase the benefit from the amortization of the initial and annual revaluation. Under SFAS No. 109, the net benefit from the initial and future revaluations will be recognized as realized.

  (k)
  Accrual for Employee Termination and Pension Benefits

      PDVSA accrues its liability for Venezuelan employee termination benefits, in accordance with Venezuelan Labor Legislation and the collective labor contracts. A significant portion of the termination benefits has been deposited in trust accounts on behalf of the employees. Labor contracts, both in Venezuela and abroad, provide for pension plans for all eligible workers based, among other things, on length of service, age and compensation levels. The pension liability is calculated using actuarial methods.

      In October 2000 PDVSA approved the modification of the pension plan for all workers, eliminating the worker's contribution of 25% of the termination benefits and establishing an individual capitalization plan for each worker, with monthly contributions by the Company and the worker, calculated using the base compensation. At the same time, PDVSA revised the Collective Labor Contract, introducing improved salaries and benefits for its contractual workers.

      During 1998 PDVSA adopted, for its executive and salaried employees in Venezuela, the new provisions established in the "Revised Labor Law of June 1997" effective January 1, 1999. PDVSA paid its employees transfer bonuses of $359 million, as required by the Revised Labor Law. The hourly employees will continue under the provisions of the previous Labor Law until a new collective labor agreement is negotiated.

  (l)
  Postretirement Benefits other than Pensions

      In addition to pension benefits, PDVSA provides certain health care and life insurance benefits to eligible employees upon retirement; this liability is accrued using actuarial methods over the active service lives of the employees.

  (m)
  Other Postemployment Benefits

      PDVSA provides other benefits to its eligible former employees, such as disability payments, payments in lieu of salaries and wages and other social benefits. This liability is accrued over the active service lives of employees.

  (n)
  Commodity and Interest Rate Derivatives

      PDVSA uses commodity and financial instrument derivatives to manage defined commodity price and interest rate risks arising out of the Company's core business activities. The Company has only limited involvement with other derivative financial instruments and does not use them for trading purposes.

      PDVSA enters into petroleum future contracts, options and other over-the-counter commodity derivatives, primarily to hedge a portion of the price risk associated with crude oil and refined

F–11

  products. In order for a transaction to qualify for hedge accounting, the Company requires that the item to be hedged exposes the Company to price risk and that the commodity contract reduces that risk and is designated as a hedge. There is a correlation between price movements of a product and the commodity contract in that product in the petroleum industry. The Company relies on those historical relationships and on periodic comparisons of market price changes to price changes of futures and options contracts accounted for as hedges. Gains or losses on contracts, which qualify as hedges, are recognized when the related inventory is sold or the hedged transaction is completed. Changes in the market value of commodity derivatives, which are not hedges, are recorded as gains or losses in the period in which they occur.

      PDVSA also enters into various interest rate swap and cap agreements to manage its risk related to interest rate changes on its debt. Premiums paid for purchased interest rate swap and cap agreements are amortized to interest expense over the terms of the agreements. Unamortized premiums are included in other assets. The interest rate differentials received or paid by the Company related to these agreements are recognized as adjustments to interest expense over the term of the agreements. Gains or losses on terminated swap agreements are either amortized over the original term of the swap agreement if the hedged borrowings remain in place, or are recognized immediately if the hedged borrowings are no longer held.

      In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No 133"). In June 2000, Statement of Financial Accounting Standards No 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of SFAS No 133", was issued. The statement, as amended, establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that an entity recognize all derivatives, at fair value, as either assets or liabilities in the statement of financial position with an offset either to stockholder's equity and other comprehensive income or income depending upon the classification of the derivative. Based on a review of the Company's contracts and financial instruments to identify provisions that meet the Statement's new definition of an embedded derivative, and a review of the derivatives held at December 31, 2000, the adoption of the Statement will not have a material impact on the Company's financial statements.

      The Company has determined that hedge accounting will not be elected for derivatives existing at January 1, 2001. Future changes in the fair value of those derivatives will be recorded in income.

  (o)
  Environmental Expenditures

      Environmental expenditures that relate to current or future revenues are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations and do not contribute to current or future revenue generation are expensed. Provisions are recorded when the costs are probable and may be reasonably estimated. These provisions are generally set up to coincide with the formalization of an action plan by PDVSA. Enviromental liabilities are not discounted to their present value. Subsequent adjustments to estimates, to the extent required, may be made as more refined information becomes available.

  (p)
  Research and Development Costs

      Research and development costs are expensed when incurred. In 2000, 1999 and 1998, amounts charged to expense for research and development activities amounted to $28 million, $39 million and $66 million, respectively.

F–12

  (q)
  Comprehensive Income

      In 1998 PDVSA adopted SFAS No. 130, "Reporting comprehensive income". This statement establishes rules for the reporting of comprehensive income and its components. Comprehensive income consists of net income and changes in the minimum pension liability and is presented in the consolidated statement of changes in stockholder's equity.

  (r)
  Segment Information

      In 1998 PDVSA adopted SFAS No. 131, "Disclosures about segments of an enterprise and related information". SFAS No. 131 supersedes SFAS No. 14, "Financial reporting for segments of a business enterprise", replacing the "industry segment" approach with the "management" approach. The management approach designates the internal reporting organization that is used by management for making operating decisions and assessing performance as the source of the Company's reportable segments. SFAS No. 131 also requires disclosures regarding products and services, geographic areas, and major customers. The adoption of SFAS No. 131 did not affect results of operations or financial position, see Note 15.

  (s)
  Reclassifications

      Some reclassifications in the financial statements from previous years have been made for comparative purposes with the 2000 classifications.

  (t)
  Cash Flows

      For purposes of the statement of cash flows, PDVSA considers as cash equivalents all deposits and other cash placements with original maturities of less than three months, including amounts deposited with the BCV, available on a current basis, which at December 31, 2000, 1999 and 1998 amounted to $1,995 million, $57 million and $1 million, respectively.

  (u)
  Accounting Change

      Effective January 1, 1998, PDVSA changed its method of accounting for the cost of major refinery repairs and maintenance (turnarounds). Under the new method, turnaround costs are deferred and amortized on a straight-line basis until the next planned turnarounds, generally four to seven years. Unamortized costs are included in other assets. In prior years, all turnaround costs were accrued over the period between turnarounds based on estimates of the scope of the future projected costs. The Company believes that the new method of accounting provides for a better matching of turnaround costs with future revenues and is more in line with current industry practice. The cumulative effect of this accounting change for the years prior to 1998 increased net income by $191 million (net of income tax of $88 million). The change resulted in lower refinery maintenance expense during 1998 of approximately $106 million ($39 million net of tax).

(2)
Foreign Exchange Agreement With The Central Bank of Venezuela (BCV)

    Under Venezuelan Law, the BCV is required to sell foreign currency to PDVSA at an agreed rate, which approximates the market rate, and on a priority basis to meet its foreign exchange needs, as set out in PDVSA's annual foreign exchange budget. Pursuant to the agreement between the National Executive of the government and the BCV, all foreign currency from petroleum activities received by PDVSA or its Venezuelan subsidiaries must be sold to the BCV at the agreed rate, which approximates the market rate. Nevertheless, PDVSA may use such foreign currency to service its current debt, make capital investments and pay expenses and maintain a rotatory fund for working capital which shall not exceed $600 million. This fund is available on a current basis.

F–13

(3)
Restricted Cash

    Restricted cash includes (expressed in millions of dollars):

	December 31
	2000	1999
Macroeconomic Investment Fund	2,406	215
Funds for extra-heavy crude oil project in the Orinoco Belt	58	48
PDVSA Finance Ltd.'s Liquidity Account	88	66

	2,552	329
Less current portion, included in prepaid expenses and other	146	114

	2,406	215

    In June 1999 the Venezuelan Government created the Macro Economic Stabilization Investment Fund (MESIF) to minimize the adverse effects of volatile prices in the global energy markets on Venezuela's economy, national budget, and monetary and foreign exchange markets. PDVSA is required to make deposits to the MESIF, which as specified by MESIF guidelines will be 50% of revenues from export sales in excess of $9 per barrel, net of taxes related to such sales during the first five years (1999-2004), and thereafter will be 50% of any revenues in excess of the previous five year average export sales price, net of taxes related to such sales.

    In addition to deposits based on export sales, PDVSA is required to deposit with the MESIF 50% of any extraordinary income and any bonuses paid by private companies selected to participate in any future bidding processes, net of income taxes. PDVSA's deposits with the MESIF can be used only by PDVSA and only with the prior approval of the President of Venezuela together with the Council of Ministers and the Finance Committee of the National Assembly.

    A summary of the accumulated contributions due by PDVSA to the MESIF follows (expressed in millions of dollars):

	December 31
	2000	1999
Paid to MESIF	2,406	215
Unpaid contributions	624	374

Contributions due	3,030	589

F–14

(4)
Notes and Accounts Receivable

    Notes and accounts receivable are summarized as follows (expressed in millions of dollars):

	December 31
	2000	1999
Trade	4,006	3,445
Related parties (Note 14)	243	140
Other	215	259

	4,464	3,844
Less allowance for doubtful trade accounts receivable	29	24

	4,435	3,820

(5)
Inventories

    Inventories are summarized as follows (expressed in millions of dollars):

	December 31
	2000	1999
Crude oil and derivatives	1,818	1,484
Fertilizers, industrial products, coal, Orimulsion® and other	79	60
Materials and supplies	358	388

	2,255	1,932
Less materials and supplies classified in non-current assets, net	80	121

	2,175	1,811

    The current replacement cost of inventories of crude oil and derivatives approximates LIFO costs. At December 31, 2000 and 1999, inventories stated using the LIFO method accounted for 81% and 77% of total inventories, respectively.

    At December 31, 2000 and 1999, estimated net market values exceeded historical cost by approximately $1,845 million and $1,078 million, respectively, and accordingly, no write-down was necessary.

F–15

(6)
Investments in Nonconsolidated Investees

    Investments in nonconsolidated investees accounted by the equity method are summarized as follows (expressed in millions of dollars):

	December 31
	Percentage of capital stock		Share of equity
	2000	1999	2000	1999
Foreign investees:
United States—
CITGO investees—
Lyondell-CITGO	41	41	518	560
Other	—	—	170	175
Chalmette	50	50	286	251
Sweeny	50	50	36	30
Needle Coker	25	25	24	24
Virgin Islands—
Hovensa	50	50	746	621

			1,780	1,661

Germany—
Ruhr Oel GmbH	50	50	130	180
Sweden—
AB Nynäs Petroleum	50	50	73	69
Colombia—
Monómeros Colombo-Venezolanos	47	47	30	28
Other—
Bitor investees	50	50	2	1

			2,015	1,939

Investees in Venezuela:
PETROZUATA	49	49	176	32
FERTINITRO	35	35	108	79
METOR	38	38	90	75
Carbones del Guasare	49	49	87	75
Supermetanol	35	35	69	58
Super Octanos	49	49	78	79
PRALCA	49	49	14	15
CERAVEN	49	49	10	10
PROFALCA	35	35	10	9
INTESA	40	40	5	11
Other	—	—	40	38

			687	481

Total nonconsolidated investees			2,702	2,420

F–16

    Summarized combined financial information of the above nonconsolidated investees abroad and in Venezuela follows (expressed in millions of dollars):

	December 31
	2000			1999			1998
	Venezuela	Abroad	Total	Venezuela	Abroad	Total	Venezuela	Abroad	Total
Financial position:
Current assets	726	1,725	2,451	650	1,635	2,285	656	1,551	2,207
Non-current assets	4,883	6,366	11,249	4,101	5,774	9,875	2,982	6,144	9,126
Current liabilities	(476)	(2,218)	(2,694)	(508)	(1,782)	(2,290)	(642)	(1,397)	(2,039)
Long-term liabilities	(3,570)	(2,802)	(6,372)	(3,098)	(2,678)	(5,776)	(2,187)	(2,894)	(5,081)

Net equity	1,563	3,071	4,634	1,145	2,949	4,094	809	3,404	4,213

Operating results for the year:
Revenues	1,337	13,790	15,127	1,092	9,205	10,297	900	6,857	7,757
Operating income	573	2,285	2,858	243	2,053	2,296	250	1,971	2,221
Net income	396	663	1,059	102	174	276	56	461	517

    The carrying value of the investment in CITGO's nonconsolidated investees exceeds the equity in the underlying net assets by approximately $138 million in 2000 and $143 million in 1999, which represents goodwill (see note 1(c)).

    In 1993 several subsidiaries of CITGO and Lyondell Petrochemical Company (Lyondell) executed definitive agreements with respect to Lyondell-CITGO Refining LP (Lyondell-CITGO), which owns and operates a refinery with a capacity of 265,000 barrels per day in Houston, Texas. Lyondell contributed the refinery and CITGO has contributed cash for a participation interest and other commitments related to Lyondell-CITGO's refinery enhancement project. The total investment in the expansion project gave CITGO a 41.25% interest in Lyondell-CITGO. The heavy crude oil, processed in the refinery, is supplied from Venezuela under a long-term crude oil supply contract. CITGO purchases a substantial portion of the refined products produced at this refinery under a long-term contract that expires in 2017.

    CITGO loaned $35 million, $25 million and $20 million to Lyondell-CITGO during 2000, 1999 and 1998, respectively. The notes are due July 1, 2003 and bear interest at market rates of approximately 6.9%, 6.7% and 5.9% at December 31, 2000, 1999 and 1998, respectively. On December 31, 1999, CITGO converted $33 million of these notes to investments in Lyondell-CITGO.

    Summarized financial information of Lyondell-CITGO follows (expressed in millions of dollars):

	December 31
	2000	1999	1998
Financial position:
Current assets	310	219	197
Noncurrent assets	1,386	1,406	1,440
Current liabilities	(867)	(697)	(203)
Noncurrent liabilities	(321)	(316)	(785)

Member's equity	508	612	649

Operating results for the year:
Revenue	4,075	2,571	2,055
Gross profit	250	133	291
Net income	128	24	169

    Lyondell-CITGO has a $450 million credit facility that is due in September 2001. The owners are currently reviewing financing alternatives to address this situation. However, there is no agreement on a

F–17

definitive plan to replace this facility and Lyondell-CITGO does not have the funds available to repay the facility when it becomes due. As a result, CITGO management conducted a review to determine if its ability to realize the carrying value of its investment in Lyondell-CITGO has been impaired. Based upon this review, CITGO management has determined that no such impairment has occurred. PDVSA has agreed to financially guarantee and back any possible loss related to CITGO's investment in Lyondell-CITGO.

    In October 1997 an indirect subsidiary of PDVSA, incorporated in the U.S., entered into a profit sharing agreement with Mobil to acquire a 50% participation in the Chalmette refinery, in Louisiana, with a processing capacity of 184,000 barrels per day for $279 million and granted CITGO the option to purchase 50% of refined products produced at the refinery through December 31, 2000. CITGO exercised this option during 2000, 1999 and 1998. The affiliate did not assign the option to CITGO for 2001.

    In October 1998 a subsidiary of PDVSA entered into a definitive agreement with Amerada Hess (the "Hovensa Joint Venture") for the processing of crude oil in the U.S. Virgin Islands and marketing of such products in the international markets. Pursuant to the Hovensa Joint Venture, PDVSA purchased a 50% interest for approximately $627 million in the St. Croix refinery in the U.S. Virgin Islands. This refinery has a capacity of approximately 495,000 barrels per day.

    Summarized financial information of the Hovensa Joint Venture follows (expressed in millions of dollars):

	December 31
	2000	1999
Financial position:
Current assets	524	433
Non-current assets	1,632	1,355
Current liabilities	(424)	(282)
Long-term liabilities	(155)	(176)

Net equity	1,577	1,330

Operating results for the year:
Revenues	5,242	3,082
Operating income	606	322
Net income	247	18

    In October 1998 an indirect subsidiary of PDVSA entered into a definitive agreement with Phillips Petroleum Co. (the "Sweeny Joint Venture") for the processing of crude oil in the United States. Pursuant to the Sweeny Joint Venture, the parties constructed a delayed coking facility for approximately $530 million in which each party has a 50% interest, within an existing refinery owned by Phillips in Sweeny, Texas. Phillips purchases heavy crude oil from PDVSA, and the joint venture processes feedstocks derived therefrom pursuant to a processing agreement. The joint venture's revenues consist of fees paid by Phillips to the joint venture under the processing agreement and any revenues from the sale of coke to third parties.

    In the petrochemical sector, PDVSA is involved in the production and marketing of fertilizers, olefins, plastics and industrial products. In order to carry out these operations, Pequiven has entered into joint ventures with specialized foreign companies such as METOR, Supermetanol, Super Octanos and FERTINITRO. Pequiven's interest in these associations varies between 20% and 50%. In September 1998 the Venezuelan Congress amended the law governing the ownership of petrochemical companies. This amended law allows Pequiven to engage in various types of capital market operations. This amended law also established that the Company would be allowed to sell up to 49% of Pequiven's capital stock.

F–18

(7)
Property, Plant and Equipment

    Property, plant and equipment is summarized as follows (expressed in millions of dollars):

	December 31
	2000	1999
Oil and gas production	43,548	41,136
Refining, marketing and transportation	16,393	16,302
Petrochemical	3,532	3,077
Other	1,413	2,417

	64,886	62,932
Less accumulated depreciation and depletion	34,612	31,925

	30,274	31,007
Land	288	330
Construction in progress	5,768	5,509

	36,330	36,846

    Depreciation and depletion expenses and capitalized interest are summarized as follows (expressed in millions of dollars):

	December 31
	2000	1999
Depreciation and depletion during the year	3,001	2,821
Capitalized interest during the year	59	188

    At December 31, 2000 and 1999, assets acquired under capital lease agreements, included in property, plant and equipment, amounted to $394 million and $438 million, net of accumulated depreciation of $492 million and $448 million, respectively. These assets consist primarily of gas compression plants and related equipment. Depreciation expense recorded in 2000, 1999 and 1998, for assets acquired under capital lease agreements, amounted to $46 million, $46 million and $65 million, respectively. Future lease payments for existing operating and capital leases are summarized as follows (expressed in millions of dollars):

	December 31
Years
	Operating	Capital
2001	53	155
2002	47	83
2003	36	75
2004	245	77
2005 and thereafter	2	—

Estimated future lease payments	383	390

Less interest		84

Present value		306
Short-term portion, included in accruals and other		122

Long-term portion		184

    Rent expense incurred from operating leases during 2000, 1999 and 1998 was $52 million, $186 million and $115 million, respectively.

F–19

(8)
Joint Development Activities

    As part of the process of opening the oil industry to private initiatives and investment in the appropriate areas within the spectrum of operations in Venezuela, PDVSA has undertaken the following projects:

  (a)
  Development of Extra-Heavy Crude Oil Reserves

      The Venezuelan Congress approved several initial agreements for the development and production of reserves of extra-heavy crude oil in the "Orinoco Belt", through joint ventures set forth below:

Project	PDVSA's percentage of participation	Partners	Estimated gross project cost (unaudited)	Incurred as of December 31, 2000 (unaudited)
			(millions of dollars)	(millions of dollars)
Petrozuata	49.90	Conoco	3,000	2,803
Cerro Negro	41.66	ExxonMobil-Veba Oel	2,000	1,530
Sincor	38.00	Total-Statoil	4,200	3,194
Hamaca	30.00	Texaco-Phillips Petroleum	3,400	359

      The objective of these joint ventures is to perform vertically integrated activities necessary for the exploration, development, production, mixing and transport of extra-heavy crude oil, from the areas of Zuata, Cerro Negro and Hamaca from the Orinoco Belt, which will be processed in the improvement plants, to produce synthetic crude oil of high gravity for commercialization on the international markets. During the construction phase of the plants, the joint ventures will exploit a development product.

      Since 1998 development production commenced in Petrozuata, and synthetic crude oil will commence production in 2001. During 1999 and 2000 development production commenced in Cerro Negro and Sincor, respectively, while the production of synthetic crude oil is projected to commence during 2001 and 2002, respectively. For the Hamaca project development production is expected to commence in 2001.

      The disbursements required for these joint ventures during the construction phase are covered by capital contributions of PDVSA and the partners, from financing and income from development production.

F–20

  (b)
  Risk Exploration and Production in New Areas Under Profit Sharing Agreements

      Corporación Venezolana del Petróleo, S. A. (CVP) is the subsidiary appointed to coordinate, control and supervise risk exploration and production activities for hydrocarbon fields in new areas, assigned to CVP by the Ministry of Energy and Mines in January 1996, through limited liability joint ventures with foreign investors.

      These areas were assigned under a competitive bidding process to participate in profit sharing agreements with CVP. In these agreements it is established that the investors are to perform exploration activities and, in the event of discovery and commercial production, the Venezuelan State will receive a participation in the net income before income tax generated by each development area.

      The object of the joint ventures is to manage, coordinate and supervise the activities of the agreement performed by the operator of the area.

      At December 31, 2000 CVP owns shares representing 35% participation in the joint ventures formed for each area, as follows:

Areas	CVP partners	Mixed companies
Delta Centro	Burlington-Union-Pacific-Benton	Administradora General Delta Centro, S. A.
Golfo de Paria Este	Ineparia	Administradora del Golfo de Paría Este, S. A.
Golfo de Paria Oeste	Conoco-AGIP-OPIC	Compañía Agua Plana, S. A.
Guanare	ELF-Conoco	Administradora Petrolera Guanare, S. A.
Guarapiche	Maxus (Repsol)	Administradora General Guarapiche, S. A.
La Ceiba	ExxonMobil-Veba-Nippon	Administradora Petrolera La Ceiba, C. A.
Punta Pescador	Amoco-Total-Veba	Administradora General Punta Pescador, S. A.
San Carlos	Perez Companc	Compañía Anónima Mixta San Carlos, S. A.

      The agreements provide for the creation of a Control Committee, as the ultimate authority for approval and control, which shall make fundamental decisions of national interest for the Venezuelan State, in connection with the execution of these agreements. During the exploration period which is expected to be completed before July 2001, the investors are obligated to execute the activities included in the minimum work schedule for which they are fully responsible. At December 31, 2000 the area of Golfo de Paria Este, Golfo de Paria Oeste and San Carlos have completed the minimum work schedule. During 2000 the exploration program was approved for phase II of Golfo de Paria Este and Golfo de Paria Oeste.

      To guarantee compliance of the minimum work schedule under the agreements in July 1996, CVP received letters of credit or guarantees from the parent companies of the investors. At December 31, 2000 and 1999, the amount of the guarantees is approximately $32 million and $147 million, respectively.

      Under the agreements, in the event that a discovery is declared commercially viable and the respective development plan is approved by the Control Committee, CVP will notify the investors of its participation in such development, which shall be no less than 1% and no greater than 35%.

  (c)
  Operating Agreements

      During 1992 and 1993, PDVSA entered into operating agreements with specialized international companies for the reactivation and operation of fifteen oil fields which in general cover a term of twenty years.

F–21

      In June 1997 PDVSA held a third bidding round and awarded an additional eighteen fields to be produced under operating agreements with specialized national and international companies. These fields are located in the States of Anzoátegui, Falcón, Monagas and Zulia. Certain of these fields can only be operated by Venezuelan companies. Field operations are subject to the approval of development programs which include the execution of exploration activities at the operator's risk, and in areas where reserves are discovered, the agreement provides for the signing of new agreements for further development.

      As established in the operating agreements, the investors will make capital investments in the assets necessary to increase production in the fields received, possibly recovering their investments by collecting operating fees and stipends, which are determined based on the amount of crude oil delivered to PDVSA during the term of the agreement, for which PDVSA has no liability to pay for the remaining value of the assets existing in the fields.

      The operating fees, capital fees and other and stipends, included in the results of each year are presented below (in millions of dollars):

	Years ended December 31
	2000	1999	1998
Operating fees	755	559	543
Capital fees and other	686	436	370
Stipends	716	277	61

	2,157	1,272	974

(9)
Taxes

    A summary of the taxes which affect the consolidated operations of PDVSA follows (expressed in millions of dollars):

	Years ended December 31
	2000	1999	1998
Income tax	5,748	2,521	1,602
Production and other taxes	4,986	3,008	2,078

	10,734	5,529	3,680

  (a)
  Income Before Income Tax

      Income before income tax, minority interests and cumulative effect of accounting change for each year consisted of the following (expressed in millions of dollars):

	Years ended December 31
	2000	1999	1998
Venezuela	12,408	5,020	1,658
Foreign	571	330	417

	12,979	5,350	2,075

F–22

      The income tax provision for each year is summarized as follows (expressed in millions of dollars):

	Year ended December 31
	2000	1999	1998
Estimated current income tax expense for the year:
In Venezuela	5,780	2,620	1,242
Foreign	123	(17)	47

	5,903	2,603	1,289

Deferred income tax expense (benefit):
In Venezuela	(249)	(163)	151
Foreign	94	81	162

	(155)	(82)	313

Provision for income tax	5,748	2,521	1,602

      The tax effects of significant items comprising PDVSA's net deferred tax assets are as follows (expressed in millions of dollars):

	December 31
	2000	1999
Deferred tax assets:
Provision for employee benefits	1,087	901
Property, plant and equipment	276	118
Production tax payable	249	284
Inventories	208	228
Other reserves	89	26
Investment tax credits and tax loss carryforwards	1,371	1,157
Other	273	479

	3,553	3,193
Less valuation allowances	850	867

	2,703	2,326

Deferred tax liabilities:
Property, plant and equipment	991	654
Net operating agreements	365	584
Capitalized interest	302	422
Investments in nonconsolidated investees	207	135
Inventories	122	106
Deferred charges for turnaround costs	109	99
Others	85	190

	2,181	2,190

Net deferred tax assets	522	136

F–23

      The total deferred tax assets and liabilities were reclassified so as to present the net current and long-term position indicated as follows (expressed in millions of dollars):

	December 31
	2000	1999
Current assets	657	688
Long-term liability	(135)	(552)

	522	136

      In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning in making these assessments. During 2000 and 1999, the valuation allowance decreased by US$17 million and US$270 million respectively.

      The difference between the statutory income tax rate for the petroleum industry in Venezuela and the effective consolidated income tax rate for each year is analyzed as follows:

	December 31
	2000	1999	1998
	%	%	%
In Venezuela:
Statutory income tax rate for the petroleum sector	67.7	67.7	67.7
Inflation adjustment for tax purposes and effect of remeasurement to dollars	(17.5)	(8.9)	32.4
Change in valuation allowances	—	(7.5)	4.0
Legal contribution received from subsidiaries	(5.3)	(2.9)	(4.4)
Effect of lower income tax rate for non-petroleum sector subsidiaries	(6.0)	(3.8)	(11.3)
Other differences	(1.3)	4.7	0.6

Effective income tax rate in Venezuela	37.6	49.3	89.0
Foreign:
Other, primarily effect of lower income tax rate for foreign subsidiaries	6.7	(2.2)	(11.8)

Consolidated effective income tax rate	44.3	47.1	77.2

      PDVSA and its Venezuelan subsidiaries are entitled to tax credits for new investments up to 12% of the amounts invested. Such credits, however, may not exceed 2% of net taxable income, and the carryforward period may not exceed three years. The investment tax credit carryforwards aggregated approximately $905 million and tax loss carryforwards were $927 million; these amounts expire as follows (expressed in millions of dollars):

	December 31
	2001	2002	2003
Tax credits	361	211	333
Tax losses	248	320	359

F–24

      The Venezuelan Income Tax Law in 1993 introduced an adjustment for the effects of inflation for the calculation of income tax. The inflation adjusted value of fixed assets will be depreciated or amortized over their remaining useful lives for tax purposes. The Tax Law also provides for the calculation of a regular inflation adjustment to be made every year, which is taxed at the statutory tax rate.

  (b)
  Production Tax

      Production tax is payable based on crude oil produced and natural gas processed in Venezuela. This tax has a maximum rate of 16 2/3% and is calculated according to certain parameters, pursuant to agreements with the Venezuelan Government. Production tax expenses recorded by the Company for 2000, 1999 and 1998 amounted to $4,957 million, $2,986 million and $2,056 million, respectively, which is included in production and other taxes.

  (c)
  Business Assets Tax

      This tax is calculated as 1% of the average value of the inflation-adjusted assets at the beginning and at the end of the year. PDVSA and its Venezuelan subsidiaries calculate this tax together with income tax and pay the higher of the two. In 2000, 1999, and 1998, this tax resulted in an expense of $29 million, $22 million and $19 million, respectively, which is included in production and other taxes.

  (d)
  Value Added Tax (Previously Luxury and Wholesale Tax)

      According to the luxury and wholesale tax legislation, the sales of certain hydrocarbon derivative products are exempt and tax credits (derived from export sales) may be recovered.

      A summary of the movements of Special Tax Recovery Certificates (CERT) follows (expressed in millions of dollars):

	Years ended December 31
	2000	1999
Tax credits:
Amounts recoverable at beginning of year	921	1,381
Generated during the year	799	874
Recovered during the year	(245)	(1,334)

Amounts recoverable at end of year	1,475	921

      In January 1999 certificates for $1,291 million were applied against unpaid dividends at December 31, 1998. The certificates are usually used to pay income taxes.

  (e)
  Sales and Excise Taxes

      In Venezuela and the United States, sales of gasoline and other motor fuels are subject to sales and excise taxes. In 2000, 1999 and 1998, such taxes, paid to the corresponding governments, amounted to $3,969 million, $3,801 million and $3,791 million, respectively. These taxes are not included in sales.

  (f)
  Transfer Pricing

      An amendment of the Income Tax Law of Venezuela was approved as of October 1999, by means of a Presidential Decree based on a law enacted by the Venezuelan Congress authorizing the Executive to amend certain laws of Venezuela. This amendment established the introduction of transfer pricing measures that came into effect on January 1, 2000. The amendment also includes,

F–25

  effective January 2001, the establishment of a universal tax system for Venezuela and taxes on dividends, as well as the introduction of rules of international fiscal transparency.

      Pursuant to the standard on transfer pricing, taxpayers subject to income tax who carry out import, export and loan operations with related parties domiciled abroad are obliged to determine their income, costs and deductions applying the methodology set forth under this law. The methodological basis used to calculate transfer pricing will be established by regulations, which have not been issued.

      The various companies forming PDVSA carry out significant operations regulated by this law with related parties. Management considers that the implementation of this law will not give rise to significant adjustments in the determination of income tax for the period ended December 31, 2000.

(10)
Financial and Derivative Instruments

(a)
Commodity Derivative Activity and Interest Rate Swap and Cap Agreements

      The Company's commodity derivatives are generally entered into through major brokerage houses and traded on national exchanges and can be settled in cash or through delivery of the commodity. Through December 31, 2000, such contracts generally qualify for hedge accounting and correlate to market price movements of crude oil and refined products. Resulting gains and losses, therefore, will generally be offset by gains and losses on the Company's hedged inventory or future purchases and sales. Effective January 1, 2001 with the adoption of SFAS No. 133, the Company will not designate its commodity derivatives as hedges. Accordingly, beginning in fiscal 2001, the Company will mark to market all outstanding derivatives with the resulting changes recorded in the results of operations. The Company's derivative commodity activity is undertaken within the limits established by management and contract periods are generally less than thirty days. The effects of realized gains and losses on cost of sales and pretax earnings for the years ended at December 31, 2000, 1999 and 1998 were not material. The Company has also entered into interest rate swap agreements to reduce the impact of interest rate changes on its variable interest rate debt.

      The following table summarizes the underlying notional transaction amounts for outstanding derivatives, by risk category and instrument type (expressed in millions of dollars):

	December 31
	2000	1999
Interest rate swaps	42	92
Commodity price swaps	381	52

Total of outstanding derivatives	423	144

  (b)
  Concentrations of Credit Risk

      The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of its cash equivalents, derivative financial instruments and notes and accounts receivable. The Company's cash equivalents are in high-quality securities placed with a wide array of institutions. Similar standards of creditworthiness and diversity are applied to the Company's counterparties in derivative instruments. Notes and accounts receivable balances are dispersed among a broad customer base worldwide and the Company routinely assesses the financial strength of its customers. The Company's credit risk is dependent on numerous additional factors including the price of crude oil and refined products, as well as the demand for and the production of crude oil and refined products.

F–26

(c)  Fair Value of Financial Instruments

    The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, "Disclosures about fair value of financial instruments". The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is required for interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies could have a material effect on the estimated fair value amounts (expressed in millions of dollars):

	December 31
	2000		1999
	Carrying amount	Fair value	Carrying amount	Fair value
Assets:
Cash and cash equivalents	3,257	3,257	1,127	1,127
Notes and accounts receivables	4,435	4,435	4,186	4,186
Other investments	148	148	132	133
Long-term accounts receivables	538	451	420	353
Liabilities:
Accounts payable	3,084	3,084	2,470	2,470
Short-term debt	596	596	910	910
Long-term debt	7,003	6,674	7,600	7,023
Unrealized gains (losses):
Commodity swap agreements	—	(8)	—	(6)
Interest rate swap agreements	—	23	—	(2)

    The carrying amounts of cash and cash equivalents, notes and accounts receivable, other investments, accounts payable and short-term debt approximate their fair value due to the short maturity of these instruments.

(d)  Long-term Debt

    The fair value of long-term debt is based on interest rates that are currently available to PDVSA for issuance of debt with similar terms and remaining maturities.

(e)  Derivative Instruments

    The fair value of these agreements is based on the estimated amount that the Company would receive or pay to terminate the agreements at the reporting dates, considering current commodity prices and interest rates and the current credit worthiness of the counterparties.

F–27

(11) Debt

    Debt is summarized as follows (expressed in millions of dollars):

(a)  Short-term Debt

	December 31
	2000	1999
Short-term borrowing facilities with various banks with a weighted average interest rate of 8.62% in 2000 (7.15% in 1999)	58	41
Current portion of long-term debt	538	869

	596	910

    At December 31, 2000 and 1999, the Company maintained a corporate short-term line of credit of some $525 million and $260 million, respectively, of which $525 million and $235, million, respectively, were unused and available for borrowing on an unsecured basis.

    At December 31, 2000, CITGO has $184 million of uncommitted, unsecured, short-term borrowing facilities with various banks of which $146 million were unused and available for borrowing on an unsecured basis. Interest rates on these facilities are determined daily based upon the Federal Funds' Rates in the United States.

F–28

(b)  Long-term Debt

	December 31
	2000	1999
PDV America/CITGO:
Senior notes	499	748
Revolving bank loans	—	462
Senior notes under shelf registration	200	200
Private placement senior notes	97	137
Senior notes under master shelf agreement	260	260
Tax-exempt bonds	329	306
Taxable bonds	174	178
Other	7	34

	1,566	2,325

PDVSA Finance:
Unsecured notes	2,907	2,994

PDVSA V.I. (Hovensa):
Guaranteed secured note	491	539

PDVSA P&G:
Loans guaranteed by governmental export agencies and financial institutions	413	526
Cerro Negro Senior Notes	300	300
Cerro Negro line of credit	150	150
Sincor line of credit	809	511

	1,672	1,487

Bariven:
Loans guaranteed by governmental export agencies and financial institutions	401	459
Commercial paper program	179	179

	580	638

PDV Marina:
Credit facility	234	284

Other:
Corporate and other subsidiaries	91	202

	7,541	8,469
Less current portion of long-term debt	538	869

Total long-term portion	7,003	7,600

F–29

    Future maturities of the long-term portion at December 31, 2000 are as follows (expressed in millions of dollars):

Years
2002	871
2003	1,245
2004	566
2005	560
2006 and thereafter	3,761

Total	7,003

PDV America/CITGO

    1)  In 1993 PDV America issued $1,000 million principal amount of Senior Notes (the Senior Notes) with interest rates ranging from 7.25% to 7.87% with due dates ranging from 1998 to 2003. Interest on the Senior Notes is payable semi-annually, commencing February 1994. The Senior Notes are guaranteed directly and indirectly by PDVSA. The Senior Notes outstanding are summarized below (expressed in millions of dollars):

	December 31
Senior notes
	2000	1999
7.75% due 2000	—	250
7.87% due 2003	499	498

	499	748

    2)  During 1998 CITGO terminated its revolving bank loan and replaced it with a credit agreement with various banks consisting of: (i) a $400 million, five-year, revolving bank loan maturing in May 2003 and (ii) a $150 million, 364-day, revolving bank loan, both of which are unsecured and have various borrowing maturities and interest rates options. Interest rates on the revolving bank loans were 7.8% at December 31, 1999. At December 31, 1999, $345 million was drawn down under this facility. At December 31, 2000 no borrowings were outstanding under this credit agreement.

    PDV Midwest Refining, LLC (PDVMR), a wholly owned subsidiary of PDV America, has a revolving credit facility with a consortium of banks which is committed through April 28, 2002 and currently allows for borrowings up to $125 million at various interest rates. Inventories and accounts receivable of PDVMR are pledged as collateral. The weighted average interest rate at December 31, 1999 was 7.58%. At December 31, 1999, $117 million was drawn down under this facility. At December 31, 2000 no borrowings were outstanding under this credit facility.

    3)  In April 1996 CITGO filed a registration statement with the U.S. Securities and Exchange Commission (SEC) relating to the shelf registration of $600 million of debt securities that may be offered and sold from time to time. In May 1996 the registration became effective and CITGO sold a tranche of debt securities with an aggregate offering price of $200 million which were outstanding as of December 31, 2000 and 1999.

    4)  At December 31, 2000, CITGO has outstanding approximately $97 million of privately placed unsecured Senior Notes. Principal amounts are payable in annual installments in November and interest is payable semiannually in May and November.

    5)  At December 31, 2000, CITGO has outstanding $260 million of privately placed Senior Notes under an unsecured Master Shelf Agreement with an insurance company. The notes have various fixed interest rates and maturities.

F–30

    6)  At December 31, 2000, through state entities, CITGO has issued $74.8 million of industrial development tax-exempt bonds for certain Lake Charles, Louisiana, port facilities and pollution control equipment and $234.7 million of environmental revenue bonds to finance a portion of Citgo's environmental facilities at its Lake Charles, Louisiana, and Corpus Christi, Texas, refineries and at the Lyondell-CITGO refinery. Additional credit support for these bonds is provided through letters of credit. The bonds bear interest at various floating rates which ranged from 4.7% to 6.0%, and from 4.5% to 6.0% at December 31, 2000 and 1999, respectively.

    Additionally, PDVMR has issued variable rate pollution control bonds, with interest currently paid monthly. The bonds have one payment at maturity in the year 2008 to retire the principal, and the principal and interest payments are guaranteed by a $20.3 million letter of credit.

    7)  At December 31, 2000, through state entities, CITGO has outstanding $174 million of taxable environmental revenue bonds to finance a portion of CITGO's environmental facilities at its Lake Charles, Louisiana, refinery and at the Lyondell-CITGO refinery. Such bonds are secured by letters of credit and have floating interest rates (6.6% and 6.1% at December 31, 2000 and 1999, respectively). At the option of CITGO and upon the occurrence of certain specified conditions, all or any portion of such taxable bonds may be converted to tax-exempt bonds. At December 31, 2000, $21 million of the originally issued taxable bonds had been converted to tax-exempt bonds.

PDVSA Finance

    1)  In May 1998 PDVSA Finance (a wholly owned subsidiary of PDVSA) organized under the laws of the Cayman Islands as a special purpose vehicle to purchase from PDVSA P&G, certain existing and future accounts receivable arising from the export sales of crude oil and derivatives, issued $1,800 million in unsecured notes, with interest rates ranging from 6.45% to 7.50% and due dates ranging from 2004 to 2028. Interest is payable quarterly for each series of such notes.

    2)  On April 8, 1999, PDVSA Finance issued US$1,000 million in unsecured notes, with interest rates ranging from 8.75% to 9.95% and due dates ranging from 2000 to 2020, and Euro 200 million (US$188.6 million) in unsecured notes, denominated in Euros, with an interest rate of 6.25% due 2002 through 2006.

    The unsecured notes outstanding are summarized below (expressed in millions of dollars):

	December 31
	2000	1999
6.45% due 2004	400	400
8.75% due 2004	325	400
6.65% due 2006	300	300
6.25% due 2002 through 2006 (Euro denominated)	189	201
9.375% due 2007	250	250
6.80% due 2008	300	300
9.75% due 2010	250	250
7.40% due 2016	400	400
9.95% due 2020	100	100
7.50% due 2028	400	400
Less notes held by a subsidiary	(7)	(7)

Total long term	2,907	2,994

F–31

PDVSA V.I.

    PDVSA V.I., an affiliate of PDVSA, acquired part of its participation in the Hovensa joint venture (see Note 6) through the issuance of a secured note to Hess Oil Virgin Islands Corp. guaranteed by PDVSA. Such note has a face value of $563 million with a fixed annual interest rate of 8.46% with semiannual installments from August 1999 to February 2009. PDVSA V.I. has the right, on any payment date, to prepay portions of this note, in whole or in part, without premium or penalty.

    In February 2000 PDVSA V.I. renegotiated the terms and conditions of the guaranteed secured note initially contracted in August 1998 for approximately $539 million. The revised terms include deferral of principal payments until completion of the construction of the Coker facility, but until no later than February 14, 2003. On October 10, 2000 the Company exercised its option in the note to return to the conditions for the payment of principal and interest for the previous note ("Switch Back Option"). In order to exercise that option the Company paid, on October 12, 2000, $48 million to equalize the balance that would have existed under the previous note, and interest at 9.46%, incurred to date of $8 million. At December 31, 2000 the balance is $491 million. The new note is due in 2009 and bears annual interest of 8.46%.

PDVSA P&G

    The net proceeds from loans guaranteed by governmental export agencies have been used for PDVSA P&G's investment plan. Such loans are payable semiannually, have various fixed annual interest rates at December 31, 2000, ranging from 6.4% to 8.3% and are guaranteed by governmental export agencies in the United States, Europe and Japan.

    In June 1998, Cerro Negro Finance, Ltd., a special purpose finance company incorporated in the Cayman Islands, issued $600 million principal amount of Senior Notes (the Senior Notes) with annual interest rates ranging from 7.33% to 8.03% and due dates ranging from 2009 to 2028. Interest on the Senior Notes is payable semiannually. Proceeds from the issuance of the Senior Notes were used to purchase participations in the loans made by an offshore financial institution to PDVSA Cerro Negro, S. A. for approximately $300 million, an indirect wholly owned subsidiary of PDVSA, and Mobil Cerro Negro, S. A. for approximately $300 million. The funds are being used to finance the development and construction of part of the facilities for the exploitation, production, transportation and upgrading of extra-heavy crude oil from reserves located in the Cerro Negro Area of the Orinoco Belt in the eastern region of Venezuela. In June 1999 PDVSA Cerro Negro, S. A. obtained loans from a financial institution for $150 million, with annual interest between 5.99% and 6.79% which mature in 2002. The proceeds from these loans have been used to finance the project. Interest is paid semiannually.

    In August 1998 PDVSA Sincor, S. A., an indirect subsidiary of PDVSA, Total Venezuela, S. A. and Statoil Sincor AS agreed to finance the project "SINCOR" whose administrative agent is the Chase Manhattan Bank. The financing is as follows:

      a)  A credit line of $1,200 million, of which PDVSA Sincor, S. A.'s 38% participation was fully utilized at December 31, 2000 and was used to pay financing expenses, to cover cash requirements and operating expenses for the project.

      b)  $930 million has been utilized from a $1,500 million credit line guaranteed by the partners, of which PDVSA Sincor, S. A.'s 38% participation at December 31, 2000 was $353 million, bearing an annual interest at LIBOR plus 1% (total 7.6125%).

    On September 4, 2000, we entered into a loan agreement with a group of Japanese financial institutions directed by the Japan Bank for International Cooperation (JBIC) for a loan facility to us of a yen equivalent of $500 million for the VALCOR project.

F–32

Bariven

    1)  The net proceeds from loans guaranteed by governmental export agencies and financial institutions have been used for the Company's domestic investment plan. Such loans are repayable semiannually, have various annual interest rates at December 31, 2000, ranging from 6.5% to 7.5% and are guaranteed by governmental export agencies in the United States, Europe and Japan. The balance at December 31, 2000 amounted to $401 million with maturities up to 2006.

    2)  In March 1992 Bariven launched a U.S. dollar denominated commercial paper program of $200 million principal amount with an annual interest rate of 10.625% at December 31, 2000, maturing in 2002. The balance at December 31, 2000 amounted to $179 million.

PDV Marina

    To finance the acquisition of eight tankers, PDV Marina subscribed in 1991 to a credit facility agreement with Fairplay Shipfinance. This credit facility is payable in twenty-one semiannual installments. The annual interest rate ranges from LIBOR plus 1.5% for the first 18 installments and LIBOR plus 1.75% for the remaining installments. The tankers (with a net book value of $382 million at December 31, 2000) acquired under this credit facility are pledged as collateral. The interest rate applicable at December 31, 2000 was LIBOR plus 1.5% (total 8.1125%) for one installment and LIBOR plus 1.75% (total 8.3625%) for the remaining installments.

Covenants

    Various of PDVSA's borrowing facilities contain covenants that restrict, among other things, the ability of the Company and its subsidiaries to incur additional debt, to pay dividends, place liens on property, and sell certain assets. The Company was in compliance with these covenants at December 31, 2000.

(12) Capital Stock and Reserves

    At December 31, 2000 and 1999, PDVSA's capital stock is represented by 51,204 registered shares of Bs25 million each, totalling $39,094 million. By Law the shares may not be transferred or encumbered in any way.

    Venezuelan companies are required to maintain a legal reserve by setting aside 5% of net income until the reserve reaches a minimum of 10% of the capital stock. The legal reserve cannot be used to distribute dividends. Other reserves, as defined by PDVSA's shareholder, are mainly established for the realization of deferred tax assets. This reserve is adjusted at the end of each year, to the total of the long-term portion of deferred tax assets.

    Dividends to the shareholder are declared and paid in bolivars based on the statutory financial statements, which reflect positive retained earnings. In 2000 dividends for Bs1,400,000 million—$2,018 million (Bs1,000,000 million—$1,719 million in 1999 and Bs1,777,000 million—$3,287 million in 1998) were declared.

(13) Employee Benefit Plans

    PDVSA and its subsidiaries have the following employee benefit plans:

a) Defined Contribution Savings Plans

    PDVSA and its Venezuelan subsidiaries maintain savings funds for their employees and guarantee contributions to the members' accounts. At December 31, 2000, the guaranteed amount in the savings fund is $214 million. In addition, a U.S. subsidiary maintains three retirement and savings plans with

F–33

defined contributions, covering all eligible employees; the employees who are members of these plans make voluntary contributions and in turn the subsidiary matches the contributions.

b) Pension Plans and Other Postretirement Benefits

    Pursuant to the collective labor contract, PDVSA and its Venezuelan subsidiaries have a retirement plan that covers all eligible employees. There is a single pension fund and an organization which administers the assets of the pension plan. A U.S. subsidiary also maintains three non-contributory defined benefit pension plans. The subsidiary's policy is to fund the pension plans in accordance with current legislation, without exceeding tax deduction restrictions. In addition to pension plans, PDVSA provides social benefits and medical and life insurance for retired personnel. These benefits are funded on a cash basis.

    In October 2000, PDVSA approved a change in the pension plan for the Venezuelan workers, based on a defined benefits plan, administered as an individual capitalization plan. Under the revised plan monthly contributions of 3% and 9% of the base compensation are made by the worker and employer, respectively.

F–34

    The following sets forth the changes in benefit obligations, plan assets for the pension plans, and the funded status of such plans and postretirement benefits for 2000 and 1999, and the funded status of such plans reconciled with amounts reported in the consolidated balance sheets (expressed in millions of dollars):

	December 31
	Pension benefits		Other postretirement benefits
	2000	1999	2000	1999
Venezuela:
Change in benefit obligation—
Benefit obligation, beginning of year	2,955	2,306	885	695
Service cost	116	105	28	28
Interest cost	307	261	80	80
Participants contribution	19	19	—	—
Plan amendments	971	108	—	35
Actuarial loss	(339)	248	95	55
Benefits paid	(193)	(92)	(196)	(8)

Benefit obligation, end of year	3,836	2,955	892	885

Change in plan assets—
Fair value of plan assets, beginning of year	855	557	—	—
Actual return on plan assets	80	94	—	—
Employer contribution	360	262	196	8
Participant contributions	19	19	—	—
Benefits paid	(108)	(77)	(196)	(8)

Fair value of plan assets, end of year	1,206	855	—	—

Funded status	(2,630)	(2,100)	(892)	(885)
Unrecognized net actuarial loss	901	1,287	444	367
Unrecognized prior service cost	1,231	321	123	140
Unrecognize transition obligation	7	9	—	—

Net amount recognized	(491)	(483)	(325)	(378)

Amounts recognized in the Company's consolidated balance sheets consist of—
Accrued benefit liability	(2,538)	(1,221)	(325)	(378)
Intangible asset	1,237	330	—	—
Accumulated other comprehensive income	810	408	—	—

Net amount recognized	(491)	(483)	(325)	(378)

F–35

	December 31
	Pension benefits		Other postretirement benefits
	2000	1999	2000	1999
Foreign:
Change in benefit obligation—
Benefit obligation, beginning of year	259	270	189	196
Service cost	15	20	6	7
Interest cost	20	18	14	13
Plan vesting changes	6	—	—	—
Actuarial gain (loss)	—	(40)	4	(20)
Benefits paid	(12)	(9)	(7)	(7)

Benefit obligation, end of year	288	259	206	189

Change in plan assets—
Fair value of plan assets, beginning of year	276	255	1	1
Actual return on plan assets	7	29	—	—
Employer contribution	2	1	7	7
Benefits paid	(12)	(9)	(7)	(7)

Fair value of plan assets, end of year	273	276	1	1

Funded status	(15)	17	(205)	(188)
Unrecognized net actuarial gain	(62)	(86)	(10)	(31)
Unrecognized prior service cost	2	—	—	—
Net gain at date of adoption	(1)	(1)	—	—

Net amount recognized	(76)	(70)	(215)	(219)

Amounts recognized in the Company's consolidated balance sheets consist of—
Accrued benefit liability	(62)	(76)	(215)	(219)
Intangible asset	4	1	—	—
Accumulated other comprehensive income	—	5	—	—

Net amount recognized	(58)	(70)	(215)	(219)

    Actuarial assumptions are detailed below:

	December 31
	Pension benefits			Other postretirement benefits
	2000	1999	1998	2000	1999	1998
	%	%	%	%	%	%
Venezuela:
Discount rate	10	10	10	10	10	10
Rate of compensation increase	7	7	7	7	7	7
Expected return on plan assets	10	12	12	—	—	—
Foreign:
Discount rate	7.8	7.8	6.8	7.8	7.8	6.8
Rate of compensation increase	5	5	5	—	—	—
Expected return on plan assets	9	9	9	6	6	6

F–36

    For the years ended at December 31 the net periodic benefit costs are as follows (expressed in millions of dollars):

	December 31
	Pension benefits			Other postretirement benefits
	2000	1999	1998	2000	1999	1998
Venezuela:
Components of net periodic benefit cost—
Service cost	116	105	84	28	28	24
Interest cost	307	261	202	80	80	63
Expected return on plan assets	(95)	(60)	(49)	—	—	—
Amortization of prior service cost	62	30	22	17	17	13
Amortization of net gain at date of adoption	2	2	2	—	—	—
Recognized net actuarial loss	62	88	78	17	24	20

Net periodic benefit cost	454	426	339	142	149	120

Foreign:
Components of net periodic benefit cost—
Service cost	15	20	18	6	7	7
Interest cost	20	18	20	14	13	13
Expected return on plan assets	(24)	(23)	(25)	—	—	—
Recognized net actuarial gain	(5)	(2)	(2)	(17)	—	(9)

Net periodic benefit cost	6	13	11	3	20	11

    The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plan of a foreign subsidiary with accumulated benefit obligations in excess of plan assets were $32 million, $28 million and $NIL, respectively, as of December 31, 2000, $23 million, $23 million and $NIL, respectively, as of December 31, 1999, and $18 million, $18 million and $NIL, respectively, as of December 31, 1998.

    An annual increase of 1% in the inflation assumption for social benefits and medical and life insurance in future years would increase the accumulated postretirement benefit obligation at December 31, 2000 by $127 million and the net periodic cost for postretirement benefits by $16 million.

(14) Related Party Transactions

    A summary of transactions with nonconsolidated investees and other entities owned by the Bolivarian Republic of Venezuela for the years ended December 31, follows (expressed in millions of dollars):

	2000	1999
Transactions during the year:
Sales	4,198	1,908
Costs and expenses	1,443	947
Balances at year-end:
Deposits with the BCV	1,995	57
Accounts receivable	243	140
Long-term accounts receivable included in other assets	538	420
Investments in nonconsolidated investees	2,702	2,420
Accounts payable	68	68

F–37

    PDVSA has long-term crude oil supply agreements with various affiliated companies as summarized below (thousands of barrels per day):

Affiliate	Delivery obligation	Year of termination
Ruhr Oel GmbH	220	2002
AB Nynäs Petroleum	24	2001
Lyondell-CITGO	230	2017
Chalmette	172	2034
Hovensa	155	2008

	801

(15) Operating Segments and Geographic Data

    PDVSA has determined that its reportable segments are those that are based on the Company's method of internal reporting. PDVSA identifies such segments based on business units within Venezuela and geographically for all international subsidiaries. PDVSA's reportable operating segments include Venezuelan upstream, downstream and petrochemical operations and United States downstream operations. Venezuelan upstream operations include the exploration and production of crude oil and natural gas. Venezuelan downstream operations manage the refining, marketing and transportation of crude oil, natural gas and refined petroleum products. Venezuelan petrochemical operations are responsible for the production and marketing of petrochemicals. United States downstream operations manage refineries and market gasoline and refined petroleum products in the eastern and midwestern regions under the brand name CITGO.

    In 1998 PDVSA established a new operating structure based on business units. This new structure, among other things, involved the formation of PDVSA P&G as the Company's principal operating subsidiary through the merger of Lagoven, S. A. and Maraven, S. A. into Corpoven, S. A. (which were vertically integrated subsidiaries for the exploration, production, refining and marketing of crude oil and derivatives).

    Intersegment sales, which primarily consist of sales of crude oil, are generally made at approximate market prices. PDVSA evaluates the performance of its segments and allocates resources to them based on net revenues, operating income (calculated as income before financing expenses and income taxes), capital expenditures and property, plant and equipment. The "Other" line item includes corporate related items and results of non-significant operations in Venezuela, Europe and the Caribbean. Summarized financial information concerning the Company's reportable segments is shown in the following table (expressed in millions of dollars):

	Years ended December 31
	2000	1999	1998
Revenues:
Net sales of crude oil and derivates:
Segments in Venezuela—
Upstream operations	26,785	15,883	10,706
Downstream operations	31,547	19,097	14,781
Petrochemical operations	990	702	763
Segments in United States—
Downstream operations	22,157	13,332	10,960
Other	609	657	1,201

	82,088	49,671	38,411
Eliminations (1)	(28,408)	(17,023)	(12,752)

	53,680	32,648	25,659

F–38

	Years ended December 31
	2000	1999	1998
Operating income:
Segments in Venezuela—
Upstream operations	12,673	7,040	1,654
Downstream operations	(1,327)	(1,010)	(75)
Petrochemical operations	11	(99)	(39)
Segments in United States—
Downstream operations	612	341	542
Other	2,589	395	441

	14,558	6,667	2,523
Eliminations(1)	(907)	(655)	(83)

	13,651	6,012	2,440

(1)
Represent the elimination of intersegment sales.

    Operating income, net of financing expenses, represents income before income tax and minority interests.

	Years ended December 31
	2000	1999	1998
Capital expenditures:
Segments in Venezuela—
Upstream operations	2,208	2,555	2,771
Downstream operations	9	166	544
Petrochemical operations	47	76	168
Segments in United States—
Downstream operations	166	232	230
Other	55	12	13

	2,485	3,041	3,726

Property, plant and equipment:
Segments in Venezuela—
Upstream operations	22,880	22,540	21,455
Downstream operations	7,165	7,615	8,335
Petrochemical operations	2,245	2,316	2,324
Segments in United States—
Downstream operations	3,287	3,410	3,412
Other	753	965	1,100

	36,330	36,846	36,626

F–39

    Net sales and long-lived assets information by geographic area as of and for the year ended December 31, (expressed in millions of dollars):

	December 31, 2000
	Venezuela	United States	Other countries(3)	Total
Net sales(1)	31,077	22,157	—	53,234
Long-lived assets(2)	37,233	5,150	1,928	44,311
	December 31, 1999
	Venezuela	United States	Other countries(3)	Total
Net sales(1)	19,268	13,332	—	32,600
Long-lived assets(2)	34,676	4,620	1,837	41,133
	December 31, 1998
	Venezuela	United States	Other countries(3)	Total
Net sales(1)	14,566	10,960	—	25,526
Long-lived assets(2)	35,586	4,750	1,205	41,541

(1)
Based on the country in which the sales originate.

(2)
Based on the location of the asset.

(3)
Primarily investment in nonconsolidated investees.

(16) Commitments and Contingencies

Litigation and Other Claims

    A number of lawsuits and claims have arisen in the normal course of business, the possible final effect of which cannot be quantified. Management believes that these claims have no legal grounds and that the proceedings will be decided favorably. Based on analysis of the available information, provisions have been recorded and are included in accruals and other liabilities. Taking into account these provisions, in the opinion of management, based in part on advice of its legal counsel, the resolution of these matters will not have a material adverse effect on PDVSA's consolidated financial statements.

Environmental Compliance and Remediation

    The majority of PDVSA's subsidiaries, both in Venezuela and abroad, are subject to various environmental laws and regulations under which they may be required to make significant expenditures to modify their facilities and to prevent or remedy the environmental effects of waste disposal and spills of pollutants.

    PDVSA has an investment plan to comply with the applicable environmental regulations in Venezuela, requiring capital investments of $984 million from 2001 through 2006 and in the United States of America, requiring capital investments of $1,056 million from 2001 through 2005.

    In 1992 CITGO reached an agreement with a state agency to cease usage of certain surface impoundments at CITGO's Lake Charles refinery by 1994. A mutually acceptable closure plan was filed with the state in 1993. CITGO and its former owner are participating in the closure and sharing the related costs based on estimated contributions of waste and ownership periods. The remediation commenced in December 1993. In 1997 CITGO presented a proposal to a state agency revising the

F–40

1993 closure plan. In 1998 the Company amended its 1997 proposal as requested by the state agency. A ruling on the proposal, as amended, is expected in 2001 with final closure to begin in 2002.

    In the United States and Europe, PDVSA's operations are subject to various Federal, State and local environmental laws and regulations, which may require them to take action to remedy or alleviate the effects on the environment of earlier plant decommissioning or leakage of pollutants.

    Conditions which require additional expenditures may exist at various sites including, but not limited to, PDVSA's operating complexes, closed refineries, service stations and crude oil and petroleum storage terminals. The amounts of such future expenditures, if any, are indeterminable.

    From 2001 to 2006 the sulfur contents of fuel will be significantly reduced. In addition, there will be market demands for reducing volatile organic compounds and nitrogen oxide emissions. In order to comply with both future local and international fuel specifications, PDVSA's 2001-2006 business plan includes estimated future investments of some $1,200 million.

    In January 2001, CITGO received Notices of Violation ("NOVs") from the U.S. Environmental Protection Agency alleging violations of the Federal Clean Air Act ("CAA"). If the Company were to be found to have violated the provisions cited in the NOVs, it could be subject to possible significant penalties and capital expenditures for installation or upgrading of pollution control equipment or technologies. The likelihood of an unfavorable outcome and the amount or range of any potential loss cannot reasonably be estimated at this time.

    Management believes that these matters, in the normal course of operations, will not have material effect on the consolidated financial statements of PDVSA.

Other Commitments

    Minority interests shown in the consolidated balance sheet include the preferred stock of a Venezuelan subsidiary with the right to annual cumulative dividends. The subsidiary is committed to redeem these preferred shares in equal amounts of 12.5% from 1997 to 2004. As of December 31, 2000 preferred shares for approximately $144 millions have been redeemed and approximately $144 millions are pending to be redeemed.

(17) Supplementary Information on Oil and Gas Exploration and Production Activities (Unaudited)

    The following tables provide supplementary information on the oil and gas exploration, development and production activities in compliance with SFAS No. 69 "Disclosures about Oil and Gas Producing Activities", published by the U.S. Financial Accounting Standards Board. All exploration and production activities are located in Venezuela principally represented by PDVSA P&G.

Table I—Crude Oil and Natural Gas Reserves

    All the crude oil and natural gas reserves located in Venezuela are owned by the Bolivarian Republic of Venezuela. Crude oil and natural gas reserves are estimated by PDVSA and reviewed by the Ministry of Energy and Mines, using reserve criteria which are consistent with those prescribed by the American Petroleum Institute (API) and the U.S. Securities and Exchange Commission.

    Proved reserves are the quantities of oil and gas which, with reasonable certainty, are recoverable in future years from known deposits under existing economic and operating conditions. Due to the inherent uncertainties and limited nature of the data relating to deposits, estimates of underground reserves are subject to change over time, as additional information becomes available. Proved reserves do not include additional quantities which may result from the extension of currently explored areas, or

F–41

from the application of secondary recovery processes not yet tested and determined to be economically feasible.

    Proved developed reserves are the quantities expected to be recovered from existing wells with existing equipment and operating methods. Proved undeveloped reserves are those volumes which are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

    Proved crude oil reserves have been separated between conventional crude oils, consisting of light, medium and heavy grade crude oils, and extra-heavy crude oil.

    Venezuela has significant extra-heavy crude oil (less than 8 degrees API) reserves which are expected to be developed in connection with the production of Orimulsion® by PDVSA's subsidiary, Bitor, or through joint ventures which will apply new refining technologies to upgrade the crude oil, so that it can be economically produced. PDVSA utilized 26 million, 21 million and 17 million barrels of extra-heavy crude oil to produce Orimulsion® during 2000, 1999 and 1998, respectively.

    A summary of the annual changes in the proved reserves of crude oil and natural gas follows:

(a) Conventional and extra-heavy crude oil reserves (expressed in millions of barrels):

	2000	1999	1998
Proved developed and undeveloped reserves of light, medium and heavy crude oil at January 1	41,162	40,461	39,256
Revisions	1,755	1,783	2,241
Extensions and new discoveries	287	—	170
Production	(1,206)	(1,082)	(1,206)

Proved developed and undeveloped reserves of light, medium and heavy crude at December 31	41,998	41,162	40,461
Proved developed and undeveloped reserves of extra-heavy crude oil at December 31	35,687	35,700	35,647

Total proved developed and undeveloped reserves at December 31	77,685	76,862	76,108

Total proved developed reserves, submitted to production, including extra-heavy crude oil at December 31 (included above)	17,373	16,768	16,604

    At 31 December 2000, 1999 and 1998, approximately 5,479 million barrels, 5,445 million barrels and 4,895 millions barrels, respectively, of the Company's proved crude oil reserves were being developed under operating agreements (see Note 8-c). During 2000, 1999 and 1998, crude oil production from areas being developed under operating agreements was 466,000, 403,000 and 359,000 barrels per day, respectively.

    Proved reserves of extra-heavy crude oil are substantially undeveloped. PDVSA is currently jointly developing Venezuela's significant extra-heavy crude oil reserves with several foreign companies through unincorporated joint ventures and an equity affiliate (see Note 8-a).

F–42

    The proved developed and undeveloped extra-heavy crude oil reserves related to these projects (excluding the Hamaca joint venture) and total proved developed and undeveloped extra-heavy crude oil reserves as of December 31, 2000, reflecting the full amount of the reserves, are summarized below:

	Projects		Total including projects
	(millions of barrels)
Proved developed and undeveloped reserves of extra-heavy crude oil at January 1	5,652		35,700
Revisions	4,181	(1)	44
Production	(57)		(57)

Proved developed and undeveloped reserves of extra-heavy crude oil at December 31	9,776		35,687

Proved developed extra-heavy crude oil reserves at December 31	646
Net proved extra-heavy crude oil reserves in unincorporated joint ventures at December 31	7,089
Net proved extra-heavy crude oil reserves in equity affiliate at December 31	2,687

(1)
Include transfers from unassigned areas.

(b) Natural gas reserves:

	2000	1999	1998
	(Billions of cubic feet)
Proved developed and undeveloped reserves of natural gas at January 1	134,174	134,136	133,093
Revisions	1,957	1,413	700
Extensions and new discoveries	446	—	1,843
Production	(1,497)	(1,375)	(1,500)

Proved developed and undeveloped reserves of natural gas at December 31	135,080	134,174	134,136
Proved reserves related to extra-heavy crude reserves at December 31	12,505	12,437	12,437

Total proved developed and undeveloped reserves at December 31	147,585	146,611	146,573

Total proved developed reserves, submitted to production, including quantities associated with extra-heavy crude oil in production at December 31 (included above)	103,310	102,628	102,086

    Proved natural gas reserves include the portion of liquefiable natural hydrocarbons recoverable in PDVSA's processing plants. In 2000, 1999 and 1998, natural gas liquids recovered amounted to some 63 million, 65 million and 62 million barrels, respectively.

    Production of natural gas is shown on the basis of actual volumes before the extraction of liquefiable hydrocarbons. During 2000, 1999 and 1998, natural gas utilized in reinjection operations amounted to 720 billion, 700 billion and 696 billion cubic feet, respectively.

F–43

Table II—Costs Incurred in Exploration and Development Activities

    Exploration costs include the costs of geological and geophysical activities and drilling and equipping exploratory wells. Development costs include those of drilling and equipping development wells, enhanced recovery projects and facilities to extract, treat and store crude oil and natural gas. Annual costs, summarized below, include amounts both expensed and capitalized for PDVSA's conventional and extra-heavy crude oil reserves (expressed in millions of dollars):

	2000				1999				1998
	Conventional reserves		Extra-heavy crude oil reserves	Total	Conventional reserves		Extra-heavy crude oil reserves	Total	Conventional reserves
Exploration costs	169		—	169	118		—	118	123
Development costs	2,055	(2)	851	2,906	1,339	(2)	785	2,124	2,770

Total	2,224		851	3,075	1,457		785	2,242	2,893
Equity affiliate	—	(1)	387	387	—	(1)	197	197	—

Total	2,224		1,238	3,462	1,457		982	2,439	2,893

(1)
Represents PDVSA's equity share of the PETROZUATA joint venture.

(2)
Represents PDVSA's proportional share in unincorporated joint ventures.

F–44

Table III—Capitalized Costs Relating to Oil and Gas Producing Activities

    The following table summarizes capitalized costs of oil and gas exploration and production activities and the related accumulated depreciation and depletion at December 31 for PDVSA's conventional and extra-heavy crude oil reserves (expressed in millions of dollars):

	2000			1999			1998
	Conventional reserves	Extra-heavy crude oil reserves	Total	Conventional reserves	Extra-heavy crude oil reserves	Total	Conventional reserves
Producing assets(1)	30,949	312	31,261	29,426	176	29,602	28,776
Support facilities	11,748	6	11,754	11,404	4	11,408	10,920

Total	42,697	318	43,015	40,830	180	41,010	39,696
Accumulated depreciation and depletion	(24,680)	(17)	(24,697)	(23,049)	(2)	(23,051)	(21,639)
Construction in progress	2,943	1,607	4,550	3,603	894	4,497	3,398

Net capitalized costs	20,960	1,908	22,868	21,384	1,072	22,456	21,455
Equity affiliate(2)	—	1,308	1,308	—	921	921	—

Total	20,960	3,216	24,176	21,384	1,993	23,377	21,455

(1)
Includes land of $121 million, $116 million and $89 million at December 31, 2000, 1999 and 1998, respectively.

(2)
Represents PDVSA's share of the PETROZUATA extra-heavy oil joint venture.

F–45

Table IV—Results of Operations for Oil and Gas Producing Activities for Each Year (expressed in millions of dollars):

	31 December
	2000			1999			1998
	Conventional reserves	Extra-heavy crude oil reserves	Total	Conventional reserves	Extra-heavy crude oil reserves	Total	Conventional reserves
Revenues from production:
Sales	21,310	227	21,537	11,508	7	11,515	6,946
Transfers	9,594	—	9,594	6,478	—	6,478	4,523
Production costs	(5,037)	(105)	(5,142)	(3,748)	(10)	(3,758)	(4,090)
Production and other taxes	(4,953)	(31)	(4,984)	(2,983)	(1)	(2,984)	(2,056)
Depreciation and depletion	(1,814)	(2)	(1,816)	(1,402)	(1)	(1,403)	(1,853)
Exploration costs	(169)	—	(169)	(118)	—	(118)	(123)

Results before income tax	18,931	89	19,020	9,735	(5)	9,730	3,347
Income tax	(12,035)	—	(12,035)	(6,268)	—	(6,268)	(2,137)
Results from production operations	6,896	89	6,985	3,467	(5)	3,462	1,210
Equity affiliate(1)	—	212	212	—	87	87	—

Total	6,896	301	7,197	3,467	82	3,549	1,210

(1)
Represents PDVSA's equity share of the PETROZUATA joint venture.

    Revenues from crude oil production are calculated using market prices as if all production were sold.

    The difference between the results of operations determined above and the operating income reported for the upstream segment in Note 15 for the years ended December 31, 2000, 1999 and 1998, is mainly due to the use of transfer prices for segment reporting purposes and market prices in the results of operations, and the reclassification of sales of gas to the downstream operations segment of some $4,119 million, $2,103 million and $763 million, respectively, the inclusion of general expenses and other of some $1,380 million, $180 million and $805 million, respectively, and certain intercompany charges of some $759 million, $320 million and $125 million, respectively, recognized only for segment reporting purposes.

    Production costs are lifting costs incurred to operate and maintain productive wells and related equipment and facilities, including such costs as operating labor, materials, supplies, fuel consumed in operations and the costs of operating natural liquid gas plants. Production costs also include administrative expenses and depreciation and depletion of equipment associated with production activities. In addition, they include operating fees for certain fields operated by specialized companies under operating agreements.

    Production costs include $2,157 million, $1,272 million and $974 million, paid to independent contractors under service contracts during 2000, 1999 and 1998, respectively, which relate to the production of 170 million, 147 million and 131 million barrels of crude oil during 2000, 1999 and 1998, respectively.

F–46

    The costs of extra-heavy crude production include the expenses incurred to operate and maintain the productive wells, as well as transportation and handling expenses. As of December 31, 2000, the upgrading facilities for the production of synthetic crude oil are in the construction stage.

    Exploration costs include those related to the geological and geophysical activities and non-productive exploratory wells. Depreciation and depletion expenses relate to assets employed in exploration and development activities. Income tax expense is calculated using the statutory rate for the year. For these purposes, results of operations do not include financing expenses and corporate overhead nor their associated tax effects.

    The following table summarizes average per unit sales prices and production costs for the years ended December 31 (expressed in dollars):

	2000	1999	1998
Average sales price:
Crude oil, per barrel	24.94	15.35	9.37
Natural gas liquids, per barrel	25.42	14.71	11.69
Natural gas, per barrel	2.95	1.87	1.37
Average production costs, per barrel of oil equivalent	3.48	2.72	2.75
Average production costs, per barrel of oil equivalent, excluding operating agreements	2.22	2.00	2.33

Table V—Standardized Measure of Discounted Future Net Cash Flows Related to Proved Oil and Gas Reserves

    Due to uncertainties surrounding the timing of the ultimate development of the country's extra-heavy crude oil reserves, only the conventional proved reserves and those reserves related to PDVSA's participation in the extra-heavy crude oil projects have been used in the calculation of discounted future net cash flows.

    Estimated future cash inflows from production are computed by applying year-end prices for oil and gas to year-end quantities of estimated proved reserves. Future income from extra-heavy crude oil production is determined using prices and quantities of the synthetic crude that will be produced in the upgrading facilities. Synthetic crude oil prices approximate those of conventional crude oil with similar characteristics at year-end. Future development and production costs are those estimated future expenditures necessary to develop and produce year-end estimated proved reserves, assuming continuation of year-end economic conditions. Estimated future income tax expense is calculated by applying the appropriate year-end statutory tax rates. These rates reflect allowable deductions and tax credits and are applied to estimated future pre-tax net cash flows. This calculation requires a year-by-year estimate of when future expenditures will be incurred and when the reserves will be produced.

    The information provided below does not represent certified estimates of PDVSA's expected future cash flows or a precise value of its proved measured crude oil and gas reserves. Estimates of proved reserves are imprecise and may change over time as new information becomes available. Furthermore, probable and possible reserves, which may become proved in the future, are excluded from the calculation. The valuation to comply with SFAS No. 69 requires assumptions as to the timing of future production from proved reserves and the timing and amount of future development and production costs. The calculations are made as of December 31 of each year and should not be relied upon as an

F–47

indication of PDVSA's future cash flows or the value of its oil and gas reserves (expressed in millions of dollars):

	31 December
	2000			1999			1998
	Conventional reserves	Extra-heavy crude oil reserves	Total	Conventional reserves	Extra-heavy crude oil reserves	Total	Conventional reserves
Future cash inflows	1,220,395	33,158	1,253,553	1,167,935	35,676	1,203,611	430,807
Future production costs	(142,434)	(5,206)	(147,640)	(148,073)	(8,961)	(157,034)	(140,246)
Future production taxes	(203,440)	(4,181)	(207,621)	(194,695)	(4,528)	(199,223)	(71,816)
Future development costs	(73,296)	(1,502)	(74,798)	(62,150)	(3,642)	(65,792)	(44,821)
Future income tax expense	(499,905)	(6,876)	(506,781)	(471,286)	(5,711)	(476,997)	(90,635)

Future net cash flows	301,320	15,393	316,713	291,731	12,834	304,565	83,289
Effect of discounting net cash flows at 10%	(225,369)	(11,866)	(237,235)	(215,187)	(9,859)	(225,046)	(68,913)

Discounted future net cash flows	75,951	3,527	79,478	76,544	2,975	79,519	14,376
Equity affiliate(1)	—	2,065	2,065	—	1,704	1,704	—

Total	75,951	5,592	81,543	76,544	4,679	81,223	14,376

(1)
Represents PDVSA's equity share of the PETROZUATA joint venture.

F–48

Table VI—Analysis of Changes in the Standardized Measure of Discounted Future Net Cash Flows Related to Proved Crude Oil and Natural Gas Reserves

    The following table analyzes the changes for each year (expressed in millions of dollars):

	31 December
	2000			1999			1998
	Conventional reserves	Extra-heavy crude oil reserves	Total	Conventional reserves	Extra-heavy crude oil reserves	Total	Conventional reserves
Present value at January 1, sales, net of production costs and taxes	(21,342)	(91)	(21,433)	(11,255)	3	(11,252)	(5,323)
Value of reserves added during the year due to extensions and discoveries	877	2,208	3,085	—	5,132	5,132	261

	(20,465)	2,117	(18,348)	(11,255)	5,135	(6,120)	(5,062)
Change in value of previous year reserves due to:
Development costs incurred during the year	2,055	754	2,809	1,339	777	2,116	2,770
Change in future development costs	(3,328)	286	(3,042)	(4,898)	(1,022)	(5,920)	(607)
Net changes in prices and production costs	13,342	315	13,657	160,953	—	160,953	(27,538)
Revisions of previous reserve estimates	6,415	—	6,415	6,122	—	6,122	1,266
Net changes in income taxes	(7,214)	(334)	(7,548)	(99,874)	(1,319)	(101,193)	16,171
Net changes in production rates and other	8,602	(2,586)	6,016	9,781	(596)	9,185	(8,181)

Total change during the year	(593)	552	(41)	62,168	2,975	65,143	(21,181)
Equity affiliate(1)	—	361	361	—	1,781	1,781	—

Total	(593)	913	320	62,168	4,756	66,924	(21,181)

(1)
Represents PDVSA's equity share of the PETROZUATA joint venture.

F–49

QuickLinks

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
FACTORS AFFECTING FORWARD-LOOKING STATEMENTS
PART I
  Item 1. Identity of Directors, Senior Management and Advisers
  Item 2. Offer Statistics and Expected Timetable
  Item 3. Key Information
  Item 4. Information on the Company
  Item 5. Operating and Financial Review and Prospects
  Item 6. Directors, Senior Management and Employees
  Item 7. Major Shareholders and Related Party Transactions
  Item 8. Financial Information
  Item 9. The Offer and Listing
  Item 10. Additional Information
  Item 11. Quantitative and Qualitative Disclosures about Market Risk
PART III
  Item 17. Financial Statements
  Item 18. Financial Statements
  Item 19. Exhibits
SIGNATURES
ANNEX A
Glossary of Certain Oil and Gas Terms
Independent Auditors' Report
INDEPENDENT AUDITORS' REPORT
REPORT OF INDEPENDENT ACCOUNTANTS
PETROLEOS DE VENEZUELA, S. A. (PDVSA) AND SUBSIDIARIES (Wholly owned by the Bolivarian Republic of Venezuela) Consolidated Balance Sheets (Expressed in millions of U.S. dollars)
PETROLEOS DE VENEZUELA, S. A. (PDVSA) AND SUBSIDIARIES (Wholly owned by the Bolivarian Republic of Venezuela) Consolidated Statements of Income (Expressed in millions of U.S. dollars)
PETROLEOS DE VENEZUELA, S. A. (PDVSA) AND SUBSIDIARIES (Wholly owned by the Bolivarian Republic of Venezuela) Consolidated Statements of Changes in Stockholder's Equity Years ended December 31, 2000, 1999 and 1998 (Expressed in millions of U.S. dollars)
PETROLEOS DE VENEZUELA, S. A. (PDVSA) AND SUBSIDIARIES (Wholly owned by the Bolivarian Republic of Venezuela) Consolidated Statements of Cash Flows (Expressed in millions of U.S. dollars)
PETROLEOS DE VENEZUELA, S. A. (PDVSA) AND SUBSIDIARIES (Wholly owned by the Bolivarian Republic of Venezuela) Notes to Consolidated Financial Statements December 31, 2000 and 1999