Form 20-F
period 2004-12-31
VENEZUELAN NATIONAL PETROLEUM CO
filed 2006-11-20
CIK 906424

As filed with the Securities and Exchange Commission on November 17, 2006.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F
(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For The Fiscal Year Ended December 31, 2004
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
For the transition period from ________________________to________________________
Commission File No. 001-12142

PETRÓLEOS DE VENEZUELA, S.A.
(Exact Name of Registrant as Specified in Its Charter)
Venezuelan National Petroleum Company
(Translation of Registrant’s Name into English)
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

51,204 shares of the common stock of PETRÓLEOS DE VENEZUELA, S.A. were outstanding as of December 31, 2004.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Act.
☐    Yes     ☒    No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
☐    Yes     ☒    No

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerate filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which financial statement item the registrant has elected to follow.
 ☐      Item 17     ☒     Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐     Yes     ☒     No

i

TABLE OF FIGURES

Terms and measurements relating to the oil and gas industry

As used in this annual report, references to “dollars” or “$” are to the lawful currency of the United States and references to “bolivars” or “Bs” are to the lawful currency of Venezuela. A unit conversion table and a glossary of certain oil and gas terms, including abbreviations for certain units, used in this annual report are contained below. When used in this annual report, the term “Petróleos de Venezuela” refers to Petróleos de Venezuela, S.A. and the terms “we,” “our,” “us,” “the Company” and “PDVSA” refer to Petróleos de Venezuela, S.A. and its consolidated subsidiaries.

Abbreviations:

m means thousand
mm means million
b means billion
t means trillion
one billion means one thousand million
bls means barrels
bpd means barrel per day
mbpd means thousand barrels per day
mmpd means million barrels per day
boe means barrel-of-oil equivalent
cf means cubic feet
cfd means cubic feet per day
scm means standard cubic meter
m3d means cubic meters per day
dwt means deadweight tons; a designation for the size or displacement of a ship km means kilometer
psi means pounds per square inch

Equivalent measures are based upon:

1 barrel equals 42 US gallons
1 barrel of oil equivalent equals 1 barrel of crude oil
1 barrel of oil equivalent equals 5,800 cubic feet of natural gas
1 barrel of crude oil per day equals 50 tons of crude oil per year (33º degrees API)
1 cubic meter equals 33.315 cubic feet
1 metric ton equals 1,000 kilograms
1 metric ton crude oil equals 7.3 barrels of crude oil (33º degrees API)

Terms:

Gas means natural gas
2D means two dimensional seismic lines (km)
3D means three dimensional seismic lines (square kilometers)
4D means three dimensional seismic lines (square kilometers) taken as different periods of time
Alkylation means the process of producing alkilates (refined products used to enhance gasoline)
API gravity means an indication of density of crude oil or other liquid hydrocarbon as measured by a system recommended by the American Petroleum Institute (API), measured in degrees. The lower the API gravity, the heavier the compound. For example, asphalt has an API gravity of 8º and gasoline has a gravity of 50º
AQUACONVERSION® means a proprietary technology for thermal/catalytic conversion of heavy crude oil and residuals by treatment with steam and additives, to reduce the viscosity of heavy crude oil fractions and residuals
Barrels means barrel of crude oil, including condensates and natural gas liquids
Cetane index means an index used to measure diesel quality based on the efficiency with which the fuel ignites; the higher the number the higher the quality of the diesel

Condensate means light carbon substance produced from natural gas that condenses into liquid at normal temperatures and pressures associated with surface production equipment
Crude oil means crude containing condensates
Crude slate means a listing of the various crudes that are processed in a refinery during a given period in a given configuration
Disol® is a new system developed by INTEVEP and is basically a substantial improvement of the known Fischer-Tropsch Gas to Liquid process to produce high quality clean fuels and products (naphtha, aviation gasoline, waxes, diesel and other products) in accordance with the new environmental requirements. In this case, the new catalyst is more active and selective than in other traditional methods, using a reactor that increases the reaction productivity.
Distillate means liquid hydrocarbons distilled from crude or condensates
Empresas Mixtas means joint stock contractual structure between PDVSA and third party companies
Extra-heavy crude oil means crude oil with gravity of less than 11º
FCC is the unit that “cracks” heavy molecules of crude oils into smaller, lighter ones that can then be used in the formulation of gasoline
Feedstock means partially refined products that are added to the crude slate and converted into refined petroleum products
Fractionation means a processing unit that breaks down feedstock into desired fractions (specific boiling ranges)
HDHPLUS® is a high conversion process for heavy and extra heavy oils and refinery residuals via hydro conversion that produces a very good performance in output liquids (115%) to high quality products. It is a flexible technology that allows for processing different crude streams with high sulfur and metals content. At the same time, it reduces the handling of solids and refinery byproducts and is environmentally friendly.
Heavy crude oil means crude with an average API gravity of between 11º and 21º
Hydrocarbons means crude oils, condensates, LPG and natural gas
Hydro treating means the process of removing sulfur from hydrocarbon stream in the presence of a catalyst
Light crude oil means crude oil with average API gravity of 30º or more
LNG means liquefied natural gas
LPG means liquefied petroleum gas
Medium crude oil means crude oil with an average API gravity between 21º, inclusive, and 30º
MISINT® is a new process developed by INTEVEP to upgrade heavy and extra heavy oil at the reservoir level (“in situ”) through the injection of chemical solvents. The process allows for the production and upgrading of the light components leaving the heavier components at the reservoir and recovering the solvent for reuse.
MTBE means methyl tertiary butyl ether
NGL means natural gas liquids
Olefins means a class of unsaturated hydrocarbons
Pitch means black or dark viscose substance obtained as a residual in the distillation of oil (bituminous-resin)
Proved developed reserves are the reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing natural forces and mechanisms of primary recovery are included as “proved developed reserves” only after testing by a pilot project or after the operating of an installed program has confirmed through production response that increased recovery will be achieved.
Proved undeveloped reserves are the reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively minor expenditure is required for completion, but does not include reserves attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such technique have been proven to be effective by actual testing to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from existing productive field.
Proved reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrates with reasonable certainty to be recoverable in future years from known reserves under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not escalations based upon future conditions.
Ratio Res/Prod means remaining reserves life in years of proved crude oil reserves at the end of the period divided by production from the top of the wells
Reformer means a processing unit that converts naphtha into higher components
Spud means to begin to drill a well

Company Abbreviations:

“BCV” means Banco Central de Venezuela
“BITOR” means Bitumenes Orinoco, S.A.
“BP RP” means British Petroleum Refining & Petrochemical GmbH
“BP” means British Petroleum
“BTX” means Benzene, Toluene and Xylene
“CGC” means Compania General de Combustibles
“Chalmette Refining” means Chalmette Refining L.L.C.
“ChevronTexaco” means ChevronTexaco Corporation
“CIED” means Centro Internacional de Educación y Desarrollo
“CILA” means CITGO International Latin America, Inc.
“CITGO” means CITGO Petroleum Corporation
“CNPC” means China National Petroleum Corporation
“ConocoPhillips” means ConocoPhillips
“CVP” means Corporacion Venezolana del Petróleo, S.A.
“DELTAVEN” means DELTAVEN, S.A.
“Deutsche BP” means Deutsche BP AG
“Enarsa” means Energia Argentina S. A.
“ENI” means Eni B.V.
“ExxonMobil” means ExxonMobil Corporation
“FEM” means Fondo para la Estabilización Macroeconómica (Macroeconomic Stabilization Fund)
“FONDESPA” means Fondo para el Desarrollo Económico y Social del País
“Hess” means Hess Corporation
“Hovensa” means HOVENSA, L.L.C.
“INTEVEP” means INTEVEP, S.A.
“Isla Refinery” means Refinería Isla (Curazao), S.A.
“Lyondell” means Lyondell Chemical Company
“Lyondell-Citgo” or “LCR” means Lyondell-CITGO Refining, L.P.
“Merey Sweeny” means Merey Sweeny, L.P.
“Neste Oil” means Neste Oil Corporation
“Nynas” means AB Nyn’s Petroleum
“OPEC” means Organization of Petroleum Exporting Countries
“OPIC” means OPIC Karimun Corporation
“PDV America” means PDV America, Inc.
“PDV Chalmette” means PDV Chalmette, Inc.
“PDV Europa” means PDV Europa B.V.
“PDV Holding” means PDV Holding, Inc.
“PDV Marina” means PDV Marina, S.A.
“PDV VI” means PDVSA Virgin Island, Inc.
“PDV MR” means PDV Midwest Refining, L.L.C.
“PDVSA Cerro Negro” means PDVSA Cerro Negro, S.A.
“PDVSA Finance”: means PDVSA Finance Ltd.
“PDVSA Gas” means PDVSA Gas, S.A.
“PDVSA P&G” means PDVSA Petroleo y Gas, S.A.
“PDVSA Petroleo” means PDVSA Petroleo, S.A.
“PDVSA Sincor” means PDVSA Sincor, S.A.
“Pequiven” means Petroquimica de Venezuela, S.A.
“Petrobras Venezuela” means Petrobras Energía de Venezuela S.A.
“PetroCanada” means Petro-Canada La Ceiba, GmbH (formerly Veba Oel & Gas La Ceiba, GmbH)
“Petrozuata” means Petrolera Zuata, C.A.
“Phillips” means Phillips Petroleum Corporation
“CRP” means Centro Refinador Paraguaná (Paraguaná Refining Complex)
“Ruhr” means Ruhr oel GmbH
“SEC” means United States Security and Exchange Commission
“Statoil” means Statoil Sincor AS
“TotalFina” means Total Fina Venezuela, S.A.
“Venezuela” means República Bolivariana de Venezuela (The Bolivarian Republic of Venezuela)
“Veba Oel” means Veba Oel AG

v

Incorporation of certain documents by reference
With respect to our obligations as co-registrant of PDVSA Finance Ltd.’s 6.650% Notes due 2006, 9.375% Notes due 2007, 6.800% Notes due 2008, 9.750% Notes due 2010, 8.500% Notes due 2012, 7.400% Notes due 2016, 9.950% Notes due 2020 and 7.500% Notes due 2028 (collectively, the “PDVSA Finance Notes”), PDVSA Finance Ltd.’s annual report on Form 20-F for the year ended December 31, 2004, as first filed with the U.S. Securities and Exchange Commission (Commission file No. 333-09678) on November 17, 2006 is incorporated herein by reference.

Factors affecting forward-looking statements
This annual report on Form 20-F contains “forward-looking statements” under the law of the Private Securities Litigation Reform Act of 1995, as amended, specifically, certain statements under the caption “Item 4.B. Business overview” and under the caption “Item 5. Operating and Financial Review and Prospects” relating to the expected results of exploration, drilling and production activities, refining processes, petrochemicals, gas, Orimulsion® and coal activities, and related capital expenditures and investments, the expected results of joint venture projects, the anticipated demand for new or improved products, environmental compliance and remediation and related capital expenditures, sales, taxes, dividends and contributions to Venezuela, are forward-looking statements. Words such as “anticipate,” “estimate,” “prospect” and similar expressions are used to identify forward-looking statements. Forward-looking statements are subject to risks and uncertainties related to Venezuelan and international markets, inflation, the availability of continued access to capital markets and financing on favorable terms, regulatory compliance requirements, changes in import controls or import duties, levies or taxes and changes in prices or demand for our products as a result of actions of our competitors or economic factors. Those statements are also subject to the risks of costs and anticipated performance capabilities of technology, and performance by third parties of their contractual obligations. Exploration activities are subject to risks arising from the inherent difficulty of predicting the presence, yield and quality of hydrocarbon deposits, as well as unknown or unforeseen difficulties in extracting, transporting or processing any hydrocarbons found or doing the foregoing on an economic basis. Should one or more of these risks or uncertainties materialize, actual results may vary materially from those estimated, anticipated or projected. Specifically, but without limitation, capital costs could increase, projects could be delayed, and anticipated improvements in capacity or performance may not be fully realized. Although we believe that the expectations reflected by such forward-looking statements are reasonable based on information currently available, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this annual report. We undertake no obligation to publicly release any revision to these forward-looking statements to reflect events or circumstances after the date of this annual report.

The annual report on Form 20-F of PDVSA Finance Ltd., our wholly-owned subsidiary, for the year ended December 31, 2004 incorporated by reference herein also contains forward-looking statements. For a discussion of the factors affecting these statements contained in PDVSA Finance’s annual report, see “Factors Affecting Forward-Looking Statements” on page 1 thereof.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2. Offer Statistics and Expected Timetable

Not Applicable.

Item 3. Key Information

3.a	Selected financial data

Tables 1 to 3 are selected financial and operational data for, and as of the end of, each of the five years ended December 31, and are derived from the audited consolidated financial statements of PDVSA. See “Item 18. Financial Statements.”

Table 1 - Balance Sheet
At Dec. 31,

	2004	2003	2002	2001	2000
Balance Sheet

Cash and cash equivalents	1,748	2,938	1,703	925	3,257
Restricted Cash	709	659	1,772	2,378	0
Accounts receivable, net	5,135	4,955	3,515	3,280	4,435
Inventories	2,824	2,382	2,263	2,208	2,175
Other current assets	1,623	1,034	1,406	1,224	2,920
Current assets	12,039	11,968	10,659	10,015	12,787

Restricted Cash	3,039	1,000	1,033	1,899	2,406
Property plant and equipment, net	34,712	34,720	35,871	36,888	36,330
Other non-current assets	10,515	7,667	7,376	8,398	6,077
Total assets	60,305	55,355	54,939	57,200	57,600

Trade accounts payable	4,571	3,365	2,850	3,043	3,084
Current portion long term debt	1,004	750	1,817	1,000	596
Income tax payable and deferred taxes	3,737	652	327	921	1,598
Other current liabilities	2,824	2,556	2,188	2,626	2,934
Current liabilities	12,136	7,323	7,182	7,590	8,212

Long-term debt, net of current portion	2,716	6,265	6,426	7,427	7,003
Other non-current liabilities	4,982	4,256	3,929	4,918	4,236
Total liabilities	19,834	17,844	17,537	19,935	19,451
Minority interests	67	93	114	167	217

Stockholder’s equity (1)	40,404	37,418	37,288	37,098	37,932
Total liabilities & equity	60,305	55,355	54,939	57,200	57,600

Debt to Equity Ratio (2)
Total debt incl. capital lease	3,768	7,061	8,341	8,606	7,905
Debt / Equity (%)	9%	19%	22%	23%	21%

(1)	Of which Capital Stock represents $39,094 million.
(2)	Calculated as total long-term debt and capital lease, including current portion, divided by stockholder’s equity.

Table 2 - Income Statement and Cash Flow
For the year ended Dec. 31,
($ in million, unless otherwise indicated)
	2004	2003	2002	2001	2000
Income Statement

Sales of crude oil and products:
Exports and international markets	59,951	44,178	39,875	42,682	49,780
In Venezuela	1,227	961	1,236	1,701	2,230
Petrochemical and other sales	1,517	1,071	1,201	1,403	1,224
Equity in earnings of non-consolidated investors	1,041	379	268	464	446
Net revenues	63,736	46,589	42,580	46,250	53,680

Purchases of crude oil and products	25,448	21,016	17,956	18,228	19,759
Operating costs and other (1)	24,588	17,311	18,079	17,125	17,269
Depreciation and depletion	2,829	2,824	3,038	2,624	3,001
Financing Expenses	456	627	763	509	672
Social development programs	1,242	249	0	0	0
Total costs and expenses	54,563	42,027	39,836	38,486	40,701

Income before income taxes, minority interests and cumulative effect of accounting change	9,173	4,562	2,744	7,764	12,979

Income taxes	4,753	1,602	149	3,766	5,748
Minority interests	11	6	5	5	15
Cumulative effects of accounting change	0	234	0	0	0
Net income	4,409	2,720	2,590	3,993	7,216

Cash Flow
Operating activities	8,483	5,746	4,880	6,965	10,285
Investment activities	(4,960)	(902)	(1,266)	(5,263)	(5,360)
Financing activities	(4,713)	(3,609)	(2,836)	(4,034)	(2,747)
Net increase(decrease) in cash and equivalents	(1,190)	1,235	778	(2,332)	2,178

(1) Including production and other taxes in the amount of $9,247 in 2004.

Table 3 - Operating data
For the year ended Dec. 31,
	2004	2003	2002	2001	2000
Venezuela's proved reserves (mmbls) (1)
Crude Oil	80,582	77,140	77,157	77,783	77,685
Natural gas in boe (2)	26,117	25,869	25,364	25,568	25,446
Hydrocarbons in boe	106,699	103,009	102,521	103,351	103,131

PDVSA's production (mbpd)
Crude Oil (3)	2,733	2,451	2,659	3,094	3,085
Liquid petroleum gas	166	144	173	173	167
Natural gas in boe (2)	658	592	633	706	686
Hydrocarbons in boe	3,557	3,187	3,465	3,973	3,938

Average production cost ($/boe)
Incl. operating service agreements (4)	3.77	3.85	3.92	3.38	3.48
Excl. operating service agreements (4)	3.29	2.06	2.42	2.17	2.22

PDVSA's refining capacity (mbpd) (5)
Venezuela, incl. Isla Refinery	1,638	1,628	1,628	1,628	1,620
United States	1,205	1,205	1,205	1,205	1,198
Europe	259	259	251	251	251
Total refining capacity	3,102	3,092	3,084	3,084	3,069

Sales volume exported (mbpd)
Crude oil	1,774	1,648	1,764	2,065	1,998
Refined products	660	502	647	697	825
Total exports	2,434	2,150	2,411	2,762	2,823

Average sales export price ($/bl)
Crude oil	32.22	24.35	21.19	18.95	24.94
Refined products	34.66	26.53	24.23	23.94	28.40
Total exports	32.88	24.89	21.94	20.21	25.91

(1)
Proved reserves include both proved developed and undeveloped reserves, includes portion relating to operating service agreements and initiatives involving private sector participation. See “Item 4.b Business overview— Initiatives involving private sector participation”.

(2)	Natural Gas production is net of natural gas used for reinjection purposes. Natural gas is converted to boe at a ratio of 5.8 thousand cubic feet of natural gas per one barrel of crude oil.
(3)	Excludes Petrozuata equity participation (49.9%) of 61.9 mbpd in 2004.
(4)
Calculated by dividing total costs (excluding depreciation and depletion) and expenses of crude oil, natural gas and liquid natural gas producing activities by total crude oil, liquid petroleum gas and net natural gas (boe) produced.

(5)	Amounts represent PDVSA’s interest in the refining capacity of all refineries in which it holds equity or leasehold interest. See “Item 4.b Business overview—refining and marketing.”

3.b	Capitalization and indebtedness

Not Applicable.

3.c	Reasons for the offer and use of proceeds

Not Applicable.

3.d	Risk factors

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

PDVSA’s business, financial condition, results of operations and prospects depend largely on international prices for crude oil and refined petroleum products. Prices of oil and refined petroleum products are cyclical and highly volatile, and have, historically, fluctuated widely due to various factors that are beyond our control, including:

•	Changes in global supply and demand for crude oil and refined petroleum products;

•	Political events in major oil producing and consuming nations;

•	Agreements among OPEC members;

•	Availability and price of competing products;

•	Actions of commodity markets, participants and competitors;

•	International economic trends;

•	Technological advancements and developments in the industry;

•	Domestic and foreign government regulations that directly impact the supply of crude oil and refined petroleum products; and

•	Inflation.

OPEC members have historically entered into agreements to reduce their production of crude oil. Such agreements have sometimes increased global crude oil prices by decreasing the global supply of crude oil. Venezuela is a party to and has complied with such production agreement quotas, and we expect that Venezuela will continue to comply with such agreements in the future. Since 1998, OPEC’s production quotas have contributed to substantial increases in international crude oil prices.

Any reduction in our crude oil production or export activities that could occur as a result of changes in OPEC’s production quotas or a decline in the prices of crude oil and refined petroleum products for a substantial period of time may materially and adversely affect our results of operations, cash flows and financial results.

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

Petróleos de Venezuela has been operated as an independent commercial entity since our formation; however, recent changes to the Venezuelan law regarding the oil sector impose significant social commitments upon PDVSA, which will affect our ability to place additional funds in reserve for future uses, and, indirectly, our commercial affairs. Given that PDVSA is controlled by the Venezuelan government, we cannot assure you that the Venezuelan government will not, in the future, impose further material commitments upon PDVSA or intervene in our commercial affairs in a manner that will adversely affect our business. For instance, through Petróleos de Venezuela, the government could cause PDVSA to reduce production or limit future capital expenditure to levels that would limit PDVSA’s ability to generate the necessary revenues to support payments of our indebtedness. In addition, despite recent precautions taken by the Company, we cannot assure you that opponents of the Venezuelan government will not seek to disrupt our activities through actions such as the work stoppages that occurred in December 2002 and early 2003 which, in PDVSA’s opinion, constituted sabotage.

We do not own any of the hydrocarbon reserves that we develop and operate.

Under Venezuelan law, the hydrocarbon reserves that we develop and operate belong to Venezuela. The rights to exploration of these hydrocarbon reserves are reserved to Venezuela. PDVSA was formed to coordinate, monitor and control operations related to Venezuela’s hydrocarbon reserves.

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

As an integrated oil and gas company, we are exposed to production, equipment and transportation risks that are common to oil and gas companies, including fluctuations in production volume due to changes in reserve levels, production accidents, mechanical difficulties, business interruptions, adverse natural conditions or events such as a severe hurricane, tsunami or earthquake, unforeseen production costs, condition of pipelines and the vulnerability of other modes of transportation and the adequacy of our equipment and production facilities. See “Item 4.b Business overview—Operations.”

These risks may lower our production levels, increase our production costs and expenses, or cause damage to our property or injury to our employees or others. We maintain insurance to cover certain losses and exposure to liability. However, consistent with industry practice, we are not fully insured against the risks described above. These risks may materially and adversely affect our operations and financial results. We cannot assure you that our insurance coverage is sufficient to cover all of our losses or our exposure to liability that may result from these risks.

Venezuelan crude oil and natural gas reserve estimates involve some degree of uncertainty and may prove to be incorrect over time, which could adversely affect our ability to generate income.

The proved crude oil and natural gas reserves set forth in this annual report are our estimated quantities of crude oil, natural gas and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable from known reservoirs under existing economic and operating conditions (i.e., prices and costs as of the date the estimate is made). Venezuelan proved developed crude oil and natural gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. There are uncertainties in estimating quantities of proved reserves related to prevailing crude oil and natural gas prices applicable to our production, which may lead us to make revisions to our reserve estimates. Downward revisions in our reserve estimates could lead to lower future production, which could have an adverse effect on our results of operations and financial condition.

We are subject to numerous domestic environmental and health regulations that may become more stringent and result in increased liabilities and increased capital expenditures.

Our activities are subject to a wide variety of national and local laws, regulations and permit requirements relating to the protection of human health and the environment. In addition, some of our activities are in areas under special protection regimes, with very restricted land uses. If the environmental law and regulation framework becomes more rigorous, PDVSA will probably substantially increase the capital expenditures for compliance with this framework to effectively undertake the necessary improvements to guarantee the health, safety and sustainable environmental practices in the future. Any such increase may have a material adverse effect on our results of operations and financial condition.

Item 4. Information on the Company

4.a	History and development of the company

PDVSA is the holding company of a group of oil and gas companies owned by Venezuela. PDVSA was formed by the Venezuelan government in 1975 pursuant to the Organic Law Reserving to the State, the Industry and Commerce of Hydrocarbons (the “Nationalization Law”), and its operations are supervised and controlled by Venezuela’s Ministry of Energy and Petroleum (formerly the Ministry of Energy and Mines). Through its subsidiaries, PDVSA supervises, controls and develops the petroleum, petrochemical, gas, coal and Orimulsion® industries in Venezuela. These activities are complemented by PDVSA’s operating companies established abroad, which are responsible for refining and marketing activities in North America, Europe and the Caribbean. See also “Item 7.a Major Shareholders and Related Party Transactions.”

PDVSA’s oil-related activities are governed by the Organic Hydrocarbons Law, which came into effect in January 2002. PDVSA’s gas-related activities are regulated by the Organic Law of Gas Hydrocarbons of September 1999 and its regulations dated June 2000.

Since incorporation, PDVSA has been operated as a commercial entity, vested with commercial and financial autonomy. PDVSA and its domestic subsidiaries are organized under the Commercial Code of Venezuela, which sets forth the basic corporate legal framework applicable to all Venezuelan companies.

Furthermore, the National Constitution of Venezuela and the Organic Hydrocarbons Law mandate that PDVSA contributes to social programs developed and administered by the Venezuelan government. For example, PDVSA and its subsidiaries, principally Palmaven and CVP, contribute managerial and financial resources in support of social programs related to education, healthcare, job creation, and subsidized food distribution.

PDVSA is domiciled in Venezuela. Our registered office is located at Avenida Libertador, La Campiña, Apdo. 169, Caracas 1010-A, Venezuela, and our telephone number is 011-58-212-708-4111. Our website is: www.pdvsa.com. Information contained on our website is not incorporated by reference into this annual report.

4.b	Business overview

PDVSA is engaged in various aspects of the petroleum industry through its subsidiaries, including:

•	Exploration, production and upgrading of crude oil and natural gas or upstream operations;

•	Exploration, production of natural gas from offshore sources, including the possibility for LNG export;

•	Refining, marketing and transportation of crude oil and refined petroleum products and the processing, marketing and transportation of natural gas, or downstream operations;

•
Production and marketing of petrochemicals. The Venezuelan government decided in June 2005 to transfer the activities, assets and shares held by PDVSA in Pequiven, our main petrochemical business unit, to the Ministry of Energy and Petroleum and to submit this transfer for approval by the shareholder of PDVSA. The transfer was made in accordance with the Petrochemical Act, dated December 1, 2005, effective as of February 2006; and

•	Production and marketing of Orimulsion®, Venezuela’s derivative of heavy and extra-heavy crude, which will be produced until expiration of the current supply agreement.

According to a comparative study published by Petroleum Intelligence Weekly on December 12, 2005 PDVSA is the world’s third largest vertically integrated oil and gas company, and ranked fourth in the world in production, fifth in proved reserves of crude oil, third in refining capacity and eighth in product sales. The study was based on a combination of operating criteria and other data for 2004, such as: reserves, production, refining capacity and refined petroleum product sales. Venezuela has been exporting crude oil, primarily to the United States, continuously since 1914. At the end of 2004, we exported to the United States and Canadian markets approximately 1,301 mbpd of crude oil and petroleum products.

The oil sector has a great impact on the Venezuelan economy. In 2004, PDVSA accounted for approximately 16% of Venezuelan gross domestic product, 85% of the country’s exports and 48% of government revenues.

Venezuela’s crude oil and natural gas reserves and PDVSA’s upstream operations are located in Venezuela, while PDVSA’s downstream operations are located in Venezuela, the Caribbean, North America, South America and Europe.

PDVSA is structured in three vertically integrated geographic divisions to manage its upstream operations. Upstream operations include the following activities: exploration, production and upgrading. These divisions are: the Eastern Division, the Central Southern Division and the Western Division. Beginning in August 2003, CVP, one of PDVSA’s subsidiaries, assumed the management from PDVSA Petróleo of all third party contracts (operating and profit sharing agreements), the Orinoco Belt joint ventures and offshore natural gas licenses.

Our downstream operations include:

•
Operating refineries and marketing of crude oil and refined petroleum products in Venezuela under the PDV brand name and under the CITGO brand name for the eastern and Midwestern regions of the United States;

•	Operating a business in the Caribbean through the Isla Refinery (a refinery and storage terminal which PDVSA leases in Curaçao);

•	Operating storage terminals in Bonaire and the Bahamas in the Caribbean;

•
Owning equity interests in three refineries (one that is 50%-owned by ExxonMobil, one that is 58.75%-owned by Lyondell and one that is 50%-owned by Hess) and in a coker/vacuum crude distillation unit (50%-owned by ConocoPhillips) through joint ventures in the United States;

•
Owning equity interests in eight refineries and market petroleum products in Germany, United Kingdom and Sweden through two joint ventures (one that is 50%-owned by Deutsche BP and one that is 50%-owned by Neste Oil);

•	Processing, marketing and transporting of all natural gas in Venezuela; and

•	Conducting shipping activities.

In the United States, we conduct our crude oil refining operations and refined petroleum product marketing through our wholly-owned subsidiary, PDV Holding, which owns 50% of Chalmette Refining (through PDV Chalmette) and 50% of Merey Sweeny (through PDV Sweeny). These joint ventures with ExxonMobil and ConocoPhillips, respectively, process crude oil in the United States.

PDV Holding owns 100% of CITGO through PDV America. As of December 31, 2005, CITGO owned 41.25% of Lyondell-Citgo. On August 16, 2006, CITGO sold its interest in LYONDELL-CITGO effective as of July 31, 2006. We are, through our U.S. subsidiaries, one of the largest refiners of crude oil in the United States, based on our aggregate net ownership interest in crude oil refining capacity at December 2004, equivalent to 1,205 mbpd. CITGO refines, markets and transports gasoline, diesel fuel, jet fuel, petrochemicals, lubricants, asphalt and other refined petroleum products in the United States. CITGO’s transportation fuel customers include: primarily CITGO-branded independent wholesale marketers; major convenience store chains; and airlines that are located mainly along the east of the Rocky Mountains. Asphalt is generally marketed to independent paving contractors on the East Gulf Coasts and Midwest of the United States. Lubricants are sold primarily in the United States to independent marketers, mass marketers and industrial customers. During 2003, CITGO sold lubricants, gasoline, and distillates in various Latin American markets including Puerto Rico, Brazil, Ecuador, Chile, Argentina, Dominican Republic, Mexico, Panama and Guatemala. However, these activities were transferred during November and December 2005 to two subsidiaries of PDVSA, Commercit, S.A. (99%) and Tradecal, S.A. (1%). In 2004, CITGO sold a total of 26,811 million gallons of petroleum products compared to 27,704 million in 2003.

PDVSA also owns 50% of Hovensa, a joint venture with Hess that processes crude oil in the U.S. Virgin Islands.

Within Europe, we conduct our crude oil refining and refined petroleum product activities through our wholly-owned subsidiary, PDV Europa, which owns our 50% interest in Ruhr, a company based in Germany and jointly owned with BP. Through Ruhr, we refine crude oil and market and transport gasoline, diesel fuel, heating oil, petrochemicals, lubricants, asphalt and other refined petroleum products. PDVSA also owns a 50% interest in Nynäs, a company with operations in Sweden and the United Kingdom and jointly owned with Neste Oil. Through Nynäs, we refine crude oil and market and transport asphalt, specialty products, lubricants and other refined petroleum products.

In the extraordinary shareholder’s meeting on June 27, 2005, PDVSA’s shareholder approved the creation of PDV Caribe, S.A. (PDV Caribe). PDV Caribe is domiciled in Caracas and its primary objective is to monitor the operational guidelines set forth in the Petrocaribe Energy Cooperation Agreement between the National Executive and fourteen Caribbean countries on June 29, 2005. The activities of PDV Caribe will be directed fundamentally towards operating in the areas of the Caribbean, especially in the exploration and production of crude oil, the import and export of hydrocarbons and derivative products, refining of hydrocarbons and the production of petroleum products, among other things.

During 2004, the National Government entered into certain energy agreements with the governments of the following countries from Latin America and the Caribbean:

	Company	(MBPD)

Dominican Republic	REFIDOMSA	50

Argentina	CAMMESA	9

Paraguay	PETROPAR	19

Bolivia	YPFB	2

Jamaica	PETROJAM	21

Caribbean countries	Various	28

The agreements entered into with Caribbean countries include agreements with the following countries, all of which are members of the Energy Cooperation Agreement Petrocaribe: Antigua and Barbuda, Belize, Guyana and Suriname. These agreements are currently being finalized and their terms are being negotiated (See note 23-f to our consolidated financial statements, included in “Item 18. Financial Statements”).

As a result of this agreement, in 2005, an initial contribution of $44 million was deposited in the account of a financial institution in the Oriental Republic of Uruguay. This account will receive deposits from the Administradora Nacional de Combustibles, Alcohol y Portland (ANCAP), Uruguay’s oil company, relating to the sales of crude oil, refined products and liquefied oil gas (GLP) or its energy equivalents by PDVSA. These funds will be limited to making payments to companies in Uruguay for the import in Venezuela of products from Uruguay.

In 2006, the Government of El Salvador entered into an agreement with Venezuela to join the Petrocaribe Energy Cooperation Agreement. This agreement establishes that PDVSA will provide to the Asociación Intermunicipal de Energía para El Salvador (ENEPASA) 100 mbpd of fuel at a sale price equivalent to the market price, with payment terms of 90 days for a portion of the shipment and payment terms of 23 years with an interest rate between 1% and 2% for the remaining portion.

In accordance with an agreement subscribed in 2000, PDVSA supplied 53 mbpd of crude oil to Cuba. In 2004 this agreement was modified to supply 92 mbpd of crude oil.

The agreement entered into with every country establishes that PDVSA will enter into an agreement for the supply of crude oil and refined products with the national oil company of each of these countries based on a number of barrels agreed by the Venezuelan Government.

Most of these supply agreements provide for, among other conditions, a sale price equivalent to the market value, payment terms of between 30 and 90 days for a significant portion of every shipment, and long-term financing of the remaining portion (between 15 and 23 years). The agreements will be effective for one year, and may be extended by mutual agreement of the parties involved.

During the year ended December 31, 2004, the Company made certain crude oil deliveries at market prices amounting to $1,021 million for which revenue and the related receivable will be recognized when cash or consideration is received. During 2004, the Company transferred the rights to approximately $560 million of the above as a dividend to the Shareholder. Approximately $461 million remained outstanding at December 31, 2004, which will be recognized as revenue in the period when cash or other consideration is received.

Our petrochemical activities in Venezuela have mainly been conducted through Pequiven, which has three petrochemical complexes in Venezuela and 17 joint ventures with private sector partners. However, as previously discussed, the Venezuelan Government decided to transfer Pequiven to the Ministry of Energy and Petroleum in June 2005, for no consideration, effective as of February 2006. Nevertheless, PDVSA will supply the feedstocks required by Pequiven. In accordance with guidelines of the national government, PDVSA will continue giving financial and logistical support to Pequiven. This financial support includes loans for working capital in order to execute the investment plan for 2006, discounts in the prices of methane gas and the financing of accounts receivable up to 180 days. See also “Item 4.b Business overview - Petrochemicals”.

The gas business is conducted by the vertically integrated subsidiary PDVSA Gas. This subsidiary engages in gas exploitation activity and the processing of gas for NGL production, as well as transport and marketing gas in the domestic market. Additionally, PDVSA Gas processes gas produced by PDVSA’s eastern and western exploration and production divisions, receiving all the remaining gas after consumption for PDVSA’s operations, for transport and marketing in the domestic market. However, CVP manages offshore natural gas projects.

DELTAVEN, a local retailing subsidiary, has marketed and distributed retail gasoline and other refined petroleum products in Venezuela, under the PDV brand, since 1997. DELTAVEN, together with the private sector, is also promoting the development of the commercial infrastructure and services for retail clients.

Another important subsidiary is INTEVEP, through which we manage our research and development activities.

See “Item 4.C Organizational structure” for a list of our significant subsidiaries.

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

PDVSA plans to intensively invest in upstream and downstream projects in order to satisfy the current and expected increase in energy demand and to develop the country integrally.

According to the 2006-2012 plan, operations in Venezuela will focus on:

•
Exploration of condensate, light and medium crude oil. PDVSA’s financial resources will be primarily concentrated on the traditional producing areas. All other exploration regions, either onshore or offshore, are opened for third party participation, under the umbrella of the Venezuelan Organic Hydrocarbon Law and the National Constitution.

•	Production and marketing of heavy and extra-heavy crude oil, including the large reserves in the Orinoco Oil Belt.

•
Development of the Orinoco Oil Belt Magna Reserves. The Orinoco Oil Belt area has been divided in 27 blocks (18,220 km2) for reserves quantification and certification purposes. We expect that the certification process will confirm that Venezuela has the world’s largest oil reserves. Additionally, PDVSA and the Minister of Energy and Petroleum will identify requirements for new technologies and provide the technical basis for economic analysis of new business opportunities. PDVSA and the Minister of Energy and Petroleum will also leverage the development of the country’s northeast and Orinoco-Apure.

•	Expansion of the Orinoco Project. This expansion will consist of the development of extra heavy oil reserves in the Orinoco Oil Belt including new upgrading facilities and pipelines to terminals.

•
Development of the gas sector. PDVSA is planning fast track development of this business segment with third party participation both onshore and offshore under the framework of Venezuela’s Gas Hydrocarbons Law.

•
In the downstream business, we seek a balance between our overseas and local assets in order to assure domestic supply and quality for customers, while at the same time maximizing the value of Venezuelan oil and gas resources.

•
Development of a large-scale, sustainable social plan aligned with the Social Plan of the Venezuelan Government. PDVSA’s social plan includes education, agriculture, infrastructure and local/regional development projects, which will generate about 1.7 million direct and indirect jobs and benefit 8.4 million people in Venezuela.

•
Development of the Delta Caribe. This development will consist of the development of the Northeast Delta Caribbean Project and the Rafael Urdaneta Project in western offshore Venezuela. The first project involves the development of reserves located north of Paria (Mariscal Sucre Project), Plataforma Deltana, Gulf of Paria, Guarapiche, Punta Pescador and Delta Centro area. All blocks will be linked by a gas pipeline network to the future Güíria Hub, where the industrial complex CIGMA will be developed.

•
Production Growth in Traditional Areas. Venezuela is investing in order to achieve an oil production capacity of 5,800 mbpd by the year 2012. The production forecast by the year 2012 includes the following: areas where PDVSA is 100% operator, 4,019 mbpd; partnership PDVSA-IOC blocks, 460 mbpd; existing association agreements in Orinoco Oil Belt, 622 mbpd; shared profits agreements, 112 mbpd; additional PDVSA-IOC, 9 mbpd; and new Orinoco Oil Belt developments, 615 mbpd.

•
Development of Major Projects in Refineries. This development is focused on the expansion of refinery capacity from 3.1 mmbpd (1.3/1.8 mmbpd Venezuela/Overseas capacity) to 3.8 mmbpd by the year 2012 (1.8/2.0 mmbpd Venezuela/Overseas capacity).

•
Development of Infrastructure. This development is focused on multiple projects in order to assure the development of the reserves considered in this period. In the area of oil handling, this includes the building of about 9.3 million barrels of oil storage capacity, 3 additional loading docks and approximately 650 km of oil pipelines. In products distribution for the domestic market 4 new distribution facilities will be constructed with associated pipelines. In the gas sector, existing pipelines will be expanded and new pipelines will be constructed for an estimated length of 6,210 km.

•
Marketing of Crude and Products. We will focus on guaranteeing the appropriate marketing of all crude and products forecasted in the plan, there is an accelerated renewal and expansion process of PDVSA’s tanker fleet. PDV Marina, a PDVSA’s subsidiary, would increase its tankers capacity from current 1,348,000 dwt (Dead Weight Ton) to 4,151,000 dwt by 2012.

In developing these areas, we estimate that our business plan will require about $77 billion (excluding Pequiven) to achieve a sustainable production of 5.8 mmbpd by 2012. We expect to provide about 70% of the funds required for this plan from our own resources and 30% by means of contributions from different third parties. The following table shows a summary of actual and estimated capital expenditures:

Table 4 - Capital Investment Plan 2006 - 2012 for Venezuela
At or for the year ended Dec. 31,
(In $ million)

	Actual	Plan 2006-2012
	2005	2006	2007	2008	2009	2010	2011	2012	Total

Exploration	241	389	409	505	413	284	228	216	2,444
Production	2,012	2,466	2,581	2,387	2,400	2,485	2,240	2,140	16,699
OS Agmnts. (1)	444	708	680	527	467	361	190	120	3,053
Orinoco Actual (2)	0	449	291	309	388	320	328	406	2,491
Orinoco New (2)	0	16	14	1,576	4,533	3,542	3,662	3,120	16,463
PSA’s (3)	52	412	298	174	369	380	20	14	1,667
Gas	744	2,256	2,543	2,197	2,534	2,201	2,499	1,966	16,196
Refining	192	624	3,356	3,733	3,834	3,290	1,170	279	16,286
Proesca	105	27	66	67	248	488	276	0	1,172
Supply & Trading	88	219	132	73	117	126	188	14	869
Total	3,878	7,566	10,370	11,548	15,303	13,477	10,801	8,275	77,340

(1)	PDVSA’s Operating Service Agreements
(2)	Orinoco Oil Belt Associations
(3)	Profit Sharing Agreements

We also remain committed to maintaining high safety and health standards across all operations. We aim to achieve effective and timely integration of business technologies into our operational activities to develop a sustainable competitive advantage. We continue to provide quality training for our personnel. Furthermore, the business plan seeks to assist in strengthening the national economy and to contribute to social programs such as education, healthcare and job creation.

Our main business strategies in each of our major businesses include the following:

•	Exploration, production and upgrading -

•	Incorporate reserves of light and medium gravity crude oil.
•	Increase our overall recovery factor.
•	Continue the development of our Orinoco Belt extra-heavy crude oil projects.
•	Leverage existing technology in order to maximize the return on our investments.

•	Refining and marketing -

•	Assure product enhancement and environmental compliance in Venezuela and abroad.
•	Expand and diversify our markets into Latin America, Caribbean and Asia, including China and India.
•	Improve the efficiency of our refining processes and marketing activities.

•	Natural gas -

•	Actively promote national and international private sector participation in onshore and offshore non-associated gas reserves exploration, exploitation and processing.
•	Enhance our distribution processes in order to increase the breadth of our domestic and international markets.
•	Assure participation in the liquefied natural gas (LNG) markets.

•	Petrochemicals -

•	Provide feed stock and other raw materials to Pequiven in a timely manner and continue to evaluate opportunities for petrochemical product development in our refineries abroad.

The execution of PDVSA’s Corporate Plan includes the following initiatives:

Exploration, production and upgrading. The exploration and production strategy focuses on increasing our efforts to search for new light and medium gravity crude oil reserves and the systematic replacement of such reserves in traditional areas, developing new production areas, adjusting our production activities to cater for market demands and agreements reached among OPEC members and other oil producing countries. For this purpose we will acquire 5,150 km2 of 2D seismic lines, 21,530 km2 of 3D seismic lines and drill about 219 exploratory wells. PDVSA will drill some 6,525 production wells and perform maintenance (Ra/Rc) on 8,343 wells, among other activities, in order to reach a production capacity of 5.8 mmbpd by 2012. PDVSA is also making efforts to maintain competitive production costs by using state-of-the-art technology. The first four Orinoco Belt projects have been completed and are in full operation: Hamaca (a PDVSA - ConocoPhillips - Chevron Texaco Joint Venture), Petrozuata (a joint venture between PDVSA and ConocoPhillips), Cerro Negro (a PDVSA - ExxonMobil - BP joint venture), Sincor (a PDVSA - TotalFina - Statoil joint venture). These strategic alliances are currently producing more than 539 mbpd of heavy and extra-heavy crudes. PDVSA started a project to quantify and certify proved hydrocarbons reserves in the Orinoco Belt in order to determine its economic prospects and properly develop future business in that area.

Refining. Our refining strategy focuses on improving the efficiency of our downstream operations. In Venezuela, we will construct three new refineries: Cabruta (400 mbpd), Batalla de Santa Inés (50 mbpd) and Caripito (50 mbpd). Also, we will add deep conversion capacity to the Puerto La Cruz, CRP (Amuay and Cardón) and El Palito refineries in order to increase the efficiency of heavy crude oil processing. In our refineries in the United States, Europe and the Caribbean we will invest in order to comply with quality standards demanded by those markets. Additionally, we will invest in the refineries of Kingston-Jamaica and Cienfuegos-Cuba, and we have a letter of intent to develop a new refinery with Petrobras in the north of Brazil and invest in a deep conversion project in La Teja refinery in Uruguay. We aim to achieve a higher margin on refined petroleum products. We will maintain compliance with all applicable environmental quality standards. (See “Item 4.B. Business overview—Refining and Marketing” and environmental and safety matters).

International marketing. We plan to continue expanding our international marketing operations to ensure market share growth for our crude oil and refined petroleum products and to increase brand recognition for the products. We seek to diversify our customer portfolio by entering new markets such as China and India. PDVSA will expand its operations in the Caribbean and South America through its Petroamerica initiative, which includes the Petrosur, Petrocaribe and Petroandina initiatives, in order to promote regional integration and fair energy distribution among the Latin American nations. We aim to maintain our market position in the U.S. through a more efficient distribution system of CITGO and its refined petroleum products. CITGO International Latin America, Inc. (CILA), which sells lubricants, gasoline and distillates in various Latin American countries, was transferred to the following subsidiaries of PDVSA, Commercit, S.A. (99%) and Tradecal, S.A. (1%), and are undergoing evaluation of its subsidiaries operations. (See “Item 4.b. Business overview—Refining and Marketing”). In order to improve our logistic and maritime transportation capabilities, PDVSA will construct 42 tankers through strategic agreements with Argentina, Brazil, China and Spain. This will increase the number of ships owned and operated by our subsidiary, PDV Marina, from 21 to 58. This new owned fleet will allow us to increase our export volume from 600 mbpd in 2005 to 2,100 mbpd in 2012.

Domestic marketing. In Venezuela, we plan to continue to promote a reliable supply of our products and the use of unleaded gasoline (a process started during the fourth quarter of 1999) to improve the competitive position of our network of service stations, lubrication centers and macro-stores, to continue the development of our commercial network through business relationships and other associations and to increase our product supply to high-traffic airports. We are developing an ethanol production project in order to substitute octane enhancement additives such as TEL (tetra ethyl lead) and MTBE (methyl tertiary butyl ether) in the production of gasoline. With the use of ethanol, we will have environmentally friendlier products while promoting agricultural and social development in rural areas, since ethanol is produced from agricultural feedstock such as sugarcane and yucca.

Gas. The development of the gas business is one of our major goals. Our activities will be primarily focused on meeting the growing internal gas demand to foster national development and a higher standard of living. We plan to focus on creating attractive investment opportunities for the private sector in non-associated gas production. We will expand our transmission and distribution systems and liquefied natural gas (LNG) extraction, processing and fractionation capacity, and develop new gas export ventures, including exports of LNG. We intend to operate most of the existing associated natural gas production fields, currently assigned to us by the Ministry of Energy and Petroleum. We will continue to explore and develop non-associated gas reserves with the support of private investors. We expect to support the activities related to our gas business using our existing gas transmission and distribution systems. We are engaged in the development of a large gas distribution network in different cities to provide natural gas for residential, commercial and industrial purposes. We anticipate that development of our gas business segment will require approximately $16 billion in capital from 2006 to 2012. We expect that such capital expenditures will be obtained not only from PDVSA but also from partnerships in the private sector. We believe that our natural gas resources and Venezuela’s geographical location at the center of the Atlantic Basin puts us in an advantageous position to achieve our goals by 2012. We intend to capitalize on our advantages by promoting an increased and more diverse use of natural gas within the country.

The Ministry of Energy and Petroleum. The Ministry of Energy and Petroleum, previously known as the Ministry of Energy and Mines, completed a round of onshore non-associated gas licensing bids for exploration and production activities in 11 new onshore areas in 2001. Six areas were awarded to foreign and domestic inventors. These areas are: Yucal-Placer Norte, Yucal-Placer Sur, Barrancas, Tinaco, Tiznado and Barbacoas. Both Yucal-Placer areas produced 100 mmcfd in 2005, and approximately 300 mmcfd are expected to be produced by 2010. During the first quarter of 2003, the Venezuelan Government assigned two blocks within the Deltana Platform area (eastern Venezuela and on the maritime border with Trinidad & Tobago) to Statoil, ChevronTexaco and ConocoPhillips. More recently it has assigned another block to ChevronTexaco. Additionally, we have plans for a new bidding round to explore and develop offshore resources in the west and northeast of Venezuela; such developments will principally include projects for the production of LNG, once demand in Venezuela has been satisfied. We have defined an offshore natural gas project called Rafael Urdaneta located in the Venezuelan Gulf and northeast of Falcon State, with an area of 30,000 km2, split into 29 blocks to be offered in three phases. Phase one was initiated in the second quarter of 2005, when the Venezuelan Government offered the first six blocks to 37 national and foreign oil companies. In this phase, three blocks were awarded. During the third quarter, phase two was initiated offering 5 blocks (4 new and 1 from the 1st phase) in which 2 blocks were awarded in that process. Blocks Urumaco I and II were awarded to the Russian company Gazprom, block Cardón III was awarded to ChevronTexaco, block Cardón IV was awarded to Repsol-ENI and block Moruy II was awarded to Petrobras-Teikoku. The third phase will be defined in the future.

We will support the process of Latin America and Caribbean energy and economic integration promoted by the Venezuelan Government. We will also contribute effectively to the governmental initiative of building a new worldwide multipolar system of international relations based on justice, mutual respect and social equality. These new social commitments have not, to date, materially or adversely affected PDVSA’s ability to generate the necessary flow to meet our debt obligations.

Orimulsion®. At this time, Orimulsion® is produced solely to meet the needs of our existing clients in Europe, Asia and North America. During 2004, we conducted a full review of this business. The outcome indicated that a reevaluation of our strategy was necessary in order to maximize the value of Venezuelan natural resources. Since this reevaluation, we produce only enough Orimulsion® to comply with our existing contracts.

Exploration, Production and Upgrading

Venezuela’s proved crude oil reserves have continued to increase over the years, with a cumulative production of crude oil from 1914 through December 31, 2004 totaling approximately 58 billion barrels. Venezuela’s commercial production of crude oil is concentrated in the Western Zulia Basin, in the Central Southern Barinas - Apure Basin and in the Eastern Basin situated in the states of Monagas and Anzoategui. The numerous fields in production in these three basins are broadly distributed geographically and, as a result, our production risk is substantially diversified. The impact of a loss of production in any one field would be relatively minor when compared to Venezuela’s total production. The Western and Eastern basins have produced 41.6 billion and 16.4 billion barrels, respectively, of crude oil to date. Substantial portions of the sedimentary basins in Venezuela have not yet been explored.

The following table shows our proved reserves, proved and developed reserves, 2004 production and the ratio of proved reserves to annual production in each of the principal basins at December 31, 2004:

Table 5 - Venezuela’s reserves and production by basin
At or for the year ended Dec. 31,

	Proved (1)	Proved developed	2004 Production	Ratio Res/Prod
	(mmb at 12/31/2004)		(mbpd)	(years)
Crude Oil (2):
Western Zulia	21,409	6,295	1,237	47
Central Southern Barinas & Apure	1,843	940	85	59
Eastern	57,330	10,040	1,847	85
Total Crude Oil	80,582	17,275	3,169	69
of which Extra Heavy	38,690	4,076	524	202

Natural Gas in boe (3):
Western Zulia	6,170	4,319	210	80
Central Southern Barinas & Apure	40	28	1	109
Eastern (4)	19,907	13,935	447	122
Total Natural Gas in boe	26,117	18,282	658	108

(1)	Developed and undeveloped.
(2)	Production obtained from the top of wells, includes condensates.
(3)	Net natural gas production (gross production less natural gas reinjected).
(4)	Includes proved reserves of natural gas in the Orinoco Belt, estimated to be 2.64 billion boe at December 31, 2004.

The following table shows the location, 2004 production volume, discovery year, proved reserves and the ratio of proved reserves to annual production for each of PDVSA’s largest oil fields as of December 31, 2004:

Table 6 - Proved reserves and production by main field
At or for the year ended Dec. 31,
Name of field	Location	2004 production	Year of discovery	Proved Reserves	Ratio Res/Prod
	(State of)	(mbpd)		(mmb)	(years)

Zuata Principal	Anzoátegui	298	1985	14,508	133
Cerro Negro	Anzoátegui	142	1979	7,183	139
Cerro Negro	Monagas	36	1979	6,371	487
Tia Juana	Zulia	216	1925	5,112	65
Huyapari	Anzoátegui	106	1980	3,808	98
Bachaquero	Zulia	159	1930	2,295	39
Lagunillas	Zulia	141	1925	2,501	48
Mulata	Monagas	220	1941	2,025	25
Bare	Anzoátegui	62	1950	1,992	88
Bloque VII Ceuta	Zulia	112	1956	1,910	47
El Furrial	Monagas	375	1986	1,862	14
Urdaneta Oeste	Zulia	138	1955	1,527	30
Boscan	Zulia	112	1946	1,568	38
Santa Barbara	Monagas	140	1941	1,519	30
Uverito	Monagas	0	1981	1,216	-
Jobo	Monagas	25	1956	1,067	118

Reserves

We use geological and engineering data to estimate the proved crude oil and natural gas reserves, including proved developed and undeveloped reserves. Such data is capable of demonstrating with reasonable certainty whether such reserves are recoverable in future years from known reservoirs under existing economic and operating conditions. We expect to recover proved crude oil and natural gas reserves principally from new wells and acreage that has not been drilled using currently available equipment and operating methods. The estimates of reserves are not precise and are subject to revision. We review these crude oil and natural gas reserves annually to take into account, among other things, production levels, field reviews, the addition of new reserves from discoveries, year-end prices and economic and other factors. Proved reserve estimates may be materially different from the quantities of crude oil and natural gas that are ultimately recovered.

Crude oil and natural gas represented 76% and 24%, respectively, of total estimated proved crude oil and natural gas reserves on an oil equivalent basis at December 31, 2004.

Crude Oil. We had estimated proved crude oil reserves at December 31, 2004 totaling approximately 80.6 billion barrels (including an estimated 38,690 billion barrels of heavy crude oil and extra-heavy crude oil in the Orinoco Belt). Venezuela also had estimated proved reserves of natural gas totaling approximately 151,479 bcf (including an estimated 15,297 bcf in the Orinoco Belt of which 13,649 are associated with extra-heavy crude oil). The average API gravity of the estimated proved crude oil reserves was 17.3 as compared to an average API gravity of 23 for our crude oil produced in 2004; the API gravity of the upgraded oil produced by the Orinoco Belt projects ranges from 16° to 32°. Based on 2004 production levels, estimated proved reserves of crude oil, including heavy and extra-heavy crude oil reserves that will require significant future development costs to produce and refine, have a remaining life of approximately 69 years.

From December 31, 1995 to December 31, 2004, our estimated proved reserves of crude oil increased by 14.3 billion barrels and our estimated proved reserves of natural gas increased by 1.32 billion barrels of oil equivalent.

In 2004, 2003, 2002 and 2001, our proved crude oil reserve replacement ratio was 104%, 100%, 104% and 108%, respectively. These variations resulted from revisions to the expected recovery rate of oil in place and the application of secondary recovery technology to existing crude oil deposits.

Natural Gas. We had substantial proved developed reserves of natural gas amounting to 151,479 bcf (or 26,117 mmboe) on December 31, 2004. Our natural gas reserves are comprised of associated gas that is developed incidental to the development of our crude oil reserves. A large proportion of our proved natural gas reserves are developed. During 2004, approximately 42% of the natural gas that we produced was reinjected for well pressure maintenance purposes.

The following table shows our proved reserves of crude oil and natural gas, which include both developed and undeveloped reserves. All of them are located in Venezuela (See note 24 to our consolidated financial statements, included in “Item 18. Financial Statements”):

Table 7 - Venezuela’s Proved Reserves
At or for the year ended Dec. 31,
(in million barrels, unless otherwise indicated)
	2004	2003	2002	2001	2000

Proved reserves:
Condensate	1,867	1,919	1,900	1,723	1,772
Light	9,830	10,078	10,012	10,345	10,244
Medium	12,487	12,340	12,450	12,891	12,804
Heavy	17,708	17,617	17,414	17,266	17,177
Extra-heavy(1)	38,690	35,186	35,381	35,558	35,688
Total crude oil	80,582	77,140	77,157	77,783	77,685
Ratio Res/Prod (years)	69	74	70	63	64

Natural gas (bcf) (2)	151,479	150,040	147,111	148,294	147,587
Natural gas in boe (2)	26,117	25,869	25,364	25,568	25,446
Total hydrocarbons in boe	106,699	103,009	102,521	103,351	103,131

Proved developed reserves:
Condensate	387	416	419	747	814
Light	2,772	2,760	2,716	3,590	3,803
Medium	5,471	5,419	5,533	5,568	5,928
Heavy	4,569	4,683	4,877	5,504	5,453
Extra-heavy (1)	4,076	3,010	2,154	1,963	1,375
Total crude oil	17,275	16,288	15,699	17,372	17,373

Natural gas (bcf)	106,035	105,030	102,190	103,808	103,310
Natural gas in boe	18,282	18,109	17,619	17,898	17,812
Total hydrocarbons in boe	35,557	34,397	33,318	35,270	35,185

Percent of proved developed to total reserves (3):
Crude Oil	21%	21%	20%	22%	22%
Natural gas	70%	70%	69%	70%	70%

(1)
Proved reserves of extra-heavy crude oil located in the Orinoco Belt have a low development grade. Of the total proved reserves to be exploited under the Orinoco Belt Project, on December 31, 2004, approximately 4,076 mmbls were developed under four association agreements in which we have an equity interest of less than 50%. See “Item 4.b Business overview—Initiatives Involving Private Sector Participation.

(2)	Includes 13,649 bcf, 12,427 bcf, 12,454 bcf, 12,476 bcf and 12,505 bcf in each of 2004, 2003, 2002, 2001 and 2000, respectively, associated with extra-heavy crude oil reserves.
(3)	Proved developed reserves divided by total proved reserves.

New Hydrocarbon Findings.  In 2004, PDVSA’s Eastern Division discovered new hydrocarbon reserves of approximately 355 million barrels of crude oil and 1,042 bcf of associated gas. Specifically in the northeast of Monagas State, well TRV-2X was discovered with 263 million barrels of crude oil and 733 bcf of associated gas. In the northwest of Monagas State, at the Tacata Field, well TAG-20 was discovered with 8 million barrels of crude oil and 23 bcf of associated gas. Also, well TAG-19 was discovered with 1 million barrels of crude oil and 20 bcf of associated gas.

In the Barinas-Apure Basin in the Central Southern part of the country, the well MPN-1X was drilled with reserves of 7 million barrels of crude oil that were incorporated during 2005. At the south of the Zulia Basin, the well FRANQUERA -1X was drilled, finishing the evaluation, with an expectation of 791 million barrels of crude oil and 563 bcf of gas.

Operations

We maintain an active exploration and development program designed to increase our proved crude oil reserves and production capacity. We have been successful in our efforts to increase our proved crude oil and natural gas reserves in each of the last 20 years. Beginning in 1992, we commenced a program designed to attract and incorporate private sector participation into our exploration and production activities. We currently conduct our exploration and development activities in the Western Zulia Basin, the Western Barinas - Apure Basin and the Eastern Basin in the states of Monagas and Anzoátegui. We are currently conducting extensive exploration and development activities in the Orinoco Belt of the Eastern Basin and in the other basins, either independently or together with foreign partners through joint ventures. See “Item 4.B Business overview—Initiatives Involving Private Sector Participation.”

In 2004, our exploration expenditures were used mainly to fund the drilling of 5 exploratory wells and the acquisition of 192 square kilometers of 3D seismic lines. No additional exploratory wells were drilled and no seismic lines were acquired pursuant to our operating service agreements. 4,601 mmbls proved crude oil reserves were added in 2004 (319 mmbls from newly discovered reserves, and 145 mmbls from development wells and 4,137 mmbls from revisions) compared to 250 mmbls in 2003 (162 mmbls from newly discovered reserves and 88 mmbls from development wells), 238 mmbls in 2002 (135 mmbls from newly discovered reserves and 103 mmbls from development wells) 357 mmbls in 2001 (46 mmbls from newly discovered reserves and 311 mmbls from development wells) and 209 mmbls in 2000 (5 mmbls from newly discovered reserves and 204 mmbls from developed wells). These proved crude oil reserves do not include extensions of existing reserves, secondary extractions, or other factors. See note 24(a) to the financial statements, included in “Item 18. Financial Statements”). In 2004, we invested $720 million in 313 development wells and other facilities.

The following table summarizes our drilling activities for the periods indicated:

Table 8 - PDVSA’s drilling activity
For the year ended Dec. 31,
(Number of wells)
	2004	2003	2002	2001	2000
Exploration wells:
Completed	1	3	3	3	2
Suspended	0	1	2	0	2
Under evaluation	1	0	0	3	5
In progress	2	3	3	3	1
Dry or abandoned	1	0	2	2	4
Total	5	7	10	11	14
of which are carry-overs	1	5	7	5	9

Development wells drilled:	313	206	366	479	474

(1)
Includes wells in progress, even if they were wells spud in previous years, and injector wells. Does not include 26 development wells from PDVSA Gas and 62 development wells (including 2 injector wells) attributable to our operating service agreements located in the Eastern Division. See “Initiatives Involving Private Sector Participation—Operating Service Agreements” below.

Pursuant to the Orinoco Belt Extra-heavy Crude Oil Projects, no exploration wells, 122 development wells were drilled and 33 stratigraphic wells were drilled in 2004, no exploration wells and 64 development wells were drilled in 2003, 17 exploration wells and 144 development wells were drilled in 2002 and 9 exploration wells and 349 development wells were drilled in 2001.

In 2004, our crude oil production averaged 2,733 mbpd (including 148 mbpd attributable to our participation in the Orinoco Belt projects) with API gravity between 16° and 32°. This production level represented approximately 74% of PDVSA’s estimated 2004 year end crude oil production capacity of 3,700 mbpd (including 700 mbpd of crude oil production capacity attributable to our Orinoco Belt projects). During 2004, our average production cost of crude oil was approximately $3.77 per boe, or $3.29 per boe excluding the production and costs attributable to our operating service agreements. See “Item 3.A Selected financial data.”

At December 31, 2004, we operated approximately 16,879 oil wells. At such date, we had 37,659 gross km2 of undeveloped acreage and 177,829 gross km2 of acreage under development, including 49,194 km2 developed pursuant to our operating service agreements.

On average, during 2004, our natural gas production was 6,566 mmcfd (or 1,132 mbpd on an oil equivalent basis), of which 2,747 mmcfd, or 42%, was reinjected for purposes of maintaining reservoir pressure. The net natural gas production of 3,819 mmcfd was consumed in production of LNG (8%), as fuel in refinery and production operations (21%), in petrochemical operations (5%) and the remainder (66%) was sold to third parties for power generation, aluminum, iron and other manufacturing industries and domestic uses. Approximately 82% of the 2004 natural gas production and 69% of the total estimated proved net natural gas reserves are located in the Eastern Basin. A significant portion of this production is transported through our pipeline systems for use by industries in the coastal and central regions of Venezuela.

The following table summarizes our historical average net daily crude oil and natural gas production by type and by basin and the average sales price and production cost for the periods specified:

Table 9 - PDVSA’s Average Production, Sales Price and Production Cost
At or for the year ended Dec. 31,
(In thousand barrels per day, unless otherwise indicated)
	2004	2003	2002	2001	2000

Production
Crude oil:
Condensate	25	22	46	48	50
Light	767	727	774	1,135	1,174
Medium	1,001	914	962	1,018	1,047
Heavy	940	788	877	893	814
Total crude oil	2,733	2,451	2,659	3,094	3,085
Liquid petroleum gas	166	144	173	173	167
Total crude oil and LPG	2,899	2,595	2,832	3,267	3,252

Natural gas (mmcfd):
Gross production	6,566	5,938	6,023	6,000	5,946
Less: Reinjected	2,747	2,506	2,351	1,907	1,967
Net natural gas (mmcfd)	3,819	3,432	3,672	4,093	3,979
Net natural gas (in mbpd boe)	658	592	633	706	686
Total hydrocarbons in boe	3,557	3,187	3,465	3,973	3,938

PDVSA's crude oil production by basin:
Western Zulia Basin	1,237	1,121	1,332	1,567	1,536
Western Barinas - Apure Basin	85	86	93	109	115
Eastern Basin	1,411	1,244	1,234	1,418	1,434
Total crude oil	2,733	2,451	2,659	3,094	3,085

Natural gas production by basin (mmcfd):
Western Zulia Basin	1,187	1,031	1,261	1,408	1,665
Western Barinas - Apure Basin	4	6	8	7	7
Eastern Basin	5,375	4,901	4,754	4,585	4,274
Total natural gas	6,566	5,938	6,023	6,000	5,946

Average export price (2):
Crude oil ($ per barrel)	32.22	24.35	21.19	18.95	24.94
Gas ($ per mcf)	0.74	0.61	0.71	0.88	0.90

Average production cost ($/boe) (3)
Including operating service agreements	3.77	3.85	3.92	3.38	3.48
Excluding operating service agreements	3.29	2.06	2.42	2.17	2.22

(1)	See “Item 4.b Business overview—Initiatives Involving Private Sector Participation—Operating Service Agreements.”
(2)	Including sales to subsidiaries and affiliates.
(3)
The combined average production cost per barrel (for crude oil, natural gas and liquid petroleum gas), is calculated by dividing the sum of all direct and indirect production costs (including our own consumption but not including depreciation and depletion); by the combined total production volumes of crude oil, natural gas and liquid petroleum gas.

Venezuelan Crude Oil Production:

In 2004, Venezuela’s total crude oil production subject to royalties amounted to 3,148 mbpd, which includes 2,733 mbpd from PDVSA’s own production, 38 mbpd from PDVSA’s own production of less than 8° API extra heavy crude oil, 62 mbpd from PDVSA’s participation in Petrozuata production and 315 mbpd from third party participation in the Orinoco Oil Belt Association.

In 2005, Venezuela’s total crude oil production subject to royalties amounted to 3,274 mbpd, which includes 2,785 mbpd from PDVSA’s own production, 61 mbpd from PDVSA’s own production of less than 8° API extra heavy crude oil, 60 mbpd from PDVSA’s participation in Petrozuata production and 368 mbpd from third party participation in the Orinoco Oil Belt Association.

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

In August 2003, to streamline our business operations and reduce our administrative costs, the administration of our business ventures with private sector entities was assigned to our subsidiary, CVP. In this regard, CVP assumed administrative responsibility within PDVSA with respect to our operating service agreements, strategic associations and profit sharing agreements. In addition to its administrative responsibilities, CVP continues to promote PDVSA’s relations with third party and private sector participation in the petroleum industry. However, any dividends and profits from production activities conducted pursuant to our operating service agreements and our other strategic associations continue to be paid to PDVSA, except for dividends from our operating service agreements, which are paid to CVP.

Operating Service Agreements: During 1992, 1993 and 1997, PDVSA auctioned the rights to thirty-three oil fields that no longer met our minimum rate of return on investment threshold and entered into agreements with several international companies. The agreements reactivated the operation of the aforementioned oil fields using secondary and tertiary recovery techniques. The auctions conducted during 1992 and 1993 are referred to in this report as the “first and second rounds” and the auction conducted in 1997 is referred to in this report as the “third round.”

Table 10 - PDVSA’s Operating Service Agreements
At or for the year ended Dec. 31,

	2004	2003	2002	2001	2000

Proved reserves (mmbls) (1)	5,491	5,446	5,501	5,600	5,479
Proved developed reserves (mmbls)	1,167	1,267	1,935	1,523	1,413
Production (mbpd)	519	465	481	502	466

(1)
Portion of reserves in fields assigned to operating service agreements as of December 31 of the year in which each such operating agreement went into effect. Such agreements will not necessarily result in the exploitation of 100% of those reserves during their term. It included 50 mmbls at Socorro field and 70 mmbls at Mara field related to Operating Service Agreement with National Universities. See “Item 4.B Business overview—Initiatives Involving Private Sector Participation—Operating Service Agreements.”

The terms of the operating agreements entered into require the international oil company investors to make capital investments in the form of assets necessary to increase production in the relevant oil fields. These investors would then recover their investments by collecting operating fees and stipends from PDVSA. The amount of the fees and stipends received will be determined based on pricing formulas derived from the amount of crude oil delivered to PDVSA during the term of the operating agreement. The operating agreements also provide that PDVSA would own the capital assets employed in the production, retain title to the hydrocarbons produced and have no further obligations as to any remaining value of the assets existing in the fields. See note 10(c) to our consolidated financial statements, included in “Item 18. Financial Statements.”

•
The First and Second Rounds. A total of 27 oil companies (grouped in different consortiums) were awarded rights to drill 15 oil fields. Since then, some companies have changed their participation in the different consortiums. In 2003, Anadarko bought the participation of Union Pacific in the Oritupano-Leona field; ExxonMobil bought the participation of Ampolex in Quiamare-La Ceiba field and Repsol-YPF bought the participation of Union Pacific in the West Guarico field. An average of 320 mbpd of crude oil was produced from these fields in 2004. As of December 31, 2004, these fields had estimated proved reserves of approximately 4.0 billion barrels of crude oil. Under this initiative, foreign companies have invested $5,779 million since 1992 until December 2005.

•
The Third Round. We auctioned the right to reactivate, rehabilitate, develop and additionally explore certain hydrocarbon reservoirs in 17 fields, one of which is currently inactive. In 2003, ENI bought the participation of Lasmo in the Dación field. An average of 199 mbpd of crude oil was produced from these fields in 2004. As of December 31, 2004, these fields had estimated proved reserves of approximately 1.4 billion barrels of crude oil. Under this initiative, the operator companies have invested $3,599 million since 1997 until December 2005.

The following table sets forth information with respect to the contracts awarded to reactivate the fields under the operating service agreements:

Table 11 - Operating Service Agreements proved crude oil reserves by consortium
At or for the year ended Dec. 31, 2004
(In million of barrels)
Area	Consortium (Operator)	mmbls (1)
First and Second Rounds:
Boscán	Chevron Global Technology Services Co.	1,620.6
Urdaneta/West	Shell Venezuela S.A.	856.4
DZO	B.P. Venezuela Holdings, Ltd.	363.8
Oritupano/Leona	Petrobras Energía Venezuela, S.A., Servicios Corod de Venezuela, Anadarko	277.0
Colón	Tecpetrol Venezuela, CMS Oil and Gas, Coparex	124.2
Quiamare/ La Ceiba	Repsol-YPF Venezuela, S.A., Tecpetrol Venezuela, ExxonMobil	90.4
Quiriquire	Repsol-YPF Venezuela, S.A.	58.0
Pedernales	Perenco	114.0
Monagas Sur	Benton Oil & Gas, Vinccler	145.1
Sanvi/Güere	Teikoku Oil De Sanvi Güere, C.A.	83.8
Guárico East	Teikoku Oil De Venezuela C.A.	66.0
Jusepín	Total Oil and Gas de Venezuela, B.V., B.P. Venezuela Holding, Ltd.	121.3
Guárico West	Repsol-YPF Venezuela, S.A.	42.1
Falcón East	Vinccler	16.6
Falcón West	West Falcon Samson	3.5
Subtotal		3,982.8
Third Round:
Boquerón	B.P. Venezuela Holding, Ltd., Preussag Energie GmbH	82.4
LL-652	Chevron Global Technology, Statoil, B.P. Venezuela Holding, Ltd., Petróleo y Gas Inversiones, C.A.	168.6
Dación	ENI	184.9
Intercampo norte	China National Petroleum Corp.	62.6
Caracoles	China National Petroleum Corp.	110.6
B2X 68/79	Nimir Petroleum Company Limited, Ehcopek Petróleo, S.A., Cartera de Inversiones Petroleras II, C.A.	106.8
Mene grande	Repsol-YPF Venezuela, S.A.	116.5
Mata	Inversora Mata, Petrobras Energía de Venezuela, S.A., Petrolera Mata	88.1
B2X 70/80	Pancanadian Petroleum Venezuela, S.A., Nimir Petroleum Company Limited	76.3
Kaki	Inemaka, Inversiones Polar, Petróleo y Gas Inversiones, C.A.	37.5
Ambrosio	Perenco, Petróleo y Gas Inversiones, C.A.	51.3
Onado	Compañía General Combustibles, Carmanah Resources, Korea Petroleum, Bco Popular Del Ecuador	50.7
La Concepción	Petrobras Energía de Venezuela, S.A., Williams Companies, Inc.	119.0
Cabimas	Preussag Energy GmbH, Suelopetrol	54.5
Casma Anaco	Cosa-Ingenieros Consultores, Cartera de Inversiones Venezolanas, Phoenix International, C.A., Rosewood North Sea, Open	11.8
Maulpa	Inemaka, Inversiones Polar, Petróleo y Gas Inversiones, C.A.	32.2
Acema	Coroil, Petrobras Energía de Venezuela, S.A.	34.1
Subtotal		1,387.9
Total		5,370.7

(1)
These proved crude oil reserves correspond to the fields assigned to each of the operating service agreements and are included in our total proved crude oil reserves. Such operating service agreements will not necessarily result in the exploitation of 100% of those reserves during their term. See “Item 4.b Business overview—Exploration and Production—Reserves.”

During 2005, the Ministry of Energy and Petroleum instructed PDVSA to convert the operating service agreements to a scheme of Empresas Mixtas, where PDVSA will hold a minimum of 51% stock ownership, according to the Organic Hydrocarbons Law of Venezuela. CVP will sign transition agreements for each operating service agreement by the end of March 2006.

Migration of Operating Service Agreements to Empresas Mixtas

After December 31, 2004, the Ministry of Energy and Petroleum made a legal and technical analysis of the 32 operating service agreements between PDVSA and several oil companies between 1992 and 1997. The results of such analysis indicated that these agreements have among things, clauses about fees based on prices and volumes of the hydrocarbons produced in the locations, which were not in accordance with the Organic Hydrocarbons Law.

On April 12, 2005, the MENPET instructed the Board of Directors of PDVSA to correct the omissions or errors in all operating agreements, and evaluated the legal mechanisms to terminate such operating agreements in a period of not more than one year. In the last quarter of 2005, all companies party to operating agreements signed “Transition Agreements” in order to review the original operating agreements. On March 30, 2006, the National Assembly approved the Model Contracts for Empresas Mixtas, to be adopted by private companies and, on March 31, 2006, it approved the respective “Memorandum of Understanding” for the migration to Empresas Mixtas, except for two companies that were excluded. In addition, five of these fields were returned to PDVSA. These agreements are composed as follow:

Migration Fields	Previous Operator	PDVSA’s Participation in the Empresas Mixtas
Kaki	Inemaka	60%
Cabimas	Suelopetrol	60%
Onado	CGC	60%
Guárico Oriental	Teikoku	70%
Mene Grande	Repsol	60%
Quiriquire	Repsol	60%
Boscán	Chevron	60%
LL-652	Chevron	75%
Falcón Este	Vinccler	60%
Falcón Oeste	Vinccler	60%
Casma Anaco	Open	60%
Colón	Tecpetrol	60%
Uradaneta	Shell	60%
Acema	Petrobrás	60%
La Concepción	Petrobrás	60%
Mata	Petrobrás	60%
Oritupano-Leona	Petrobrás	60%
Pedernales	Parenco	60%
Ambrosio	Parenco	60%
B2X 70/80	Hocol	80%
Monagas Sur	Harvest	60%
Cara Coles	CNPC	75%
Intercampo Norte	CNPC	75%
DZO	BP	60%
Boquerón	BP	60%
Returned Fields	Previous Operator	PDVSA'S Participation in the Empresas Mixtas
B2X 68/79	Hocal	100%
Maulpa	Inemaka	100%
Sanvi Guere	Teikoku	100%
Guárico Occidental	Repsol	100%
Quiamare-La Ceiba	Repsol	100%
No Agreement	Previous Operator	PDVSA's Paricipation in the Empresas Mixtas
Dación	ENI	100%
Jusepín	Total	100%

Exploration and Production in New Areas under Operation Service Agreements. In July 1995, the Venezuelan Congress approved profit sharing arrangements pursuant to which private sector oil companies were offered the right to explore, drill and develop light and medium crude oil, on an equity basis in ten designated blocks with a total area of 13,774 km2, pursuant to the terms of the profit sharing agreements entered into by such companies and CVP, our subsidiary appointed to coordinate, control and supervise these agreements. Under the profit sharing agreements, CVP has the right to participate, at its option, with an ownership interest of between 1% and 35% in the development of any recoverable reserves with commercial potential. Eight oil fields were awarded to 14 companies in 1996. The awards were based on the percentage of pretax earnings ranging up to 50% that the bidders were willing to share with the Venezuelan government. Our business plan currently contemplates an aggregate average daily production from the fields in these new areas of 121 mbpd by 2012. The profit sharing agreements provide for the creation of a Control Committee, as the ultimate authority for approval and control, and which shall make fundamental decisions of national interest for Venezuela in connection with the execution of these agreements.

In 2004, these companies invested approximately $132 million in activities related to the discovery, well evaluation, development and exploration of the Western Paria Gulf, where the commercial stage of production has been reached. See note 10(b) to our consolidated financial statements, included in “Item 18. Financial Statements.”

CVP is entitled to hold shares representing a maximum of 35% participation in the joint ventures that could be formed pursuant to profit sharing agreements in the following oil fields:

Table 12 - E&P new areas profit sharing agreements

Field	CVP Partners	Mixed companies
Western Paria Gulf	Conoco Venezuela, C.A. - ENI - OPIC (1)	Compañía Agua Plana, S.A.

Eastern Paria Gulf	Ineparia - Conoco Venezuela, C.A. - ENI - OPIC	Administradora del Golfo de Paria Este, S.A.
La Ceiba	ExxonMobil - PetroCanada	Administradora Petrolera La Ceiba, C.A.
San Carlos (1)	Petrobras Venezuela	Compañía Anónima Mixta San Carlos S.A.

(1)	A gas license was granted in 2002.

A geological evaluation confirmed large hydrocarbon reserves in the Western Paria Gulf field. It is anticipated that the field contains over 2 mmmbls of crude oil. On April 3, 2003, we approved phase I of the development plan for this field, involving a capital investment of approximately $557 million by investors and an expected production level of 250 million barrels of crude oil over a 20 year period starting in 2003. Nonetheless, in October 2004, a revised development plan, which was submitted by investors, was approved by the Control Committee in March 2005. The revised plan entails a gross capital investment of $810 million for phase I, to develop approximately 208 mmbls over the same period.

In accordance with the revised plan Phase I of this development, we will be conducting using a wellhead platform, a production platform, a pipeline to a floating storage offtake vessel (FSO), and a mooring buoy for loading arriving tankers. Phase I also will include water injection for pressure maintenance. The produced associated gas will be stored in an aquifer zone wholly contained within the Corocoro gas column. The operator will manage the facilities design, construction installation and subsequent production operations. A total of 24 wells will be drilled consisting of 11 producers, 10 water injectors, 2 gas injectors and one utility well. Currently, we expect to produce an average of 26 mbpd during first quarter 2007, increasing to 70 mbpd in or after 2008.

In accordance with the revised development plan it is projected that phase II (expected to commence in 2010) would involve a further $588 million of investment to recover 200 million barrels of additional reserves amounting to a total of 408 million barrels of crude oil to be recovered from the field up to the year 2023. We believe that we can make an efficient transition from phase I to phase II by using phase I production facilities in the second phase. Currently, the total project cost for phase I and phase II is estimated at $6.60 per barrel, consisting of $4.20 per barrel for development and $2.40 per barrel for operations.

In 2002 we invested $2.0 million for exploratory activities related to the Western Paria Gulf field. Additionally, in the La Ceiba field we began drilling wells La Ceiba 3X and La Ceiba 6X and, depending on the evaluation of the results of those wells, a declaration of commercial operation will be issued by the investors and the presentation of a development plan to define CVP’s participation.

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

Each of these associations is required to pay the standard Venezuelan corporate tax rate of 34% (as compared to a tax rate of 50% that is applicable to our Venezuelan subsidiaries engaged in the production of hydrocarbons). Previously, these associations paid a production tax at a rate ranging between 1% to 16 2/3%, depending on accumulated revenues and total investment. As tax regulations were modified in October 2004, these associations currently pay the production tax at a rate ranging between 16 2/3 % and 30%, depending on contract conditions. See note 12(B) to our consolidated financial statements, included in “Item 18. Financial Statements.” Also, these strategic associations benefit from a 10% investment tax credit on capital investments made after December 31, 2001, plus an additional 10% on capital investments that contribute to the environmental preservation of their operational areas.

The four joint venture projects in the Orinoco Belt are as follows:

•
The Petrozuata Joint Venture. Petrozuata is a company owned by PDVSA Petróleo (a subsidiary of PDVSA) and ConocoPhillips. The construction of facilities at Petrozuata began in 1997. Initial production of extra-heavy crude oil commenced in September 1998. Upgraded facilities were completed in 2001. During 2004, Petrozuata produced 124 mbpd of extra-heavy crude oil and 104 mbpd of upgraded crude oil with an average API gravity ranging from 16° to 19°. Under the terms of the joint venture agreement, ConocoPhillips has agreed to undertake the refining process at its Lake Charles refinery, in Lake Charles, Louisiana. By December 2005, total investments in this project amounted to $3,478 million.

•
The Sincor Joint Venture. Sincrudos de Oriente is a joint venture owned by PDVSA Sincor (a subsidiary of PDVSA), TotalFina and Statoil. In 2004, this joint venture produced 174 mbpd of extra-heavy crude oil and 137 mbpd of upgraded crude oil with an average API gravity ranging from 26° to 32°. We anticipate that this joint venture will reach a production level of 170 mbpd of upgraded crude oil by 2007. By December 2005, total investments in this project amounted to $4,185 million.

•
The Hamaca Joint Venture. Petrolera Hamaca is a company owned by Corpoguanipa (a subsidiary of PDVSA), ChevronTexaco and ConocoPhillips. Hamaca started producing upgraded crude oil in October 2004. In that year, this joint venture produced 107 mbpd of extra-heavy crude oil and 93 mbpd of upgraded crude oil with an average API gravity ranging from 24° to 26°, and average production of diluted crude oil was 140 mbpd with an average gravity of 16° API. By December 2005, total investments in this project amounted to $3,481 million, of which, $937 million was invested in 2004.

•
The Cerro Negro Joint Venture. Petrolera Cerro Negro is a company owned by PDVSA Cerro Negro, S.A. (a subsidiary of PDVSA), ExxonMobil and BP (formerly Veba Oel). Pursuant to the terms of this joint venture agreement, we have agreed to sell our share of upgraded crude oil produced by this joint venture (approximately 80% of total production) to Chalmette Refining, a refinery in Chalmette, Louisiana, which is an equal share joint venture between PDVSA and ExxonMobil. During 2004, this joint venture produced 119 mbpd of extra-heavy crude oil and 105 mbpd of upgraded crude oil with an average API gravity of 16°. By December 2005, total investments in this project amounted to $2,723 million, and include only the investments up to the startup of commercial production. See “Item 4.B Business overview—Refining and Marketing—Refining” and note 10(a) to our consolidated financial statements, included in “Item 18. Financial Statements.”

The Orinoco Belt projects differ primarily by the quantity and quality of output. For the Hamaca and Sincor joint ventures, the projects were designed to produce upgraded crude oil that can be sold to third-party refiners which would otherwise process light sweet conventional crude oil. For the Petrozuata and Cerro Negro joint ventures, the projects were designed to produce upgraded crude oil that is suitable for a dedicated refinery.

The following table sets forth for each association in the Orinoco Belt, the parties estimated proved reserves in the areas associated with the projects and estimated production:

Table 13 - Orinoco Belt associations reserves and production
At or for the year ended Dec. 31, 2004

Project	Private Sector Participants	PDVSA’s Interest	Reserves (1)	Production (2)	Range API (3)
		(%)	(mmbls)	(mbpd)	(degrees)

Petrozuata	ConocoPhillips	49.90	2,522	104	16	19
Sincor	TotalFina, Statoil	38.00	3,434	137	26	32
Hamaca	ChevronTexaco, ConocoPhillips	30.00	3,808	93	24	26
Cerro Negro	ExxonMobil, BP (4)	41.67	3,330	105	16	16

(1)	Gross proved reserves
(2)	Estimated production of upgraded crude oil
(3)	Expected average API of upgraded crude oil
(4)	Formerly Veba Oel

Operating Service Agreement with National Universities. In October 2000, we entered into operating service agreements with three national universities: Universidad de Oriente (Eastern University), Universidad del Zulia (Zulia University), and Universidad Central de Venezuela (Central University of Venezuela). In these agreements, we auctioned the right to reactivate, rehabilitate and develop fields located in three geographical areas. The purpose of these agreements with the national universities is to provide training and industry experience to Venezuelan university students, especially geophysics, petroleum engineers and geology students.

Each field has been developed by separate entities that are 51% owned by us and 49% owned by the respective universities. These fields are: Socororo, located in Anzoátegui State, operated by Petroucv, S.A., with an assigned surface of 257 km2; Mara Este, located in the Zulia State, operated by Oleoluz, S.A., with an assigned surface of 246 km2; and Jobo, located in Monagas State, operated by Petroudo, S.A. with an assigned surface of 19.57 km2. The total assigned area for all these fields is approximately 523 km2. As of December 31, 2004, these fields had estimated proved reserves of approximately 234 mmbls of crude oil (consisting of 50 mmbls at Socororo, 70 mmbls at Mara Este and 114 mmbls at Jobo) with an average API gravity of 11° to 28° API. During 2004, the total oil production under these operating service agreements was 4.5 mbpd. We expect these fields to produce approximately 35 mbpd by 2007. We also anticipate investing a total of approximately $202 million in these fields over the next 20 years.

Overview of Main Projects with Private Sector Participation.

The Plataforma Deltana Project. The Plataforma Deltana area is located 250 km offshore east of the Orinoco River Delta and southeast of the territorial border with the Republic of Trinidad and Tobago. For bidding and business purposes, the zone has been divided into five blocks mainly prospective for non-associated gas. The main objective of the project is to confirm and develop new non-associated natural gas reserves to meet domestic market requirements as well as for export, mainly to the Atlantic Basin.

The first exploration phase, with disbursement amounting to $180 million, was completed by PDVSA on July 9, 2003 in an area of 1,000 square kilometers next to the territorial border with Trinidad & Tobago. Such exploration activity resulted in an increase of the non-associated natural gas reserves estimates to 5.6 trillion cubic feet as audited by the specialized firm Ryder Scott. A 10 tcf short term proved reserves objective is being considered as part of the second exploratory phase being executed in the period 2004-2005 by the companies working in the area under the granted licenses to assure the commercial development of the Plataforma Deltana area. Total investment in this project has been estimated at approximately $3,810 million.

Licenses for exploration and development for blocks 2 and 4 were granted by the Ministry of Energy and Petroleum to three international oil and gas companies in February 2003 (in block 2, ConocoPhillips joined as a minority partner and in Block 4, Statoil joined as a minority partner). The international companies are committed to a minimum exploratory program, with an estimated investment of $150 million (drilling activities started in August 2004), and to subsequent investments for development if commercial viability is confirmed. PDVSA’s participation in the partnership, which could range from 1% to 35%, will be determined upon declaration of commercial viability.

The selection process of partners for block 3 was completed in 2003. In February 2004 the Ministry of Energy and Petroleum granted the license for exploration and development to ChevronTexaco. Block 1 is reserved for business opportunities. Block 1 and 2 are subject to an unitization agreement with Trinidad and Tobago. On August 2003 a memorandum of understanding was signed between the two countries to manage all common reservoirs along the territorial border. The exploratory program for this block will cost approximately $27 million. Block 5 remains as a part of Venezuela offshore portfolio opportunities for future growth opportunities.

The natural gas produced offshore will be processed onshore in a new industrial complex (CIGMA Project) to be located near the city of Guiria, in Sucre State in the northeast of Venezuela. As planned, this industrial complex will also serve the LNG Mariscal Sucre and other gas projects in the region. The application of international health, safety and environment standards and sustainable development practices are key strategies for the development of this area. This project will contribute to Venezuela’s natural gas business expansion, and will further diversify the country’s energy sources. At December 31, 2004, total investment in this project amounted to $4 million.

Refining and Marketing

Refining

Our downstream strategy is focused on the expansion and upgrading of our refining operations in Venezuela, the Caribbean, the United States and Europe, allowing us to increase our production of refined petroleum products and upgrade our product slate toward higher-margin refined petroleum products. We have also increased the complexity of our refining capacity in Venezuela and made extensive investments to convert our worldwide refining assets from simple conversion to deep conversion capabilities. Deep conversion capabilities in our Venezuelan refineries have enabled us to improve yields by allowing a greater percentage of higher value products to be produced. Such capabilities have resulted in an increase in our gasoline and distillate yield from 35% in 1976 to 65% in 2004, and have allowed us to reduce our fuel oil production from 60% to 22% during the same period, resulting in an improved export product portfolio.

We conduct refining activities in Venezuela, the Caribbean, the United States and Europe. Our net interest in refining capacity has grown from 2,362 mbpd in 1991 to 3,102 mbpd at December 31, 2004. The following diagram presents a summary of PDVSA’s refining operations in 2004:

The following table sets forth the refineries in which we hold an interest, the rated crude oil refining capacity and our net interest at December 31, 2004:

Table 14 - PDVSA’s Refining Capacity
At or for the year ended Dec. 31, 2004
			Refining Capacity
Location	Owner	PDVSA Interest	Total Rated Crude Oil	PDVSA Net Interest
		(%)	(mbpd)	(mbpd)
Venezuela:
CRP, Falcón	PDVSA	100	940	940
Puerto La Cruz, Anzoátegui	PDVSA	100	203	203
El Palito, Carabobo (1)	PDVSA	100	140	140
Bajo Grande, Zulia	PDVSA	100	15	15
San Roque, Anzoátegui	PDVSA	100	5	5
Total Venezuela			1,303	1,303

Netherlands Antilles (Curaçao):
Isla (2)	PDVSA	100	335	335

United States:
Lake Charles, Louisiana	CITGO	100	320	320
Corpus Christi, Texas	CITGO	100	157	157
Paulsboro, New Jersey	CITGO	100	84	84
Savannah, Georgia	CITGO	100	28	28
Houston, Texas	LCR (3)	41	265	109
Lemont, Illinois	CITGO	100	167	167
Chalmette, Louisiana	Chalmette (4)	50	184	92
Saint Croix, U.S. Virgin Islands	Hovensa (5)	50	495	248
Total United States			1,700	1,205

Europe:
Gelsenkirchen, Germany	Ruhr (6)	50	230	115
Schwedt, Germany	Ruhr (6)	19	240	45
Neustadt, Germany	Ruhr (6)	13	260	33
Karlsruhe, Germany	Ruhr (6)	12	312	37
Nynäshamn, Sweden	Nynäs (7)	50	29	15
Gothenburg, Sweden	Nynäs (7)	50	11	5
Dundee, Scotland	Nynäs (7)	50	9	4
Eastham, England	Nynäs (7)	25	18	5
Total Europe			1,109	259
Worldwide Total			4,447	3,102
(1)	The distillation atmospheric unit of El Palito Refinery was increased through an optimization project performed at the end of 2002.
(2)	Leased in 1994. The lease expires in 2019.
(3)	Lyondell-Citgo Refining (LCR), a joint venture with Lyondell Chemical Company.
(4)	A joint venture with ExxonMobil.
(5)	A joint venture with Hess.
(6)	A joint venture with Deutsche BP.
(7)	A joint venture with Neste Oil.

In order to maintain our competitiveness within international markets, we expect to invest approximately $16,286 million from 2006 through 2012 in Venezuela and overseas ($14,110 million in Venezuela and $2,176 million in activities to be developed mainly in Cuba, Jamaica, Brazil and Uruguay). Investments are made to improve our refining systems and to adapt our systems to meet environmental regulations and domestic and international product quality requirements. The business refining plan includes projects aimed at manufacturing gasoline and diesel through deep conversion. All these investment efforts will support our commercial strategy of market diversification.

On March 13, 2001, we entered into a contract for approximately $300 million with a Venezuelan-Japanese consortium led by the Japanese JGC Corporation (formed by the Japanese Chiyoda Corporation and the Venezuelan companies, Jantesa and Vepica) to construct naphtha hydrotreating facilities and diesel hydro-desulphurization and environmental units in a refinery located in Puerto La Cruz, referred to this annual report as the VALCOR project. The primary objective of this project was to produce unleaded gasoline to meet the demands of the local market and to produce distillates of low sulphur content for export to international markets.

The facilities and processing units were completed in December 2004 at a cost of $553 million. VALCOR is currently in operation, producing blending components for gasoline and diesel such as 35 mbpd of reformate and 38 mbpd of hydrotreated diesel.

Additionally, the fluid catalytic cracking units located at Cardón refinery (CRP), is being modified to manufacture more gasoline. A low sulfur gasoline production unit (currently in the engineering phase) is expected to be operational in the Amuay refinery (CRP) by 2008.

We also plan to increase the heavy crude refining capacity, and we foresee the expansion of our delayed coking plants located at the CRP, in Falcón State, Venezuela.

Basic engineering for the Puerto La Cruz refinery deep conversion project was approved by PDVSA’s Board of Directors in June 2005. The process used is based on Venezuelan deep conversion technology HDHPlus®. The project is to increase heavy crude oil refining processing capacity up to 170 mbpd in 2010, leaving current light crude oil feed for export. We expect to reduce residual production of this refinery from 28% in 2005 to 10% in 2012.

El Palito refinery is also undergoing a deep conversion project whose conceptual engineering is planned to end by February 2006. The goal is to increase heavy crude oil refining processing capacity by approximately 70 mbpd by 2010, leaving current medium crude oil feed for the new Batalla de Santa Ines refinery, planned to start operations by 2010. Through this project the El Palito refinery will be able to totally eliminate residual production by 2010.

PDVSA also has approved the construction of three new refineries in its 2006-2012 business plan: the Cabruta, Batalla de Santa Ines, and Caripito refineries. The Cabruta refinery will process 400 mbpd of heavy crude oil from the Orinoco Oil Belt, based on deep conversion scheme. This refinery will be located in Cabruta in the southern part of the Guarico state in Venezuela and is scheduled to produce gasoline and distillates for export by 2011. The new Batalla de Santa Ines refinery, located in the Barinas state, will process 50 mbpd of light crude oil and is intended to satisfy local market demands by 2010. Finally, the Caripito refinery, located in the Sucre state, Venezuela, will process 50 mbpd of heavy crude oil from Guanoco Lake and will be designed to produce asphalt for domestic consumption. These three refineries are in the feasibility stage.

Venezuela and the Caribbean. Our refineries in Venezuela are located at Amuay-Cardón (CRP), Puerto La Cruz, El Palito, Bajo Grande and San Roque, with rated crude oil refining capacities of 635 - 305 mbpd, 203 mbpd, 140 mbpd, 15 mbpd and 5 mbpd, respectively. We also operate the Isla Refinery in Curaçao, which we lease on a long-term basis from the Netherlands-Antilles government. The lease expires in 2019. Through these refineries, we produce reformulated gasoline and distillates to meet U.S. and other international market requirements.

Under the Petrocaribe agreement, PDVSA has also approved revamping of the Cienfuegos refinery, located in Cienfuegos, Cuba, to process 70 mbpd of Venezuelan medium crude oil. Refinery operations are due to start by 2007 to meet local refined products demand. Also, an expansion of the Kingston Refinery in Jamaica, is currently planned, which will take the refinery up to 50 mbpd by 2008, with a medium conversion scheme. PDVSA will share 49% investment. Crude oil feed will be provided by Venezuela.

South America. PDVSA signed a letter of intent to provide heavy crude oil to a new refinery located in Pernambuco, Brazil. The refinery is being designed to process 200 mbpd of heavy crude oil from the Venezuelan Orinoco Oil Belt (50%) and Brazilian Marlin crude oil (50%), using a deep conversion scheme. Operations are due to start by 2011 to meet Brazilian refined products demand.

United States. Through our wholly owned subsidiary, CITGO, we produce light fuels and petrochemicals primarily through our refineries in Lake Charles, Louisiana; Corpus Christi, Texas; and Lemont, Illinois. Our asphalt refining operations are carried out through refineries in Paulsboro, New Jersey; and Savannah, Georgia.

CITGO’s largest supplier of crude oil is PDVSA. CITGO has entered into long-term crude oil supply agreements with PDVSA with respect to the crude oil requirements for each of CITGO’s Lake Charles, Corpus Christi, Paulsboro and Savannah refineries. These crude oil supply agreements require PDVSA to supply minimum quantities of crude oil and other feedstock’s to CITGO, usually from 20 to 25 years. These crude supply agreements contain force majeure provisions that entitle the supplier to reduce the quantity of crude oil and feedstock’s delivered under the crude supply agreements under specified circumstances.

The Lake Charles refinery has a rated refining capacity of 320 mbpd and is capable of processing large volumes of heavy crude oil into a flexible slate of refined products, including significant quantities of high-octane unleaded gasoline and reformulated gasoline. A project to increase the crude oil distillation capacity by 105 mbpd was completed and became operative by February 2005, making this refinery the fourth largest in the U.S. with a total refining capacity of 425 mbpd. The Lake Charles refinery’s main petrochemical products are propylene, benzene and mixed xylenes. Its industrial products include sulphur, residual fuels and petroleum coke. This refinery has one of the highest capacity levels for higher value-added products production in the United States, with a multiple stream capacity that allows it to continue operating with one or more units shut down. This refinery has a Solomon Process Complexity Rating of 18.2 (as compared to an average of 14.0 for U.S. refineries in Solomon Associates, Inc.’s most recently available survey). The Solomon Process Complexity Rating is an industry measure of a refinery’s ability to produce higher value products. A higher Solomon Process Complexity Rating indicates a greater capability to produce such products.

On June 19, 2006, the Lake Charles refinery experienced an environmental incident due to very heavy rainfall in the area. The runoff from the rainfall exceeded the capacity of the wastewater treatment tanks and system and ran into the Calcasieu River and ship channel. Emergency response efforts ended July 5, 2006 and clean up efforts continue. CITGO has insurance coverage for these types of events and has submitted a notice of loss to its insurance carriers due to the incidents including third party claims. The cost of clean up and claims related to the incident have not been completely determined, but it is expected that a substantial portion of the cost will be covered by insurance recoveries.

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

CITGO’s Corpus Christi, a refinery in Texas, and current and former employees are being investigated by state and federal agencies for alleged criminal violations of federal environmental statutes and regulations, including the Clean Air Act and the Migratory Bird Act. CITGO is cooperating with the investigation. On August 9, 2006, a federal grand jury in Corpus Christi indicted CITGO and the former environmental manager at the Corpus Christi refinery for ten violations of the Clean Air Act for leaving water equalization tanks uncovered and incorrectly computing benzene emission amounts and for killing migratory birds. CITGO intends to vigorously defend itself and does not believe the resolution of this matter will have a material adverse effect on its financial condition or results of operations.

The Lemont refinery processes heavy crude oil into a flexible slate of refined products. This refinery has a rated refining capacity of 167 mbpd and has a Solomon Process Complexity Rating of 11.7. It is one of the most recently designed and constructed refineries in the United States. It is a flexible deep conversion facility that produces primarily gasoline and also diesel, jet fuel and petrochemicals.

Refineries in Paulsboro, New Jersey and Savannah, Georgia are specialized asphalt refineries. The Paulsboro refinery, which is particularly suited to processing asphalts, also has facilities to process low sulfur, light crude oil whenever favorable conditions exist.

Through Lyondell-Citgo (LCR), a joint venture owned 41.25% by PDVSA and 58.75% by Lyondell, we have a net interest in refining capacity of 109 mbpd in a refinery located in Houston, Texas, (total refining capacity of 265 mbpd). PDVSA supplies a substantial amount of the crude oil processed by this refinery under a long-term crude oil supply agreement. Under this agreement, LCR purchased approximately $2.6 billion of crude oil and feedstock’s at market related prices from PDVSA in 2004. CITGO purchases substantially all of the gasoline, diesel and jet fuel produced at this refinery under a long-term contract.

On August 16, 2006, CITGO sold its 41.25% interest in LYONDELL-CITGO effective as of July 31, 2006. CITGO received as consideration approximately $1.8 billion in cash proceeds in connection with the sale. At the time of the sale, CITGO also received a note receivable from LYONDELL-CITGO in the amount of $35 million and related interest in the amount of $4 million. At this date PDVSA and LYONDELL signed a new crude oil supply agreement with an initial term from August 2006 to July 2006.

Through Chalmette Refining, an equal-share joint venture between PDVSA and ExxonMobil, we have a net interest in refining capacity of 92 mbpd in a refinery located in Chalmette, Louisiana. The Chalmette refinery processes upgraded extra-heavy crude produced by our Cerro Negro joint venture. PDVSA (through PDV Chalmette) has an option to purchase up to 50% of the refined products produced at the Chalmette refinery.

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

Europe. Through Ruhr, a joint venture owned 50% by PDVSA and Deutsche BP, we have equity interests in four German refineries (Gelsenkirchen, Neustadt, Karlsruhe and Schwedt) in which our net interest in crude oil refining capacity at December 31, 2004 was 115 mbpd, 33 mbpd, 37 mbpd and 45 mbpd, respectively. Ruhr also owns two petrochemical complexes (Gelsenkirchen and Münchmünster). The Gelsenkirchen complex, which includes modern, large-scale units that are integrated with the crude oil refineries located in the same complex, primarily produces olefins, aromatic products, ammonia and methanol. The Münchmünster complex, integrated with the nearby Bayernoil refinery, primarily produces olefins. Ruhr’s petrochemical complexes have an average production capacity of approximately 3.8 million metric tons per year of olefins, aromatic products, methanol, ammonia and various other petrochemical products.

Through Nyn’s, a joint venture owned 50.001% by PDV Europa and 49.999% by Neste Oil, we own interests in three specialized refineries: Nyn’shamn and Gothenburg in Sweden and Dundee in Scotland. Our net interest in crude oil refining capacity in each of these refineries at December 31, 2004 was 15 mbpd, 5 mbpd and 4 mbpd, respectively. The Nyn’s refineries are specially designed to process heavy sour crude oil. Nyn’s also owns a 25% interest in a refinery in Eastham, England. The Eastham refinery is a specialized asphalt refinery in which our net interest crude oil refining capacity at December 31, 2004 was 5 mbpd.

The Nyn’s refineries in Nyn’shamn produce asphalt and naphthenic specialty oils. The Dundee, Gothenberg and Eastham refineries are specialized asphalt refineries. Nyn’s purchases crude oil from PDVSA and produces asphalt and naphthenic specialty oils, two products for which Venezuelan heavy sour crude oil is particularly well-suited feedstock due to its proportions of naphthenic, paraffinic and aromatic compounds. Asphalt products are used for road construction and various industrial purposes, while naphthenic specialty oils are used mainly in electrical transformers, as mechanical process oils and in the rubber and printing ink industries. In 2003, the Antwerp refinery in Belgium was divested.

The following table sets forth our aggregate refinery capacity, input supplied by us (out of our own production or bought in the open market), utilization rate and product yield for the three-year period ended December 31, 2004.

Table 15 - Refining Production
At or for the year ended Dec. 31,
(In thousand barrels per day)
	2004		2003		2002
	mbpd		mbpd		mbpd

Total Refining Capacity	4,447		4,437		4,368
PDVSA's net interest in refining capacity	3,102		3,092		3,085

Refinery input (1)
Crude Oil - Sourced by PDVSA (2)
Light	350	12%	560	20%	565	21%
Medium	678	24%	821	30%	850	32%
Heavy	932	33%	475	17%	433	16%
Sub-total	1,960	69%	1,856	67%	1,848	70%
Crude Oil - Sourced by Others
Light	378	13%	308	11%	330	12%
Medium	86	3%	137	5%	84	3%
Heavy	136	5%	88	3%	26	1%
Sub-total	600	21%	533	19%	440	17%
Other Feedstocks
Sourced by PDVSA	191	7%	242	9%	250	9%
Sourced by Others	103	4%	147	5%	120	5%
Sub-total	294	10%	389	14%	370	14%
Total Refining Input (3)
Sourced by PDVSA	2,151	75%	2,098	76%	2,098	79%
Sourced by Others	703	25%	680	24%	560	21%
Total refinery input	2,854	100%	2,778	100%	2,658	100%
Crude Utilization (4)	83%		77%		74%

Product Yield (5)
Gasoline / Naptha	960	34%	969	35%	951	36%
Distillate	942	33%	874	31%	817	31%
Low Sulfur Residual	60	2%	47	2%	30	1%
High Sulfur Residual	212	7%	339	12%	273	10%
Asphalt / Coke	147	5%	182	7%	177	7%
Naphthenic Specialty Oil	14	0%	9	0%	12	0%
Petrochemicals	88	3%	110	4%	92	3%
Others	500	18%	170	6%	225	8%
Net output	2,923	102%	2,700	97%	2,577	97%
Consumption, net (gain)/loss	(69)	-2%	78	3%	81	3%
Total yield	2,854	100%	2,778	100%	2,658	100%

(1)	Our refineries sourced 75%, 78% and 81% of our total crude oil requirements from crude oil produced by us in 2004, 2003 and 2002, respectively.
(2)	Sourced by us (including supplies from entities that are not subject to our control).
(3)	Includes our interest in crude oil and other feedstock.
(4)	Crude oil refinery input divided by the net interest in refining capacity.
(5)	Our interest in product yield.

In 2004, we supplied all of the crude oil requirements to our Venezuelan refineries (approximately 1,012 mbpd), 193 mbpd of crude oil to our leased refinery in Curaçao and an aggregate of 1,282 mbpd of crude oil to refineries owned by our international subsidiaries or in which we otherwise have an interest (refinery input takes into account PDVSA’s net interest in crude oil ) Of the total volumes supplied by PDVSA to our international affiliates, 147 mbpd were purchased by PDVSA in the global market and supplied to our European affiliates. Additionally, CITGO purchased a total of 347 mbpd of crude oil from PDVSA for processing in their refineries.

Marketing

In 2004, we exported 1,774 mbpd of crude oil or 65% of our total crude oil production and 660 mbpd of refined petroleum products produced in Venezuela. Of total exports of crude oil and refined petroleum products, 1,301 mbpd (54%) were sold to the United States and Canada.

Of our total crude oil exports in 2004, an aggregate of 1,024 mbpd (58%) was exported to the United States and Canada; 645 mbpd (36%) to the Caribbean and Central America; 64 mbpd (4%) to Europe and 41 mbpd (2%) to South America and other destinations.

Of our total refined petroleum products produced in Venezuela in 2004, approximately 485 mbpd were used in the domestic market and 660 mbpd were exported. Of the total exports of refined petroleum products in 2004, 277 mbpd (42%) were sold to the United States and Canada; 132 mbpd (20%) to the Caribbean and Central America and 251 mbpd (38%) to South America and other destinations.

The following table sets forth the composition and average prices of our exports of crude oil and refined petroleum products from Venezuela for the three-year period ending December 31, 2004:

Table 16 - PDVSA’s Export Volumes
At or for the year ended Dec. 31,
(In thousand barrels per day, unless otherwise indicated)

	2004		2003		2002
	mbpd		mbpd		mbpd
Crude oil (1)
Light	624	35%	657	40%	672	38%
Medium	298	17%	299	18%	360	20%
Heavy and extra-heavy	852	48%	692	42%	732	42%
Sub-total crude oil	1,774	100%	1,648	100%	1,764	100%

Refined products
Gasoline / naphta	103	16%	108	22%	137	21%
Distilates (2)	178	27%	167	33%	231	36%
High sulfur residual	185	28%	134	27%	149	23%
Liquid petroleum gas	49	7%	51	10%	56	9%
Other	145	22%	42	8%	74	11%
Sub-total products	660	100%	502	100%	647	100%

Total Exports (3)	2,434		2,150		2,411

Average Sales Price ($/Bl)
Crude oil:
Light crudes	36.57		27.16		23.46
Medium, heavy and extra-heavy	29.86		22.56		20.24
Crude oil	32.22		24.35		21.19
Refined products	34.66		26.53		24.23
Average export price	32.88		24.89		21.94

(1)	Includes sales of crude oil to subsidiaries and affiliated refineries (including to the Isla Refinery in Curaçao) of 1,158 mbpd, 1,117 mbpd and 1,099 mbpd in 2004, 2003 and 2002, respectively.
(2)	Includes kerosene.
(3)	Does not include Orimulsion export volumes of 53 mbpd, 91 mbpd and 93 mbpd in 2004, 2003 and 2002, respectively.

The following table sets forth the geographic breakdown of our exports by types of crude oil, identifying sales to affiliates and third parties for the three-year period ended December 31, 2004:

Table 17 - Total Crude Oil and Refined Petroleum Products Export Volumes
At or for the year ended Dec. 31,
(In thousand barrels per day, unless otherwise indicated)

	2004		2003		2002
	mbpd		mbpd		mbpd
Crude Oil by Area
United States and Canada
Affiliates	696	39%	579	35%	678	38%
Third Parties	328	18%	344	21%	375	21%
Sub-Total United States and Canada	1,024	58%	923	56%	1,053	60%
Europe
Affiliates	56	3%	65	4%	61	3%
Third Parties	8	0%	23	1%	73	4%
Sub-Total Europe	64	4%	88	5%	134	8%
Caribbean and Central America
Affiliates	406	23%	473	29%	360	20%
Third Parties	239	13%	99	6%	140	8%
Sub-Total Europe	645	36%	572	35%	500	28%
South America and Others
Affiliates	0	0%	0	0%	0	0%
Third Parties	41	2%	65	4%	77	4%
Sub-Total Europe	41	2%	65	4%	77	4%
Total Crude Oil	1,774	100%	1,648	100%	1,764	100%

Crude Oil and Refined Petroleum Products
Light Crude Oil
United States and Canada	236	13%	273	17%	256	15%
Others	388	22%	384	23%	416	24%
Sub-Total Light	624	35%	657	40%	672	38%
Medium / Heavy Crude Oil
United States and Canada	788	44%	651	40%	797	45%
Others	362	20%	340	21%	295	17%
Sub-Total Medium / Heavy Crude Oil	1,150	65%	991	60%	1,092	62%
Total Crude Oil	1,774	100%	1,648	100%	1,764	100%

Refined Petoleum Products
United States and Canada	277	42%	260	52%	216	33%
Others	383	58%	242	48%	431	67%
Total Refined Petroleum Products	660	100%	502	100%	647	100%
Total Exports of Crude and Products	2,434	n.a.	2,150	n.a.	2,411	n.a.

(1)	Includes condensate.
(2)
Crude oils can also be classified by sulfur content (by weight). “Sour” crudes contain 0.5% or greater sulfur content (by weight) and “sweet” crudes contain less than 0.5% sulfur content (by weight). Substantially all of our exports are classified as sour crude.

The following table sets forth our consolidated sales volume of crude oil and refined petroleum products for the three-year period ended December 31, 2004:

Table 18 - PDVSA’s Consolidated Sales Volume
At or for the year ended Dec. 31,
(In thousand barrels per day)
	2004		2003		2002
	mbpd		mbpd		mbpd

Crude oil	1,159	30%	1,413	37%	1,782	41%
Refined petroleum products	2,648	70%	2,371	63%	2,583	59%
Total	3,807	100%	3,784	100%	4,365	100%

Average price	42.11		32.08		26.56

Marketing in the United States

Sales of Crude Oil to Affiliates. We supply our international refining affiliates with crude oil and feedstock’s either produced by us or purchased in the open market. Some of our U.S. affiliates have entered into long-term supply contracts with us that require us to supply minimum quantities of crude oil and other feedstock’s to such affiliates, usually for 20 to 25 years. These contracts are scheduled to expire in or after 2006.

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

Sales of Refined Products. We conduct all our retail sales in the United States through CITGO. CITGO’s major products are light fuels (including gasoline, jet fuel and diesel fuel), industrial products and petrochemicals, asphalt, and lubricants and waxes. Gasoline sales accounted for 57% of CITGO’s total sales in 2004. As of 2004, CITGO marketed CITGO-branded gasoline through approximately 14,000 independently owned and operated retail outlets, located throughout the United States, primarily east of the Rocky Mountains. Currently, CITGO markets its gasoline through approximately 11,500 independently owned and operated retail outlets.

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

Crude Oil and Refined Product Purchases. CITGO does not own crude oil reserves or production facilities and must therefore rely on purchases of crude oil and feedstock’s for its refinery operations. We are CITGO’s largest supplier of crude oil, and CITGO has entered into long-term crude oil supply agreements with us with respect to the crude oil requirements for each of CITGO’s refineries. CITGO also purchases crude oil in the market. In addition, because CITGO’s refinery operations do not produce sufficient refined petroleum products to meet the demands of its branded distributors, CITGO purchases refined petroleum products, primarily gasoline, from third party refiners. CITGO also purchases refined petroleum products from various other affiliates, including Lyondell-Citgo, Chalmette Refining and Hovensa, pursuant to long-term contracts. In 2004, CITGO purchased 353 mbpd of refined petroleum products under these contracts. In addition, CITGO occasionally purchases, on a spot basis, refined petroleum products from our Venezuelan refineries.

Marketing in Europe. We supply crude oil to our European affiliates pursuant to various supply agreements. The crude oil that we supply to our European affiliates exceeds, as a percentage of total supply, our aggregate net ownership interest in such entities’ combined refining capacity. In 2004, we supplied to the European refineries in which we held an interest, 226 mbpd of crude oil, of which 15 mbpd were exported from Venezuela and 211 mbpd were purchased in international markets.

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

Nyn’s purchases crude oil from PDVSA and produces asphalt and naphthenic specialty oils, two products for which Venezuelan heavy sour crude oil is a particularly well-suited feedstock due to its high content of naphthenic, paraffinic and aromatic compounds. Asphalt products are used for road construction and various industrial purposes, while naphthenic specialty oils are principally used in electrical transformers, rubber and printing ink industries, and as mechanical process oils. Nyn’s does not own crude oil reserves or crude production facilities and, therefore, must purchase crude oil for its refining operations. Nearly all crude oil purchased by Nyn’s is supplied by us pursuant to long-term supply contracts. We only supply Nyn’s with high sulfur, extra-heavy Venezuelan crude oil.

Nyn’s markets asphalt products through an extensive marketing network in several European countries. Scandinavia, the United Kingdom and Continental Europe are the source of 19%, 29% and 14%, respectively, of Nyn’s’ consolidated revenues for 2004. Nyn’s markets its naphthenic specialty oils throughout Europe, Africa, the Middle East and Australia, and the distillates that it produces are either sold as fuel or further processed into naphthenic specialty oils. Nyn’s distributes its refined products primarily by a terminal network, specialized bitumen ships, rail tanks and trucks.

Marketing in Latin America and the Caribbean. PDVSA has been strengthening a commercial strategy of integration that entails the completion of several projects in the countries of the region, within the scope of the PetroAmerica initiative, which is being promoted by the Venezuelan government. The PetroAmerica initiative proposes the establishment of cooperation and integration mechanisms and the utilization of the resources and potentials of Latin America and the Caribbean, in order to support the socio-economic improvement of the Latin American and Caribbean populations.

The implementation of this initiative is based on bilateral negotiations with the intention of transferring financial resources to the people through the joint action of the states. It is also based on cost rationalization through tax and port services, cost reductions and on cooperation agreements, not only for energy issues, but also for education, health and infrastructure.

During 2004, PDVSA supplied, under special terms, crude oil and refined products to the Caribbean and Central America by means of the San José and Caracas Agreements. Furthermore, in 2005, we created PDVSA-Cuba in order to promote refining and marketing businesses in the area. In the South American market, PDVSA has been making efforts towards strengthening commercial relationships with Argentina, Brazil, Uruguay, Paraguay, Ecuador and Bolivia, through the endorsement of memoranda of understanding with their national oil enterprises, with the intention of studying crude oil and refined products supply opportunities.

Marketing in Venezuela. The following table shows our sales of refined petroleum products and natural gas of the Venezuelan domestic market:

Table 19 - PDVSA’s sales in Venezuela
At or for the year ended Dec. 31,
(In thousand barrels per day, unless otherwise indicated)
	2004	2003	2002

Refined Products:
Liquefied petroleum gas	69	58	59
Motor gasoline	232	209	207
Diesel	115	98	91
Other	69	67	63
Total refined products	485	432	420

Natural gas (MMCF)	2,055	1,751	1,879
Natural gas in boe	354	302	324
Total hydrocarbons in boe	839	734	744

Unit Sale Prices:
Refined products ($/barrel)	7.44	6.61	6.73
Natural gas ($/mcf)	0.74	0.61	0.71
Natural gas ($/boe)	4.29	3.20	4.34

Since December 1993, the Venezuelan government has permitted private sector participants to market lubricants in Venezuela.

Through our subsidiary, DELTAVEN, we market and distribute retail gasoline and other refined petroleum products under the PDV brand name in the Venezuelan local market. DELTAVEN is also promoting the development of the commercial infrastructure and services for retail clients with the participation of the private sector.

The retail price for vehicle gasoline is set by the Venezuelan government and represents approximately 14% of the export price for vehicle gasoline in 2004.

Since the end of 2001, six private domestic participants, Grupo Trebol, Llanopetrol, Corporación Petrolera, Petrocanarias, BataPetrol and Corporación Combustible Monagas, and three private international participants, ChevronTexaco, ExxonMobil and British Petroleum, have been marketing their products in Venezuela. These companies market their brands through 1,016 retail outlets owned or operated by them, and have a market share in the gasoline and diesel sector of 56% compared to DELTAVEN’s 44%.

Gas

Venezuela has abundant natural gas fields. According to a comparative study published by Petroleum Intelligence Weekly on December 12, 2005, Venezuela was the fifth largest owner of proved reserves in the world and the largest owner of proved reserves in Latin America. These reserves were estimated at 233,891 bcf at the end of 2004, of which 151,479 bcf are proved reserves. 91% of these are associated with crude oil deposits and 9% are in the form of free gas. Our total sales of methane gas in the Venezuelan market amounted to 2,069 mmcfd for the year 2004.

Petrochemicals

Our subsidiary Pequiven was established in 1977 to produce and commercialize petrochemical products in the domestic and international markets. Pequiven is organized into business units focused on three production lines: olefins and derivative products, fertilizers, and industrial products.

In February 2006, the shares of Pequiven were transferred, for no consideration, to the Ministry of Energy and Petroleum. The net effect of disincorporation of this subsidiary was $2,809 million, based on the net assets of the subsidiary at December 31, 2005. See also “Item 4.c Business Overview.”

Pequiven operates three petrochemical complexes in Venezuela:

Zulia-El Tablazo complex, in western Venezuela, which produces mainly olefins, chlorine or caustic soda, fertilizers, industrial feedstocks and thermoplastic resins;

Morón Complex, in central Venezuela, which produces fertilizers and sulfuric acid; and

Jose Complex, in eastern Venezuela, which produces methanol, fertilizers, industrial products and methyl tertiary butyl-ether (MTBE).

Pequiven is party to 17 joint ventures with domestic and international business partners. Most of the production facilities of these joint ventures are located at Pequiven’s complexes. We estimate that the combined production capacity of these complexes is approximately eight million tons per year.

In addition to the three petrochemical complexes, Pequiven has facilities to produce aromatics in the PDVSA El Palito refinery, located in the central north region of Venezuela. The gross production of Pequiven’s wholly owned plants and complexes in 2004 and 2003 was approximately 2.7 million metric tons and 2.3 million metric tons, respectively. The gross production of Pequiven’s joint ventures in 2004 and 2003 was approximately 4.9 million metric tons and 3.9 million metric tons, respectively. Products of these joint ventures include methanol, MTBE, polyethylenes, polypropylenes, ethylene oxide, ethylene glycols, caustic soda, chlorine, fertilizers, caprolactam and other specialty products.

The following table sets forth Pequiven’s sales, consolidated revenues, net property, plant and equipment and capital expenditures in its wholly owned plants for each of the years indicated:

Table 20 - Pequiven’s key statistics
At or for the year ended Dec. 31,
($ in millions, unless otherwise indicated)

	2004	2003	2002

Sales volume (thousands of metric tons)	3,515	2,734	4,127
Consolidated revenues (1)	1,421	784	919
Net property, plant and equipment at year end	1,772	1,808	1,925
Capital expenditures	87	48	53
(1)
Includes $571 million, $492 million and $268 million of sales to affiliates for 2004, 2003 and 2002, respectively; and sales to PDVSA’s subsidiaries, which are eliminated in our consolidated financial statements.

Extra-Heavy Crude

Our subsidiary, BITOR, was previously responsible for developing reserves of approximately 429 million metric tons of extra-heavy crude oil (or approximately 2,690 mmbls), principally through a process of emulsifying natural extra-heavy crude oil in water to create a liquid fuel used to generate electricity, which we refer to as Orimulsion®. However, PDVSA decided to apply most of these reserves to the production of commercial crude oil, minimizing the production of Orimulsion®. This new approach is part of an effort to develop a financially-balanced strategy for our natural extra-heavy crude oil production.

In December 2001, BITOR, China National Oil and Gas Exploration and Development Corporation and Petrochina Fuel Oil Company Limited formed a joint venture called Orifuels Sinoven, S.A. to build and operate a production facility capable of producing up to 7.25 million metric tons by 2007. Orifuels Sinoven, S.A. is developing production facilities in two locations in Venezuela: the Morichal facilities and the Jose plant. As of December 2005, the Morichal facilities were approximately 82% complete and the Jose plant was approximately 93% complete.

Due to this new approach to the extra-heavy crude oil business, we have decided to suspend development plans for all other production facilities. We completed the Orifuels Sinoven complex in April 2006.

Our Orimulsion® production capacity is currently 6.5 million metric tons per year (or approximately 41 mmbls per year). Our net production in 2004 was approximately 3.2 million metric tons (or 20 mmbls), as compared to 5.2 million metric tons (or 35 mmbls) in 2003.

Table 21 - 2004 Sales distribution of Orimulsion® by geographic location

Geographic location	% of sales
Canada	28
Korea	22
Japan	16
Guatemala	12
China	10
Italy	8
Others	4

The following table sets forth certain production, revenue and capital expenditure figures relating to our Orimulsion® business for the periods indicated:

Table 22 - Orimulsion® key statistics
At or for the year ended Dec. 31,
($ in millions, unless otherwise indicated)

	2004	2003	2002

Raw material production (m metric tons)	3,329	3,426	4,041
Production (m metric tons)	3,184	5,175	5,451
Orimulsion sales volume (m metric tons)	3,082	5,201	5,575
Consolidated revenues	213	186	186
Net property, plant and equipment	444	537	544
Capital expenditure	54	18	9

Overview of Main Projects 100% Owned by PDVSA

Complejo Industrial Gran Mariscal de Ayacucho (CIGMA) Project. The natural gas produced offshore in Plataforma Deltana, Mariscal Sucre and other gas projects in the northeastern region will be gathered and processed onshore in the hub and industrial complex, CIGMA, to be located near the city of Guiria, in Sucre state in the North East of Venezuela. The first stage includes the establishment basic services, dock services, port services, general services, corridors services, roads and security and housing areas. The total cost of the project is estimated at $344 million, and the income to complete the project will come from the sale of land lots for industrial use. At December 31, 2004, total investmets in this project amounted to $4 million.

The Anaco Gas Project. The objective of the Anaco Gas Project is to satisfy the internal demand for gas. This project includes designing and building the facilities anticipated to yield a production of 2,400 mmcfd of gas and 35 mbpd of associated light crude oil when completed. The project is being developed in two phases, with start up operations (Phase I) capable of producing 2,016 mmcfd of gas, anticipated to commence in 2007. We expect the production capacity of this project to reach 2,400 mmcfd of gas by 2008 (Phase II). The total estimated capital investment for this project is $732 million.

In a probable Phase III, project installations will reach a production capacity of 2,700 mmcfd of gas, according to PDVSA’s Opportunities Portfolio 2003-2022. At December 31, 2004, total investment in this project amounted to $118 million.

The ICO Project. The objective of this project is to connect Venezuela’s central and eastern (Anaco-Barquisimeto) and western (Ule-Amuay) natural gas transmission systems with a view to:

•	facilitate the supply of gas to the western region of Venezuela;

•	expand the delivery of gas to other regions and cities within the country; and

•	promote industrial and commercial development in the areas along the gas transmission pipeline to be built in connection with this project.

We expect to construct 300 km of gas pipeline of 36-inch & 30-inch, running from Morón to Río Seco and three compression stations. This project has two phases: Phase I includes construction of 70 km of a 36-inch diameter gas pipeline running from Quero to Río Seco and five (5) automatic valve stations; and Phase II includes construction of 230 km of a 30-inch diameter gas pipeline running from Quero to El Manglar and three (3) compression stations located at Altagracia, Los Morros and Morón. The engineering of Phase I was completed by the end of the third quarter 2003; the construction of this phase was completed by the end of the first quarter of 2005. With respect to Phase II, the construction of 12 km of a 30-inch diameter gas pipeline was completed by the last quarter of 2005; the construction of the compression stations will start in the fourth quarter of 2007. This infrastructure allows a gas supply ranging between 450 and 520 mmcfd, with an installed capacity of 155,000 Horse Power ISO at different levels of discharge pressure between 1,000 and 1,200 psi.

We expect to invest approximately $413 million in this project and anticipate its completion by December 2007. At December 31, 2004, total investment in this project amounted to $47 million.

The Jose 250 Project. The main purpose of this project is to provide all the required infrastructure for gas conditioning and processing of the associated gas produced from the operational Eastern Areas of Anaco (San Joaquín) and North of Monagas (Jusepín and Pirital) in order to satisfy domestic market demand and supply injection gas for secondary oil recovery processes of North Monagas oil fields.

We expect to build three new Liquid Extraction Plants with a total capacity to process 2,350 mmscfd, one fractionation unit with capacity to fraction 50,000 bpd of LNG, expansion of the marine terminal of the Jose Condominium and construction and expansion of LNG pipelines. Phase I of the project will be completed in 2007 and Phase II in 2008. We will have an additional production of 32 mbpd of LNG in 2007, reaching a total of 75 mbpd of LNG in year 2008. In 2005, the engineering studies continued in progress. The estimated total investment for the project is $664 million. The investment for the year 2004 totaled $151,000. There were no investments in 2003.

The Complejo Cryogenic de Occidente Project. The development of the Complejo Cryogenic de Occidente project is one of the main projects included in the 2006-2012 Business Plan of PDVSA-Western Division. Its objective is to optimize the natural gas scheme processing in the Western region of Venezuela by increasing the ethane and LNG production. This project is expected to reduce significantly the operation and maintenance costs of current plants, allowing a better expansion of the gas business in the area.

The proposed scheme will yield a production of 35 mbpd of Ethane for Pequiven - El Tablazo and 70 mbpd of LNG, decreasing substantially the country’s western processing cost and promoting the LNG business growth.

The estimated capital investment for the project is $600 million. Main facilities include two extraction trains, each with a capacity of 475 mmscfd of gas, one gas fractionating train with installed capacity of 35 mbpd and offsite facilities. The investment for the year 2004 amounted to $15 million and $11 million for the year 2003. At December 31, 2004, total investment in this project amounted to $15 million.

The Integral Ceuta-Tomoporo Project. The main purpose of the Integral Ceuta-Tomoporo project is to maximize the recoverable crude oil reserves value of Ceuta - Tomoporo, through exploiting the B-superior Eocene formation, which has estimated reserves of 1,000 mmbls of 23.6° API crude oil. The reservoir was discovered in 1988.

This project also has an impact on the sustainable economic development of its area of influence. Our 2006-2012 business plan activities include drilling 6 vertical and 47 inclined producing wells, together with 21 injector wells. In 2004 we drilled 3 vertical and 7 inclined wells. In 2005, we constructed one flow station, 21 km of crude oil and gas pipelines, roads and a cluster platform. Total investment costs throughout the project life (2004-2021) will be approximately $1,200 million, with an average crude oil production of 90 to 277 mbpd. Net present value expected from this project totals $3,257 million. At December 31, 2004, total investment in this project amounted to $174 million.

The Mariscal Sucre for Liquefied Natural Gas Project. The Mariscal Sucre for Liquefied Natural Gas project is aimed at developing and exploiting reserves of non-associated offshore gas and condensate in the North Paria Fields (the five fields of Rio Caribe, Mejillones, Mejillones South, Patao and Dragon) in the north coast of Venezuela. In addition, the Project involves the construction of a liquefied natural gas plant, for projected gas production of 1,200 mmcfd and for the processing of 4.7 million metric tons per year (mmt/y) of LNG and 300 mmcd of methane gas. This methane gas will be use to meet domestic demand, and the remainder is expected to be exported. The investment required for the development of the offshore fields, the LNG plant and the associated infrastructure is estimated at $2.7 billion. At December 31, 2004, total investment in this project amounted to $12 million.

Deep Conversion Project at Puerto La Cruz Refinery. This project involves the revamping of distillation units DA-1 and DA-2 in order to process 80 and 90 mbpd of Merey heavy crude oil, respectively. It also involves the construction of a 130 mbpd vacuum distillation unit, and a 50 mbpd deep conversion plant based on Venezuelan technology: HDH PLUS. The refinery will lead to minimum production of residuals, as well as increased production of gasoline, jet A-1, diesel, in compliance with international environmental quality standards. Basic engineering efforts are currently under way. IPC is planned to start by 2008. Refining operations are expected to commence by 2010.

Deep Conversion Project at El Palito Refinery. This project involves the development of all engineering phases to install new distillate hydrotreater and reforming units, and a deep conversion unit, taking into account the impact in industrial services, storage, docking capacity, tankage, and auxiliary plants, all of which will imply a major refinery expansion. The primary objective is to increase refinery processing of 22° API gravity crude oil, minimizing residual production and increasing high quality product yields, by 2010.

Deep Conversion Project at CRP Complex. A visualization study has been initiated to identify process routes to increase the processing capacity of heavy feedstocks at this Complex.

New Refinery Projects: Cabruta, Batalla de Santa Ines and Caripito. Cabruta refinery is being designed to process 400 mbpd of 8.5° API gravity crude oil from the Orinoco Oil Belt. It is also designed to produce high quality refined products such as gasoline, distillates and jet fuel for export. As it is planned, it will have a deep conversion unit, based on HDH PLUS technology. The refinery will be located in Cabruta in the south of Guarico State. Operations will be starting by 2011. Batalla de Santa Ines refinery is being designed to process 50 mbpd of 28° API gravity Guafita Blend. It is aimed to satisfy regional fuel market demand. Its process scheme configuration does not involve deep conversion processing. Operations are expected to begin by 2010. Caripito refinery is designed to process 50 mbpd of heavy Venezuelan eastern crude. It will be oriented to satisfy asphalt and fuels regional demand. Operations are expected to begin by 2009.

Antonio Ricaurte Trans-Caribbean Gas Pipeline. The Antonio Ricaurte Trans-Caribbean gas pipeline will be operated by PDVSA and the state oil corporation of Colombia, ECOPETROL. The gas pipeline is designed to connect the Caribbean with the Pacific region, through Panama and Central America. On July 8, 2006, construction began on the first section of the gas pipeline, which will extend from Puerto de Ballena in Colombia to the eastern coast of Lake of Maracaibo in Venezuela. The first phase of this gas interchange program will start up in 2008. The gas pipeline will have an approximate cost of $335 million and an approximate length of 225 kilometers, which includes 90 kilometers in Colombia and 135 kilometers in Venezuela. During the first four years of operation, the gas pipeline will be used to transport 150 million cubic feet of methane gas per day from Puerto de Ballenas in Colombia to Venezuela, where the gas will be used for the operation of the electrical plants Rafael Urdaneta and Ramon Laguna in the Western Coast of Lake of Maracaibo. From the fifth year of operation onward, Venezuela will be able to export to Colombia from 150 to 200 million cubic feet per day of methane gas, meeting Venezuela’s obligations to the rest of the countries of the region under its energy integration policy.

Transportation and Infrastructure

Pipelines and Storage. We have an extensive transportation network in Venezuela consisting of approximately 3,113 km in total of crude oil pipelines (over 28 pipelines), with a throughput capacity of approximately 6,340 mbpd of crude oil. These pipelines connect production areas to terminal facilities and refineries. We have a network of gas pipelines in Venezuela totaling approximately 3,781 km, with a throughput capacity of 2,748 thousand cubic meters per day. Our network is comprised of the Western and East Central systems, stretching from Lake Maracaibo, Zulia to Punto Fijo, Falcón and from Puerto Ordaz, Bolívar to Barquisimeto, Lara. We also have a network of 1,179 km of products pipelines with a total flow capacity of approximately 831 mbpd.

The main purpose of the Mariscal Sucre Project is the development of the North Paria fields, in the northeast of Venezuela, to produce non-associated natural gas and condensate from five fields (Rio Caribe, Mejillones, Mejillones South, Patao and Dragon).

We maintain total crude oil and refined products storage capacity of approximately 30 mmbls and 74 mmbls in Venezuela, respectively, including tank farms, refineries and shipping terminals, of which approximately 16.3 mmbls are available at our refineries. Our terminal facilities are comprised of nine maritime ports as well as two river ports. A new terminal facility was completed at the Jose Complex in 2003.

In addition to the storage and terminal facilities in Venezuela, we maintain storage and terminal facilities in the Caribbean, located in Bonaire, the Bahamas, and Curaçao, with an aggregate storage capacity of 50 mmbls as of December 31, 2004. The Curaçao oil terminal, which is leased from the Netherlands Antilles government, had a storage capacity of approximately 15 mmbls at December 31, 2004.

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

Shipping. At December 31, 2004, PDV Marina, a wholly owned subsidiary of PDVSA, owned and operated 21 tankers with a total capacity of approximately 1,348 mdwt with an average age at December 31, 2004 of approximately 15 years.

During 2004, average shipments of crude oil and refined petroleum products amounted to approximately 1,391 mbpd, of which 437 mbpd were shipped by our own tankers and the remainder by chartered tankers.

PDVSA achieved the certification of its ships and docks to the International Safety Code of Ships and Port Installations (PBIP), which entered in effect on July 1, 2004. Accordingly, we carried out a project which included risk evaluations, training, and equipment procurement, among other tasks. Investments of $278,783 were capitalized in 2004 for purchases of security and communications equipment for the tankers. The certifications of the ports are available on the Internet (http://www2.imo.org/ISPSCode).

Research and Development

INTEVEP is our wholly owned subsidiary responsible for research and technology support. Its overall mission is to create and sustain a competitive advantage for PDVSA through efficient and effective development, adaptation and application of technology. With 1,050 employees as of December 31, 2004, the research and development expenses for INTEVEP totaled $85 million in 2004, compared to $62 million in 2003 and $147 million in 2002. Its main strategic orientation is to generate integral technological solutions with special emphasis on exploration and production activities, refining and industrialization.

INTEVEP also develops new technologies and promotes cooperation and integration with the national technological and scientific sector. INTEVEP’s efforts are focused on key business areas. Among the main strategic objectives of INTEVEP are:

•	To support and improve composition of resources base incorporating new technologies through exploration, integrated studies and certification analysis;
•	To maximize recovery factor of reservoirs through technological development and acquisition of new knowledge for value creation;
•	To generate technological solutions in the heavy and extra-heavy oil business;
•	To support the development of offshore gas;
•	To adapt fuels to new quality and environmental regulations;
•	To support the optimization of operations in the refining process;
•	To promote operations that support PDVSA’s image as an environmentally-friendly company; and
•	To promote and support economical activities in the operating areas based on technology as a tool for national development.

During 2004, INTEVEP gave specialized technical assistance to the exploration business in eastern Venezuela in the areas of seismology, geology and geochemistry, in order to help that business discover new fields (Chaguaramal and Travis) that contained more than 355 million barrels in proved reserves. In the offshore area, the database for the Mariscal Sucre project was consolidated and several scenarios for production and transportation of gas toward national territory were simulated with state-of-the-art technology integrating surface facilities with subsurface reservoirs. At the same time, technical support was given to CVP in the generation of data packs used in the bid process for several Venezuelan Gulf blocks.

In the production area, technological support was given in the generation of several static models for the Furrial, Caripito and Pirital fields in eastern Venezuela. New injection schemes were defined for the improved recovery project WAG (Alternated Water and Gas injection) in Furrial. In the production of heavy and extra-heavy oil, technical support was given in the San Tomé area for drilling multilateral wells and also for evaluating the schemes of improved recovery through the technology SAGD (Steam Assisted Gravity Drainage).

In the gas production area, a new cyclone separator (gas-liquid), developed by INTEVEP, was installed in the Anaco field to increase production efficiency. Additionally, continuous technical support was given to PDVSA’s national and international refineries, especially during the programmed stoppage of several plants in the refineries of the CRP, El Palito and Puerto La Cruz. Visualization for three new refineries in Venezuela (Caripito, Santa Inés and Cabruta) was started.

We continued to develop products and technologies such as DISOL® (Gas-to-Liquid technology). New improvements in the DISOL® catalyst were made, and the construction of a GTL (Gas-to-Liquid) pilot plant was started. Further progress was made in the development of AQUACONVERSION®, a catalytic process used to produce synthetic crude from Morichal heavy oil and MISINT® (Solvent injection to upgrade oil quality).

During 2005, INTEVEP continued a pilot test for MISINT® in Morichal on an array of four wells. These results will be used to design a new module for production of 20,000 bpd. In addition, INTEVEP´s technology for deep conversion (HDHPLUS®) will be installed at the El Palito and Puerto La Cruz refineries. The basic engineering has already begun for both projects and production is expected to start in 2010.

Environmental and Safety Matters

Environmental. The majority of PDVSA’s subsidiaries, both in Venezuela and abroad, are subject to various environmental laws and regulations under which they may be required to make significant expenditures to modify their facilities and to prevent or remedy the environmental effects of waste disposal and spills of pollutants. In the United States and Europe, PDVSA’s operations are subject to various federal, state and local environmental laws and regulations, which may require them to take action to remedy or alleviate the effects on the environment of earlier plant decommissioning or leakage of pollutants.

PDVSA is taking important steps to prevent risks to the environment, people’s health, and the integrity of its installations. In 2005, PDVSA continued implementing its Integral Risk Management System (SIR-PDVSA®) throughout the company. The full deployment of this system is expected to be completed by 2009. This management system is based on international practices and standards, such as ISO 14001 for Environmental Management, ISO 18000 and British Standard BS 8800 for health and the Occupational Safety and Health Administration (OSHA)’s and American Petroleum Institute (API) for process safety. PDVSA has invested approximately $28 million and in addition, it would invest $18 million to complete the total implementation of SIR-PDVSA. In addition, PDVSA has an investment plan to comply with the appicable environmental regulations in Venezuela. This investment plan contemplates approximately $2,255 million in capital expenditure from 2004 through 2009, including the following: $1,150 million for product quality; $911 million for risk control at operating sites; $162 million for environmental compliance projects; and $32 million for other environmental-related investments. CITGO estimates expenditures of approximately $1.1 billion for environmental and regulatory capital projects from 2005 through 2009. During 2004, PDVSA incurred expenses for $40 million in Venezuela and $113 million in CITGO for capital improvements and other environmental issues relating to its operations.

Also, we have developed a plan to recover, recycle and transform the disposed waste, including abandoned installations of 13,973 oil pits, in order to transform them into financial and environmental assets. The plan has an expected duration of 12 years and started in 2001. As of December 2004, a total of 3,723 oil pits have been remedied. The 2004-2012 budgets to complete the plan total $408 million. The oil industry sabotage and operational stoppage that occurred in December 2002 and the first months of 2003 caused effects on the environment which, although difficult to quantify and assess, did impact negatively the surroundings of wells, plants and other facilities (see note 21 to our consolidated financial statements, included in “Item 18. Financial Statements”).

Additionally and as part of the environmental responsibility of PDVSA, there is a plan to remediate a total of 12,367 petroleum pits (excavations made on the soil surface to store oil sludge and / or drilling cuts). The plan has an expected duration of 12 years and started in 2001. As of December 2005, a total of 2,404 petroleum pits have been remediated. Based on the analysis of the detailed information available, PDVSA’s Corporate Management of Environment and Occupational Hygiene (AHO) estimated the liabilities relating to the cleansing of these pits and the attention to other environmental damages, and recognized expenses in the results of 2004 and 2003 for $99 million and $408 million, respectively. The balances of the accruals for environmental issues at December 31, 2004 and 2003 amounted to $587 million and $473 million, respectively.

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

CITGO’s Corpus Christi, a refinery in Texas, and current and former employees are being investigated by state and federal agencies for alleged criminal violations of federal environmental statutes and regulations, including the Clean Air Act and the Migratory Bird Act. CITGO is cooperating with the investigation. On August 9, 2006, a federal grand jury in Corpus Christi indicted CITGO and the former environmental manager at the Corpus Christi refinery for ten violations of the Clean Air Act for leaving water equalization tanks uncovered and incorrectly computing benzene emission amounts and for killing migratory birds. CITGO intends to vigorously defend itself and does not believe the resolution of this matter will have a material adverse effect on its financial condition or results of operations.

On June 19, 2006, the Lake Charles refinery experienced an environmental incident due to very heavy rainfall in the area. The runoff from the rainfall exceeded the capacity of the wastewater treatment tanks and system and ran into the Calcasieu River and ship channel. Emergency response efforts ended July 5, 2006 and clean up efforts continue. CITGO has insurance coverage for these types of events and has submitted a notice of loss to its insurance carriers due to the incidents including third party claims. The cost of clean up and claims related to the incident have not been completely determined, but it is expected that a substantial portion of the cost will be covered by insurance recoveries.

Safety. Due to the nature of our business, our operating subsidiaries and joint ventures are subject to stringent occupational health and safety laws in the jurisdictions in which they operate. As such, each of our subsidiaries and joint ventures maintains comprehensive safety, training and maintenance programs with the help of international and recognized leading authorities in this area. Our management believes that our activities are conducted substantially in compliance with all applicable laws.

4.c	Organizational structure

PDVSA was formed by the Venezuelan government in 1975, and conducts its operations through its Venezuelan and international subsidiaries.

Through December 31, 1997, we conducted our operations in Venezuela through three main operating subsidiaries, Corpoven, S.A., Lagoven, S.A. and Maraven, S.A. In 1997, we established a new operating structure based on business units. Since then, we have been involved in a process of transforming our operations with the aim of improving our productivity, modernizing our administrative processes and enhancing the return on capital. The transformation process involved the merger of Lagoven, S.A. and Maraven, S.A. into Corpoven S.A., effective January 1, 1998, and renaming the combined entity PDVSA P&G. In May 2001, we renamed PDVSA P&G “PDVSA Petróleo” and by the end of 2002, certain nonassociated gas assets were transferred to PDVSA Gas.

Additionally, we have also made several adjustments within our organization in order to enhance internal control of our operations, to improve on our governance model and to align our operating structure with the long-term strategies of our shareholder. These adjustments consist primarily of the adoption of a new framework of operating structure that increases the involvement of our board of directors in our activities, and, at the same time, enhances PDVSA’s operational flexibility.

Below is a summary of the significant changes that have occurred within our main subsidiaries and affiliates:

PDVSA Petróleo: This is the core business of PDVSA. Its operations have not been changed and only its administrative structure has been adjusted. The most recent change for this affiliate was the restructuring of the Exploration, Production, Refining, and Marketing and Supply corporate units.

Carbozulia: In January 2004 net assets of this company amounting to $116 million were transferred to Corpozulia “Corporación de Desarrollo de la Región Zuliana”, a fund promoting regional development. PDVSA still holds some guarantees related to two joint venture agreements (Carbones del Guasare and Carbones de la Guajira) previously established by Carbozulia.

Palmaven: This subsidiary was completely transformed. Its new role is to promote the national social development through educational, health and job creating initiatives, directed to the poorest sectors of the Venezuelan society. Its previous activities related to environmental services were transferred to the HSE (health, safety and environment) organizations of other operating affiliates and the participation of Palmaven in 14 agricultural joint ventures are being evaluated in order to be sold or transferred.

BITOR: Its Board of Directors has been instructed to minimize the production of Orimulsion®, to complete the production facilities of its joint venture Orifuels Sinoven, to comply with its supply agreements and to close its international marketing joint ventures. PDVSA, from now on, will apply most of these reserves to the production of extra-heavy crude oil.

Cied: This non-profit association used to provide training services to the different affiliates of PDVSA. Currently, this function has been decentralized and affiliates are free to contract their training services. Its personnel were redistributed to other organizations within PDVSA. Furthermore, the PDVSA’s Board of Directors approved to start the process of liquidation of this entity on October 10, 2005.

PDVSA Trading: This subsidiary was created to manage commodity price risk associated with crude and refined products businesses. It has been deactivated due to a redefinition of PDVSA’s refining and marketing strategy. Some administrative steps are being taken prior to its definitive closure.

PDVSA Gas: Since August 2003, the gas production activities and the strategic projects Plataforma Deltana, Mariscal Sucre and Cigma have been delegated to the PDVSA’s Exploration and Production division, whereas the LNG activities have been delegated to PDVSA’s Refining division. Some administrative and operating activities and personnel of PDVSA Gas are being moved to the eastern region of the country.

CVP: This subsidiary continues managing all matters related to mixed enterprises such as The Orinoco Belt Joint Ventures, Operating Service Agreements, Operating Agreements and P&GI Investments. Additionally, it has a new responsibility regarding the administration of various funds, among which “FONDESPA”, a trust created to finance social projects, which will be funded by extraordinary revenues coming from higher oil prices.

Interven: This subsidiary was reorganized in order to manage all business derived from the Cooperation Agreement signed between South American countries and Venezuela. PDVSA began working with the Argentinean energy company Enarsa, to evaluate upstream and downstream business opportunities in Argentina, as well with companies in Uruguay, Bolivia and more recently China.

Pequiven: Pequiven was transferred to the Ministry of Energy and Petroleum pursuant to the Petrochemical Act dated December 1, 2005 and to the approval of PDVSA’s shareholder on January 20, 2006.

DELTAVEN: This subsidiary distributes refined products within the domestic market. It maintains its own distribution network and has positioned itself well with wholesalers and retailers. Its strategy includes gaining better position within the distribution chain through improvements of its service stations and truck float.

PDV Caribe: This subsidiary was assigned the objective of attending to the operational guidelines set forth in the Petrocaribe Energy Cooperation Agreement, signed between the National Executive and Caribbean countries. The activities of PDV Caribe will be directed fundamentally towards operating in the areas of the Caribbean, especially in the exploration and production of crude oil, the import and export of hydrocarbons and derivative products, refining of hydrocarbons and the production of petroleum products, among other things.

PDV UK, S.A.: On January 20, 2006, the PDVA’s Board of Directors approved the closing of PDV UK, S.A. in accordance with the corporation's strategic plans.

International subsidiaries: We continue reviewing the strategic and financial performance of our international assets. In this sense, we are evaluating the net contribution to PDVSA of our subsidiaries and affiliates CITGO, Ruhr Oel, Nynas, The Bahamas Oil Refining Company International Limited (BORCO) and, Bonaire Petroleum Corporation N.V. (BOPEC), in order to optimize the return of our international portfolio.

For the time being, PDVSA’s Board of Directors is not considering any further changes to its organizational structure.

Our most important subsidiaries and affiliates at December 31, 2004 and our percentage of equity capital (to the nearest whole number) are set out below. The principal country of operation is generally indicated by the company’s country of incorporation:

Table 23 - Principal subsidiaries and affiliates of PDVSA

Companies	% Owner- ship	Principal Activities	Country of Incorporation

AB Nynäs Petroleum	50	Refining and marketing	Sweden
Bonaire Petroleum Corporation N. V.	100	Storage	Netherlands Antilles
Chalmette Refining, L.L.C.	50	Refining	United States
CITGO Petroleum Corporation	100	Refining, marketing and transportation	United States
Corpoguanipa, S.A.	100	Production, upgrading and marketing	Venezuela
Corporación Venezolana del Petróleo, S.A.	100	Exploration and production	Venezuela
Deltaven, S.A.	100	Marketing (in Venezuela)	Venezuela
Hovensa, L.L.C.	50	Refining	U.S. Virgin Islands
Intevep, S.A.	100	Research and development	Venezuela
Lyondell-Citgo Refining L.P.	41	Refining	United States
PDV America, Inc.	100	Refining, marketing and transportation	United States
PDV Europa B.V.	100	Refining and marketing	Netherlands
PDV Holding, Inc.	100	Refining, marketing and transportation	United States
PDV Insurance Company Ltd.	100	Insurance	Bermuda
PDV Marina, S.A.	100	Shipping	Venezuela
PDV Midwest Refining, L.L.C.	100	Refining and marketing	United States
PDVSA Cerro Negro, S.A.	100	Production, upgrading and marketing	Venezuela
PDVSA Finance Ltd.	100	Financing	Cayman Islands
PDVSA Gas, S.A.	100	Gas production, processing and distr.	Venezuela
PDVSA Petróleo, S.A.	100	Integrated oil operations	Venezuela
PDVSA Sincor, S.A.	100	Production, upgrading and marketing	Venezuela
Petroquímica de Venezuela, S.A.	100	Chemicals and petrochemicals	Venezuela
Petrolera Zuata, C.A.	49.9	Production, upgrading and marketing	Venezuela
Refineria Isla (Curazao), S.A.	100	Refining and Storage	Venezuela
Ruhr Oel GmbH	50	Refining and marketing	Germany
The Bahamas Oil Refining Co. Int. Ltd	100	Storage	The Bahamas

4.d	Property, plants and equipment

See generally our discussion in “Item 4.B Business overview.”

Item 5. Operating and Financial Review and Prospects

Effects, Losses and Damages resulting from the Work Stoppage and Other Events in the Petroleum Sector

During December 2002 and the first months of 2003, a series of national events significantly interrupted economic activities in Venezuela. A substantial group of workers from PDVSA and its Venezuelan subsidiaries abruptly initiated a work stoppage that interrupted the Company’s normal, ongoing operations in Venezuela, which continued despite requests made by management of the Company in the local media for them to return to their positions. PDVSA is of the opinion that this interruption of the activities, and related actions, constituted sabotage, and, accordingly, the Company has referred the matter to the competent authorities, including the General Prosecutor of the Republic, to establish responsibility for the damage resulting from these actions.

As stated, these events resulted in losses and damages, as well as a reduction in the country’s economic activities. The economic performance of PDVSA significantly affects some of the economic variables of the country, such as the gross domestic product (GDP), the generation of foreign exchange and the collection of taxes and other contributions (approximately 18%, 67% and 57%, approximately, of the national totals for the year ended December 31, 2003). Studies performed by the Ministry of Finance and the Central Bank of Venezuela (BCV) indicate that the reduction in activities of the country had an impact on the economy during the above mentioned period, including:

GDP decreased by 15.8% during the fourth quarter of 2002, and by 24.9% during the first quarter of 2003. In both quarters, the principal effect on the local economy was in the petroleum sector, where GDP fell by 25.9% and 39.3%, respectively. There was a significant reduction in the country’s fiscal income, which limited the capacity of the National Executive to execute its plans and programs. There was a reduction in international reserves and funds held by the FIEM. After this reduction the National Executive, together with the BCV, implemented exchange controls, with a view to limiting the negative effects on the local economy.

The interruption of the activities of PDVSA and its Venezuelan subsidiaries from December 2002, due to the absence of its workers resulted in an abrupt and significant interruption of PDVSA’s operations, which lead to losses and damages to PDVSA’s installations and affected the various activities of the Company. Also, these events resulted in a significant reduction in PDVSA’s production of oil and natural gas - mainly in its principal subsidiary, PDVSA Petróleo - and in a reduction in the exports of crude oil and products from Venezuela. Presented below is a comparison of the export volumes of PDVSA Petróleo for 2004, 2003, 2002 and 2001: The table below compares PDVSA’s monthly export volumes and year average price per barrel of exports.

Table 24 - PDVSA Petróleo’s export volume and price

	2004	2003 (1)	2002(1)	2001(2)
Monthly exports (Mbls)
January	72,224	15,535	81,841	93,580
February	75,049	30,380	73,424	82,980
March	73,671	62,055	74,527	92,567
April	72,049	66,734	59,595	82,843
May	74,450	51,481	66,501	86,470
June	71,031	108,028	74,467	82,833
July	77,317	65,973	85,352	90,853
August	73,438	70,344	89,638	86,880
September	72,097	62,610	82,691	79,035
October	69,451	82,475	87,754	83,981
November	72,958	68,326	74,823	81,191
December	77,222	76,777	19,860	83,058
Total	880,957	760,718	870,473	1,026,271

Average export price ($/Bl)	32.96	24.78	21.84	20.14

(1)	The work stoppage commenced in December 2002 and continued into 2003.
(2)	The management of PDVSA has determined that 2001 is the base year since it was not affected by the work stoppage.

During the period in which operations were interrupted, the Venezuelan government authorized PDVSA to purchase petroleum and diesel on the international market in order to meet the needs of the local market. These purchases were made at international prices, which were substantially higher than sales prices in the local market. The difference between the international purchase prices and the related sales prices realized in Venezuela cost the Company in 2003 of approximately $504 million.

The previously described events resulted from an unplanned interruption of the majority of the basic operations of PDVSA and its subsidiaries in Venezuela. These events damaged some installations - such as well, refineries, pipelines and terminals which needed to be repaired or remedied - and caused significant losses. Based upon an evaluation made by PDVSA, the total costs of these damages and losses were approximately $209 million.

All costs and expenses relating to these events, identified on the basis of the information available, were charged to PDVSA’s results of operations in 2003.

Below is a summary of some of the damages to the installations and equipment, based on reports prepared by the Company’s management and approved by the Board of Directors.

Exploration, Production and Upgrading. Some of the principal effects on PDVSA’s infrastructure were: damages to some information systems controlling certain operating activities related to productive oil wells; deterioration of operating equipment as well as instrumentation systems, well automation booths, electrical flow, dashboards and pumping systems, which interrupted production activities and delayed the restoration of operations. Some of these damages required the acquisition of new equipment and the implementation of special procedures to restore the production of crude oil and gas.

Refining, Supply and Marketing. The unscheduled stoppage of refineries caused damages and the malfunctioning of some equipment, which delayed their start-up and affected their operating capacity, mainly in the refineries located in the state of Falcon. Among the affected equipment were the sulphur recovery unit No. 3 at the Amuay refinery, the catalytic cracking plant at the Cardon refinery and the flexicocker unit at the Amuay refinery. Also, losses resulted from the payment of demurrage and penalties resulting from the anchoring of owned vessels and third party vessels at Venezuelan ports.

Other Effects on the Operations of PDVSA and its Venezuelan Subsidiaries. The interruption of operations also had other effects that, although they cannot be quantified or valued accurately, significantly affected the operations of PDVSA and its Venezuelan subsidiaries. Among other things, there were delays to the environmental remediation plans; the loss of sensitive operating information; interruption of the information systems; delays in compliance with obligations with creditors; a deterioration of PDVSA as a reliable supplier of oil; failure to comply with financial, legal and contractual obligations; loss of market share; delays in the execution of plans and projects; and the loss of human resources and intellectual capital with an average specialized experience of 15 years.

In addition to the effects and losses from damages resulting from the work stoppage on the Company’s operations, the financial and administrative systems in general were significantly affected. Consequently, there were weaknesses in the internal controls which affected the processing of financial and operational information of PDVSA and its Venezuelan subsidiaries, during December 2002 and an important part of 2003. During the affected period, PDVSA implemented alternative control systems and, among other actions, concentrated its efforts on filling key managerial positions and hiring and training new personnel to take charge of the information, financial, administrative and operating systems. The above resulted in delays in certain important accounting processes, impeding and delaying the delivery of financial reports both internally and externally.

As one of its principal objectives, the Company’s management plans to continue to fully restore its operations, and resolve the other outstanding matters resulting from these events. Measures taken include: strengthening the Company’s exploration, production and upgrading, refining, supply and marketing activities; strengthening the management structure of domestic and international businesses; executing a training plan for personnel working in the operating, administrative and financial areas; creating teams specialized in technology in order to implement an integrated financial information system; implementing a plan for the comprehensive evaluation and improvement of the internal control structure; as well as hiring external advisors for those activities required to support PDVSA’s operations.

Overview and Trends

Our consolidated financial results depend primarily on the volume of crude oil produced and the price levels for hydrocarbons. The level of crude oil production and the capital expenditures needed to achieve such level of production have been among the principal factors determining our financial condition and results of operations since 1990, and are expected to remain the principal factors in determining our financial condition and results of operations for the foreseeable future.

Historically, members of OPEC have entered into agreements to reduce their production of crude oil. Such agreements have sometimes increased global crude oil prices by decreasing the global supply of crude oil. Venezuela is a party to and has complied with such agreements, and we expect that Venezuela will continue to comply with such production agreements with other OPEC members. Since 1998, OPEC’s production quotas have resulted in a worldwide decline in crude oil production and substantial increases in international crude oil prices.

During 2004, the OPEC crude basket price increased by $7.95 per barrel, or 28%, from $28.10 per barrel in 2003 to $36.05 per barrel in 2004. The average price of our exports, including refined products, increased by $7.99 per barrel, or 32%, from $24.89 per barrel in 2003 to $32.88 per barrel in 2004.

Our total OPEC production quota increased from 2,647 mbpd in December 2003 to 3,107 mbpd in December 2004. Venezuela’s OPEC production quota increased by 113 mbpd to 3,223 mbpd in July 2005. By December 2005, the average price of the OPEC basket was $49.25 per barrel and the average price of the Venezuelan basket was approximately $41.39 per barrel.

At the 141st Extraordinary Meeting of the Ministerial Conference of OPEC on June 1, 2006, the Ministerial Conference decided to maintain OPEC’s production levels and to reaffirm “[OPEC’s] determination to guarantee that prices remain at acceptable levels.” The Conference participants noted that market fundamentals have stayed unchanged since its last review, with the market continuing to be oversupplied and crude and product stocks continuing to be at acceptable levels. The participants also agreed that oil prices are being affected by geopolitical tensions, the speculation on futures markets and the lack of global refining capacity in the medium- and long-term.

At the Consultative Meeting of the Conference of OPEC on October 19 and 20, 2006 in Doha, Qatar, the Conference decided to reduce production by 1.2 mmbpd from current production of approximately 27.5 mmbpd to 26.3 mmbpd effective as of November 1, 2006. The conference also fixed Venezuela’s reduction at mpbd. This interim arrangement will be reviewed at the next extraordinary meeting scheduled for December 14, 2006.

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

On February 5, 2003, the Venezuelan government established an exchange control regime, and fixed the exchange rates for the sale and purchase of foreign currency at Bs.1,600.00 to $1 and Bs.1,596.00 to $1, respectively.

The annual devaluation rate for 2004 was 20% and the inflation rate was 19%. On February 7, 2004 a new foreign exchange rate for the sale and purchase of foreign currency was established at Bs.1,920.00 to $1 and Bs.1,915.20 to $1, respectively. On March 2, 2005 a new foreign exchange rate for the sale and purchase of foreign currency was established at Bs.2,150.00 to $1 and Bs.2,144.60 to $1, respectively.

Table 25 - Exchange Rates (Bs./$)
As of Dec. 31,
	2005	2004	2003	2002
Exchange rates at year-end derived from exchange agreement with the BCV (Bs./$1) (see note 2 to our consolidated financial statements)	2,150.00	1,920.00	1,600.00	1,403.00
Average annual exchange rates (Bs./$1)	2,110.00	1,885.93	1,611.32	1,163.91
Interannual increments in the exchange rate (%)	12.00	20.00	14.04	82.18
Interannual increments in the CPI* (%)	14.36	19.18	27.10	31.22

* Consumer Price Index

Impact of Taxes on Net Income and Cash Flows

In accordance with Venezuelan income tax law, our income tax expense is based on our accounting records as recorded in bolivars. For fiscal purposes, Venezuelan companies are required to reflect the impact of inflation and the variations in the rate of the bolivar relative to the dollar and other foreign currencies by adjusting non-monetary assets and stockholder’s equity on their fiscal balance sheets. The Venezuelan income tax law considers any gain resulting from this adjustment as taxable income and any loss as a deductible expense. Such adjustments affect our taxable income and therefore the amount of our income tax liability in bolivars. When such tax liabilities are translated into dollars, the adjustments may create a material difference between the effective tax rate paid when expressed in dollars and the statutory rate in bolivars.

On May 24, 2006, an amendment to the Organic Hydrocarbons Law modified existing taxes and created new taxes as described below.

Royalty and Production tax: Venezuela’s new Organic Hydrocarbons Law came into effect in January 2002, which, among other things, increased the royalty tax rate from 16 2/3% to 30% based on the volume of extracted hydrocarbons. For mature reservoirs or extra-heavy crude oil from the Orinoco Belt, a tax rate within a 20% to 30% band was established. For natural bitumen, a tax rate within a 16 2/3% to 30% band was established, based on the profitability of reservoirs. This tax is fully deductible in determining net taxable income. On May 24, 2006, the Organic Hydrocarbons Law was updated and a Production tax was established at a rate of 33%, which is partially compensated with the royalty tax.

On November 30, 2005, MENPET and PDVSA Petróleo entered into an agreement to establish the terms for the payment of production tax on hyrdrocarbons exploitation and on participation in the extraction of associated substances, namely coque and sulfur, during the hydrocarbons upgrade and refining process. This agreement entered into effect on December 1, 2005.

Surface tax: This tax is calculated at the annual rate of 100 tax units for each square kilometer or fraction thereof. Surface tax is determined based on the concession area not under production, with an annual increase of 2% for five years and 5% in subsequent years.

General consumption tax: This tax is determined at a rate ranging between 30% and 50% of the price paid by the final customer, and is applicable to each liter of hydrocarbon-derived product sold in the domestic market. The consumption tax rate is determined annually.

PDVSA also is taxed on its own consumption, equivalent to 10% of the value of each cubic meter of hydrocarbon-derived product consumed as fuel oil in its operations, calculated based on the final sale price.

Extraction tax: This tax is calculated at a rate of one third of the value of all the liquid hydrocarbons extracted from an oil field (from the same base established by the Law for royalty calculation). The taxpayer may deduct from the amount to be paid what it will pay as royalty, including any additional royalty paid in advance.

Export registration tax: This tax is calculated at a rate of one thousandth of the value of all hydrocarbons exported from a port in national territory (based on the sale price of these hydrocarbons).

Income Tax

In January 2002, an amendment to Venezuelan income tax laws came into effect that reduced the income tax rate applicable to our Venezuelan subsidiaries engaged in the production of hydrocarbons and related activities from 67.7% to 50%.

On September 25, 2006, an amendment to the income tax laws, as published in the Official Gazette No. 38,529, provided for the following changes.

Article 11 previously excluded the Orinoco Oil Belt Associations from the income tax rate of 50%. Effective as of fiscal year 2006, Article 11 only excludes those companies, whether integrated or not, that carry out exploration and exploitation activities of non-associated gas or processing, transport, distribution, storage, commercialization and export activities of gas and their components and those companies devoted exclusively to the refining or upgrading of heavy and extra heavy crude oil.

Article 56 previously granted a tax discount equivalent to 8% of the amount of new investments and an additional 4% for investments in hydrocarbons recovery, gas conservation and hydrocarbon valuation. Effective as of fiscal year 2006, Article 56 provides a tax discount of 10% for investments in assets, programs and activities related to the conservation and protection of the environment. This discount does not apply to companies involved in the exploitation of hydrocarbons and related activities.

Value Added Tax (VAT): Prior to August 2004, Venezuela levied a wholesale tax (a form of value added tax) of 16% on domestic sales transactions. Between August 2004 and October 2005, Venezuela levied this tax at a rate of 15% and currently at the rate of 14%.

As an exporter, each of our Venezuelan operating subsidiaries is entitled to a refund for a significant portion of such taxes paid, which we classify on our balance sheet as recoverable value added tax. The Venezuelan government reimburses taxes through special tax recovery certificates, or CERTS. In 2001, we recovered $209 million through CERTs, and none during 2002, 2003, 2004 and 2005. In 2006, we recovered $647 million through CERT's.

PDVSA and some of its Venezuelan subsidiaries are entitled to a tax credit for new investments in property, plant and equipment of up to 12% of the amounts invested. In the case of PDVSA Petróleo, such credits, however, may not exceed 2% of its annual net taxable income and, in all cases, the carryforward period may not exceed three years.

Venezuela also levies a tax on corporate assets at a rate of 1% of the average value of a company’s assets, as adjusted for inflation at the beginning and end of each year. The tax is, in effect, a minimum income tax as it is only paid if the amount that would be due thereunder is greater than the income tax otherwise payable. However, this tax was repealed on August 10, 2004 and will not be required from that date on. See note 12 to our consolidated financial statements, included in “Item 18. Financial Statements.”

Effective March 2002, and for the term of one year, the Venezuelan government introduced a tax on certain banking transactions to be levied at a rate of 0.75%. In March 2003, the term was extended for one more year, and this tax was raised to a rate of 1.00% until June 2003, when the rate was reduced to 0.75%. The tax rate was reduced to 0.50% from December 2003 and at the beginning of February 2006 this tax was eliminated.

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

A summary of the tax effects on PDVSA’s consolidated operations for the years ended December 2004, 2003 and 2002, is as follows:

Table 26 - Income, production and other taxes
Year ended Dec. 31
($ in million)
	2004	2003	2002
Income taxes	4,753	1,602	149
Production and other taxes	9,247	6,428	5,748
	14,000	8,030	5,897

For the year ended 2004, PDVSA expensed $14,000 million in taxes, compared to $8,030 million in 2003, representing an increase of 74%. Also, the effective income tax rate increased from 35.1% in 2003 to 51.8% in 2004. This reduced effective tax rate in 2003 is due principally to the effects of the reversal of a valuation allowance in 2003 corresponding to prior year tax credits utilized during 2003. See note 12 to our consolidated financial statements, included in “Item 18. Financial Statements.”

Basis of Presentation

Our operations are conducted mainly in the international market for crude oil and refined products. Therefore, the dollar is our reporting currency. See note 1b to our consolidated financial statements, included in “Item 18. Financial Statements.”

5.a	Operating Results

Executive Summary

PDVSA is vertically integrated in the petroleum, gas, refining and marketing businesses. We explore and produce hydrocarbons in Venezuela and mainly, sell crude oil to the United States and Canada, the Caribbean, Europe, South America, and Asia. Also, we refine crude oil and other feedstocks in Venezuela and abroad, into a variety of products which include gasoline, diesel, fuel oil, and jet fuel, petrochemicals and industrial products, lubricants and waxes, and asphalt. Products are transported from our refineries primarily by tankers, pipelines and barges and then through terminals to our customers. These products are sold to wholesale marketers, convenience stores, airlines and to other manufacturers as feedstock.

We evaluate the operating performance of our upstream business based on the following factors:

•	The number of active rigs, production levels by field, recovery factors;
•	The incorporation of crude oil and gas reserves, reservoirs energy levels; and
•	Quantity and quality of key professionals such as petroleum engineers and geologists.

We evaluate operating performance of our downstream business by:

•	Utilization rates of the refinery and petrochemical equipment;
•	The yield of products from crude oil input; and
•	The cost of other key components such as natural gas and electricity.

We evaluate our financial performance by focusing on:

•	Benchmarking;
•	Refining margin;
•	Return on capital employed and economic value added;
•	Free cash flow;
•	Operational costs per barrel of oil produced; and
•	Gross margins, etc.

We evaluate the performance of our specialty products such as petrochemicals and lubricants against the alternate use value of the hydrocarbons used to produce these products. In most cases, this alternate use value relates to the price of gasoline. Also, we take into consideration our international and domestic markets supply percentages.

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

Regarding our downstream business, we are investing in increasing refining capacity, product enhancement and environmental compliance in Venezuela and abroad, expanding our markets in Latin America, the Caribbean and Asia, and improving the efficiency of our refining processes and marketing activities.

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

The most difficult challenges for PDVSA’s management in the medium term are the optimum maintenance of oil reservoirs and production facilities, investing in exploration programs to increase reserves, increasing availability of gas in western Venezuela and changes in product quality specifications. Tier II Gasoline, Ultra Low Sulfur Diesel, Group II and III Lube base oils and high performance asphalts are being required by the marketplace over the next four to six years. Some of these products are being directly mandated by regulatory agencies, while others are the indirect result of regulations. Ultimately our customers will require all of these products in addition to others not currently defined.

The challenges to being able to supply this new generation of products include planning and executing multi-million dollar capital projects primarily for refinery and oil and gas projects, financing these projects, and adjusting operating practices and procedures to assure reliable, high quality supplies to our customers. These objectives must be accomplished without impacting our profit and efficiency improvement initiatives.

PDVSA continues to evaluate technical improvements, and believes that by increasing our implementation of high technology offshore drilling and production, 4D exploration and new quality fuels production capabilities, we will benefit from technical improvements over time.

The crude oil and refined products businesses are inherently volatile. The primary business risk for any company engaged in these businesses is a sudden and radical movement in market prices. Another major risk in the oil market is operational risk, which is the risk of mechanical failure and/or human error related to any operating asset. A final area of risk is political risk. In the short term, geopolitical actions could upset the supply-demand equation, affecting prices of crude oil and/or products and thus creating market upsets. Over the longer term, changes in laws or regulations could radically increase the cost of being in the oil business. Political risk associated with increased regulation can only be addressed on an issue specific basis. PDVSA is constantly monitoring statutory and regulatory trends which might affect business in the countries where it operates.

Operating risk is first addressed at PDVSA by an advanced risk management system and by stringent operating practices and procedures. However, in addition to striving for operational excellence, PDVSA carries significant levels of property damage and business interruption insurance.

Political risk is an issue that must be accepted and managed once a business has committed capital investments in a certain country. However, PDVSA’s large and diverse production, refining and distribution systems provide the flexibility to react to crude oil and refined product shortages or surpluses, should they occur. For example, CITGO’s Gulf Coast refineries are complex and flexible enough to process almost any type of crude oil traded on the world market. PDVSA operates important crude oil and product storage facilities and terminals in Venezuela, Europe, the Caribbean and in various locations in the United States, in case it becomes necessary to further supplement the supply of crude oil or products. Additionally, PDVSA is reducing its political and commercial risk by diversifying its customer portfolio and by investing in refining capacity in new markets. In this regard we are evaluating business opportunities in Asia (India and China), South America (Brazil, Uruguay and Argentina), and the Caribbean (Jamaica and Cuba).

In Venezuela, PDVSA is addressing the risk of operating in an economy characterized by years of improper wealth distribution, which in turn created several accumulated economic imbalances, by contributing to the general social wellbeing through various programs designed to complement the governmental action on social issues, such as strategic food supply, education, housing, health and job creation. For such programs, PDVSA disbursed approximately $546 million, $4,355 million and $8,100 million in 2003, 2004 and 2005, respectively.

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

As noted above, the production of lower sulfurs content fuels and higher quality lubricant base stocks and asphalts is definitely a trend for the future. The high capital requirements associated with facilities equipped to produce these products may lead to the further consolidation of refining capacity. PDVSA will continue to monitor these trends and will take advantage of economic opportunities as they occur.

Major uncertainties for PDVSA generally coincide with market and political risks. While PDVSA cannot forecast the future of the crude oil and refined product markets and political actions which may affect it, the Company can prepare itself for potential contingencies. PDVSA believes it is prepared to adjust to most market contingencies in ways that will not have a significant negative impact on its performance or future by maintaining adequate levels of financial liquidity and debt, by assuring that its asset distribution is flexible by having multiple sources of supply and a diversified customer portfolio and by monitoring and analyzing the market on a continuous basis.

Even though PDVSA went through great difficulties imposed by the 2002 work stoppage that paralyzed operations, financial systems and caused significant losses, financially, 2003 and 2004 were good years for PDVSA as a result of a positive recuperation effort, sustained production capacity, a high utilization rate of refining capacity, excellent safety performance and favorable market conditions.

As PDVSA continues to emphasize the importance of efficient operations and its commitment to safety, we will again take advantage of expected favorable market conditions in 2006. However, PDVSA operates in an industry subject to volatility in earnings. Conditions can change quickly and results may differ substantially from management’s expectations. In addition, reactions to perceived credit risks by PDVSA’s suppliers and creditors could affect the Company’s liquidity should credit lines or payment terms be restricted.

PDVSA has sufficient liquidity (defined as cash from operations, available borrowing capacity and access to accounts receivable sales facilities) to maintain its current operations, to complete capital projects that are underway and reduce its outstanding debt. Estimated capital expenditures for 2006 are approximately $7,566 million. Liquidity, defined as cash and cash equivalents, at 2004 year-end was approximately $1,748 million. PDVSA reduced its net financial debt in 2004 and 2005 in order to have less stringent covenants on its crude oil sales and in order to improve its overall financial risk management. PDVSA may issue new debt in 2006 in order to finance the construction of some projects.

Results of Operations 2004 compared to 2003

Production

All of our crude oil and natural gas production operations are located in Venezuela. PDVSA’s production of crude oil and liquid petroleum gas averaged 2,899 mbpd in 2004, a 12% increase from 2,595 mbpd produced in 2003. Of this total of 2,899 mbpd, 27% was light crude oil and condensates, 35% was medium crude oil, 32% was heavy and extra-heavy crude oil and the remaining 6% was liquid petroleum gas. Our production of natural gas (net of amounts re-injected) was 3,819 mmcfd in 2004 compared to 3,432 mmcfd in 2003. In 2004, our natural gas production capacity reached 7,453 mmcfd and natural gas liquid production capacity totaled 270 mbpd. Our crude oil production capacity was 3,700 mbpd in 2004 compared to 3,529 mbpd in 2003.

The net output of refined petroleum products (including output representing our equity interest in refineries held by our affiliates in the United States and in Europe) was 2,923 mbpd in 2004, as compared to 2,700 mbpd in 2003. Of this total, 1,301 mbpd (45%) was produced in our Venezuelan refineries (including the Isla Refinery in Curaçao), 1,349 mbpd (46%) was produced by the refineries in the United States, and the remaining 273 mbpd (9%), was produced by our interests in the European joint ventures.

Total Revenues

Total revenues increased $17,147 million, or 37%, from $46,589 million in 2003 to $63,736 million in 2004, due mainly to the increase in export sales of 36%.

Net Sales

Net sales increased $16,485 million, or approximately 36%, from $46,210 million in 2003 to $62,695 million in 2004. This was due mainly to an increase in average sales price of approximately 31%, from an average price per barrel of $32.08 in 2003 to $42.11 in 2004. See “Item 3.a Selected Financial Data” and the table captioned “PDVSA’s Consolidated Sales Volume” under “Item 4.b Business overview.”

Export Revenues of Crude Oil and Refined Products

Exports represented 80% of our sales volumes. Our exports increased in volume by approximately 13% from 2,150 mbpd in 2003 to 2,434 mbpd in 2004, due to an increase of the exports of crude oil in 126 mbpd, which represents an increase of 8% from 2003 to 2004. Additionally refined products increased 158 mbpd, which represents an increase of 31% from 2003 to 2004. The average export price per barrel for Venezuelan crude oil, refined petroleum products and liquid petroleum gas was $32.88 in 2004, compared to $24.89 in 2003, representing a 32% increase.

The following table sets forth the primary markets for Venezuelan crude oil, refined petroleum products and liquid petroleum gas for 2004 and 2003.

Table 27 - Export sales by geographical area 2004 vs. 2003
(mbpd, except as otherwise indicated)

	2004	2003	Increase
United States and Canada	1,301	1,183	10%
Caribbean and Central America	777	675	15%
South America & Others	356	292	22%

We export all of the crude oil that we produce that is not processed in our Venezuelan refineries (including at the Isla Refinery in Curaçao). Of our total exports of 2,434 mbpd in 2004, 1,774 mbpd were exported (including to the Isla Refinery in Curaçao) as crude oil and 660 mbpd were exported as refined petroleum products. For the purpose of calculating export volumes, we treat crude oil processed in the Isla Refinery in Curaçao as an export of crude oil from Venezuela and do not treat the sale of refined petroleum products from the Isla Refinery as an export of refined petroleum products from Venezuela.

Sales Revenues of International Subsidiaries

In 2004, the total volume of crude oil and refined petroleum products that we sold exceeded our total production of crude oil and liquid petroleum gas. Our total production of crude oil and liquid petroleum gas was 3,807 mbpd in 2004, as compared to 3,784 mbpd of total sales of such products in 2003. PDV America, through its wholly owned subsidiaries (primarily CITGO), generates most of the sales in excess of our crude oil and liquid petroleum gas production, because it purchases crude oil and refined petroleum products from third parties (including affiliates) for supply to the refining and marketing network in the United States. Total sales of refined petroleum products by PDV America were approximately 1,749 mbpd in 2004, compared to 1,807 mbpd in 2003, and its purchases of crude oil from us totaled approximately 347 mbpd in 2004, compared to 336 mbpd in 2003. PDV America’s revenues increased to $32,028 million in 2004 from $25,216 million in 2003, due to an increase in average sales price of 31% and a decrease in sales volume of 9%.

Domestic Sales

We sold 485 mbpd of refined petroleum products (including liquid petroleum gas) domestically in 2004, as compared to 432 mbpd sold domestically in 2003. We also sold 354 mbpd of oil equivalent of natural gas, compared to 302 mbpd sold in 2003. Unit sales prices of refined petroleum products increased 13%, from $6.61 per barrel in 2003 to $7.44 per barrel in 2004, and unit sales prices of natural gas increased from $0.61 per MCF, or $3.20 per boe, in 2003 to $0.74 per MCF, or $4.29 per boe, in 2004.

Petrochemical and Other Sales

Our net sales for 2004 included $1,517 million from sales of petrochemicals, bitumen and coal, a 42% increase compared to $1,071 million of revenues from sales of these products in 2003. This increase in net sales is mainly because of the 2003 stoppage while in 2004 it was able to continue operations through the whole year. Furthermore, petrochemical prices were higher in 2004 than in 2003.

Equity in Earnings of Non-consolidated Investees

Equity in earnings of non-consolidated investees increased 175% to $1,041 million in 2004 from $379 million in 2003. This resulted primarily from higher earnings reported by the affiliates Hovensa, Lyondell-Citgo, Petrozuata and Chalmette.

Costs and Expenses

Purchase of Crude Oil and Products

Our purchase of crude oil and products increased by 21% from $21,016 million in 2003 to $25,448 million in 2004, primarily due to an increase of purchases from third parties as a consequence of the reduction in transfers from PDVSA Petroleo. We also purchased an average of 64 mbpd and 55 mbpd of refined products and crude oil for our Venezuelan operations, during 2004 and 2003, respectively. Other purchases of crude oil were made to meet our supply commitments. Through CITGO, we purchase crude oil and refined petroleum products from third parties (including affiliates) to supply our refining and marketing networks in the United States.

Operating Expenses

Our operating expenses increased by $4,596 million or 47%, from $9,338 million in 2003 to $13,685 million in 2004 due to an increase in refining costs for our subsidiary CITGO and an increase in production, labor, contractor, and services costs. In addition, $2,402 million of the increase in our operating expenses was related to an increase in the price of feedstock.

Total refining costs represented 46% and 42% of our total operating expenses for 2004 and 2003, respectively. Costs incurred at our Venezuelan refineries (including the Isla Refinery) represented 8% of our total operating expenses in 2004 and 8% of our total operating expenses in 2003.

Exploration Expenses

Our total exploration expenses were $60 million in 2004, compared to $27 million in 2003. The increase in exploration expenses is attributable to an increase in exploratory activities, particularly with respect to acquisition of 2D and 3D seismic lines. We added 319 mmbls of proved crude oil reserves from newly discovered reserves in 2004 compared to 162 mmbls from newly discovered reserves in 2003. We conducted exploratory drilling of five wells in 2004, compared to seven wells in 2003.

Asset Impairment

Asset impairment decreased from $296 million in 2003 to $6 million in 2004. There was no significant variation in the results of the asset impairment study in 2004.

Financing Expenses

Financing expenses decreased by 27% to $456 million in 2004 from $627 million in 2003. The decrease in financing expenses resulted mainly from the net decrease in outstanding indebtedness of approximately $3,295 million.

Social Programs Expenses

Social programs expenses increased $ 993 million or 399% from $249 in 2003 to $1,242 million in 2004 mainly due to new contributions and social missions made during 2004 as a result of the national government guidelines. See note 19 to the financial statements.

Results of Operations 2003 compared to 2002

Production

Our production of crude oil and liquid petroleum gas averaged 2,595 mbpd in 2003, a 8% decrease from 2,832 mbpd produced in 2002 due basically to the work stoppage that affected PDVSA in December 2002 and the first months of 2003. By November 2002, we were producing about 3,300 mbpd and by January 2003, our production had fallen to an average of 800 mbpd. Of this total of 2,595 mbpd, 29% was light crude oil and condensates, 35% was medium crude oil, 30% was heavy and extra-heavy crude oil and the remaining 6% was liquid petroleum gas. Our production of natural gas (net of amounts re-injected) was 3,432 mmcfd in 2003 compared to 3,672 mmcfd in 2002. In 2003, our natural gas production capacity reached 7,453 mmcfd and natural gas liquid production capacity totaled 270 mbpd. Our crude oil production capacity was 3,529 mbpd in 2003 compared to 3,674 mbpd in 2002. All of our crude oil and natural gas production operations are located in Venezuela.

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

Export Revenues of Crude Oil and Refined Products

In 2003 exports represented 57% of our sales volumes. Our exports decreased in volume by approximately 11% from 2,411 mbpd in 2002 to 2,150 mbpd in 2003, due basically to the work stoppage that affected PDVSA during the first quarter 2003. PDVSA declared a Force Majeure on its supply contracts in December 2002, which was lifted in March 2003. The average export price per barrel for Venezuelan crude oil, refined petroleum products and liquid petroleum gas was $24.89 in 2003, compared to $21.94 in 2002, representing a 13% increase.

The following table sets forth the primary markets for Venezuelan crude oil, refined petroleum products and liquid petroleum gas for 2003 and 2002.

Table 28 - Export sales by geographical area 2003 vs. 2002

	2003	2002	Increase (Decrease)
	(mbpd, except as otherwise indicated)

United States and Canada	1,183	1,269	(7)%
Caribbean and Central America	675	739	(9)%
South America & Others	292	403	(38)%

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

Sales Revenues of International Subsidiaries

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

Domestic Sales

In 2003, we sold 432 mbpd of refined petroleum products (including liquid petroleum gas) domestically, compared to 420 mbpd sold domestically in 2002. We also sold 302 mbpd of oil equivalent of natural gas, compared to 324 mbpd sold in 2002. Unit sales prices of refined petroleum products decreased 2%, from $6.73 per barrel in 2002 to $6.61 per barrel in 2003, and unit sales prices of natural gas decreased from $0.71 per mcf, or $4.34 per boe, in 2002 to $0.61 per mcf, or $3.20 per boe, in 2003. Between December 2002 and March 2003, PDVSA imported and sold 14.5 million barrels of gasoline and diesel in Venezuela due to the shut down of our local refineries affected by the work stoppage.

Petrochemical and Other Sales

Our net sales for 2003 included $1,071 million from sales of petrochemicals, bitumen and coal, an 11% decrease compared to $1,201 million of revenues from sales of these products in 2002. This decrease in net sales is due primarily to a 34% decrease in volumes produced, as a consequence of lower feedstock supply from PDVSA, which in turn was unable to deliver due to the 2003 work stoppage.

Equity in Earnings of Non-consolidated Investees

Equity in earnings of non-consolidated investees increased 41% to $379 million in 2003 from $268 million in 2002. This resulted primarily due to higher earnings reported by the affiliates Hovensa, Petrozuata and Chalmette.

Costs and expenses

Purchase of Crude Oil and Products

Our purchase of crude oil and products increased by 17% from $17,956 million in 2002 to $21,016 million in 2003, primarily due to an increase of purchases from third parties as a consequence of the reduction in transfers from PDVSA Petroleo. We also purchased an average of 55 mbpd and 61 mbpd of refined products and crude oil for our Venezuelan operations, during 2003 and 2002, respectively. Other purchases of crude oil were made to meet our supply commitments. Through CITGO, we purchase crude oil and refined petroleum products from third parties (including affiliates) to supply our refining and marketing networks in the United States. As previously discussed, we imported 14.5 million barrels of gasoline and diesel at a cost of around $640 million to supply local market during the work stoppage that affected our refineries during the last quarter of 2002 and the first quarter of 2003.

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

Exploration Expenses

Our total exploration expenses were $27 million in 2003, compared to $133 million in 2002. The decrease in exploration expenses is attributable to a decrease in exploratory activities, particularly with respect to acquisition of 2D and 3D seismic lines. Nevertheless, we added 162 mmbls of proved crude oil reserves from newly discovered reserves in 2003 compared to 135 mmbls from newly discovered reserves in 2002. We conducted exploratory drilling of seven wells in 2003, compared to ten wells in 2002.

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

5.b	Liquidity and Capital Resources

Liquidity

Our liquidity needs are attributable to our exploration and development of hydrocarbon reserves, our production, processing and refining activities and our maintenance of machinery and equipment, each of which require substantial capital investments and operating expenses. We must continue to invest capital to maintain or increase the number of hydrocarbon reserves that we operate and the amount of crude oil that we produce and process. We generally rely on funds provided by our operations to meet these needs. We expect to meet our capital expenditure requirements primarily through cash flows generated from our operations. We have borrowings under our loan agreements and credit facilities and, from time to time, we also may pursue financing alternatives in the international capital markets. In our opinion, we have sufficient working capital for our present requirements. As we go through a period of high crude prices and refining margins, we feel confident that our operating activities will provide enough funds to pursue our short term goals.

Cash Flows from Operating Activities

For the year ended December 31, 2004, PDVSA’s net cash provided by operating activities totaled $8,483 million, primarily reflecting $4,409 million of net income, $2,829 million of depreciation and depletion, $6 million of asset impairment, $605 million dividends received from non-consolidated investments, $1,049 million of payments for employee termination, pension and other postretirement benefits, less equity in earnings of non-consolidated investments of $1,041 million, less $524 million of deferred income taxes and changes in working capital of $1,150 million.

Cash Flows from Investing Activities

Net cash used in investing activities totaled $4,960 million for 2004, resulting from $ 2,960 million of capital expenditures, plus net movements on restricted cash of $2,089 million, which includes principally transfers to the FEM fund and a trust in the Social and Economic Development Bank of Venezuela of $2,032 million and funds for the project in the Orinoco Belt of $208 million off set by reductions in the liquidity account of PDVSA Finance of $153 million.

For the three-year period ended December 31, 2004, our capital expenditures were as follows:

Table 29 - Capital expenditures 2004 - 2002
At or for the year ended Dec. 31,
($ in millions)
	2004	2003	2002
In Venezuela:
Exploration and Production	1,912	1,276	1,556
Refining	345	237	365
Petrochemicals and others	457	99	83
	2,714	1,612	2,004
Foreign-Refining	246	357	739
	2,960	1,969	2,743

Restricted Cash

FEM (formerly the FIEM). In October 2001 and 2002, and January and April 2003, the Venezuelan government introduced reforms to the FIEM Law and, among other changes, suspended the contributions for the last quarter of 2001 and the years 2002 and 2003. In June 2002, the board of directors of the FIEM and the National Assembly authorized PDVSA to withdraw up to $2,445 million. During 2003, the National Government and the National Assembly (Congress) authorized PDVSA to withdraw $1,430 million from the funds deposited in the FIEM. As of December 31, 2003, these funds have been utilized completely by PDVSA.

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

The deposits made to the FEM may be used in the event of a decrease in the fiscal income provided by petroleum, a decrease in the income provided by the oil and by-products exports as compared to the average of such income collected during the last three calendar years, or in the event of a national state of emergency. In the event that funds from the FEM become available, PDVSA will be able to withdraw an amount that will not exceed seventy-five percent (75%) of the difference between the estimated income for that period and the average of such income collected during the last three calendar years, upon the approval of the Board of Directors of the FEM and the opinion of the Permanent Finance Commission of the National Assembly. Likewise, a maximum resources accrual level is established for PDVSA consisting of 30% of the average oil exports during the last three years. Any excess funds will be transferred to the Fondo de Ahorro Intergeneracional. However, if PDVSA is required to execute special investment plans for the management and expansion of its operations, it may use part of such excess, upon the approval of the Stockholder’s Assembly.

In December 2004, the FEM had total funds of $705 million, including $7 million of accrued interest. See note 4 to our consolidated financial statements, included in “Item 18. Financial Statements.”

Funds for Extra-heavy Crude Oil Projects in the Orinoco Belt. The funds for the extra-heavy crude oil projects in the Orinoco Belt correspond to restricted cash that cannot be utilized in the operations of the subsidiary of PDVSA Petróleo. The funds, deposited mainly in money market accounts in financial institutions abroad, are restricted in order to comply with commitments related to the financing received for the development of these projects.

Trusts in BANDES. The trusts created in the Bank for Social and Economic Development of Venezuela (known by its Spanish acronym as BANDES) consist of the following:

•
Trust for Programs and Projects of Housing and Infrastructure Development. On August 21, 2003, the subsidiary CVP and BANDES signed a contract of trusteeship, the objective of which is the administration and investment of the trust fund in operations, adjusted to the principles of liquidity, security and profitability. This trust fund will attend to the commitments acquired by CVP for the implementation of programs and projects for housing and infrastructure development, established through the agreements that were signed with designated public organizations, and will be recognized as expenditures as the projects are implemented. The trust fund, approved by the Board of Directors on August 25, 2003, consisted of contributions of 480 billion bolivars, equivalent to $300 million, and will have duration of one year, automatically renewable for equal periods. During 2004, the Company has made contributions of 960 billion bolivars, equivalent to $500 million, and has made payments of $116 million which correspond to reimbursable payments that are registered in long-term accounts receivable, as agreed in the signed contracts of cooperation for the transfer and reimbursement of resources between the implementing entities and PDVSA. As of December 31, 2004 and 2003, this fund has generated interest of $24 million and $2 million respectively and has generated expenses for trust fund commissions and other expenses in 2004 of $127 million.

•
Trust for the Programs and Projects related to Ezequiel Zamora Fund for Agricultural Investment. On March 10, 2004, the subsidiary CVP and BANDES signed a trust fund contract, the objective of which is the administration and investment of the trust fund in operations, adjusted to the principles of liquidity, security and profitability. This trust fund will attend to the commitments acquired by CVP for the implementation of programs and projects for agricultural development, established through the agreements that were signed with the designated public organizations, and will be recognized as expenditures as the projects are implemented. This trust fund, approved by the Board of Directors on January 15, 2004, was constituted in dollars, with $600 million, payable in bolivars, through partial contributions. During 2004, the Company has made payments of $429 million which correspond to reimbursable payments which are registered in long-term accounts receivable, as agreed in the signed contracts of cooperation for the transfer and reimbursement of resources between the implementing entities and PDVSA. As of December 31, 2004, this has generated $5 million in net financial revenues and has generated expenses for trust fund commissions and other expenses of $275 million.

•
Trust for Programs and Projects of the Works, Goods and Services destined for the Development of Infrastructure, Agricultural Activity, Highways, Health and Education (FONDESPA). In May 2004, the subsidiary CVP and BANDES signed a fiduciary contract, the objective of which is the administration and investment of the trust fund in operations, adjusted to the principles of liquidity, security and profitability. This trust fund will attend to the commitments acquired by CVP related to the implementation of programs and projects for the development of education, health, agriculture, industry and highways, among others. The trust fund is named Fondo para el Desarrollo Económico y Social del País (FONDESPA), comprising extraordinary income, net of royalties and taxes provided by the export of crudes and refined products exceeding the average price of $23 per barrel. This fund is comprised of an initial contribution of $1,000 million, and a contribution in bolivars equivalent to $1,000 million. As of December 31, 2004, payments for $464 million were made of which $240 million correspond to reimbursable payments which are registered in long-term accounts receivable, $23 million that has been assumed as costs by the subsidiary and as agreed in the contracts of cooperation for the transfer and reimbursement of resources between the implementing entities and PDVSA. As of December 31, 2004, this has generated $13 million in net financial revenues and has generated expenses for Fiduciary commissions and other expenses of $242 million.

As part of the support to various social programs established by the National Government, during 2005 and 2006, the following trust contracts were subscribed:

•
On April 12, 2005, the Board of Directors of CVP approved the establishment of a trust among CVP, BANDES and Fondo de Desarrollo Agropecuario, Pesquero, Forestal y Afines (FONDAFA), to execute projects and programs of the Bolivarian missions and other social projects established through agreements with designated public organizations. This trust fund was established with an initial contribution of $30 million, with a duration of one year, renewable automatically for similar periods. During 2005, PDVSA transferred $72 million to this trust.

•
On April 26, 2005, the Board of Directors of CVP approved the establishment of a trust among CVP, BANDES y FONDAFA to finance the cooperatives of the Vuelvan Caras Mission, established through agreements with designated public organizations. This trust was established with contributions of $88 million, with a duration of one year, renewable automatically for similar periods. During 2005, PDVSA transferred $88 million to this trust.

•
On June 21, 2005, the Board of Directors of CVP approved the creation of a trust between CVP and BANDES in order to finance sustainable development projects to be executed in the east and west of the Country through agreements to be signed with the designated public entities. This trust was incorporated with an initial contribution of $611 thousand and will have a duration of one year, extendable automatically for equal periods. During 2005, PDVSA transferred $5 million to this trust.

•
On July 26, 2005, the Board of Directors of CVP approved the establishment of a trust between CVP and BANDES to execute programs and projects for the Sowing and Production Plan 2005, through agreements with designated public organizations. This trust was established with an initial contribution of $70 million with a duration of one year, renewable automatically for similar periods. During 2005, PDVSA transferred $326 million to this trust.

•
On October 8, 2005, CVP’s Board of Directors approved the incorporation of a trust between CVP and the Banco del Tesoro, Banco Universal in order to finance the operations of the Empresas de Producción Social (EPS) (social production companies), by means of loans recoverable under special conditions to finance infrastructure projects, acquisition of capital goods, access to technology, obtaining qualified resources and training until achieving economic autonomy and improving their operating efficiency. This will allow them to fulfill their obligations with the trust in order to guarantee the financing of other EPS’s. This trust was incorporated with an initial contribution of $100 million and will have a one-year duration, extendable automatically for equal periods. During 2005, PDVSA transferred $100 million to this trust.

•
On January 13, 2006, the agreement for the incorporation of a trust between CVP and Banfoandes, Banco Universal, C.A., was approved by the Board of Directors of CVP on January 10, 2006, for the creation of the Investigation Fund, Development and Innovation, as an economic support mechanism, not reimbursable, addressed to entrepreneurs, inventors, associations, micro, small and middle sized companies and the networks of productive innovation, which will carry out the development phases of prototypes and short research and development (R&D) projects. This trust was incorporated with an initial contribution of $50 million and with a one-year duration, extendable automatically for equal periods.

•
On March 7, 2006, an agreement for the incorporation of a trust was subscribed between CVP and Banco del Tesoro, C.A., Banco Universal, and approved by the Board of Directors of CVP for the implenmentation of “Ciencia Misión”. This trust was incorporated with an initial contribution of $438 million, dated August 25, 2006, and it was decided to reduce the trust amount to $230 million and, the remaining amount was reserved for other social programs upon authorization of the National Government. This trust will have one-year duration, extendable automatically for equal periods.

•
On March 13, 2006, the agreement for the incrporation of a trust was subscribed between CVP and Banco del Tesoro, C.A., Banco Universal, and approved by the Board of Directors of CVP on March 7, 2006, for execution of the Plan Vialidad 2006. This trust will be incorporated with an initial contribution of $47 million, with a one-year duration, extendable automatically for equal periods.

•
On April 7, 2006, for the incorporation of a trust was subscribed between CVP and Banco del Tesoro, C.A., Banco Universal, and approved by the Board of Directors of CVP on October 8, 2005, for the creation of a Social Fund for health, education, housing and contributions to the communities in a state of extreme social exclusion, and other social plans and projects presented in the social offers by PDVSA’s contractors. This trust will be incorporated with an initial contribution of $465 million with a one-year duration, extendable automatically for equal periods.

•
On April 7, 2006, the agreement for the incorporation of a trust was subscribed between CVP and Banco del Tesoro, C.A., Banco Universal, and approved by the Board of Directors of CVP on March 13, 2006, for the creation of the Fondo Social Fronterizo, in order to make the necessary payments to finance social projects for education, health, water supply, among others, to be carried out in frontier areas. This trust will be incorporated with an initial contribution of $595 thousand with a one-year duration, extendable automatically for equal periods.

•
On April 28, 2006, the agreement for the incorporation of a trust was subscribed between CVP and Banco del Tesoro, C.A., Banco Universal, and approved by the Board of Directors of CVP on April 18, 2006, for the execution of works in the electrical sector nationwide to support the Barrio Adentro II Misión. This trust will be incorporated with an initial contribution of $9 million with a one-year duration, extendable automatically for equal periods.

•
On May 24, 2006, the agreement for the incorporation of a trust was subscribed between CVP and Banco del Tesoro, C.A., Banco Universal, and approved by the Board of Directors of CVP on May 23, 2006, for the creation of the Fondo de Garantías Nacionales, to guarantee individual credits, mining technology and telecommunication sectors, among others. This trust wil be created with an initial contribution of $50 million with a one-year duration, extendable automatically for equal periods.

•
During 2006, PDVSA transferred funds for social programs for approximately $298 million to Programs and Projects for Housing and Infrastructure Development, $349 million to Programs and Projects related to the Ezequiel Zamora Fund for Agricultural Investment, $229 million to FONDESPA and $6,136 million to FONDEN (see note 2, 4 and 23-g).

•
During 2005, PDVSA transferred $689 million to “Programs and Projects for Housing and Infrastructure Development” and $2,000 million to FONDESPA (see note 4 to our consolidated financial statements, included in “Item 18. Financial Statements”).

During 2005, PDVSA’s Board of Directors decided to waive the rights, including those as the beneficiary, that it had over the trusts Programs and Projects for Housing and Infrastructure Development and Programs and Projects related to the Ezequiel Zamora Fund for Agricultural Investment. Thus, since 2005, PDVSA’s contributions to the trusts are recognized directly as social development expenses, when the disbursements are made. The trustees and the new beneficiaries are responsible for administration of the fund. As a result of this decision these trust contracts were modified and the amounts registered as restricted cash, accounts receivable and long-term accounts receivable and other assets at December 31, 2004 were recognized as social development expenses during 2005 (see note 4, 9 and 19 to our consolidated financial statements, included in “Item 18. Financial Statements”).

Cash Flows from Financing Activities

Consolidated net cash used in financing activities totaled approximately $4,713 million, resulting primarily from advances of dividends of $1,302, debt repayments of $3,911 million and $616 million of proceeds from issuance of debt.

As of December 31, 2004, PDVSA had an aggregate of $3,720 million of indebtedness outstanding maturing on various dates through 2033. Our subsidiary CITGO also has credit facilities of $260 million available at December 31, 2004.

In 2003, we paid dividends of $2,326 million and we declared $2,594 million in dividends. See note 15 to our consolidated financial statements, included in “Item 18. Financial Statements.”

At the Stockholders’ Meeting on July 26, 2005, dividends were declared for $1,302 million. Also, during 2005, with the stockholder’s approval, advances on account of dividends of $1,317 million were paid.

At the Ordinary Stockholders Meeting on June 20, 2006, dividends were declared for $1,317 million to the Bolivarian Republic of Venezuela, with charge to retained earnings at December 31, 2004.

The Venezuelan government reimburses taxes through special tax recovery certificates, or CERTs. In 2006, we recovered $647 million through CERTs.

Secured Revolving Credit Facility - CITGO entered into a $1.15 billion, five-year, secured revolving credit facility in November 2005 to replace the $260 million, three-year, unsecured revolving credit facility that was to mature in December 2005. There was no outstanding balance under the secured revolving credit facility at December 31, 2005. The unused portion of the secured revolving credit facility is subject to a quarterly commitment fee ranging from 15 to 50 basis points or 17.5 basis points at December 31, 2005.

Senior Secured Term Loan - CITGO entered into a $700 million senior secured term loan agreement in November 2005. The proceeds from the loan were used to redeem the 6% senior notes and the 11.375% senior notes due in 2011, approximately $136 million of the 7.875% senior notes due in 2006, the private placement senior notes and the master shelf agreement senior notes. The senior secured term loan due in 2012 has a variable interest rate based on the senior secured debt rating. The interest rate at December 31, 2005 was LIBOR plus 137.5 basis points or 5.4%.

Shelf Registration - Senior Notes - On October 13, 2005, CITGO announced cash tender offers for all of its outstanding 7.785% senior notes due 2006 and 6% senior notes due 2011 (see note 14 to our consolidated financial statements, included in “Item 18. Financial Statements”).

On October 14, 2005, the Company sent notices of its election to redeem prior to their stated maturity dates the following debt securities:

•	all of its outstanding 11.375% senior notes due 2011;
•	all of its outstanding 9.30% private placement senior notes due 2006; and
•	all of its outstanding master shelf agreement senior notes due 2006 through 2009 with interest rates ranging from 7.17% to 8.94%.

On November 15, 2005, CITGO entered into an agreement for a $1.85 billion senior secured credit facility, which consists of the five-year revolving credit facility in the amount of $1.15 billion and the seven-year term loan of $700 million, both described above (collectively referred to as the “credit facility”). The credit facility is secured by CITGO’s interests in its Lake Charles, Louisiana and Corpus Christi, Texas refineries; its trade accounts receivable and its inventories and is subject to covenants typical for secured financing.

In connection with the November 2005 senior secured credit facility, the Company redeemed the following debt (in millions of dollars):

7.875% Senior notes due 2006	136
6% Senior notes due 2011	250
11.375% Senior notes due 2011	7
9.30% Privide placement Senior notes due 2006	23
7.17% to 8.95% Senior notes under master shelf agreement	165
581

In connection with the redemptions, CITGO incurred approximately $32 million of financing costs, of which approximately $25 million relates to redemption premiums.

In October 2004, CITGO issued $250 million of 6% unsecured senior notes due October 15, 2011. In connection with the November 2005 senior secured credit facility, CITGO redeemed all of the 6% unsecured senior notes. CITGO recorded, as charges to interest expense in 2005, $13 million tender premium, $5 million unamortized fees and $1 million unamortized discounts in connection with the redemption of these notes. On February 27, 2003, CITGO issued $550 million aggregate principal amount of 11.375% unsecured senior notes due February 1, 2011. In connection with this debt issuance, CITGO repurchased $50 million principal amount of its 7.125% senior notes due 2006. On July 25, 2003, CITGO made a $500 million dividend payment for the purpose of enabling its parent, PDV America, to make the principal repayment of $500 million, 7.875% senior notes due August 1, 2003.

On October 22, 2004, CITGO issued $250 million of 6% unsecured senior notes due October 15, 2011. In connection with this transaction, CITGO redeemed approximately $540 million principal amount of its 11.375% senior notes due 2011 as part of a tender offer for such notes. In December 2004, CITGO made a dividend payment of $400 million to its parent, PDV America.

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

On August 2, 2004, PDVSA’s subsidiary PDVSA Finance completed its tender offer and consent solicitation for its outstanding notes. Holders of an aggregate of 96.34% of the $2.6 billion in principal amount of the notes, tendered and delivered their consent pursuant to the tender offer and to an amendment to certain provisions of the Senior Indenture. The total of the notes repurchased was $2.5 billion. This transaction provided PDVSA with more capital flexibility in order to finance its Business Plan. The results of the tender offer and the consent solicitation were as follows:

Table 30 - 2006 PDVSA Finance Tender Offer

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

On April 11, 2006, PDVSA Finance redeemed all amounts outstanding under its 9.375% bonds due 2007, 6.80% bonds due 2008, 9.75% bonds due 2010, 8.50% bonds due 2012, 7.40% bonds due 2016, 9.95% bonds due 2020 and 7.50% bonds due 2028. As a result PDVSA Finance no longer has any securities registered with the U.S. Securities and Exchange Commission.

The carrying value of the above mentioned debt prior to redemption amounted to $83.1 million, which was redeemed for $95.7 million, and the redemption premium of $12.6 million was paid by PDVSA Petróleo.

Since the redemption of all of PDVSA Finances and CITGO’s outstanding bonds in April 2006 and November 2005, respectively, none of them are currently rated by the credit rating agencies.

Capital Resources

During 2003, PDVSA, through CVP and as part of the process to support the social projects carried out by the National Government, donated to Venezuela $251 million in non-cash materials purchased from the counterparty to the energy cooperation and integration agreement. This donation was expensed during 2003 and is included in costs and expenses. The debt created by CVP’s purchases from this counterparty was later paid through an offset of trade accounts receivable due from an affiliate of the counterparty. The trade accounts receivable that were offset were generated by sales made in connection with the Caracas energy cooperation and integration agreement, Convenio de Cooperación y de Integración Energética de Caracas, that had been transferred from PDVSA Petróleo to CVP.

In support of social projects established by the National Government during 2004, PDVSA incurred expenses of $1,242 million in 2004, which are included in the consolidated statement of income. See note 19 to our consolidated financial statements, included in “Item 18. Financial Statements.”

5.c	Research and development, patents and licenses

As of December 31, 2004, the amounts that we have spent on our research and development activities have not been material. See “Item 4.B Business overview—Research and Development” and note 1(o) to our consolidated financial statements, included in “Item 18. Financial Statements.”

5.d	Trend information

The following table sets forth our planned capital expenditures by geographic locations for the period 2005-2007:

Table 31 - Capital expenditures 2005 - 2009
At or for the year ended Dec. 31,
($ in millions)

	2005	2006	2007	2008	2009
Venezuela	3,878	7,566	10,370	11,548	15,303
United States	515	475	475	475	475
Europe and Caribbean	223	203	203	203	203
	4,616	8,244	11,048	12,226	15,981

Our capital expenditures in Venezuela for 2005 were as follows: $2,749 million for exploration and production, $280 million for refining and marketing, $744 million for natural gas projects, $105 million for petrochemicals and others. Our planned capital expenditures for 2006 in Venezuela are as follows: $4,485 million for exploration and production, $980 million for refining and marketing, $1,556 million for natural gas projects, $80 million for petrochemicals and others and $465 million for equity investments in our Orinoco Belt. The capital expenditures for our international subsidiaries and affiliates are principally to comply with increasingly stringent environmental laws affecting their operations. The original 2006 capital expenditure budget for Venezuela of $8,104 million has been revised to $7,566 million.

CITGO markets gasoline through agreements with independent marketers and does not own or operate any of the CITGO branded locations. As the volume required to meet CITGO’s obligations to its independent marketers exceeds the capacity of its refinery production, CITGO purchases significant quantities of refined products from affiliated and non-affiliated suppliers to offset the shortfall. In July 2006, CITGO decided to discontinue supply to its independent marketers in parts of the Midwest, Kentucky, Oklahoma and northern Texas by the end of March 2007 in order to more closely balance CITGO’s production and obligation to marketers. CITGO is exiting these markets in compliance with the U.S. Petroleum Marketing Practices Act, which governs the termination and non-renewal of branded motor fuel supply agreements.

5.e	Off-balance sheet arrangements

Not applicable.

5.f	Tabular disclosure of contractual obligations

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

The following table summarizes future payments for PDVSA’s contractual obligations at December 31, 2004.

Table 32 - Future payments for PDVSA’s contractual obligations
($ in million)

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt	3,720	1,004	817	653	1,246
Capital lease obligations	73	8	16	16	33
Operating leases	1,179	241	421	337	180
Estimated crude purchase obligations (1)	13,003	2,719	4,114	4,114	2,057
Estimated product purchase obligations	12,164	4,413	3,359	4,392	(*	)
Other commitments	4,850	785	1,132	1,033	1,900
Total Contractual Cash Obligations	34,989	9,170	9,859	10,545	5,416

(1)	Obligations for Ruhr Oel
(*)	PDVSA, through CITGO, intends to continue purchasing a portion of its refined product supply from related parties.

We also have various agreements for supplies with various companies, which are summarized as follows (thousands of barrels a day):

Table 33 - Crude supply agreements (mbpd)

Company	Delivery obligation	Year of termination

Ruhr Oel	237	2022
Nynäs Petroleum	57	2005
Lyondell-Citgo	230	2011
Chalmette Refining	90	Duration of the strategic association period
ConocoPhillips	172	2020
Hovensa	270	Between 2008 and 2022
Hamaca Marketing Company	129	Duration of the strategic association period
	1,185

Critical Accounting Policies

The preparation of financial statements in conformity with Generally Accepted Accounting Principles (GAAP) in the United States of America requires that management apply accounting policies and make estimates and assumptions that affect results of operations and the reported amounts of assets and liabilities. Actual outcomes could differ from the estimates and assumptions used. The following areas are those that management believes are important to the financial statements and which require significant judgment and estimation because of inherent uncertainty.

Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed. A reduction in our crude oil production or export activities or a decline in the prices of crude oil and refined petroleum products for a substantial period of time may materially and adversely affect our operations, cash flow, and financial results. We review for impairment long-lived assets and certain identifiable intangibles, to be held and used, whenever events indicate that the carrying amount of an asset may not be recoverable.

Our review of impairment of an asset is based on a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flow, an impairment charge is required for the amount by which the carrying of the asset exceeds the fair value of the asset.

Environmental Expenditures. The costs to comply with environmental regulations are significant. Environmental expenditures that relate to current or future revenues are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations and do not contribute to current or future revenue generation are expensed. We constantly monitor our compliance with environmental regulations and respond promptly to issues raised by regulatory agencies. Liabilities are recorded when environmental assessments and/or cleanups are probable and the costs can be reasonably estimated. Environmental liabilities are not discounted to their present value. Subsequent adjustments to estimates, to the extent required, may be made as more refined information becomes available.

Litigation. PDVSA and its subsidiaries and joint ventures are involved in various lawsuits and claims arising in the normal course of their businesses. External and internal legal counsel continually review the status of these lawsuits and claims. These reviews provide the basis from which we determine whether or not to record accruals for potential losses. Accruals for losses are recorded when, in management’s opinion, such losses are probable and reasonably estimable. If known lawsuits and claims were to be determined in a manner adverse to PDVSA, and in amounts greater than our accruals, then such determinations could have a material adverse effect on our results of operations in a given reporting period.

Oil and Gas Reserves. All the crude oil and natural gas reserves located in Venezuela are owned by Venezuela. Crude oil and natural gas reserves are estimated by PDVSA and reviewed by the Ministry of Energy and Petroleum, using reserve criteria which are consistent with those prescribed by the American Petroleum Institute (API) and the U.S. Securities and Exchange Commission. Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Accordingly, these estimates do not include probable or possible reserves. Our estimates of reserves are not precise and are subject to revision. We review these crude oil and natural gas reserves annually to take into account, among other things, production levels, field reviews, the addition of new reserves from discoveries, year-end prices and economic and other factors. Proved reserve estimates may be materially different from the quantities of crude oil and natural gas that are ultimately recovered.

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

In September 2004, the FASB issued FASB Staff Position EITF 03-1-1 “Effective Date of Paragraphs 10-0 of EITF Issue No. 03-1” (FSP EITF 03-1-1). FSP EITF 03-1-1 delays the effective date for the measurement and recognition guidance contained in paragraphs 10-20 of EITF 03-1. The disclosure requirements of EITF 03-1 remain effective for fiscal years ending after June 15, 2004. No effective date for the measurement and recognition guidance has been established in FSP EITF 03-1-1. During the period of delay, FSP EITF 03-1-1 states that companies should continue to apply current guidance to determine if an impairment is other-than-temporary.

In September 2004, the FASB’s Emerging Issues Task Force issued EITF Abstract 03-13 “Applying the Conditions in Paragraph 42 of FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, in Determining Whether to Report Discontinued Operations” (EITF 03-13) to provide guidance on applying SFAS 144, “Determining Whether to Report Discontinued Operations” SFAS 144 discusses when an entity should disclose a “component” as discontinued operations. Under SFAS 144, a component should be disclosed as discontinued operations when continuing cash flows are eliminated and when there is no significant continuing involvement with the component. EITF 03-13 provides additional guidance on factors to consider in evaluating what constitutes continuing cash flows and continuing significant influence. This Statement is effective for fiscal periods beginning after December 15, 2004.

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

In December 2004, the FASB issued FASB Staff Position No. 109-2, “Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004” (“FSP FAS 109-2”). The American Jobs Creation Act introduces a special one-time dividends received deduction on the repatriation of certain foreign earnings to a U.S. taxpayer (repatriation provision), provided certain criteria are met. FSP FAS 109-1 indicates that an enterprise is allowed time beyond the financial reporting period of enactment to evaluate the effect of the “repatriation provision” on the plan for reinvestment or repatriation of foreign earnings for purposes of applying FASB Statement No. 109. This FSP is effective upon issuance.

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

In November 2005, the FASB issued FASB Staff Position FIN 45-3, “Application of FASB Interpretation No. 45 to Minimum Revenue Guarantees Granted to a Business or Its Owners” (“FSP FIN 45-3”). The Board believes that a minimum revenue guarantee granted to a business or its owners meets the characteristics in paragraph 3(a) of Interpretation 45 because the guarantee’s underlying (the business’s gross revenues) is related to an asset or equity security of the guaranteed party. The FSP is effective for new minimum revenue guarantees issued or modified on or after the beginning of the first fiscal quarter following the date that the final FSP is posted to the FASB website. The Company is in the process of evaluating the effects, if any, of this standard on its consolidated financial position and results of operations.

In November 2005, the FASB issued FASB Staff Position FAS 140-2, “Clarification of the Application of Paragraphs 40(b) and 40(c) of FASB Statement No. 140” (“FSP FAS 140-2”). This FSP clarifies the application of FASB Statement No. 140 specifically the requirements of paragraphs 40(b) and 40(c) must be met when beneficial interests are initially issued by the qualifying SPE or when a passive derivative financial instrument needs to be replaced upon the occurrence of a specified event outside the control of the transferor, its affiliates, or its agents. The guidance in this FSP shall be effective on the date the FSP is posted to the FASB website. The Company is in the process of evaluating the effects, if any, of this standard on its consolidated financial position and results of operations.

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140.” Earlier adoption is permitted as of the beginning of an entity’s fiscal year, provided the entity has not yet issued financial statements, including financial statements for any interim period of that fiscal year. This Statement improves financial reporting by eliminating the exemption from applying Statement 133 to interests in securitized financial assets so that similar instruments are accounted for similarly regardless of the form of the instruments. This Statement also improves financial reporting by allowing a preparer to elect fair value measurement at acquisition, at issuance, or when a previously recognized financial instrument is subject to a remeasurement (new basis) event, on an instrument-by-instrument basis, in cases in which a derivative would otherwise have to be bifurcated. This Statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006.

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140.” Earlier adoption is permitted as of the beginning of an entity’s fiscal year, provided the entity has not yet issued financial statements, including interim financial statements, for any period of that fiscal year. This Statement requires that all separately recognized servicing assets and servicing liabilities will be initially measured at fair value, if practicable. The Board concluded that fair value is the most relevant measurement attribute for the initial recognition of all servicing assets and servicing liabilities, because it represents the best measure of future cash flows. This Statement permits, but does not require, the subsequent measurement of servicing assets and servicing liabilities at fair value. The effective date of this Statement is the date an entity adopts the requirements of this Statement. An entity should adopt this Statement as of the beginning of its first fiscal year that begins after September 15, 2006.

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109.” This Interpretation clarifies accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with FASB No. 109, “Accounting for Income Taxes.” This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. This Interpretation is effective for fiscal years beginning after December 15, 2006.

In September 2006, the FASB Issued SFAS No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132(R).” This Statement improves financial reporting by requiring an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This Statement also improves financial reporting by requiring an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. The required date of adoption of the recognition and disclosure provisions of this Statement differs for an employer that is an issuer of publicly traded equity securities (as defined) and an employer that is not. An employer with publicly traded equity securities is required to initially recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after December 15, 2006. An employer without publicly traded equity securities is required to recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending June 15, 2007.

In September 2006, FASB issued SFAS No. 157 “Fair Value Measurements.” This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. However, for some entities, the application of this Statement will change current practice. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years.

In September 2006, the FASB issued FASB Staff Position AUG AIR-1 “Accounting for Planned Major Maintenance Activities” (“FSP AUG-AIR-1”). This FSP prohibits the use of the accrue-in-advance method of accounting for planned major maintenance activities in annual and interim financial reporting periods. The guidance in this FSP shall be applied to the first fiscal year beginning after December 15, 2006.

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

Our board of directors is comprised of eleven members: a president, two vice presidents, five internal directors and three external directors. Our board of directors is directly appointed by the President of the Bolivarian Republic of Venezuela for an initial term of two years, which may be extended indefinitely until a new board of directors is appointed. Our board of directors meets weekly and, at other times, when summoned by the President of PDVSA.

Pursuant to our charter, the president of PDVSA has broad powers to act on behalf of PDVSA and to represent PDVSA in its dealings with third parties, subject only to those powers expressly reserved to the board of directors or reserved to be acted on at our general shareholder’s meeting. The President of PDVSA determines and is responsible for the implementation of the goals, strategies and budgets (which must be approved at the general shareholder’s meeting) for our different businesses. Such goals, strategies and budgets are reviewed and monitored by our board of directors.

In January 2005, the Venezuelan government appointed a new board of directors for PDVSA comprised of a president, two vice-presidents, five internal directors and three external directors. These directors will serve until 2007, and those two-year terms may be extended indefinitely until a new board of directors is appointed. Our current directors and executive officers are:

Name	Age	Position with PDVSA	Date of Appointment
Rafael Ramírez Carreño	43	President	2004
Luis Vierma	53	Vice-President	2005
Alejandro Granado	51	Vice-President	2005
Eudomario Carruyo	61	Internal Director	2005
Asdrúbal Chávez	52	Internal Director	2005
Eulogio del Pino	50	Internal Director	2005
Déster Rodríguez	44	Internal Director	2003
Jesús Villanueva	58	Internal Director	2005
Iván Orellana	54	External Director	2005
Carlos Martínez Mendoza	51	External Director	2005
Bernard Mommer	63	External Director	2005
Antonio Simancas Cardozo	58	Chief Financial Officer	2005

Information on our current directors and executive officers is set forth as follows:

Rafael Ramírez Carreño, Minister of Energy and Petroleum of Venezuela and President of PDVSA

Rafael Ramírez is a mechanical engineer who graduated from the University of the Andes in 1989. He also holds a M.Sc. in Energy Studies from the Universidad Central de Venezuela. He began his career in the oil industry with INTEVEP, PDVSA’s research and development center, where he was initially assigned to work on the handling of Orinoco Belt extra-heavy crude oil. Further assignments and postings to other subsidiaries provided him with wide experience in the development, coordination and management of engineering and construction projects. His work abroad included the development, in the United States, of the Cardón refinery’s upgrading and expansion project and Nigeria’s Liquefied Natural Gas project, in France. Ramírez was the founding president of Enagas, the national gas entity charged with the responsibility of structuring the National Gas Plan and the design, development and promotion of the state policies for the gas sector.

In February 2002, he was appointed external director of Petróleos de Venezuela, and in July of that year was sworn in as Minister of Energy and Petroleum by Hugo Chávez, president of the Bolivarian Republic of Venezuela. On November 20, 2004, under Presidential Decree 3264, he was named President of Petróleos de Venezuela, a position which he holds concurrently with that of Minister of Energy and Petroleum.

Luis Vierma, Vice-President of PDVSA

Luis Vierma has a Bachelor´s degree in Chemistry, from the Central University of Venezuela in 1979. He obtained his M.Sc. in Geology (Petroleum Geochemistry) in 1984, from Indiana University at Bloomington. Between 1975 and 1978 he taught chemistry at the Venezuelan Central University’s Chemistry Department. From 1978 to 1981 he held the position of Exploration Geochemist at INTEVEP, PDVSA’s research and development center. He was later appointed head of the Organic Geochemistry Laboratory, in which he became leader of hydrocarbons exploration projects and, later, head of the Inorganic Chemistry Unit. In 1993 Vierma was named Manager of Annex XIII (Enhanced Crude Recovery) of the Ministry of Energy and Petroleum - US Department of Energy (DOE) Agreement. In 1995 he was appointed head of the Organic Geochemistry Section and, in 1997, head of the Geology Section. In 1998, he became leader of the Bosque-Bucare Project to implement the Shared Productivity Effort Strategy. In 1999, he became Exploration Business Manager, and in 2000, he was appointed Director of the Policies and Plans Office of the Vice-Ministry of Hydrocarbons at the Ministry of Energy and Mines (now Ministry of Energy and Petroleum). At the beginning of 2003, he was sworn in as Deputy Minister of Hydrocarbons, also being named external Director of Petróleos de Venezuela in March of that year, and later President of the Corporación Venezolana de Petróleo (CVP), Vice-President of PDVSA GAS, and member of the CITGO Petroleum Corporation Board. In January 2005, he was appointed Vice-President of Exploration and Production of PDVSA.

Alejandro Granado, Vice-President of PDVSA

Alejandro Granado is a Refining Processes Engineer who graduated in 1981 from the Institute of Petroleum and Gas in Ploesti, Romania. He later obtained his M. Sc. in Refining and Petrochemicals from the same institute. Granado joined the Venezuelan oil industry in 1981 as a process engineer in the Process Development department of INTEVEP, PDVSA’s research and development center. In 1985, he was assigned to UOP L.L.C. in Chicago as resident engineer for the BTX project. In 1987, he was appointed member of the team assigned to Germany’s Veba Oel for the development of the HDH+® process, a heavy residue conversion technology. In 1990, he was assigned to British Petroleum in London to lead the process engineering group charged with the design of several mixed ether units for the Venezuelan refinery system. From 1991 to 1997 he held several managerial positions in the Process Engineering area at INTEVEP, and in 1997 he was posted to CITGO Petroleum Corporation as Technology Manager of that subsidiary’s refinery at Lemont, Illinois. He returned to INTEVEP in 2000, as manager of the Process Engineering department. Later, he became head of Conceptual and Basic Engineering Department until December 2002, when he was named Deputy General Manager of the Puerto La Cruz refinery. In July 2003, he was appointed Refining Director of the PDVSA Eastern Division. In July 2004, he was appointed International and National Refining Director of PDVSA and that same year was named Vice-President of PDV Marina. In January 2005, he was appointed Vice President of PDVSA, responsible for the refining area both at the domestic and international levels.

Eudomario Carruyo, Director of PDVSA

Eudomario Carruyo received a Bachelor’s degree in Public Accounting from the University of Zulia in 1972. He has completed several specialization and graduate courses in the areas of Finance and Management at Columbia University, in New York, and the University of Michigan in Ann Arbor. He has 38 years of experience in the domestic oil and petrochemical industry. He started his career in the Corporación Venezolana del Petróleo (CVP) and upon the nationalization of the Venezuelan Oil Industry in 1976 and the creation of PDVSA, continued in the newly created subsidiary which absorbed CVP, where he worked until 1997, holding the positions of: Corporate Treasurer, Corporate Controller, Corporate Budget and Economic Evaluations Manager, Corporate Cost Manager, Finance Manager for the Western Division, Finance Manager for the San Tomé Area, Finance Manager for the El Palito Refinery and President of the Bidding Committee. In 1991, he was transferred to Palmaven, PDVSA’s subsidiary, where he worked for six years (1992-1997), acting as Finance Manager and later as Director of this subsidiary. Simultaneously, he sat on the Boards of Directors of several of its joint ventures. In 1997, he retired from the oil industry. In April 2002, he returned as PDVSA’s Statutary Auditor until December 2002 (first as assistant and then as principal). In January 2003, he was appointed Executive Director of Finance for PDVSA and was also designated Director of the following subsidiaries: CITGO Corporation, PDVSA Finance, PDVSA Insurance and PDV Holding. In July 2003, he was named Director of Pequiven, coordinating the accounting closure of PDVSA and its subsidiaries of the fiscal year 2002 and the preparation of operational financial reports both for internal use and for the SEC. Simultaneously with his responsibilities at Pequiven, he also acted as Director of the following businesses and affiliates: Fertinitro, Monómeros Colombo-Venezolanos, Metor International, Produven, Super Octanos, Supermetanol, Tripoliven, Clorozulia, Coramer, Olefinas del Zulia, Polinter, Propilven, Pralca, Produsal, Servifertil, International Petrochemical Holding LTD (IPHL), International Petrochemical Sales Limited (IPSL), Copequim, Grupo Zuliano and Sofilago. He was appointed Director of PDVSA in January 2005, serving concurrently as Director of CITGO Petroleum Corporation, Director of PDVSA Petróleo S. A., Director of DELTAVEN S. A., Vice-President PDV Marina, President PDVSA Finance and President PDV Insurance.

Asdrúbal Chávez, Director of PDVSA

Asdrúbal Chávez graduated as a Chemical Engineer from the University of the Andes in 1979. He joined the Venezuelan oil industry in 1979 at PDVSA’s El Palito refinery, as a Startup Engineer for PAEX, the refinery’s major expansion project. He held various positions in areas such as Industrial Services, Distillation and Specialties, Conversion and Treatment, Crude and Products Movement, Programming and Economics, and Process Engineering. In 1989, he was assigned to UOP L.L.C., in the USA. In 1990, he was named project leader of the project to expand El Palito’s crude and vacuum distillation units. From 1995 to 1999, he held various supervisory and managerial positions, and in 2000, PDVSA assigned him, on a temporary basis, to the Ministry of Production and Commerce to assist in the restructuring of the Ministry and in the Economic Constituent Process. In 2001, he was assigned to BITOR, a PDVSA’s subsidiary, as the Human Resources Manager, and led the team that worked on the restructuring of the company’s expansion project. In 2002, he was named Assistant to BITOR’s Board of Directors, and in January 2003, he was appointed Manager of the El Palito refinery. In August 2003, he was named Executive Director for Human Resources at PDVSA, and served as leader of the team which negotiated the 2004-2006 Collective Labor Contract. In March 2004, he was appointed Executive Director for Trade and Supply. In January 2005, he was appointed Director of PDVSA, responsible for Trade and Supply, and President of PDV Marina and BITOR, PDVSA’s subsidiaries, and Director of CITGO Petroleum Corporation, a PDVSA affiliate based in Houston, USA.

Eulogio Del Pino, Director of PDVSA

Eulogio Del Pino is geophysical engineer graduated from the Central University of Venezuela in 1979, and with a M.Sc. degree in Oil Exploration from Stanford University in 1985. In 1979, he began his career in the Venezuelan oil industry at INTEVEP, PDVSA’s Technology and Research Center, where he held different technical and supervisory positions until 1990. In 1990, he was appointed Latin America Technical Manager for Western Atlas Company. In 1991, he returned to Petróleos de Venezuela, where he held several managerial positions at Corpoven, (PDVSA affiliate eliminated in 1997 through corporate restructuring). In 1997, he was appointed Exploration and Delineation Manager of PDVSA Exploration and Production. As Exploration and Delineation Manager, he coordinated the PDVSA Offshore Exploration Campaign in the Plataforma Deltana in 2001. In 2003, he was appointed General Manager of the Orinoco Oil Belt Associations at the Corporación Venezolana de Petróleo, PDVSA affiliate in charge of representing the Orinoco Oil Belt Associations. In 2005, he was named Director of PDVSA and President of PDVSA CVP. Del Pino has been elected President and Vice President of the Venezuelan Society of Geophysical Engineers (1990-1994), Vice-President of the US Society of Exploration Geophysicists (1996-1997), and Founder and Coordinator of the Latin American Geophysical Union. Del Pino was a professor at both the undergraduate and graduate levels at the Universidad Central de Venezuela and the Universidad Simón Bolívar, in Caracas.

Déster Rodríguez, Director of PDVSA

Dester Rodríguez is a Colonel in the Venezuelan army with a Bachelor’s degree in Military Science and Arts from the Military Academy of Venezuela. He completed Systems Engineering studies at the Universidad Experimental de las Fuerzas Armadas (Experimental University of the Armed Forces). In 1997, he was appointed Head of Personnel of the Military Engineering School of the Army. In 1998, he was named Head of the Army Personnel Registry and Control Division. In 1999, he was designated General Director of the Information Technology Ministerial Office at the Ministry of Education, Culture and Sports, a position held simultaneously with that of President of the Fundación Bolivariana de Informática y Telemática (Bolivarian IT and Telecommunications Foundation) since 2001. In December 2002, he was appointed member of PDVSA’s Restructuring Committee. In March 2003, he was named Director of Petróleos de Venezuela, serving concurrently as Director of CITGO Petroleum Corporation, Vice-President of Refinería Isla, member of the Board of PDV Holding and President of CIED and COMMERCHAMP.

Jesús Villanueva, Director of PDVSA

Jesús Villanueva received a Bachelor’s degree in Public Accounting and received a Master’s degree in Hydrocarbon Economy and Management from the Central University of Venezuela in 1988. He started his professional activities in 1974 as Assistant in the Auditing Division of Espiñeira, Sheldon y Asociados (PriceWaterhouseCoopers) where he worked until 1982. He joined the Venezuelan oil industry in 1982 at Meneven, then a PDVSA subsidiary. During his professional career he has held different supervisory and managerial positions in San Tomé, Anaco, Puerto La Cruz and Caracas, in Auditing and Finances for Meneven and Corpoven. In February 2002, he became Principal Director for PDVSA and later returned to his former position as General Auditor. He was appointed Director of PDVSA in January 2005. He has been internationally certified as Internal Auditor by the Institute of Internal Auditors (1999) and a Certified Fraud Examiner (2004).

Iván Orellana, Director of PDVSA

Iván Orellana is a Chemical Engineer who graduated from Simón Bolívar University (1975). He completed graduate studies in Strategic Planning at Brunel University, London in 1994; and courses in Oil and Natural Gas Supply and Trade at Oxford, UK in 1994; Administrative Law at the Universidad de Salamanca, Spain, in 2003; and Private International Law in Universidad de Salamanca in 2004. He started his career in the hydrocarbon sector in 1975, holding different supervisory and engineering positions. In 1988, he worked as consultant for the gas sector in the Exploration and Production Coordinating Department of PDVSA Gas. In 1994, he was appointed Planning Manager for PDVSA Gas and, between 1997 and 2001, he worked as Senior Planning Consultant for Energy and Regulation of Energy Markets in PDVSA’s Corporate Planning Department. Between 2002 and 2003, he acted as Trade Environment Analysis Manager in PDVSA’s Planning Executive Directorate. He has been the Venezuelan National Representative for the Organization of the Petroleum Exporting Countries (OPEC) Economic Commission since 2003 and is currently the Venezuelan Governor for OPEC and Chairman of OPEC’s Governors’ Board and as well as the General Director for Hydrocarbons in the Ministry of Energy and Petroleum. He was appointed External Director to PDVSA’s Board of Directors in January 2005 in the area of international business. He has also been coordinator of studies to establish PDVSA’s and Venezuela’s strategic positioning in the liquefied natural gas (LNG) markets in the Atlantic Basin, Consultant to the President of the National Gas Entity and the President of PDVSA in the process of energy services regulation for Venezuela; and consultant to the Ministry of Energy and Petroleum and PDVSA in the bidding process for the Mariscal Sucre LNG Project.

Carlos Martínez Mendoza, Director of PDVSA

Carlos Martínez Mendoza received a Bachelor’s degree in Military Sciences and Arts from the Military Academy of Venezuela in 1975 as a member of the “Simón Bolívar II” group. He belongs to the infantry branch of the Venezuelan Army. He studied Command and Staff in the “Escuela Superior de Guerra del Ejército” in Argentina in 1990 and also holds a Master’s Degree in Security and National Defense. He took a graduate course in strategic planning and management, as well as a course on defense resource management in the Center for Hemispheric Defense Studies in the USA. He has held positions complementary to his military rank, such as Secretary of the Nation’s Defense Council and Director of the Presidential Office of the Bolivarian Republic of Venezuela. He is currently president of the Zulia Region Development Corporation (Corpozulia) and Carbozulia. He is Vice-President of the “Sofioccidente” Investment Bank of Venezuela. In 2005, he was appointed as an external Director of PDVSA.

Bernard Mommer, Director of PDVSA

Bernard Mommer holds a Master’s degree in Mathematics and a Doctorate in Social Science, from the University of Tübingen, Germany. He has been a university professor and researcher for many years at different Venezuelan universities. From 1991 to 1995, he was Senior Advisor to Petróleos de Venezuela and to the Strategic Planning Coordinator. From 1995 to 2001, he was a senior research fellow at the Oxford Institute for Energy Studies at St. Antony’s College, Oxford. He also acted as Advisor to the Venezuelan Minister of Energy and Petroleum from 1999 to 2000, and a consultant to the Secretary General of OPEC in Vienna in 2002. Prior to his appointment at PDV UK he was Advisor to the President of PDVSA. His published articles include: Die Ölfrage [The Petroleum Question] (1983: Institut für Internationale Angelegenheiten der Universität Hamburg, Nomos Verlagsgesellschaft Baden-Baden), El Petróleo en el Pensamiento Económico Venezolano - Un ensayo [Oil in the Economic Thought of Venezuela - An Essay] (Co-author Asdrúbal Baptista; Prologue by Arturo Uslar Pietri. Ediciones IESA, Caracas, 1987); and The New Governance of Venezuelan Oil (1998: Oxford Institute for Energy Studies), Global Oil and the Nation State (published by Oxford University Press, on behalf of the Oxford Institute for Energy Studies, in 2002). In 2004, the Ministry of Energy and Petroleum published his book “El mito de la Orimulsión®” (The Myth of Orimulsion®). In 2005, he was appointed Director of PDVSA and Deputy Minister of Hydrocarbons.

Antonio Simancas Cardozo, Chief Financial Officer

Mr. Simancas received a Bachelor’s degree in Public Accounting from the Central University of Venezuela in 1973. He holds a Master’s degree in Economic Sciences from Oklahoma State University and a specialization in Business Law from Santa María University, Venezuela and took Management and Marketing courses at senior level from the University of Tennessee. He has worked as a business consultant, Finance Manager for a subsidiary of the Cisneros Group, General Director of the Venezuelan Institute of Social Security, Controller for the Social Investment Fund of Venezuela, Technical Manager and General Manager for the Superintendence of Banks, Controller for the National Council for Scientific and Technological Investigations. At PDVSA, he has been Petroleum Accounting Corporate Manager, Accounting and Budget Manager in the western production division, Finance Manager at Bariven Europe and Finance Manager for PDVSA’s subsidiary Bariven and International Finance advisor. Mr. Simancas is PDVSA’s chief financial officer and he also acts as Director of the following business and affiliates: PDV Insurance, PDVSA Finance and the Pension Funds Association.

6.b	Compensation

For the year ending December 31, 2004, the aggregate amount paid by PDVSA as compensation to its directors and executive officers for services in all capacities was approximately $1.47 million (based on the 2004 average exchange rate of Bs.1,885.93 to $1). For the year ended December 31, 2005, the aggregate amount paid by PDVSA as compensation to its directors and excutive officers for services in all capacities was approximately $1.76 million (based on the 2005 average exchange rate of Bs. 2,110.00 to $1).

6.c	Board practices

PDVSA’s Directors are appointed for an initial term of two years, which may be extended until a new board of directors is appointed. We have not entered into any service contracts with any of our Directors or Executive Officers.

Audit Committee Structure and Objectives

Basic Function

The Audit Committee assists the Board of Directors of PDVSA regarding the monitoring of the quality and sufficiency of the internal control system. The Committee carries out its basic function through the knowledge, evaluation and follow up on several matters, as follows:

•	Risk analysis for the different businesses.

•	Follow up of the elements of the internal control system, in the Venezuelan and International operations.

•	The performance of PDVSA’s corporate control units.

•	Meeting of the requirements of laws and regulations, including the requirements of the Securities and Exchange Commission and the Sarbanes-Oxley Act of 2002 and the norms and procedures of PDVSA.

•	The results of the internal and external audits.

•	Quality and adequacy of corporate financial information.

Authority

PDVSA’s Board of Directors has granted full authority to the Audit Committee so it may carry out its assigned responsibilities. The Audit Committee may utilize the services of the corporate control units, the external auditors, independent consultants, or any other group or internal or external resource with the necessary expertise required to perform studies or investigations.

Organization

The Audit Committee is formed by six members who have been appointed by the Board of Directors. The Chairman of the Committee is the President of PDVSA. The General Internal Auditor Deputy of PDVSA is the Secretary of the Committee and two members are external directors of PDVSA’s board.

The President of the Committee is responsible for directing and prioritizing the issues seen by the Committee. PDVSA´s Internal Controller and Prevention and Loss Control Manager assist the Committee on a regular basis. Other corporate officials, including the CFO, attend these meetings whenever it is required.

Main Functions:

•	To assure the adequacy of the internal control system including the control environment, structure and activities, and the monitoring and information processes.

•	To recommend to PDVSA’s Board of Directors any course of action regarding the main issues of the internal control system, including actions required to improve corporate information systems.

•	To set guidelines and support the activities of the corporate control units of PDVSA.

•	To review and approve the internal audit policy and norms, including the relationship between the Corporate Internal Audit Organization and the audit units within subsidiaries or joint ventures.

•	To ensure the application of general auditing standards issued by the Venezuelan government.

•	To ensure the independence and objectivity of the internal audit function.

•	To review the external auditors’ opinion of the Company’s financial statements, the quality of the internal control system, the main risk areas and the adequacy of the financial reports.

•	To evaluate on an annual basis the performance of the external auditors.

•	To review the annual performance of the Committee and to submit its activity report to the Board of Directors.

6.d	Employees

The number of PDVSA employees for the last 3 years is as follows:

Table 34 - Number of Employees

	2005	2004	2003
In Venezuela	43,807	33,281	28,841
Abroad	5,373	5,238	5,157
Total number of employees	49,180	38,519	33,998

Contractors (*)	10,498	25,930	38,166

(*) The Company decided to incorporate approximately 5,300 workers, who worked formerly for contractor companies in 2005. The company’s management determined that the net effect of some contractual rights and benefits resulting from this decision is not significant to the consolidated financial statements in 2004.

As of December 2005, approximately 30% workers of the Petroleos de Venezuela were affiliated with one of the following unions: Federation of Oil, Chemical, and Similar Workers of Venezuela (FEDEPETROL) accounted for 54.23% of the total of affiliated workers; Federation of Workers of the Industry of Hydrocarbons and its Derivatives of Venezuela (FETRAHIDROCARBUROS) that accounted for 18.17% of the total of affiliated workers; National Unitary Oil Workers union and its chapters (SINUTRAPETROL) that represented 16.53% of the total of affiliated workers affiliated with the unions; National Bolivarian Federation of Oil, Petrochemical, Gas, workers and similar of Venezuela (FENAPETROL) that accounted to 7.78% of the total of affiliated workers; National Association Union of Supervisors and Oil Operators and their Similar (ASINSUOPET) that represented to 0.42% of the total of affiliated workers. Our Directors, corporate staff, professional employees and the security personnel in general are not affiliated to any union organization.

6.e	Share ownership

PDVSA’s common stock is not publicly traded and, as of November 17, 2006, we had 51,204 shares outstanding. All of our issued and outstanding shares of common stock are owned by the Bolivarian Republic of Venezuela.

Item 7. Major Shareholders and Related Party Transactions

7.a	Major Shareholders

Control of Registrant. PDVSA is the holding company of a group of oil and gas companies of the Bolivarian Republic of Venezuela. PDVSA was formed by the Venezuelan government in 1975 pursuant to the Organic Law that reserves for the state the industry and trade of hydrocarbons (the “Nationalization Law”), and its operations are supervised by Venezuela’s Ministry of Energy and Petroleum, who now also serves as the President of PDVSA. The Ministry of Energy and Petroleum establishes our general policies and approves our production levels, capital expenditures and operating budgets annually, while our board of directors is responsible for implementing the policies established by the government of Venezuela.

Since its formation, PDVSA has been operated as a commercial entity, vested with commercial and financial autonomy. The Bolivarian Republic of Venezuela is not legally liable for PDVSA’s obligations, including PDVSA’s guarantees of indebtedness or obligations of its subsidiaries, or for the debt or obligations of PDVSA’s subsidiaries. Under the 1999 Constitution of Venezuela, Venezuela must retain exclusive ownership of the shares of PDVSA. However, the Constitution does not require Venezuela to retain ownership of the shares of PDVSA’s subsidiaries or of its interests in various exploration and joint venture arrangements. Through its subsidiaries, PDVSA supervises, controls and develops the petroleum, petrochemical, gas, coal and Orimulsion® industries in Venezuela. These activities are complemented by PDVSA’s operating companies established abroad, which are responsible for refining and marketing activities in North America, Europe and the Caribbean. See note 1(a) to of consolidated financial statements, included in “Item 18. Financial Statements.”

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

Ownership of Reserves. All oil and hydrocarbon reserves within Venezuela are owned by Venezuela and not by PDVSA. Under the Nationalization Law, every activity related to the exploration, exploitation, manufacture, refining, transportation by special means, and domestic and foreign sales of hydrocarbons and their derivatives is reserved to the government of Venezuela. PDVSA was created as the entity that coordinates, monitors and controls all operations related to hydrocarbons.

7.b	Related party transactions

See note 19 to our consolidated financial statements, included in “Item 18. Financial Statements.”

Item 8. Financial Information

8.a	Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” for our audited financial statements and the Report of Independent Registered Public Accounting Firm. Substantially all of our revenues are derived from export sales. See “Item 3.A Selected financial data,” and note 19 to our consolidated financial statements, included in “Item 18. Financial Statements.”

Legal proceedings

LYONDELL-CITGO. In February 2002, LYONDELL-CITGO (LCR) commenced an action against PDVSA and PDVSA Petróleo, in the United States District Court for the Southern District of New York seeking damages for alleged breaches of the long-term crude oil supply agreement between LCR and Lagoven (subsequently merged into PDVSA Petróleo) and the supplemental supply agreement, between LCR and PDVSA. On May 31, 2002, PDVSA and PDVSA Petróleo filed a motion to dismiss the case. On August 6, 2003, the judge dismissed one of the ten counts in the complaint, allowing the remaining counts to proceed through early stages of litigation. The parties engaged in extensive discovery beginning in November 2003. In the course of expert discovery, on September 30, 2004, one of LCR’s retained experts filed a report listing the amount of liquidated damages owed by PDVSA and PDVSA Petróleo to LYONDELL-CITGO through September 2004 as $125 million. For the same period, LCR’s expert calculated the amount of actual damages as $258 million to $260 million, depending on the method used to calculate interest. LCR also claims additional unspecified amounts for attorneys’ fees and costs. Discovery was formally concluded on October 1, 2004. On October 1 and October 6, 2004, the magistrate judge issued orders directing PDVSA and PDVSA Petróleo to produce all Board of Directors minutes and related documents to LCR. PDVSA informed the magistrate judge that it could not comply with his order because granting LCR unrestricted access to PDVSA’s Board of Directors materials violated Venezuelan law. The magistrate judge entered an adverse inference sanction against PDVSA and PDVSA Petróleo, ordering that the court may infer that the Board of Directors’ documents were unfavorable to PDVSA and favorable to LCR. The magistrate judge also ordered that the court may give the strongest weight to the evidence already in the case in favor of LCR, but may also consider any evidence presented by PDVSA to explain why it did not produce the Board of Directors materials. The judge affirmed the magistrate judge’s adverse inference instruction on April 29, 2005. Meanwhile, on October 22, 2004, both parties filed motions for summary judgment with the court, which have been fully briefed. In March 2006, the parties executed a settlement agreement and the case subsequently was dismissed. See note 21 of our consolidated financial statements, included in “Item 18. Financial Statements.”

On April 11, 2003, a legal proceeding was filed against PDVSA and its subsidiaries PDVSA Petróleo, PDVSA Finance and CITGO in the federal district court of Denver, Colorado in the United States. The plaintiff is a U.S. oil and gas exploration and production company that has allegedly entered into an exclusive offshore license agreement with the government of Grenada to explore, develop, produce and market oil and natural gas in 4.75 million offshore acres between Grenada and Venezuela. The plaintiff alleges that PDVSA has interrupted and otherwise interfered with its ability to develop and market Grenada’s oil and natural gas resources in violation of U.S. antitrust laws. The plaintiff seeks more than $100 million in damages. PDVSA and those subsidiaries involved deny the allegations and intend to contest the case vigorously if it proceeds. In November 2003, the plaintiff filed a notice of dismissal, without prejudice, with respect to PDVSA Finance. On September 30, 2004, the court announced a decision favorable to PDVSA. The plaintiff appealed this decision and in November 2005 withdrew its appeal, resulting in a favorable decision for PDVSA.

Employment actions related to the work stoppage. During December 2002 and the first months of 2003, there was a work stoppage by a significant number of workers and employees of PDVSA and its subsidiaries in Venezuela. This resulted in the termination of employment, effective January 1, 2003, of approximately 18,000 employees (of our then total labor force of 45,000). Based on the opinion of PDVSA’s management and legal counsel, the terminations were in accordance with Venezuelan labor law. All significant outstanding employee benefits in accordance with PDVSA’s employment benefits and Venezuelan labor law were accrued as of December 31, 2003 and 2002. The above-mentioned former PDVSA employees have filed a petition for reinstatement with the labor courts. Based on their legal counsel’s opinion, management believes that the resolution of this matter will not have a material effect to the Company’s financial position or results of operations. See note 21 to our consolidated financial statements, included in “Item 18. Financial Statements.”

Action against PDVSA and Bitor. On September 7, 2005, a company brought an action in a Canadian Court against PDVSA, Bitor and Venezuela for breaching a 20-year Orimulsion supply contract that was never signed. The company claims damages for $1,800 million. Management and their legal counsel believe that they have substantially responded to the claims asserted and they intend to contest the claims vigorously. Management and its legal advisors believe that the outcome of this legal proceeding will not have a significant effect on the Company’s financial position or results of operations.

In May 2003, an arbitration proceeding was commenced in the International Court of Arbitration against PDVSA Petróleo in connection with a dispute arising under an alleged contract for the sale and purchase of 50,000 MMT of unleaded gasoline from February 19, 2003. The plaintiffs are claiming damages of $14 million. In February 2006 the Company was notified of the arbitration court’s decision declaring overruled all of the plaintiff’s demands, instructing the plaintiff to pay PDVSA Petróleo all arbitration costs, relating to the dispute for the alleged contract violation for the sale and purchase of low octane gasoline (see note 21 and 23k to our consolidated financial statements, included in “Item 18. Financial Statements”).

On February 16, 2006, the Political Administrative Division of the Supreme Court of Justice declared the appeal filed by PDVSA Petróleo against a resolution of the SENIAT dated November 17, 1999 to be without merit. The sentence is for $839 million and relates to tax obligations corresponding to 1994, 1995 and 1996. The management and its legal advisors believe that the above-mentioned sentence violates fundamental constitutional rights and accordingly will file an appeal for review with the Constitutional Division of the Supreme Court of Justice, together with a preventive measure in order to suspend its immediate enforcement. . Management and its legal advisors believe that the outcome of this legal proceeding will not have a significant effect on the Company’s financial position or results of operations.

Additional legal actions. PDVSA is involved in various other claims and legal actions in the ordinary course of business totaling $3,869 million. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations, or liquidity.

Based on an analysis of available information, a provision as of December 31, 2004 and 2003, amounting to $448 million and $380 million, respectively, is included in accrued and other liabilities related to all the contingencies described above (see note 21 to our consolidated financial statements, included in “Item 18. Financial Statements.”) If known lawsuits and claims were to be determined in a manner adverse to the Company, and in amounts greater than the Company’s accruals, then such determinations could have a material adverse effect on the Company’s results of operations in a given reporting period. Although it is not possible to predict the outcome of these matters, management, based in part on advice of its legal counsel, does not believe that it is probable that losses associated with the proceedings discussed above that exceed amounts already recognized, will be incurred in amounts that would be material to the Company’s financial position or results of operations.

8.b	Significant changes

See note 23 to our consolidated financial statements, included in “Item 18. Financial Statements.”

Item 9 The Offer and Listing

9.a	Offer and listing details

Not Applicable.

9.b	Plan of Distribution

Not Applicable.

9.c	Markets

See “9.a Offering and listing details” for information regarding our common stock. The senior notes of our wholly-owned subsidiary, PDVSA Finance, were solely obligations of PDVSA Finance and not obligations of, or guaranteed by PDVSA. PDVSA Finance’s 6.650% Notes due 2006, 9.375% Notes due 2007, 6.800% Notes due 2008, 9.750% Notes due 2010, 7.400% Notes due 2016, 9.950% Notes due 2020 and 7.500% Notes due 2028 were listed on the Luxembourg Stock Exchange. PDVSA Finance’s 8.500% Notes due 2012 were not listed on any securities exchange.

On April 11, 2006, the Company redeemed all amounts outstanding under its 9.375% bonds due 2007, 6.80% bonds due 2008, 9.75% bonds due 2010, 8.50% bonds due 2012, 7.40% bonds due 2016, 9.95% bonds due 2020 and 7.50% bonds due 2028. As a result the Company no longer has any securities registered with the U.S. Securities and Exchange Commission.

The carrying value of the above mentioned debt prior to redemption amounted to $83.1 million, which was redeemed for $95.7 million, and the redemption premium of $12.6 million was paid by PDVSA Petróleo.

9.d	Selling Shareholders

Not Applicable.

9.e	Dilution

Not Applicable.

9.f	Expenses of the issue

Not Applicable.

Item 10. Additional Information

10.a	Share capital

Not Applicable.

10.b	Memorandum and articles of association

PDVSA incorporates by reference the information regarding its memorandum and articles of association included in its registration statement on Form F-1 filed with the U.S. Securities and Exchange Commission on June 2, 1993.

10.c	Material contracts

The Company has not entered into material contacts other than those entered into in the ordinary course of business.

10.d	Exchange controls

The following table sets forth certain information concerning the exchange rate of the bolivar to the dollar based on daily rates of exchange established by the BCV pursuant to a foreign exchange agreement between Venezuela’s Ministry of Finance and the BCV. See notes 2, 3 and 23(b) to our consolidated financial statements, included in “Item 18. Financial Statements.”

Table 35 - Exchange Rate (Bs /$)

Year ended December 31,	Period End	Average (1)	High	Low

2000	698.23	679.80
2001	770.09	722.01
2002	1,403.00	1,163.91
2003	1,600.00	1,611.32
2004(2)	1,920.00	1,885.93
2005(3)	2,150.00	2,110.00
October, 2006			2,150.00	2,144.60

(1)
Represents the average exchange rate for each full month during the year, calculated based on the average daily exchange rate established by the BCV pursuant to the foreign exchange agreement referred to above.

(2)
The exchange rate for the sale and purchase of the bolivar relative to the dollar was fixed by the Venezuelan government pursuant to a new foreign exchange regime of Bs.1,920.00 to $1 and Bs.1,915.20 to $1, respectively, commencing February 7, 2004.

(3)
The exchange rate for the sale and purchase of the bolivar relative to the dollar was fixed by the Venezuelan government pursuant to a new foreign exchange regime at Bs.2,150.00 to $1 and Bs.2,144.60 to $1, respectively, commencing March 2, 2005.

On February 13, 2002, the Venezuelan government and the BCV adopted a floating exchange rate system in place of the band system. On January 21, 2003, the Venezuelan government and the BCV adopted temporary measures to restrict the convertibility of the Bolivar, and on February 5, 2003, the Venezuelan government established a foreign exchange regime, setting the exchange rates for the sale and purchase of foreign currency at Bs.1,600.00 to $1 and Bs.1,596.00 to $1, respectively. It also created the Commission for the Administration of Foreign Exchange (CADIVI) and established rules for the administration and control of foreign currency. On February 7, 2004 a new foreign exchange rate for the sale and purchase of foreign currency was established at Bs.1,920.00 to $1 and Bs.1,915.20 to $1, respectively. On March 2, 2005 a new foreign exchange rate for the sale and purchase of foreign currency was established at Bs.2,150.00 to $1 and Bs.2,144.60 to $1, respectively.

Up to now, under Venezuelan law, the Central Bank of Venezuela (BCV) was required to sell foreign currency to PDVSA at an agreed rate effective at the transaction date, which approximates to the market’s rate, and on a priority basis to meet its foreign exchange needs, as set out in PDVSA’s annual foreign exchange budget. Pursuant to the agreement between the Venezuelan government and the BCV, all foreign currency from petroleum activities received by PDVSA including its Venezuelan subsidiaries had to be sold to the BCV at the agreed rate that estimates the market rate. PDVSA may use such foreign currency to service its current debt, make capital investments and pay operating expenses and maintain a revolving fund for working capital which shall not exceed $600 million.

A new Central Bank Law came into effect in July 2005, which establishes a new regime for PDVSA’s foreign currency transactions. According to this new regime, PDVSA will only be obligated to sell to the BCV foreign currency revenues necessary to meet its local currency obligations. The remaining foreign currency amounts can be held by PDVSA in order to meet its foreign currency obligations and investments. Any amount in excess of the above shall be transferred by PDVSA to a Fund created by the National Government (FONDEN) on September 8, 2005 and published in Official Gazette N° 38,269 on September 9, 2005, with the purpose of financing productive investment projects, education, health improvement and balance of the external public debt and the attention of special situations. At the Extraordinary Stockholders’ Meeting dated December 7, 2005, PDVSA approved a special contribution to FONDEN for $1,525 million, which was paid during 2005. During 2006, PDVSA has contributed $6,136 million to FONDEN.

On November 21, 2005, the National Executive and BCV subscribed Exchange Agreement No. 9, which establishes the destination of funds derived from the exportation of hydrocarbons, including gaseous hydrocarbons and others, which must be sold to the BCV, except for those resulting from PDVSA´s activities as mentioned in the New Central Bank Law above. Also the conditions are stipulated for the use of the funds by PDVSA and the monthly information that must be presented to the BCV regarding the flow of funds generated from its activities as well as the asset and liability positions in foreign currency.

Based on the reform of the BCV Law and Exchange Agreement Nº 9, on March 2, 2006 the Board of Directors of the BCV authorized PDVSA to increase the revolving fund up to the amount of $2,000 million, in order to guarantee its operating and investment payments (see note 2 to our financial statements, included in “Item 18. Financial Statements”).

Foreign Exchange Budget. We are required to submit a foreign exchange budget for approval by our shareholder each year. Foreign exchange inflows are based on projected export volumes and prices, as well as proceeds from any debt issuance, while outflows are based on projected purchases of imported goods and services, as well as payments of principal of and interest on foreign currency denominated debt. In 2003, our foreign exchange inflows totaled $19,517 million, while outflows totaled $5,740 million.

10.e	Taxation

Not Applicable.

10.f	Dividends and paying agents

Not Applicable.

10.g	Statement by experts

Not Applicable.

10.h	Documents on Display

The documents that are exhibits to or incorporated by reference in this annual report can be read at the U.S. Securities and Exchange Commission’s public reference facilities at Room 1580, 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information about the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains information regarding issuers that file electronically with the SEC at http://www.sec.gov.

10.i	Subsidiary Information

Note Applicable.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

We are exposed to hydrocarbon price fluctuations, interest rate fluctuations and foreign currency exchange risks. To manage these exposures, we have defined certain benchmarks consistent with our preferred risk profile for the environment in which we operate and finance our assets. We do not attempt to manage the price risk related to all of our inventories of hydrocarbon products. As a result, at December 31, 2004, we were exposed to the risk of broad market price fluctuations with respect to a substantial portion of our hydrocarbon inventories. The following disclosure does not attempt to quantify the price risk associated with such commodity inventories. All matters related to market risk are managed by our international subsidiaries.

Commodity Derivative Instruments

We balance our crude oil and refined products supply and demand and manage a portion of our price risk by entering into petroleum commodity derivatives through CITGO.

The table below presents contractual amounts with open positions at December 31, 2004, for commodity derivatives, and includes futures purchased and futures sold.

Table 36 - Non-trading commodity derivatives 2004

Non Trading Commodity Derivatives 2004
Commodity	Derivative	Maturity Date	Number of contracts Long/Short	Contract Value	Market Value (2)
				Asset/Liability
				($ in millions)

No Lead Gasoline (1)	Futures Purchased	2005	600	33.5	31.1
	Forward Purchase Contracts	2005	2,600	90.9	89.2
	Forward Sale Contracts	2005	(1,864)	(67.3)	(64.6)

Distillates (1)	Futures Purchased	2005	1,885	92.2	96.6
	Futures Purchased	2006	30	1.4	1.5
	Futures Sold	2005	(700)	(35.4)	(33.7)
	Forward Purchase Contracts	2005	967	57.9	54.0
	Forward Sale Contracts	2005	(2,457)	(122.3)	(120.4)
	Forward Sale Contracts	2006	(17)	(0.9)	(0.8)

Crude Oil (1)	Forward Purchase Contracts	2005	446	17.9	17.4
	Forward Sale Contracts	2005	(446)	(18.7)	(18.5)

(1)	1,000 barrels per contract
(2)	Based on actively quoted prices.

Debt Related Instruments

Interest Rate Risk. We enter into various interest rate swap agreements to manage the risks related to interest rate fluctuations on our debt.

CITGO has fixed and floating U.S. currency denominated debt. CITGO uses interest rate swaps to manage its debt portfolio and variable interest rate exposure with the objective of minimizing CITGO’s long-term costs. At December 31, 2004 and 2003, CITGO’s primary exposures were to LIBOR and floating rates on tax exempt bonds.

For interest rate swaps, the table below presents notional amounts and interest rates by expected (contractual) maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under the contracts.

Table 37 - Non-trading interest rate derivatives at December 31, 2004

Variable Rate Index	Expiration Date	Fixed Rate Paid (%)	Notional Principal Amount
			($ million)
J.J. Kenny	February 2005	5.30	12
J.J. Kenny	February 2005	5.27	15
J.J. Kenny	February 2005	5.49	15
			42

The fair value of the interest rate swap agreements at December 31, 2004, based on the estimated amount that we would receive or pay to terminate the agreements as of that date and taking into account current interest rates was a loss of $400 thousand, the offset of which is recorded in other current liabilities.

Generally, we do not enter into interest rate swaps with respect to debt incurred by PDVSA, other than with respect to debt of CITGO or PDVSA Finance. The table below presents our principal cash flows and related weighted average interest rates by expected maturity date. Weighted average variable rates are based on implied forward rates in the yield curve at the reporting date.

Table 38 - Short and long term-debt at December 31, 2004

Expected Maturities	Fixed Rate Debt	Average Fixed Interest Rate	Variable Rate Debt	Average Variable Interest Rate
	($ in millions)%		($ in millions)%

2005	560	6.03	444	3.79
2006	167	7.50	184	3.41
2007	151	7.41	315	2.96
2008	116	7.21	320	3.00
2009	109	7.04	108	3.56
Thereafter	404	5.69	842	5.17
Total	1,507	6.49	2,213	4.02
Fair Value	1,536

Table 39 - Short and long term-debt at December 31, 2003

Expected Maturities	Fixed Rate Debt	Average Fixed Interest Rate	Variable Rate Debt	Average Variable Interest Rate
	($ in millions)%		($ in millions)%

2004	376	7.65	373	2.54
2005	417	8.24	335	2.31
2006	417	8.13	432	4.48
2007	296	8.23	340	2.00
2008	397	7.95	334	1.32
Thereafter	2,549	8.41	748	3.68
Total	4,452	8.25	2,562	2.94
Fair Value	4,361

Foreign Exchange Risk. The dollar is our reporting currency, since a significant portion of our revenues and debt, as well as the majority of our costs, expenses and investments are denominated in dollars. We generally do not enter into foreign currency derivative transactions to hedge against movements in exchange rates. We are, however, exposed to foreign currency exchange risk associated with our recoverable value added tax receivables, notes and accounts receivable, and long-term and short-term debt denominated in currencies other than the dollar, as summarized below:

Table 40 - Foreign currency exchange exposure

	At December 31, 2004
Currency	Assets	Liabilities	Net
($ in millions)
Venezuelan bolivars	7,094	8,706	(1,612)
Euros	78	5	73
Other currencies	143	571	(428)

	At December 31, 2003
Currency	Assets	Liabilities	Net
($ in millions)
Venezuelan bolivars	6,260	4,459	1,801
Euros	52	150	(98)
Other currencies	78	320	(242)

At December 31, 2004, we had approximately $434 million of short-term and long-term debt denominated in currencies other than dollars, as summarized below: At December 31, 2003, we had approximately $396 million of short-term and long-term debt denominated in currencies other than dollars, as summarized below:

Table 41 - Short and long-term debt by type of currency

Currency	At December 31, 2004	At December 31, 2003
	($ in millions)	($ in millions)
Bolivars	45	3
Euros	1	113
Yen	388	280

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

Our President and Chief Executive Officer and our Chief Financial Officer have evaluated the effectiveness of the design and operation of the our disclosure controls and procedures (as defined under Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2004.

Based upon that evaluation, our President and Chief Executive Officer and our Chief Financial Officer observed that there were certain weaknesses in our disclosure controls and procedures and our internal controls that temporarily impacted the timely processing of PDVSA’s operational and financial data. The company’s financial reporting systems continue to suffer delays in the generation and preparation of financial statements. In particular, there were delays in closing the year-end accounting records and in the analysis of accounts. However, PDVSA has commenced a project to meet the requirements of Section 404 of the Sarbanes Oxley Act, regarding the evaluation and improvement of its Financial Internal Control Process.

During 2006 we were made aware that two of our private sector contractors in Venezuela had disclosed to the SEC that they were involved in making improper payments to certain of our employees. As a result, PDVSA began an internal audit review and retained outside counsel to assist it.

In the first matter, the Company has substantially concluded its internal audit review and determined that the kick back scheme disclosed by this contractor implemented by overcharges for certain field services, was limited to falsification of certain procurement records by three field level personnel of the Company.

In the second matter the contractor has stated that it made payments during 2003 and 2004, through third parties to a senior official of the Company, who has subsequently left in January 2005. The contractor has told the Company that the payments were intended to influence the outcome of contract renewals for three drilling rigs. The renewal of the most important of these contracts was made by the unanimous decision of senior management, in which decision this senior official participated, but who did not have sole power to make the decision.

The Company has reviewed the record backing up the decision extending that contract and has concluded that standard procedures were followed in the decision, including a unanimous decision of the Company’s senior management. Nevertheless, although the Company is unable to determine whether the senior official was able to exert informal influence on the final decision, it has definitively concluded that this senior official had no formal authority to influence the contracting of this service and was not a party to the internal administrative procedures that were followed to approve the contract.

The two smaller contracts were renewed during this period pursuant to alternative contracting procedures that were adopted by the Company due to the work stoppages that the Company suffered during 2003. These procedures resulted in special procedures for contracts below a certain value. Nevertheless, the Company has found no evidence that the senior official was involved in the decisions with respect to renewals of these two contracts but has not been able to determine whether in fact he had any kind of informal influence with respect to these decisions. Subsequent to the reinstitution of normal procedures and the departure of the senior official from the Company, these contracts were renewed in the ordinary course.

The second contractor also stated that it made payments to a mid-level official of the Company in order to expedite the payment of invoices that were long overdue. The Company has confirmed the existence and payment of the invoices, whose processing had been affected by the disruption in the Company’s systems due to the work stoppages, but has not been able to determine whether there was any influence exerted in connection with these payments, because they were overdue invoices.

Based on the information made available to the Company by the contractor to date and the results of the Company’s internal audit review related to such information, which is substantially complete, we have concluded that there were no significant deficiencies in the internal controls for the Company’s contracting processes. Further, management of the Company and the Company’s Audit Committee have concluded that these matters are not material to the Company’s business and do not have a material effect on the Company’s consolidated financial statements.

Therefore, as of the date of this annual report, our management, including our President and Chief Executive Officer and our Chief Financial Officer, have evaluated our disclosure controls and procedures related to the recording, processing, summarization and reporting of information in our periodic reports that we file with the Securities and Exchange Commission (SEC) and concluded that such controls are effective. These disclosure controls and procedures have been designed to ensure that (a) material information relating to PDVSA, including its consolidated subsidiaries, is made known to our management, including these officers, by other employees of PDVSA and its subsidiaries, and (b) this information is recorded, processed, summarized, evaluated and reported, as applicable, within the time periods specified in the SEC’s rules and forms. Due to the inherent limitations of control systems, not all misstatements may be detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. Our controls and procedures can only provide reasonable, not absolute, assurance that the above objectives have been met. Also, PDVSA does not control or manage certain of its unconsolidated entities and as such, the disclosure controls and procedures with respect to such entities are more limited than those it maintains with respect to its consolidated subsidiaries.

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

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

Mr. Jesus Villanueva, Vice President of the Audit Committee, additionally serves as the Audit Committee Financial Expert. Mr. Villanueva is not “independent” as that term is defined in Section 303A.02 of the corporate governance rules of the New York Stock Exchange. See “Item 6.A Directors and Senior Management.”

Item 16B. Code of Ethics

As of May 31, 2006, PDVSA had completed updating the final drafts of its code of ethics, the responsibilities of governance committee and its hotline procedures. As of the date of this annual report, such drafts are under review by the Human Resource Committee and they will be submitted in the first quarter of the year 2007 to the Audit Committee and Board of Directors for final approval and implementation.

Item 16C. Principal Accountant Fees and Services

The following table presents fees for professional audit services rendered for the audit of the Company’s financial statements, and fees billed for other services rendered for the years ending December 31, 2004 and 2003, respectively.

Table 42 - Audit services fees
At or for the year ended Dec. 31,
($ in thousand)

	2004	2003

Audit Fees (PDVSA, PDV Europe, Caribbean)	4,732	1,510
Audit Fees (CITGO)	2,718	1,899
Audit-Related Fees (1)	244	450
Tax Fees	132	127
All Other Fees	328	0
Total	8,154	3,986

(1)
Audit Related Fees in 2004 include approximately $139,000 in fees related to CITGO’s registration of $250 million 6% unsecured senior notes. Audit Related Fees in 2003 include approximately $360,000 in fees related to CITGO’s registration of $550 million 11 3/8 unsecured senior notes.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not Applicable.

Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers

None.

PART III

Item 17. Financial Statements

We have responded to Item 18 in lieu of this item.

Item 18. Financial Statements

The financial statements of PDVSA’s as of December 31, 2004 and 2003 and for the years ended December 31, 2004, 2003 and 2002 are attached hereto on pages F-1 through F-87 and are incorporated herein by reference.

The following financial statements, together with the report of Alcaraz Cabrera Vázquez (a member firm of KPMG International) thereon, are filed as a part of this annual report:

	Report of Independent Registered Public Accounting Firm of Alcaraz Cabrera Vázquez (a member firm of KPMG International)	F-1

	Independent Auditors’ Report of Deloitte & Touche LLP	F-2

	Consolidated Balance Sheets at December 31, 2004 and 2003	F-3

	Consolidated Statements of Income for the years ended December 31, 2004, 2003 and 2002	F-4

	Consolidated Statements of Stockholder’s Equity and Comprehensive Loss for the years ended December 31, 2004, 2003 and 2002	F-5

	Consolidated Statements of Cash Flows for the years ended December 31, 2004, 2003 and 2002	F-6

Notes to Consolidated Financial Statements:
1.	Operations and summary of significant accounting policies	F-7
2.	Foreign exchange agreement with the Central Bank of Venezuela (BCV)	F-16
3.	Transactions and balances in currencies other than the dollar	F-17
4.	Restricted cash	F-18
5.	Notes and accounts receivable	F-21
6.	Inventories	F-21
7.	Investments in non-consolidated investees	F-22
8.	Property, Plant and Equipment, Net	F-23
9.	Long - Term Accounts Receivable and Other Assets	F-26
10.	Joint Development Activities	F-27
11.	Accounts payable to suppliers	F-33
12.	Taxes	F-33
13.	Financial and derivative instruments	F-38
14.	Long-term debt	F-41
15.	Capital stock and reserves	F-44
16.	Employee benefit plans	F-44
17.	Asset retirement obligations	F-53
18.	Accrued and other liabilities	F-54
19.	Related party transactions	F-54
20.	Operating segments and geographic data	F-57
21.	Commitments and contingencies	F-61
22.	Effects of the work stoppage on PDVSA	F-64
23.	Subsequent events	F-65
24.	Supplementary Information on oil and gas exploration and production activities (unaudited)	F-78

Item 19. Exhibits

Exhibit No:	Description

Exhibit 1.1	Memorandum and articles of association of PDVSA (incorporated herein by reference to the Registration Statement on Form F-1 filed by us on June 2, 1993).

Exhibit 12.1*	Certification of the Principal Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934.

Exhibit 12.2*	Certification of the Principal Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934.

Exhibit 13.1*
Certification of the Principal Executive Officer required by Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

Exhibit 13.2*
Certification of the Principal Financial Officer required by Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

Exhibit 14.1
Annual Report on Form 20-F of PDVSA Finance Ltd. for the year ended December 31, 2004 as first filed with the U.S. Securities and Exchange Commission (Commission file No. 333-09678) on X, 2006 (incorporated herein by reference).

*	Filed Herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PDVSA, S.A.

By:	/s/ Rafael Ramírez Carreño
Name: Rafael Ramírez Carreño
Title: President
Date: November 17, 2006

Report of Independent Registered Public Accounting Firm

To the Stockholder and Board of Directors of
Petróleos de Venezuela, S.A. (PDVSA):

We have audited the accompanying consolidated balance sheets of Petróleos de Venezuela, S.A. and subsidiaries (PDVSA) (wholly-owned by the Bolivarian Republic of Venezuela) as of December 31, 2004 and 2003, and the related consolidated statements of income, stockholder’s equity and comprehensive loss, and cash flows for each of the years in the three-year period ended December 31, 2004.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.  We did not audit the 2002 consolidated financial statements of PDV Holding, Inc. and subsidiaries, a wholly-owned subsidiary, which statements reflect total revenues constituting 46% for the year ended December 31, 2002 of the related consolidated total.  Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for PDV Holding, Inc. and subsidiaries for 2002, is based solely on the report of the other auditors.

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

In our opinion, based on our audit and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Petróleos de Venezuela, S.A. and subsidiaries (PDVSA) as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

ALCARAZ CABRERA VÁZQUEZ

/s/ Dimas Castro Bustillos
Dimas Castro Bustillos
Public Accountant
C.P.C. N° 5326
Caracas, Venezuela

November 14, 2006

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

Tulsa, Oklahoma
April 11, 2003

PETRÓLEOS DE VENEZUELA, S.A. AND SUBSIDIARIES (PDVSA)
(Wholly-owned by the Bolivarian Republic of Venezuela)

Consolidated Balance Sheets

(In millions of U.S. dollars)

	December 31
Assets	2004	2003
Current assets:
Cash and cash equivalents (note 1-q)	1,748	2,938
Restricted cash (note 4)	709	659
Notes and accounts receivable (note 5)	5,135	4,955
Inventories (note 6)	2,824	2,382
Prepaid expenses and other assets	904	777
Deferred income taxes (note 12)	719	257
Total current assets	12,039	11,968
Restricted cash (note 4)	3,039	1,000
Recoverable value added tax (note 12-d)	3,056	2,150
Investments in non-consolidated investees (note 7)	3,419	3,072
Property, plant and equipment, net (note 8)	34,712	34,720
Deferred income taxes (note 12)	1,746	1,049
Long-term accounts receivable and other assets (note 9)	2,294	1,396
	60,305	55,355
Liabilities and Stockholder’s Equity
Current liabilities:
Accounts payable to suppliers (note 11)	4,571	3,365
Current portion of long-term debt (note 14)	1,004	750
Income taxes payable	3,367	624
Deferred income taxes (note 12)	370	28
Employee termination, pension and other postretirement benefits (note 16)	289	263
Accrued and other liabilities (note 18)	2,535	2,293
Total current liabilities	12,136	7,323
Long-term debt, net of current portion (note 14)	2,716	6,265
Employee termination, pension and other postretirement benefits (note 16)	2,083	1,908
Deferred income taxes (note 12)	1,359	1,066
Accrued and other liabilities (note 18)	1,540	1,282
Total liabilities	19,834	17,844
Minority interests	67	93
Stockholder’s equity	40,404	37,418
	60,305	55,355

The accompanying notes form an integral part of the consolidated financial statements.

PETRÓLEOS DE VENEZUELA, S.A. AND SUBSIDIARIES (PDVSA)
(Wholly-owned by the Bolivarian Republic of Venezuela)

Consolidated Statements of Income

(In millions of U.S. dollars)

	Years ended December 31
	2004	2003	2002
Sales of crude oil and products:
Exports and international markets	59,951	44,178	39,875
In Venezuela	1,227	961	1,236
Petrochemical and other sales	1,517	1,071	1,201
Equity in earnings of non-consolidated investees (note 7)	1,041	379	268
	63,736	46,589	42,580

Costs and expenses:
Purchases of crude oil and products	25,448	21,016	17,956
Operating expenses	13,685	9,338	9,299
Exploration expenses	60	27	133
Depreciation and depletion (note 8)	2,829	2,824	3,038
Asset impairment (note 8)	6	296	722
Selling, administrative and general expenses	1,289	1,247	1,854
Production and other taxes (notes 12-b, 12-c, 12-f)	9,247	6,428	5,748
Financing expenses	456	627	763
Other (income) expenses, net	301	(25)	323
	53,321	41,778	39,836
Income before social development expenses, income taxes, minority interests and cumulative effect of accounting change	10,415	4,811	2,744
Social development expenses (note 19)	1,242	249	-
Income before income taxes, minority interests and cumulative effect of accounting change	9,173	4,562	2,744
Income taxes (note 12)	4,753	1,602	149
Minority interests	11	6	5
Income before cumulative effect of accounting change	4,409	2,954	2,590
Cumulative effect of accounting change for asset retirement obligations, net of deferred tax benefit of 175 in 2003 (note 17)	-	234	-
Net income	4,409	2,720	2,590

The accompanying notes form an integral part of the consolidated financial statements.

PETRÓLEOS DE VENEZUELA, S.A. AND SUBSIDIARIES (PDVSA)
(Wholly-owned by the Bolivarian Republic of Venezuela)

Consolidated Statements of Stockholder’s Equity and Comprehensive Loss
Years ended December 31, 2004, 2003 and 2002

(In millions of U.S. dollars)

	Capital stock	Legal reserves and other	Accumulated losses	Accumulated other comprehensive loss	Total stockholder's equity
Balances at December 31, 2001	39,094	7,982	(9,601)	(377)	37,098
Comprehensive income:
Net income 2002	-	-	2,590	-	2,590
Change in additional minimum pension liability, net of tax of 377	-	-	-	352	352
Total comprehensive income					2,942
Transfer to reserves	-	66	(66)	-	-
Cash dividends	-	-	(2,752)	-	(2,752)
Balances at December 31, 2002	39,094	8,048	(9,829)	(25)	37,288
Comprehensive income:
Net income 2003	-	-	2,720	-	2,720
Change in additional minimum pension liability, net of nil tax	-	-	-	4	4
Total comprehensive income					2,724
Transfer to reserves	-	328	(328)	-	-
Cash dividends	-	-	(2,343)	-	(2,343)
Non-cash dividends	-	-	(251)	-	(251)
Balances at December 31, 2003	39,094	8,376	(10,031)	(21)	37,418
Comprehensive income:
Net income 2004	-	-	4,409	-	4,409
Change in additional minimum pension liability, net of nil tax	-	-	-	(5)	(5)
Total comprehensive income					4,404
Spin-off of subsidiary	-	-	(116)	-	(116)
Advances of dividends	-	-	(1,302)	-	(1,302)
Transfer from reserves	-	(44)	44	-	-
Balances at December 31, 2004	39,094	8,332	(6,996)	(26)	40,404

The accompanying notes form an integral part of the consolidated financial statements.

PETRÓLEOS DE VENEZUELA, S.A. AND SUBSIDIARIES (PDVSA)
(Wholly-owned by the Bolivarian Republic of Venezuela)

Consolidated Statements of Cash Flows

(In millions of U.S. dollars)

	Years ended December 31
	2004	2003	2002
Cash flows from operating activities:
Net income	4,409	2,720	2,590
Adjustment to reconcile net income to net cash provided by operating activities:
Depreciation and depletion	2,829	2,824	3,038
Asset impairment	6	296	722
Cost of asset retirement obligations	-	234	-
Deferred income taxes	(524)	(53)	(552)
Provision for (reversal of) employee termination, pension and other postretirement benefits	1,049	(407)	1,340
Equity in earnings of non-consolidated investees	(1,041)	(379)	(268)
Dividends received from non-consolidated investees	605	240	228
Change in operating assets:
Notes and accounts receivable	(620)	(1,691)	(235)
Inventories	(442)	(119)	(55)
Prepaid expenses and other assets	(892)	892	374
Recoverable value added tax	(1,264)	(217)	217
Change in operating liabilities:
Accounts payable to suppliers	1,206	515	(193)
Income taxes payable, accrued and other liabilities and minority interests	3,656	1,135	(1,266)
Payments of employee termination, pension and other postretirement benefits	(494)	(244)	(1,060)
Net cash provided by operating activities	8,483	5,746	4,880
Cash flows from investing activities:
Capital expenditures, net	(2,960)	(1,969)	(2,743)
(Increase) decrease in restricted cash, net of contributions to trust funds of 3,100 in 2004 and 300 in 2003	(2,089)	1,146	1,472
Investments	89	(79)	5
Net cash used in investing activities	(4,960)	(902)	(1,266)
Cash flows from financing activities:
Proceeds from issuance of debt	616	962	1,175
Debt payments	(3,911)	(2,245)	(1,359)
Spin-off of subsidiary	(116)	-	-
Advances of dividends	(1,302)	-	-
Dividends paid	-	(2,326)	(2,652)
Net cash used in financing activities	(4,713)	(3,609)	(2,836)
Net increase (decrease) in cash and cash equivalents	(1,190)	1,235	778
Cash and cash equivalents at beginning of year	2,938	1,703	925
Cash and cash equivalents at end of year	1,748	2,938	1,703
SUPPLEMENTAL DISCLOSURE:
Cash paid during the year for:
Interest, net of capitalized amounts	528	502	615
Income taxes	2,388	1,315	911
Non-cash activities:
Offset of accounts	398	264	57
Payment of dividends using trade notes receivable	-	251	-

The accompanying notes form an integral part of the consolidated financial statements.

PETRÓLEOS DE VENEZUELA, S.A. AND SUBSIDIARIES (PDVSA)
(Wholly-owned by the Bolivarian Republic of Venezuela)

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

(1)	Operations and Summary of Significant Accounting Policies

(a)	Operations

Petróleos de Venezuela, S.A. and its subsidiaries (PDVSA or the Company) are wholly-owned by the Bolivarian Republic of Venezuela, which controls PDVSA through the Ministry of Energy and Petroleum (MENPET) (formerly Ministry of Energy and Mines - MEM). PDVSA is responsible for developing the national petroleum, petrochemical, coal and Orimulsión® industries, and planning, coordinating, supervising and controlling the activities of its subsidiaries, both in Venezuela and abroad (see notes 1-d, 23-d and 23-e). Most of the foreign companies are responsible for refining and marketing activities in North America, Europe and the Caribbean.

The main activities of PDVSA are governed by the Organic Hydrocarbons Law, which came into effect in January 2002. Gas activities are regulated by the Organic Law of Gas Hydrocarbons of September 1999 and its Regulation dated June 2000.

The main changes in the new Organic Hydrocarbons Law which affect the Company are as follows:

▪
Production tax or royalty increased from 16 2/3% to 30% of the volume of extracted hydrocarbons. For mature reservoirs or extra-heavy crude oil from the Orinoco Belt, the percentage ranges from 20% to 30%, and from 16 2/3% to 30% for bitumen, based on the profitability of those reservoirs.

▪	Other taxes:

-
Surface tax: equal to 100 tax units for each square kilometer or fraction thereof for each year, determined based on the concession area not under production; with an annual increase of 2% for five years and 5% in subsequent years.

-
General consumption tax: applicable to each liter of hydrocarbon-derived product sold in the domestic market, the rate for which shall be fixed annually in the Budget Law at between 30% and 50% of the price paid by the final consumer. For the years 2004 and 2003 the applicable tax rate was 30%.

-
Tax on the Company’s own consumption: equivalent to 10% of the value of each cubic meter of hydrocarbon-derived product, produced and consumed as fuel oil in the organization’s operations, calculated based on the final sale price.

During December 2002 and the first months of 2003, a work stoppage promoted by some sectors disrupted certain activities in the country, including the operations of PDVSA and its Venezuelan subsidiaries. These events affected the production of crude oil and natural gas, as well as the exports of crude oil and products (see notes 21 and 22).

PETRÓLEOS DE VENEZUELA, S.A. AND SUBSIDIARIES (PDVSA)
(Wholly-owned by the Bolivarian Republic of Venezuela)

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

Pursuant to PDVSA’s new corporate guidelines, as established in article N° 302 of the Constitution of the Bolivarian Republic of Venezuela and article N° 5 of the Organic Hydrocarbons Law, regarding PDVSA’s participation in the country’s social development, and in order to support the development of infrastructure, highways and roads, agricultural, health and educational programs and other investments in Venezuela, PDVSA participates in diverse programs established by the National Government. PDVSA’s participation provides for the contribution of cash to finance social programs and projects, including those denominated “missions” (see notes 4, 19 and 23-a).

(b)	Basis of Presentation

In preparing its consolidated financial statements, the Company has elected, for international reporting purposes, to present its financial statements in accordance with accounting principles generally accepted in the United States of America (US GAAP). The main economic operating environment of PDVSA consists of the international markets for crude oil and products. The U.S. dollar (dollar or $) is the reporting currency for PDVSA. The dollar is the functional currency of the Company’s subsidiaries in Venezuela and the United States of America. The local currency in Venezuela is the bolivar (Bs).

Assets and liabilities of subsidiaries outside of Venezuela and the United States of America are generally translated into dollars at the rate of exchange in effect at the balance sheet date. Income and expense items are translated at the weighted average exchange rate prevailing during each year presented. The translation effect is not significant in total and has not been significant in recent years.

Transactions in foreign currencies other than the dollar are converted at the exchange rate in effect at the transaction date. Monetary assets and liabilities denominated in foreign currencies other than the dollar are reported in dollars at the exchange rate in effect at the balance sheet date and the resulting exchange gains or losses are recognized in the statement of income (see note 3).

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

December 31, 2004, 2003 and 2002

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

Significant wholly-owned subsidiaries are: PDVSA Petróleo, S.A. (PDVSA Petróleo); Petroquímica de Venezuela, S.A. (Pequiven) (see note 23-d); PDVSA Gas, S.A. (PDVSA Gas); Deltaven, S.A. (Deltaven) and Corporación Venezolana del Petróleo, S.A. (CVP) in Venezuela; PDV Holding, Inc. (PDV Holding) and its main subsidiary PDV America, Inc. (PDV America), which operate in the United States of America and PDVSA Finance Ltd. (PDVSA Finance), a company incorporated in The Cayman Islands and that acts as PDVSA’s corporate financing vehicle. The main activity of PDVSA in the United States of America is represented by CITGO Petroleum Corporation and its subsidiaries (CITGO), which is wholly-owned by PDV America.

In a Decree dated January 30, 2004, issued by the Presidency of the Bolivarian Republic of Venezuela and published in Official Gazette on February 2, 2004, the National Government approved the transfer of PDVSA’s ownership rights in the stock of Carbozulia to the Corporación de Desarrollo de la Región Zuliana (Corpozulia) (Corporation for the Development of Zulia Region). The net effect of the spin-off of this subsidiary was $116 million and is presented in the consolidated statement of stockholders’ equity during the year ended December 31, 2004.

Non-Consolidated Investees

Non-consolidated investees are those entities in which PDVSA has significant influence, but not control, over the financial and operating policies or those in which it owns between 20% and 50% of the capital stock. The consolidated financial statements include PDVSA’s share of the recognized income and losses of non-consolidated investees on an equity basis, from the date control commences until the date when control ceases. When PDVSA’s share of losses exceeds the carrying amount of the investment, the carrying amount is reduced to zero and recognition of further losses is discontinued except to the extent that PDVSA has incurred obligations in respect of the investee. Prior to the adoption of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (SFAS No. 142), the excess of cost of the stock of those investees over PDVSA’s share of their net assets at the acquisition date was recognized as goodwill and was being amortized on a straight-line basis over a maximum of 40 years, based on the estimated useful lives of the investees’ assets. Subsequent to adoption of SFAS No. 142 on January 1, 2002, the equity method goodwill is not longer amortized but is tested annually for impairment, by applying a fair-value-based test at the reporting unit level. The effect of adopting this standard was not significant.

Transactions Eliminated on Consolidation

Intercompany balances and transactions, and any unrealized gains from intercompany transactions, are eliminated in preparing the consolidated financial statements.

PETRÓLEOS DE VENEZUELA, S.A. AND SUBSIDIARIES (PDVSA)
(Wholly-owned by the Bolivarian Republic of Venezuela)

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

Jointly Controlled Entities

Entities controlled jointly are those where PDVSA has common control, established through a contractual agreement. PDVSA Petróleo participates through its consolidated subsidiaries PDVSA Cerro Negro, S.A. (PDVSA Cerro Negro), PDVSA Sincor, S.A. (PDVSA Sincor) and Corpoguanipa, S.A. (Corpoguanipa), in associations for the development of extra-heavy crude oil reserves in the Orinoco Belt (see note 10-a). These subsidiaries of PDVSA Petróleo account for these investments using the proportional consolidation method, recognizing their percentage share in the assets, liabilities, income and costs, in accordance with their percentage participation in the joint businesses from the date joint control commences until the date that joint control ceases.

Investments at Cost

Investments of less than 20% are recorded at cost and dividends from these companies are included in income when declared.

(e)	Revenue Recognition

Income from the sale of crude oil, natural gas, refined and petrochemical products, mineral carbon, Orimulsión® and others from the Venezuelan subsidiaries and abroad are recognized in the statement of income when the significant risks and benefits derived from ownership have been transferred to the buyer. This transfer is determined by the delivery terms established in the contract with the client. No income is recognized if there is a significant uncertainty as to the recovery of the obligation acquired by the customer.

In the absence of a pervasive sales agreement, or compliance with the terms and conditions of an existing agreement, when an uncertainty as to collection exists, revenue is recognized in the period that cash or other consideration is received.

(f)	Trade Accounts Receivable

Trade accounts receivable are accounted for using the amounts billed and are presented net of an estimated allowance for doubtful accounts, which represents the amount of probable losses. The Company estimates such allowance based on the aging of accounts receivable and the results of assessment of the client portfolio.

(g)	Inventories

Inventories are stated at the lower of cost or market value. Costs of inventories of crude oil and its products are determined by the last-in, first-out (LIFO) method. Fertilizers and industrial products are stated at average cost. Materials and supplies are stated mainly at average cost, less an allowance for possible losses, and are classified into two groups: current assets and non-current assets.

PETRÓLEOS DE VENEZUELA, S.A. AND SUBSIDIARIES (PDVSA)
(Wholly-owned by the Bolivarian Republic of Venezuela)

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

(h)	Property, Plant and Equipment

Property, plant and equipment are stated at cost net of accumulated depreciation and losses due to impairment (see note 1-i). The successful efforts method of accounting is used for oil and gas exploration and production activities. All costs of development wells, related to plant and equipment and oil and gas properties are capitalized. Costs of exploratory wells are capitalized pending determination of whether the wells find proved reserves. Costs of wells for which no proved reserves are found are expensed, when they are determined unsuccessful. Other exploratory expenditures, including the geological and geophysical costs, are expensed as incurred. Major replacements and renewals are capitalized. Expenditures for major maintenance and plant repairs (plant turnaround costs) are recorded as deferred costs and amortized over the period between maintenance. Expenditures for minor maintenance, repairs and renewals carried out to maintain facilities in operating condition are expensed. Income or losses resulting from the withdrawals or disposals of assets are included as operating expenses in the consolidated statement of income.

The costs of property, plant and equipment also include, when relevant, the amounts associated with obligations for asset disposals (see note 1-n).

Financing costs of projects requiring major investments in long-term construction and those incurred from financing of specific projects are capitalized and amortized over the estimated useful lives of the related assets.

Depreciation and depletion of capitalized costs of proved crude oil, natural gas and bitumen production properties are determined using the units of production method by field, based on the proved developed reserves. The rates used are reviewed annually based on an analysis of the reserves and applied retroactively at the beginning of the year. Depreciation and depletion for coal production are determined using the units of production method, based on the proved reserves, as they are produced. The capitalized costs of other plants and equipment are depreciated on a straight line basis over their estimated useful lives, which for refining assets and other facilities range between 17 and 25 years; 20 years for the administrative buildings, 21 years for the extra-heavy crude upgrading assets and between 3 and 10 years for the remaining assets. In addition, the assets acquired under financial leases are depreciated using the straight-line method over approximately 10 years, which approximates the average useful life of such assets, as ownership of these assets is transferred at the end of the lease term.

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

December 31, 2004, 2003 and 2002

(j)	Accounting for Income Taxes

Income taxes are accounted for under the asset and liability method, as follows: a) A current tax liability or asset is recognized for the estimated taxes payable or refundable on tax returns for the current year, b) A deferred tax liability or asset is recognized for the estimated future tax effects attributable to temporary differences and tax loss and tax credit carryforwards, c) The measurement of current and deferred tax liabilities and assets is based on provisions of the enacted tax law and the effects of future changes in the tax law or rates are not anticipated, and d) The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits for which available evidence indicates that it is more likely than not that they will not be realized. Under this method, deferred tax is recognized with respect to all temporary differences, and the benefit from utilizing tax loss carryforwards and tax credits is recognized in the year in which the losses or credits arise, subject to a valuation allowance with respect to any tax benefits not expected to be realized.

PDVSA and its Venezuelan subsidiaries were required to adjust the tax bases of their non-monetary assets and liabilities in bolivars for the effects of inflation beginning in 1993. No deferred tax asset is recorded for the future benefit of the inflation-revaluation in accordance with SFAS No. 109. SFAS No. 109 prohibits recognition of a deferred tax liability or asset for differences related to assets and liabilities that are remeasured from bolivars to U.S. dollars using historical exchange rates and that result from: (1) changes in exchange rates or (2) indexing for tax purposes. Revaluation for the effects of inflation on PDVSA and its Venezuelan subsidiaries’ non-monetary assets and liabilities is performed annually. These annual revaluations may generate additional taxable income or losses which may be offset against or increase the benefit from the amortization of the initial and annual revaluation. Under SFAS No. 109, the net benefit from the initial and future revaluations are recognized as realized. Foreign exchange gains or losses related to deferred taxes are included in deferred tax expense.

(k)	Employee Termination, Pension and Other Postretirement Benefits

PDVSA accrues its liability for Venezuelan employee termination benefits, in accordance with Venezuelan labor legislation and the collective labor contracts. A significant portion of the termination benefits has been deposited in trust accounts on behalf of the employees.

In December 2004, PDVSA signed a new collective labor contract, effective until 2006, whereby salary improvements and social benefits for the workers of the contractual payroll were introduced.

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

December 31, 2004, 2003 and 2002

(l)	Environmental Expenditures

Pursuant to the environmental policy established by PDVSA and the applicable legal standards a liability is recognized when the costs are probable and may be reasonably estimated. Disbursements relating to environmental preservation, linked to income due to current or future operations are recorded as expenses or assets, as required. The outlays relating to past operations and that do not contribute to the generation of current or future income are charged to expenses. The creation of these allowances coincides with the identification of an environmental remedial obligation for which the Company has adequate information available to determine a reasonable estimate of the cost of remediation. Subsequent adjustments to estimates, when necessary, may be recorded upon obtaining additional information.

(m)	Commodity and Interest Rate Derivatives

The Company uses derivative financial instruments to reduce its exposure to commodity price risk and interest rate risk arising from operational, financing and investment activities. In accordance with its treasury policy, PDVSA does not use derivative financial instruments for trading or speculative purposes.

PDVSA elected not to designate any of its derivatives as hedges for accounting purposes, except under limited circumstances involving derivatives with initial terms of 90 days or greater and notional amounts of $25 million or greater. There were no derivative instruments accounted for as hedges outstanding at December 31, 2004 or 2003. Derivative financial instruments are recognized initially at cost. Subsequent to initial recognition, derivative financial instruments are stated at fair value and subsequent changes are recognized in the consolidated statement of income. The effects of changes in the fair value of derivatives during the years ended December 31, 2004, 2003 and 2002 are recorded in other income (expenses), net and were not significant.

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

(n)	Costs Related to Asset Retirement Obligations

The Company provides for estimated dismantlement and site removal costs of oil and gas exploration and production areas, and other industrial facilities based on the plan of retirement of the related assets in the future. Effective January 1, 2003, the Company adopted SFAS No. 143, “Accounting for Asset Retirement Obligations” which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal use of such assets. It requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it was incurred if a reasonable estimate of such fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of such asset. The liability is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the initial fair value measurement, and such adjustments are reflected in the consolidated statement of income. If PDVSA’s obligation is settled for other than the carrying amount of the liability, PDVSA will recognize a gain or loss on settlement.

PETRÓLEOS DE VENEZUELA, S.A. AND SUBSIDIARIES (PDVSA)
(Wholly-owned by the Bolivarian Republic of Venezuela)

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

(o)	Research and Development Costs

Research and development costs are expensed when incurred. In 2004, 2003 and 2002, amounts charged to expense for research and development activities amounted to $85 million, $62 million and $31 million, respectively.

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

For purposes of the consolidated statement of cash flows, PDVSA considers as cash equivalents all deposits and other cash placements with original maturities of less than three months, including amounts deposited with the Central Bank of Venezuela (BCV), available on a current basis, which at December 31, 2004, 2003 and 2002 amounted to $1,095 million, $1,059 million and $273 million, respectively.

(r)	Reclassifications

Certain reclassifications have been made to the 2003 and 2002 financial statements to conform to the classifications used in 2004.

(s)	Recently Issued Accounting Standards

Some important accounting standards recently issued are summarized as follow (see note 23-j):

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

December 31, 2004, 2003 and 2002

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

In September 2004, the FASB issued FASB Staff Position No. 142-2, “Application of FASB Statement No.142, Goodwill and Other Intangible Assets, to Oil-and Gas-Producing Entities” (“FSP FAS 142-2”). FSP FAS 142-2 indicates that the scope exception of FASB Statement No 142 includes the balance sheet classification and disclosures for drilling and mineral rights of oil-and gas-producing entities that are within the scope of FASB Statement No. 19, Financial Accounting and Reporting by Oil-and Gas-Producing Companies. The guidance in this FSP shall be applied to the first reporting period beginning after September 2004.

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

December 31, 2004, 2003 and 2002

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

In December 2004, the FASB issued FASB Staff Position No. 109-2, “Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004” (“FSP FAS 109-2”). The American Jobs Creation Act introduces a special one-time dividends received deduction on the repatriation of certain foreign earnings to a U.S. taxpayer (repatriation provision), provided certain criteria are met. FSP FAS 109-1 indicates that an enterprise is allowed time beyond the financial reporting period of enactment to evaluate the effect of the “repatriation provision” on the plan for reinvestment or repatriation of foreign earnings for purposes of applying FASB Statement No. 109. This FSP is effective upon issuance.

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

Under Venezuelan law, the Central Bank of Venezuela (BCV) is required to sell foreign currency to PDVSA at an agreed rate effective at the transaction date, which approximates the market rate, and on a priority basis to meet its foreign exchange needs, as set out in PDVSA’s annual foreign exchange budget. Pursuant to the agreement between the Venezuelan government and the BCV, all foreign currency from petroleum activities received by PDVSA, including its Venezuelan subsidiaries, must be sold to the BCV at the agreed rate, which approximates the market rate. PDVSA may use such foreign currency to service its current debt, make capital investments and pay operating expenses and maintain a revolving fund for working capital which shall not exceed $600 million (see notes 4 and 23-g).

On February 6, 2004, the National Government and the BCV substituted the exchange agreement of February 5, 2003. The new agreement maintains the exchange control regime established in the preceding agreement and the exchange rates for the purchase and sale of foreign currencies were fixed at Bs1,920.00 to $1 and Bs1,915.20 to $1, respectively (see notes 3 and 23-b).

PETRÓLEOS DE VENEZUELA, S.A. AND SUBSIDIARIES (PDVSA)
(Wholly-owned by the Bolivarian Republic of Venezuela)

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

(3)	Transactions and Balances in Currencies Other Than the Dollar

PDVSA has the following monetary assets and liabilities denominated in currencies other than the dollar which are converted to dollars at the exchange rate prevailing at the balance sheet date (in millions of dollars):

	December 31
	2004	2003
Monetary assets:
Bolivars	7,094	6,260
Euros	78	52
Other currencies	143	78
	7,315	6,390
Monetary liabilities:
Bolivars	8,706	4,459
Euros	5	150
Other currencies	571	320
	9,282	4,929
Net monetary (liability) asset position (see notes 2 and 23-b)	(1,967)	1,461

The year-end exchange rate, the average exchange rate for the year and the interannual increases in the exchange rate and Consumer Price Index (CPI), published by the BCV, were as follows:

	December 31
	2004	2003	2002
Exchange rates at year-end (Bs/$1)	1,920.00	1,600.00	1,403.00
Average annual exchange rates (Bs/$1)	1,885.93	1,611.32	1,163.91
Interannual increase in the exchange rate (%)	20.00	14.04	82.19
Interannual increase in the CPI (%)	19.18	27.10	31.22

Net effects from transactions in currencies other than the dollar during 2004 and 2003 amounted to $223 million of losses and $266 million of gains, respectively, which is comprised of $350 million of losses and $284 million of gains included in other (income) expenses net, and $127 million of gains and $18 million of losses, respectively, included in deferred income tax (benefit) expense. Foreign currency losses in 2002 amounted to $509 million, which are comprised of $26 million gain included in other (income) expenses, net and $535 million of losses included in deferred income tax (benefit) expense.

PETRÓLEOS DE VENEZUELA, S.A. AND SUBSIDIARIES (PDVSA)
(Wholly-owned by the Bolivarian Republic of Venezuela)

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

(4)	Restricted Cash

Restricted cash includes (in millions of dollars):

	December 31
	2004	2003
Macroeconomic Stabilization Fund (known by its Spanish acronym as FEM), formerly Macroeconomic Stabilization Investment Fund (FIEM) ( see note 19)	705	698
Trusts in the Bank for Social and Economic Development in Venezuela (known by its Spanish acronym as BANDES) (see notes 19 and 23-a):
Programs and Projects for Housing and Infrastructure Development	613	302
Programs and Projects related to the Ezequiel Zamora Fund for Agricultural Investment	174	-
Fund for the Economic and Social Development of the Country (known by its Spanish acronym as FONDESPA)	1,547	-
	2,334	302
Funds for extra-heavy crude oil projects in the Orinoco Belt	694	486
Liquidity account of PDVSA Finance	13	166
Other	2	7
	3,748	1,659
Less current portion	709	659
Long-term portion	3,039	1,000

Macroeconomic Stabilization Fund (FEM)

During November 2003, the Venezuelan Government established the FEM upon termination of the FIEM’s operations, which was created in June 1999, in order to achieve stabilization of the Nation’s expenses, at state and municipal levels. It was constituted to manage the fluctuations of extraordinary income and to which contributions will be made on the basis of additional oil income, the net income corresponding to the Republic, as a consequence of the privatization of public companies or concessions or strategic associations, that have not been employed in operations linked to the management of public liabilities, the extraordinary contributions made by the National Government, other than those stated above and the net returns obtained from operations. PDVSA will contribute 50% of the difference in excess between the income from oil and products exports in dollars and the average of such income collected during the last three calendar years, after deducting the taxes related to such income.

The deposits made in the FEM may be used in the event of a decrease in the fiscal income from petroleum or in the income from oil and products exports in relation to the average of such income collected during the last three calendar years or in the event of a national state of emergency. In these cases, PDVSA will be able to withdraw an amount that will not exceed 75% of the difference between the estimated income for this period and the average of such income collected during the last three calendar years, with prior approval of the Board of Directors of the FEM and the opinion of the Permanent Finance Commission of the National Assembly. Also, a maximum resources accrual level is established for PDVSA consisting of 30% of the average oil exports during the last three years. In the event of an excess, it will be transferred to the Fondo de Ahorro Intergeneracional. However, if PDVSA is required to execute special investment plans for the management and expansion of its operations, it may use part of such excess, with prior approval of the Stockholder’s Assembly.

PETRÓLEOS DE VENEZUELA, S.A. AND SUBSIDIARIES (PDVSA)
(Wholly-owned by the Bolivarian Republic of Venezuela)

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

In October 2001 and 2002, and January and April 2003, the Venezuelan Government introduced amendments to the FIEM Law and, among other changes, suspended contributions for the last quarter of 2001 and the years 2002 and 2003.

In December 2003, the National Government, through the BCV transferred the balance available in the FIEM to the FEM for $698 million.

During 2003, the National Government and the National Assembly authorized PDVSA to withdraw $1,430 million from the funds deposited in the FIEM. These funds were utilized by PDVSA as of December 31, 2003.

Also, the Law establishes that no FEM contributions will be made during fiscal 2004, for purposes of promoting the application of the new rules and institutional developments provided for in this Law.

During 2004 and 2003, financial income of $7 million and $18 million, respectively, is included in other expenses (income) in the consolidated statements of income.

Trusts in BANDES

As a result of the modifications to PDVSA’s corporate guidelines, the following trusts have been established with BANDES:

a)	Programs and Projects for Housing and Infrastructure Development, approved at the Stockholder’s Meeting on August 25, 2003 and established in bolivars;

b)	Programs and Projects as part of the Ezequiel Zamora Fund for Agricultural Investment, approved at the Stockholder’s Meeting on January 15, 2004 and established in US dollars;

c)
FONDESPA approved at the Stockholder’s Meeting on January 23, 2004, established in US dollars and to be funded by extraordinary income from the export of crude oil and products exceeding the average price budgeted per barrel, net of royalties, taxes and other direct expenses, during 2004.

d)
Integral Agreement of Cooperation with the Republic of Argentina, subscribed by the Bolivarian Republic of Venezuela and the Republic of Argentina and approved at PDVSA’s Board of Directors’ meeting on July 15, 2004. This trust was incorporated in dollars. This trust will comprise cash and securities received from the Compañía Administradora del Mercado Mayorista Eléctrico Sociedad Anónima (CAMMESA), Argentina’s energy company, for the sales of crude oil and products by PDVSA under the agreement. The funds will be limited to making payments to companies located in the Republic of Argentina for the imports in Venezuela of products from that country.

PETRÓLEOS DE VENEZUELA, S.A. AND SUBSIDIARIES (PDVSA)
(Wholly-owned by the Bolivarian Republic of Venezuela)

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

These funds will support basically social programs and projects, works, goods and services for the development of the country’s infrastructure, agricultural activity, roads, health and education in Venezuela. A summary of the trusts in BANDES to support the social projects and programs follows (in millions of dollars):

Description	Housing and Infrastructure Development	Ezequiel Zamora Fund for Agricultural Investment	FONDESPA	Total

Assets:
Cash in banks	613	174	1,547	2,334
Accounts receivable from PDVSA	41	-	-	41
Long-term accounts receivable (see notes 9 and 19)	41	156	202	399
Total assets	695	330	1,749	2,774
Contributions:
Year 2003	300	-	-	300
Year 2004	500	600	2,000	3,100
Total contributions	800	600	2,000	3,400
Retained earnings at beginning of year	2	-	-	2
Result for the year 2004	(107)	(270)	(251)	(628)
Deficit at year end	(105)	(270)	(251)	(626)
Total net contributions	695	330	1,749	2,774
Results of operations:
Interest income	24	5	13	42
Commissions and expenses, net	(1)	(2)	(2)	(5)
Expenses for social development (see note 19)	(4)	-	(22)	(26)
Adjustments to the fair value of long-term accounts receivable (see note 9)	(75)	(273)	(240)	(588)
Exchange loss	(51)	-	-	(51)
Net results of operations	(107)	(270)	(251)	(628)

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

PETRÓLEOS DE VENEZUELA, S.A. AND SUBSIDIARIES (PDVSA)
(Wholly-owned by the Bolivarian Republic of Venezuela)

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

Liquidity Account of PDVSA Finance

The restricted cash of the subsidiary PDVSA Finance corresponds to the “Liquidity Account”, in accordance with the agreement signed with financial institutions for the issue of bonds, and which is comprised of cash and time deposits that are permitted investments, including interest earned on such amounts (see notes 14 and 23-m).

(5)	Notes and Accounts Receivable

Notes and accounts receivable are summarized as follows (in millions of dollars):

	December 31
	2004	2003
Trade	4,305	4,152
Related parties (see note 19)	532	507
Other	515	421
	5,352	5,080
Less allowance for doubtful trade accounts receivable	217	125
	5,135	4,955

(6)	Inventories

Inventories are summarized as follows (in millions of dollars):

	December 31
	2004	2003
Crude oil and products	2,229	1,952
Fertilizers, industrial products, coal, Orimulsion® and other	111	50
Materials and supplies	560	461
	2,900	2,463
Less materials and supplies classified in non-current assets, net (see note 9)	76	81
	2,824	2,382

At December 31, 2004 and 2003, crude oil and products inventories stated using the LIFO method accounted for 77% and 79% of total inventories, respectively.

At December 31, 2004 and 2003, the replacement cost of inventories of crude oil and products exceeded LIFO cost by approximately $2,219 million and $1,434 million, respectively.

PETRÓLEOS DE VENEZUELA, S.A. AND SUBSIDIARIES (PDVSA)
(Wholly-owned by the Bolivarian Republic of Venezuela)

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

(7)	Investments in Non-Consolidated Investees

Investments in non-consolidated investees accounted by the equity method are summarized as follows
(in millions of dollars):

	December 31
	Percentage of Capital stock		Share of equity
	2004	2003	2004	2003
Foreign investees:
United States of America:
CITGO investees:
LYONDELL-CITGO Refining, LP (LYONDELL-CITGO)	41	41	410	455
The Needle Coker Co. (Needle Coker)	25	25	-	18
Other	-	-	171	174
Chalmette Refining L.L.C. (Chalmette Refining)	50	50	339	254
Merey Sweeny L.P. (Merey Sweeny)	50	50	30	19
Virgin Islands:
Hovensa L.L.C. (Hovensa)	50	50	1,050	888
			2,000	1,808
Germany:
Ruhr Oel GmbH (Ruhr)	50	50	187	172
Sweden:
AB Nynäs Petroleum (Nynas)	50	50	135	103
Colombia:
Monómeros Colombo Venezolanos, S.A. (Monómeros)	47	47	38	29
Other:
Bitúmenes Orinoco, S. A. (BITOR)	50	50	5	4
			2,365	2,116
Investees in Venezuela:
Petrolera Zuata, C. A. (Petrozuata)	50	50	514	419
Fertilizantes Nitrogenados de Venezuela, C.E.C. (Fertinitro)	35	35	178	144
Metanol de Oriente, S. A. (METOR)	38	38	116	110
Carbones del Guasare, S.A., subsidiary of Carbones del Zulia, S. A. (CARBOZULIA) (see note 1-d)	-	49	-	76
Supermetanol, C. A.	35	35	81	64
Super Octanos, C. A.	49	49	112	101
Ceras de Venezuela, C. A. (Ceraven)	49	49	10	10
Propilenos de Falcón, C. A. (Profalca)	35	35	21	14
Tripoliven, C. A.	33	33	5	6
Aguas Industriales de Jose, C. A.	25	25	12	11
Other	-	-	5	1
Total non-consolidated investees			1,054	956
			3,419	3,072

PETRÓLEOS DE VENEZUELA, S.A. AND SUBSIDIARIES (PDVSA)
(Wholly-owned by the Bolivarian Republic of Venezuela)

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

Information on PDVSA’s investments in non-consolidated investees follows (in millions of dollars):

	December 31
	2004	2003
PDVSA’s investments in non-consolidated investees (see note 19)	3,419	3,072
PDVSA’s equity in net income of non-consolidated investees (see note 19)	1,041	379
Dividends and distributions received from non-consolidated investees	605	240
Investments, including exchange effects	(89)	79

Summarized gross combined financial information of the above non-consolidated investees abroad and in Venezuela follows (in millions of dollars):

	December 31
	2004			2003
	Venezuela	Abroad	Total	Venezuela	Abroad	Total
Financial position:
Current assets	958	3,162	4,120	844	2,641	3,485
Non-current assets	4,775	7,222	11,997	4,846	7,266	12,112
Current liabilities	(642)	(2,515)	(3,157)	(547)	(1,998)	(2,545)
Long-term liabilities	(2,551)	(4,163)	(6,714)	(2,920)	(4,504)	(7,424)
Net equity	2,540	3,706	6,246	2,223	3,405	5,628
Operating results for the year:
Revenues	2,317	21,599	23,916	1,559	16,142	17,701
Operating income	1,099	2,264	3,363	598	1,360	1,958
Net income	618	1,811	2,429	294	798	1,092

(8)	Property, Plant and Equipment, Net

Property, plant and equipment, net are summarized as follows (in millions of dollars):

	December 31
	2004	2003
Oil and gas production	44,526	42,880
Refining, marketing and transportation	26,623	25,075
Petrochemical	3,337	3,353
Other	899	1,386
	75,385	72,694
Less accumulated depreciation and depletion	44,631	42,142
	30,754	30,552
Land	351	350
Construction in progress	3,607	3,818
	34,712	34,720

PETRÓLEOS DE VENEZUELA, S.A. AND SUBSIDIARIES (PDVSA)
(Wholly-owned by the Bolivarian Republic of Venezuela)

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

Depreciation and depletion expenses, impairment charges, asset retirement obligations and capitalized interest are summarized as follows (in millions of dollars):

	Years Ended December 31
	2004	2003	2002
Depreciation and depletion	2,829	2,824	3,038
Impairment charges	6	296	722
Asset retirement obligation (see notes 1-n, 17 and 18)	642	537	-
Capitalized interest	29	40	51

Asset impairment charges relate mainly to oil and gas wells. For segment reporting purposes these assets are reflected in the Company’s Venezuelan upstream operations.

At December 31, 2004, certain buildings used by entities attached to government entities were transferred to long-term accounts receivable and other assets for a net amount of $133 million (see notes 9 and 19).

At December 31, 2004 and 2003, PDVSA maintains several projects under execution, included in construction in progress and that will be capitalized as property, plant and equipment at the date of incorporation into operations. The most significant are:

(a)
The Plataforma Deltana Gas project includes the participation of third parties to complete the exploration and future development of the area. PDVSA completed the project’s initial phase, including 3D seismic analyses and the drilling of four exploratory wells that culminated in July, 2003. The estimated total capital investment for this project amounted to $3,810 million. At December 31, 2004, total investment in this project amounted to $140 million (see note 10-d).

(b)
The purpose of the Anaco Gas project is to increase the production of gas to meet the domestic market’s demand. Currently, the drilling process of exploratory wells located north of Anaco, Anzoátegui State is underway. This project includes the design and construction of facilities to increase the daily gas production to 2,400 million cubic feet per day (MMCFD) and 35 thousand barrels per day (MBPD) of light crude. The production capacity of this project is expected to reach 2,400 MMCFD by 2007. The estimated total capital investment for this project amounted to $732 million. At December 31, 2004, total investment in this project amounted to $118 million.

(c)
The main purpose of the Integral Ceuta-Tomoporo project is to maximize the recoverable crude oil reserves value of Ceuta-Tomoporo, which has estimated reserves of 1,000 million barrels of 23.6 API crude oil. Total investment costs will be approximately $1,200 million, with an average crude oil production of 90 MBPD to 277 MBPD. At December 31, 2004, total investment in this project amounted to $174 million. It is estimated that the development project relating to these reserves will end in 2021.

(d)
The Mariscal Sucre for Liquefied Natural Gas (LNG) project is intended to develop and exploit the reserves of non-associated offshore gas, as well as the construction of a liquefied natural gas plant, for projected gas production of 1,200 MMCFD and the processing of 4.7 million metric tons per year (MMT/Y) of LNG; 300 MMCFD of methane gas that will be used to meet the domestic market’s demand, and the remainder of the production is expected to be exported. The investment required for the development of offshore fields, the LNG plant and the associated infrastructure is estimated to total $2,700 million. At December 31, 2004, total investment in this project amounted to $12 million.

PETRÓLEOS DE VENEZUELA, S.A. AND SUBSIDIARIES (PDVSA)
(Wholly-owned by the Bolivarian Republic of Venezuela)

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

(e)
The purpose of the Interconexión Oriente-Occidente (ICO) project is to connect the natural gas transmission systems of the central and eastern region of Venezuela (Anaco, Anzóategui State, Barquisimeto, Lara State) with the transmission system located in the country’s western region (Ulé-Amuay, Falcón State) in order to cover the gas demand of the country’s western region, expand the gas service to other regions nationwide and to promote the industrial and commercial development in areas near the construction of this transmission system. The estimated total investment in this project is $413 million and it is expected to be completed by 2007. At December 31, 2004, total investment in this project amounted to $47 million.

(f)
The Complejo Industrial Gran Mariscal de Ayacucho (CIGMA) project, involves the construction of infrastructure in Güiria, Sucre State, for the development and industrialization of natural gas in the oriental offshore. The total cost of the work is estimated at $334 million and the income from the project will be from the sale of land lots for industrial use, duly developed and endowed with all the relevant services. This complex will gather the diverse gas streams delivered by the offshore northern-eastern gas development projects, including the Plataforma Deltana, Mariscal Sucre, as well as further medium and long-term projects. These gas volumes will be primarily destined to supply the Venezuelan internal market’s demand and the national industrialization plans. The excess gas volumes will be exported as Liquefied Natural Gas (LNG). The scope of the CIGMA project also includes the installation of a LNG plant required for this purpose. The estimated total capital investment for this project amounted to $344 million. At December 31, 2004, total investment in this project amounted to $4 million (see note 10-d).

(g)
The purpose of the Complejo Criogénico de Occidente (CCO) project is to optimize the processing of natural gas in the country’s western region. The estimated total investment for this project amounted to $600 million. At December 31, 2004, total investment in this project amounted to $15 million.

At December 31, 2004 and 2003, there are certain gas compression plants and related equipment acquired under capital lease agreements recorded as property, plant and equipment for approximately $86 million and $105 million, net of accumulated depreciation of approximately $152 million and $166 million, respectively. Depreciation expense recorded in 2004, 2003 and 2002 for assets acquired under capital lease agreements amounted to $9 million, $14 million and $45 million, respectively. At December 31, 2004, future lease payments for operating and capital leases are summarized as follows (in millions of dollars):

PETRÓLEOS DE VENEZUELA, S.A. AND SUBSIDIARIES (PDVSA)
(Wholly-owned by the Bolivarian Republic of Venezuela)

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

	Leases
Years	Operating	Capital
2005	259	8
2006	251	8
2007	206	8
2008	194	8
2009	179	8
Remaining years	380	33
Estimated future lease payments	1,469	73
Less interest		25
Present value, included in accrued and other liabilities (see note 18)		48

Rent expense incurred from operating leases during 2004, 2003 and 2002 was $522 million, $281 million, and $182 million, respectively, which is included in operating expenses.

In August 2001, a fire occurred in the crude oil distilling unit at the Lemont Refinery, Illinois State, United States of America. In May 2002, a new crude distilling unit was available for operations. In September 2001, a fire occurred in the hydrocracker unit at the Lake Charles refinery, Louisiana State, United States of America, and subsequently, the operations of the hydrocracker unit were resumed in November 2001. The Company recognizes income property damage insurance recoveries in excess of the amount of recorded losses and related expenses, and business interruption insurance recoveries when such amounts are realized.

During 2003, the Company recorded income in other expenses, net, $146 million, for recoveries mainly relating to these fires.

(9)	Long - Term Accounts Receivable and Other Assets

Long-term accounts receivable and other assets are summarized as follows (in millions of dollars):

	December 31
	2004	2003
Long-term accounts receivable (see note 19)	727	680
Materials and supplies (see note 6)	76	81
Plan turnaround costs, net amortization and short-term portion	662	430
Goodwill	63	52
Intangible pension plan asset (see note 16)	87	40
Funding for social programs and projects (see notes 4 and 19)	399	-
Building used by governmental entities (see notes 8 and 19)	133	-
Others	147	133
	2,294	1,396

PETRÓLEOS DE VENEZUELA, S.A. AND SUBSIDIARIES (PDVSA)
(Wholly-owned by the Bolivarian Republic of Venezuela)

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

The funding of social programs and projects corresponds to contributions made by PDVSA for the execution of infrastructure works and social activities approved by the National Government, and included in the following programs: Programs and Projects for Housing Policy and Infrastructure Development, Programs and Projects related to the Ezequiel Zamora Fund for Agricultural Investment and FONDESPA (see note 4). At December 31, 2004, the Company determined and adjusted accounts receivable to their fair values for each entity executing these projects, recognizing a loss of $588 included in other (income) expenses, net in the consolidated statement of income. Following is a summary of the fair values of balances receivable relating to these programs at December 31, 2004 (in millions of dollars):

	Contractual value	Fair value	Adjustment to fair value
Programs and Projects for Housing and Infrastructure Development	116	41	75
Programs and Projects related to the Ezequiel Zamora Fund for Agricultural Investment	429	156	273
FONDESPA	442	202	240
	987	399	588

(10)	Joint Development Activities

PDVSA has undertaken the following joint development activities in Venezuela:

(a)	Development of the Orinoco Belt Extra-Heavy Crude Oil Reserves

The Venezuelan National Assembly (formerly National Congress) approved between 1993 and 1999 several association agreements for the exploitation and upgrading of extra-heavy crude oil and marketing of the upgraded crude oil, as follows:

			In Millions of Dollars
Association	PDVSA´s percentage participation	Partners	Estimated gross project cost (unaudited)	Incurred as of December 31, 2004 (unaudited)	Incurred as of December 31, 2003 (unaudited)
Petrozuata	49.90	ConocoPhillips	3,085	3,478	3,478
Cerro Negro	41.67	ExxonMobil-BP	2,018	2,723	2,723
Sincor	38.00	Total Fina - Statoil	4,260	4,185	4,185
Hamaca	30.00	ChevronTexaco - Conoco Phillips	3,534	3,481	2,544

The variation between the estimated gross project cost and the cost incurred as of December 31, 2004, in Petrozuata, corresponds mainly to the following factors: a) a change in the scope of the project, which was expanded for the construction of maritime facilities and a terminal for handling solids; b) an increase in the labor cost arising as a result of contractual agreements; and c) an increase in the investment to accelerate the drilling program. The variation between the estimated gross project cost and the cost incurred as of December 31, 2004, in Cerro Negro, corresponds mainly to the operating costs, as well as other additional administrative expenses incurred during the project’s early production stage.

PETRÓLEOS DE VENEZUELA, S.A. AND SUBSIDIARIES (PDVSA)
(Wholly-owned by the Bolivarian Republic of Venezuela)

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

The disbursements required for these joint ventures are covered by capital contributions of PDVSA and the partners, from financing and income from production during the development period (see note 14).

PDVSA Petróleo, participates in these joint ventures through non-consolidated investees: Petrozuata, and its wholly-owned subsidiaries PDVSA Cerro Negro, PDVSA Sincor and Corpoguanipa (Hamaca Project) (see notes 1-d, 4, and 7).

The objective of these joint ventures is to perform vertically integrated activities for the exploration, development, production, mixing and transport of extra-heavy crude oil, in the areas of Zuata, Cerro Negro, and Hamaca from the Orinoco Belt, for processing in the improvement plants to produce upgraded crude oil of high gravity for commercialization on the international markets. During the construction of the improvement plants, the joint ventures produced extra-heavy crude oil which when mixed with intermediate crude oil is sold without further improvement.

During 1998, 1999, 2000 and 2001 development production commenced in Petrozuata, Cerro Negro, Sincor and Hamaca, respectively. During 2001, the Petrozuata and Cerro Negro projects were completed. During 2002 and 2004, the Sincor and Hamaca projects were completed, respectively. The commercial production of upgraded crude oil in Petrozuata, Cerro Negro, Sincor and Hamaca began in February 2001, August 2001, March 2002 and October 2004, respectively.

A summary of the combined financial statements of the Cerro Negro, Sincor and Hamaca projects follows (in millions of dollars):

	December 31
	2004	2003
Financial position:
Current assets	1,056	862
Non-current assets	9,776	9,011
Current liabilities	(1,008)	(596)
Long-term liabilities	(2,439)	(3,544)
Net equity	7,385	5,733

Operating results for the year:
Revenues	2,911	1,840
Costs and expenses	(1,364)	(654)
Operating income	1,547	1,186
Net income	1,432	998

PETRÓLEOS DE VENEZUELA, S.A. AND SUBSIDIARIES (PDVSA)
(Wholly-owned by the Bolivarian Republic of Venezuela)

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

(b)	Association Agreements in New Areas

CVP is the subsidiary that was designated in January 1996 by the MENPET, to contract risk and profit sharing agreements with private investor companies (association agreements) to coordinate, control and supervise the activities relating to the exploration and exploitation of hydrocarbon fields in new areas.

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

In accordance with the terms of the association agreements, CVP and the investors incorporated jointly owned companies for each area, the capital stock of which is represented by 35% Class “A” shares owned by CVP and 65% Class “B” shares owned by the investors. The purpose of the jointly owned companies is to direct, coordinate and supervise the activities that will be executed by the operators of the areas.

In order to guarantee compliance with the minimum work program established in the agreements, CVP received in July 1996 letters of credit or guarantees from the investors’ parent companies. Pursuant to the agreements, these guarantees may be reduced every six months, upon request of the investors and in accordance with the development of such program. As per certification issued by the CVP and due to the fact that the minimum working programs were completed, the guarantees remained without effect.

As of December 31, 2004 and 2003, CVP has investments in shares representing its 35% participation in the companies as of that date, as listed below by area:

Areas	CVP partners	Jointly owned Companies
Eastern Paria Gulf	Ineparia - Conoco Venezuela, C.A. - ENI B.V. (ENI) - OPIC Karimun Corporation (OPIC)	Administradora del Golfo de Paria Este, S. A.
Western Paria Gulf	Conoco Venezuela, C.A. - ENI - OPIC	Compañía Agua Plana, S.A.
La Ceiba	Exxon Mobil - PetroCanada	Administradora Petrolera La Ceiba, C. A.
San Carlos (1)	Petrobrás Energía de Venezuela, S. A.	Compañía Anónima Mixta San Carlos, S. A.

(1)	Changed to a gas license in 2002

The companies listed above have not begun hydrocarbon commercial production operations; the activities performed during 2004 and 2003 consisted mainly of completing the minimum exploratory program and continuation of the exploration efforts, as well as approving and continuing with the assessment and outline plans. These activities included, among others, the reprocessing and 3D and 2D seismic interpretation, as well as the drilling of exploratory wells.

PETRÓLEOS DE VENEZUELA, S.A. AND SUBSIDIARIES (PDVSA)
(Wholly-owned by the Bolivarian Republic of Venezuela)

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

In December 2001, the Control Committee approved the assessment plan of the discovery in Alto La Ceiba (blocks 1, 3, 4 and 7) ending in June 2004, which in September 2003 was extended until December 2005, as a result of the events of December 2002, when the assessment process was completed.

During 2002, the outline and development plan (blocks 5, 6, 9 and 10) of the gas discovery in La Doncella, located in San Carlos, Cojedes State, continued and the MENPET granted a gas license for this area. In addition, during 2003, CVP granted the coordination of the area of San Carlos to the MENPET and the Ente Nacional de Gas (ENAGAS) and began the liquidation of Compañía Anónima Mixta San Carlos, S.A.

In September 2003, upon approval of CVP, Ineparia sold and transferred 75% of its shares in the association agreement for this area as well as its participation in Administradora del Golfo de Paria Este, S.A., to the investors Conoco Venezuela, C.A. (37.5%), ENI (30.0%), OPIC (7.5%).

In April 2003, the Control Committee declared commercially viable a discovery in the Western Paria Gulf Project, named Corocoro. In May 2003, PDVSA’s Board of Directors authorized CVP to participate in the development plan of this discovery. The participants in the consortium for this development plan for Corocoro are: CVP (35%), ConocoPhillips (32.5%), ENI (26.0%) and OPIC (6.5%). At December 31, 2004, approximately $62 million are included in property, plant and equipment in the consolidated balance sheet corresponding to the contributions of CVP in the joint venture.

(c)	Operating Agreements

During 1992 and 1993, PDVSA signed through its subsidiary PDVSA Petróleo the first and second rounds of operating agreements with specialized international companies. The purpose of these agreements is the reactivation and operation of 15 oil fields, which in general cover a term of 20 years. During 2004 and 2003 these reactivated fields have been productive.

In June 1997, PDVSA Petróleo held a third bidding round and awarded additional 17 fields to be operated under operating agreements with specialized national and international companies. These fields are located in the Venezuelan States of Anzoátegui, Falcón, Monagas and Zulia. Field operations are subject to the approval of development programs which include the execution of exploration activities at the operator’s risk, and in areas where reserves are discovered, the agreement provides for the signing of new agreements for further development. Since the beginning of the agreements for the third round exploration, and until December 31, 2004 the activities in these fields have not been successful.

As established in the operating agreements, the investors will make capital investments in the assets necessary to increase production in the fields received, possibly recovering their investments by collecting operating fees and stipends, which are determined based on the amount of crude oil delivered to PDVSA Petróleo during the term of the agreement, at the end of which PDVSA Petróleo has no liability to pay for the remaining value of the assets existing in the fields (see note 23 -i).

PETRÓLEOS DE VENEZUELA, S.A. AND SUBSIDIARIES (PDVSA)
(Wholly-owned by the Bolivarian Republic of Venezuela)

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

The operating fees, capital fees and other, and stipends included as operating expenses in the consolidated statements of income are presented below (in millions of dollars):

	Years ended December 31
	2004	2003	2002
Operating fees	1,242	959	852
Capital fees and other	769	638	629
Stipends	1,181	748	620
	3,192	2,345	2,101

As of December 31, 2004 and 2003, the accounts payable related to operating agreements amounted to $758 million and $614 million, respectively, as a result of these operations (see note 11).

(d)	Projects for Development of Offshore Natural Gas - Plataforma Deltana

For purposes of granting rights related to the exploration and development of the Plataforma Deltana (Delta Platform), the area was divided into five blocks, mainly considered non-associated gas projects. During 2002, the first phase of selecting partners was completed. The first exploration phase was completed by PDVSA in July 2003.

The licenses for the exploration and development of blocks 2 and 4 were granted by the MENPET in February 2003 to ChevronTexaco Corporation, ConocoPhillips and Statoil ASA. These companies are engaged in carrying out a minimum exploratory program with an estimated investment of $150 million and the subsequent investment for its development, if its profitability is confirmed. The participation of PDVSA in the partnership will be established when the profitability of each block is determined.

During the second half of 2003 blocks 3 and 5, as redimensioned, were offered. Block 3 was won by ChevronTexaco Corporation, which was assigned officially by the MENPET in February 2004. Block 5 did not receive offers.

Since the awarding of the block 3, the activity of PDVSA in the Project has been concentrated on following the administration of the licensees of blocks 2, 3 and 4 during the exploration phase as technical support to MENPET; the analysis of possible business opportunies and development for blocks 1 and 5; the studies required to complete the conceptual engineering of the entire project, including the transportation systems from CIGMA and the gas liquefaction plant (LNG), in addition to the social-economic environmental impact studies, the environmental base line and programs for sustainable development for the communities of the Orinoco Delta.

The estimated total investment for this project is approximately $3,810 million, including PDVSA’s participation. Blocks 1 and 5 are maintained in reserve for future businesses.

(e)	Cooperation Agreement for Orimulsión®

In April 2001, a cooperation agreement for Orimulsión® was signed between BITOR and China National Oil and Gas Exploration and Development Corporation (CNODC), a subsidiary of China National Petroleum Corporation (CNPC), the objective of which is to carry out a series of pre-investments necessary to determine definitively the feasibility of the project. On December 13, 2001, the National Assembly of the Bolivarian Republic of Venezuela authorized BITOR to establish with CNODC, a jointly controlled entity named Orifuels Sinoven, S.A. (SINOVENSA).

PETRÓLEOS DE VENEZUELA, S.A. AND SUBSIDIARIES (PDVSA)
(Wholly-owned by the Bolivarian Republic of Venezuela)

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

On December 27, 2001, the association agreement was entered into in connection with the Orimulsión® between BITOR, CNODC and PetroChina Fuel Oil Company Limited, (the latter two, subsidiaries of CNPC). The agreement is for the construction and operation of a bitumen emulsification module to produce Orimulsión® (MPE-3), the extraction, exploitation, transportation and industrialization of natural bitumen and associated fluids and the trading of Orimulsión® produced in the installation. BITOR shall have a share of 30%, CNODC 40% and PetroChina Fuel Oil Company Limited 30%. This module will have an effective production capability of 125 MBD of Orimulsión® (7.25 million of annual metric tons), that will be exported to the electricity generation industry in China. The field and the production facilities will be located in the area of Cerro Negro and Morichal, southern Monagas State, and the emulsification plant at the industrial complex Complejo Industrial de Jose, Anzoátegui State.

(f)	Energy Agreements with Latin America and the Caribbean

During 2004, the National Government subscribed energy agreements with the governments of the following countries, mainly from Latin America and the Caribbean:

Country	Company	MBPD
Dominican Republic	REFIDOMSA	50
Argentina	CAMMESA	9
Paraguay	PETROPAR	19
Bolivia	YPFB	2
Jamaica	PETROJAM	21
Caribbean countries	Various	28

The agreements entered into with Caribbean countries include the following; Antigua and Barbuda (5 MBPD), Belize (4 MBPD), Guyana (5 MBPD), and Suriname (10 MBPD), which are members of the Petrocaribe Energy Cooperation Agreement. These agreements are in the process of formalization and their terms are being negotiated (see note 23-f).

In accordance with an agreement subscribed in 2000, PDVSA supplied 53 MBPD of crude oil to Cuba. In 2004, this agreement was modified to supply 92 MBPD of crude oil.

The agreement entered into with every country establishes that PDVSA will enter into an agreement for the supply of crude oil and refined products with the national oil company of each of these countries based on a number of barrels agreed by the Venezuelan Government.

Most of these supply agreements provide for, among other conditions, a sale price equivalent to the market value, payment terms of between 30 and 90 days for a significant portion of every shipment, and long-term financing for the remaining portion (between 15 and 23 years). The agreements will be effective for one year, and may be extended by mutual agreement of the parties involved.

PETRÓLEOS DE VENEZUELA, S.A. AND SUBSIDIARIES (PDVSA)
(Wholly-owned by the Bolivarian Republic of Venezuela)

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

During the year ended December 31, 2004, the Company made certain crude oil deliveries at market prices amounting to $1,021 million for which revenue and the related receivable will be recognized when cash or consideration is received. During 2004, the Company transferred the rights to approximately $560 million of the above as a dividend to the Shareholder. Approximately $461 million remained outstanding at December 31, 2004, which will be recognized as revenue in the period when cash or other consideration is received.

(11)	Accounts Payable to Suppliers

Accounts payable to suppliers are summarized as follows (in millions of dollars):

	December 31
	2004	2003
Trade	3,516	2,482
Related entities (see note 19)	297	269
Operating agreements (see note 10-c)	758	614
	4,571	3,365

(12)	Taxes

A summary of taxes, which affect the consolidated operations of PDVSA, follows (in millions of dollars):

	Years ended December 31
	2004	2003	2002
Income taxes	4,753	1,602	149
Production and other taxes	9,247	6,428	5,748
	14,000	8,030	5,897

(a)	Income before Income Taxes

Income before income taxes and minority interests for each year consisted of the following (in millions of dollars):

	Years ended December 31
	2004	2003	2002
In Venezuela	7,292	3,605	2,283
Foreign	1,881	957	461
	9,173	4,562	2,744

PETRÓLEOS DE VENEZUELA, S.A. AND SUBSIDIARIES (PDVSA)
(Wholly-owned by the Bolivarian Republic of Venezuela)

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

The income tax expense is summarized as follows (in millions of dollars):

	Years ended December 31
	2004	2003	2002
Current income tax expense:
In Venezuela	4,884	1,556	663
Foreign	393	99	38
	5,277	1,655	701
Deferred income tax (benefit) expense:
In Venezuela	(522)	(194)	(613)
Foreign	(2)	141	61
	(524)	(53)	(552)
Income tax expense	4,753	1,602	149

The difference between the statutory income tax rate and the effective consolidated income tax rate for each year is analyzed as follows:

	Years ended December 31
	2004	2003	2002
	%	%	%
In Venezuela:
Statutory income tax rate for the petroleum sector	50.0	50.0	50.0
Inflation adjustment for tax purposes net of effects of translation to dollars	15.0	19.8	(75.1)
Effects of subsidiaries' income taxed at 34% tax rate	(6.8)	(1.8)	(4.7)
Operating agreements	(4.9)	-	-
Fair value loss on financial instruments	7.2	-	-
Change in valuation allowance	(5.9)	(29.2)	-
Tax losses	-	-	45.8
FIEM/FEM	(0.6)	(3.2)	(24.8)
Transfer pricing adjustment	2.0	(2.8)	5.2
Dividend tax	7.0	5.0	0.1
Other differences, net	(3.2)	(1.8)	3.5
Effective income tax rate in Venezuela	59.8	36.0	-

Foreign:
Effects of foreign taxation	(8.0)	(0.9)	5.4
Consolidated effective income tax rate	51.8	35.1	5.4

PDVSA and some of its Venezuelan subsidiaries are entitled to tax credits for new investments in property, plant and equipment up to 12% of the amounts invested. Such credits, however, may not exceed 2% of net taxable income, and the carryforward period may not exceed three years. Also, the income tax law allows tax losses to be carried forward for 3 years to compensate future taxable income, except losses resulting from the application of the fiscal inflation adjustment, which can be carried forward for one year, to compensate future taxable income.

PETRÓLEOS DE VENEZUELA, S.A. AND SUBSIDIARIES (PDVSA)
(Wholly-owned by the Bolivarian Republic of Venezuela)

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

During 2004 and 2003, some subsidiaries utilized tax credits and tax loss carryforwards as follows (in millions of dollars):

	Tax credits		Tax losses
Years ended	Tax credits	Tax effect	Tax losses	Tax effect

Year ended December 31, 2004	201	201	217	108
Year ended December 31, 2003	151	151	1,984	903

As of December 31, 2004 investment tax credit carryforwards aggregated approximately $299 million and tax loss carryforwards amounted to $38 million, which expire as follows (in millions of dollars):

	Years ended December 31
	2005	2006	2007
Tax credits	88	81	130
Tax losses	37	1	-

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

The Venezuelan Income Tax Law establishes a tax rate of 50% for companies engaged in the exploitation of hydrocarbons and related activities, establishing certain exceptions for the exploitation and related activities for extra heavy crude oils, natural bitumen and non-associated gas, for which the tax rate is 34%. The applicable income tax rate for the main subsidiaries abroad is 35%.

PETRÓLEOS DE VENEZUELA, S.A. AND SUBSIDIARIES (PDVSA)
(Wholly-owned by the Bolivarian Republic of Venezuela)

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

The tax effects of significant items comprising PDVSA’s net deferred tax assets (liabilities) are as follows (in millions of dollars):

	December 31
	2004	2003
Deferred tax assets:
Accruals for employee benefits	1,018	801
Accounts receivable	230	-
Property, plant and equipment	196	114
Production tax payable	41	-
Deferred charges on intercompany transactions	210	58
Investment tax credits and tax loss carryforwards	312	371
Accruals for contingencies	379	284
Other	110	49
	2,496	1,677
Less valuation allowance	31	371
	2,465	1,306
Deferred tax liabilities:
Property, plant and equipment	859	779
Investments in consolidated investees	328	-
Investments in non-consolidated investees	284	267
Inventories	79	-
Other	179	48
	1,729	1,094
Net deferred tax assets	736	212

Deferred tax assets and liabilities were reclassified to present the net current and long-term position indicated as follows (in millions of dollars):

	December 31
	2004	2003
Current assets	719	257
Long-term assets	1,746	1,049
Current liabilities	(370)	(28)
Long-term liabilities	(1,359)	(1,066)
	736	212

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion of deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and investment tax credits and tax loss carryforwards utilizable. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning in making these assessments. Based upon the level of historical taxable income and projections of future taxable income over periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2004. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

PETRÓLEOS DE VENEZUELA, S.A. AND SUBSIDIARIES (PDVSA)
(Wholly-owned by the Bolivarian Republic of Venezuela)

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

The valuation allowance for deferred tax assets as of December 31, 2004, 2003 and 2002 was $31 million, $371 million and $1,961 million, respectively. Based on the increase in crude oil prices during 2004 and 2003, and the tax projections for 2006 and 2005, management decreased the aforementioned valuation allowance by $340 million in 2004 and $1,590 million in 2003. In 2002, the valuation allowance increased by $925 million.

(b)	Production Tax

Production tax is payable based on crude oil produced and natural gas processed in Venezuela. The production tax rate is 30% on the volumes of hydrocarbons for the delivery and sale of crude oil to traditional areas (PDVSA Petróleo).

For mature extra-heavy crude oil reservoirs in the Orinoco Belt, a 16 2/3% rate is applicable during the first phase of production, calculated on the basis of certain parameters established by the Venezuelan Government. Upon commencement of the commercial production of synthetic crude oil the rate will be reduced to 1% during the nine subsequent years or until the income from the sale of the crude oil triple the value of the initial investment, should that occur before the aforementioned term has elapsed. After the nine-year period, the 16 2/3% rate is reintroduced. In October 2004, the MENPET established that the new rate of 16 2/3% of production tax was effective from October 11, 2004.

For bitumens, a rate ranging from between 16 2/3% and 30% is used based on the profitability of reservoirs. Royalties for 2004, 2003 and 2002 amounted to $9,129 million, $6,298 million and $5,659 million, respectively, and are included in production and other taxes in the consolidated statement of income.

(c)	Business Assets Tax

This tax is as an alternative minimum tax, calculated based on 1% of the average value of the inflation-adjusted assets at the beginning and end of the year. On an individual company basis, PDVSA and its Venezuelan subsidiaries calculate this tax together with income tax and pay the higher of the two. On August 17, 2004, the Business Assets Tax Law of November 26, 1993 was repealed, effective September 1, 2004. In 2004, 2003 and 2002, this tax resulted in an expense of $15 million, $24 million and $47 million, respectively, included under production and other taxes in the consolidated statement of income.

PETRÓLEOS DE VENEZUELA, S.A. AND SUBSIDIARIES (PDVSA)
(Wholly-owned by the Bolivarian Republic of Venezuela)

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

(d)	Value Added Tax

The Value Added Tax Law (VAT) established a tax rate of 16% applicable to the taxable base effective from September 2002. On August 11, 2004, the Partial Amendment Law of the Value Added Tax Law was published, reducing the rate from 16% to 15%, effective on September 1, 2004. The VAT Law provides for an exemption for the commercialization of certain hydrocarbon derivative products and the right to recover from the National Treasury certain tax credits resulting from export sales. Amounts to be recovered do not bear interest. A consolidated summary of tax credits pending compensation or recovery follows (in millions of dollars):

	Years ended December 31
	2004	2003	2002
Tax credits receivable at beginning of year	2,150	1,933	2,150
Generated during the year	1,264	453	753
Exchange loss	(358)	(236)	(970)
Tax credits receivable at end of year	3,056	2,150	1,933

(e)	Sales and Excise Taxes

In Venezuela and the United States of America, sales of gasoline and other motor fuels are subject to sales and excise taxes. In 2004, 2003 and 2002, such taxes, paid to the corresponding governments, amounted to $4,037 million, $3,766 million and $3,623 million, respectively. These taxes are not included in sales in the consolidated statement of income.

(f)	Surface Tax

The Organic Hydrocarbons Law establishes the payment of a tax equivalent to 100 tax units (TU) per square kilometer or fraction of surface extention of land granted and not exploited. This tax will be increased annually by 2% during the first five years and by 5% in subsequent years. During 2004, 2003 and 2002, PDVSA Petróleo incurred surface tax in Venezuela of $103 million, $106 million and $42 million, respectively, included under production and other taxes in the consolidated statements of income.

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

December 31, 2004, 2003 and 2002

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

	2004		2003
	Carrying amount	Fair value	Carrying amount	Fair value
Assets:
Cash and cash equivalents	1,748	1,748	2,938	2,938
Restricted cash	3,748	3,748	1,659	1,659
Notes and accounts receivable	5,135	5,135	4,955	4,955
Recoverable value added tax	3,056	2,728	2,150	1,919
Long-term accounts receivable (included in other assets)	1,126	1,097	680	680
Derivative assets (included in prepaid expenses and other)	16	16	20	20

Liabilities:
Accounts payable to suppliers	4,571	4,571	3,365	3,365
Current portion of long-term debt	1,004	1,006	750	737
Long-term debt, net of current portion	2,716	2,743	6,265	6,186
Taxes and long-term accounts payables (included in accrued and other liabilities)	1,881	1,872	1,759	1,733
Derivative liabilities (included in accrued and other liabilities)	15	15	8	8

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

PETRÓLEOS DE VENEZUELA, S.A. AND SUBSIDIARIES (PDVSA)
(Wholly-owned by the Bolivarian Republic of Venezuela)

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

The fair value of recoverable value added tax and long-term accounts receivable have been determined by discounting the non-interest bearing carrying amounts, based on future recoveries, using the applicable interest rates in the money market.

The fair value of long-term debt, including the current portion, at December 31, 2004 and 2003, is based on interest rates that are currently available to PDVSA for issuance of debt with similar terms and remaining maturities and broker quotes which contemplate credit risk.

The fair value of derivative instruments is based on the estimated amount that the Company would receive or pay to terminate the agreements, considering current commodity prices and interest rates and the current creditworthiness of the counterparties.

PETRÓLEOS DE VENEZUELA, S.A. AND SUBSIDIARIES (PDVSA)
(Wholly-owned by the Bolivarian Republic of Venezuela)

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

(14)	Long-Term Debt

Long-term debt consists of the following (in millions of dollars):

	December 31
	2004	2003
PDV America/CITGO (see note 23-h):
Preferential bonds for $250 million, 6% unsecured senior notes, due 2011	248	-
Variable rate senior secured term loan with CITGO's stock participation in two affiliates, due 2006	-	200
7.875% unsecured senior notes under $200 million shelf registration, due 2006	150	150
9.3% unsecured private placement senior notes, due 2004 to 2006	23	34
7.17% to 8.94% unsecured master shelf agreement senior notes, due 2004-2009	165	185
Tax - exempt bonds, due 2004 to 2033 with variable and fixed interest rates, guaranteed with letters of credits	459	332
Variable rate taxable bonds guaranteed with letters of credit, due 2026	80	25
11.375% unsecured senior notes, due 2011	7	547
	1,132	1,473
PDVSA Finance - Unsecured notes (see note 23-m)
6.45% due 2002 through 2004	-	50
8.75% due 2000 through 2004	-	28
6.25% due 2002 through 2006 (in euros)	1	142
6.65% due 2004 through 2006	7	300
9.37% due 2004 through 2007	5	250
6.80% due 2007 through 2008	6	300
9.75% due 2008 through 2010	24	250
8.50% due 2010 through 2012	29	500
7.40% due 2014 through 2016	13	400
9.95% due 2018 through 2020	3	100
7.50% due 2027 through 2028	5	400
	93	2,720
PDVSA VI:
8.46% notes guaranteed by PDVSA and the stock particiaption in Hovensa, due 2004 to 2009	273	334
Carried forward,	1,498	4,527

PETRÓLEOS DE VENEZUELA, S.A. AND SUBSIDIARIES (PDVSA)
(Wholly-owned by the Bolivarian Republic of Venezuela)

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

	December 31
	2004	2003
Brought forward,	1,498	4,527
PDVSA Petróleo:
Variable and fixed rate (4.1% to 5.0%) loans guaranteed by governmental export agencies and financial institutions due 2004 to 2005	30	92
7.33% to 8.03% PDVSA Cerro Negro bonds guaranteed due 2004 to 2028	264	276
Variable rate PDVSA Cerro Negro line of credit guaranteed due 2004 to 2012	107	121
Variable rate PDVSA Sincor loan guaranteed due 2004 to 2012	384	432
Variable rate Corpoguanipa lines of credit guaranteed due 2008 to 2018	287	291
	1,072	1,212
Bariven, S.A. (Bariven):
Variable and fixed rate (6.13% to 7.69%) loans guaranteed by governmental export agencies and financial institutions, due 2004 to 2008	131	234
PDV Marina, S.A. (PDV Marina):
Variable rate (2.81% to 3.66%) letters of credit facility guaranteed due 2004 to 2006	37	87
PDVSA Corporate:
Variable rate libor plus 0.5%, loans guaranteed by governmental export agencies and financial institutions, due 2008	534	600
Variable and fixed rate (1.70% to 2.30%) loans guaranteed by governmental export and financial institutions, due 2012 (in Yen)	388	280
Unsecured variable rate (LIBOR plus 4.5%) loan facility due 2010	14	18
	936	898
Other subsidiaries	46	57
	3,720	7,015
Less current portion of long-term debt	1,004	750
Total long-term portion	2,716	6,265

PETRÓLEOS DE VENEZUELA, S.A. AND SUBSIDIARIES (PDVSA)
(Wholly-owned by the Bolivarian Republic of Venezuela)

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

Future maturities of the long-term portion at December 31, 2004 are as follows (in millions of dollars):

Years
2006	351
2007	466
2008	436
2009	217
Remaining years	1,246
2,716

All debt is denominated in dollars except for the Euro and Yen denominated loans as indicated above.

At December 31, 2003, CITGO had a $200 million senior secured term loan under an agreement with a syndication of various lenders. The senior loan was secured by CITGO’s equity interest in two pipeline companies. CITGO retired the senior loan on June 25, 2004. The costs to retire the senior loan prior to the maturity date of February 2006 included a prepayment charge of $4 million.

In October 2004, CITGO issued $250 million of 6% unsecured senior notes due October 15, 2011. In connection with this transaction, CITGO repurchased approximately $543 million principal amount of its 11.375% senior notes due 2011 as part of a tender offer for such notes. CITGO recorded a charge to financing expenses of approximately $136 million, principally related to the premium.

In February 2003, the Company issued $550 million aggregate principal amount of 11.375% unsecured senior notes due February 1, 2011. In connection with this debt issuance, CITGO redeemed $50 million principal amount of its 7.875% senior notes due 2006. After the tender offer for the 11.375% notes in October 2004, approximately $6.6 million remain outstanding at December 31, 2004.

On June 28, 2004, PDVSA Finance made a public offer in cash for the purchase of a portion or the entirety of bonds issued by such entity. Simultaneously with this offer, the subsidiary asked for the consent of the bondholders to amend certain provisions of the Indenture and Supplemental Indentures, under which each series of bonds had been issued. The adoption of the amendments proposed required the consent of the majority of the bondholders of the main aggregated amount of each series owed by them, by voting for all of them as a single class. Bondholders with an aggregate approximating 96.34% of the principal amount of the notes, participated in the offer and granted their consent in accordance with the purchase offer. According to this offer, on August 2, 2004 the subsidiary purchased a principal amount of such debt of $2,512 million. With the purchase of the debt a premium was incurred for $54.8 million, plus fees of the Dealer Manager for $15.1 million, plus expenses for $1.7 million, which are included as financing expenses in the consolidated statement of income for the year ended December 31, 2004.

Covenants

Various of PDVSA’s borrowing facilities contain covenants that restrict, among other things, the ability of the Company and its subsidiaries to incur additional debts, to pay dividends, place liens on property and sell certain assets. The Company was in compliance with these covenants at December 31, 2004 and 2003.

PETRÓLEOS DE VENEZUELA, S.A. AND SUBSIDIARIES (PDVSA)
(Wholly-owned by the Bolivarian Republic of Venezuela)

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

Credit Facilities

At 31 December 2004 PDVSA has credit lines available, guaranteed for $260 million.

(15)	Capital Stock and Reserves

At December 31, 2004 and 2003, PDVSA’s capital stock is represented by 51,204 registered shares of Bs25 million each, totaling $39,094 million. By law the shares may not be transferred or encumbered in any way.

The legal reserve is a requirement for Venezuelan companies. Pursuant to Venezuelan law, the legal reserve shall not be distributed as dividends. Other reserves include principally the reserve for the realization of deferred tax assets and the reserve for new investments.

Cash dividends are declared and paid to the stockholder in bolivars based on the statutory financial statements, which reflect retained earnings. In 2003 and 2002, total cash and non-cash dividends were declared for $2,594 million and $2,752 million, respectively. Non-cash dividends with a fair value of $251 million were paid to the stockholder in 2003. In addition, an advance of dividends of $1,302 million was paid in cash during 2004 and dividends were paid in cash of $2,326 million during 2003 (see note 23-l).

(16)	Employee Benefit Plans

An analysis of the liability for employees benefit plans follows (in millions of dollars):

	December 31
	2004	2003
Accrual for employee termination benefits	182	131
Pensions plans	817	795
Other postretirement benefits	1,373	1,245
	2,372	2,171
Less current portion	289	263
Long-term portion	2,083	1,908

PDVSA and its subsidiaries have the following employee benefit plans:

(a)	Defined Contribution Savings Plans

PDVSA and its Venezuelan subsidiaries maintain savings funds for their employees and guarantee contributions to the members’ accounts. At December 31, 2004 and 2003, the guaranteed amount in the savings fund is $134 million and $165 million, respectively. In addition, an U.S. subsidiary maintains three retirement and savings plans with defined contributions, covering all eligible employees; the employees who are members of these plans make voluntary contributions to the plans that in turn are matched by the subsidiary.

PETRÓLEOS DE VENEZUELA, S.A. AND SUBSIDIARIES (PDVSA)
(Wholly-owned by the Bolivarian Republic of Venezuela)

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

(b)	Pension Plans and Other Postretirement Benefits

Pursuant to the collective labor contract, PDVSA and its Venezuelan subsidiaries have a retirement plan that covers all eligible employees. There is a single pension fund and an organization that administers the assets of the pension plan. The pension plan is terminally funded for most of the retirees’ liabilities. An U.S. subsidiary also sponsors three qualified noncontributory defined benefit pension plans and three nonqualified defined benefit plans. The qualified pension plans are funded in accordance with current legislation, without exceeding tax deduction restrictions. The nonqualified plans are funded as necessary to pay retiree benefits.

CITGO sponsors three defined pension plans and non-contributive benefits; two which cover eligible employees in hourly regime and one that covers eligible employees earning salaries. CITGO also sponsors three defined benefit plans not qualifying for certain eligible employees.

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

PETRÓLEOS DE VENEZUELA, S.A. AND SUBSIDIARIES (PDVSA)
(Wholly-owned by the Bolivarian Republic of Venezuela)

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

The following sets forth the changes in benefit obligations, plan assets for the pension plans, and the funded status of such plans and postretirement benefits for 2004 and 2003, and the funded status of such plans reconciled with amounts reported in the consolidated balance sheets (in millions of dollars):

	December 31
	2004	2003	2004	2003
	Pension benefits		Other postretirement benefits
Venezuela:
Change in benefit obligation -
Benefit obligation, beginning of year	2,312	2,734	920	1,096
Service cost	40	51	23	26
Interest cost	217	204	90	94
Participant contributions	7	8	-	-
Plan amendments	295	452	-	-
Actuarial gains	(521)	(118)	232	(32)
Benefits paid	(183)	(184)	(52)	(52)
Curtailments	-	(835)	-	(212)
Benefit obligation, end of year	2,167	2,312	1,213	920
Change in plan assets -
Fair value of plan assets, beginning of year	1,620	1,054	-	-
Actual return on plan assets	239	575	-	-
Employer contributions	81	120	52	52
Participant contributions	7	8	-	-
Benefits paid	(145)	(137)	(52)	(52)
Fair value of plan assets, end of year	1,802	1,620	-	-

Funded status	(364)	(692)	(1,213)	(920)
Employer contributions	53	9	-	-
Benefit payments made directly by employer	34	32	-	-
Unrecognized net actuarial gain	(1,583)	(1,042)	46	(196)
Unrecognized prior service cost	1,240	1,053	165	200
Net amount recognized	(620)	(640)	(1,002)	(916)

PETRÓLEOS DE VENEZUELA, S.A. AND SUBSIDIARIES (PDVSA)
(Wholly-owned by the Bolivarian Republic of Venezuela)

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

	December 31
	2004	2003	2004	2003
	Pension benefits		Other postretirement benefits
Amounts recognized in the Company's consolidated balance sheets consist of:
Accrued benefit liability	(707)	(681)	(1,002)	(916)
Employer contributions	53	9	-	-
Benefit payments made directly by employer	34	32	-	-
Net amount recognized	(620)	(640)	(1,002)	(916)
Foreign:
Change in benefit obligation -
Benefit obligation, beginning of year	516	450	415	334
Service cost	23	20	9	9
Interest cost	32	29	23	22
Amendments	-	(8)	-	(4)
Actuarial loss	35	39	(18)	62
Plan merger/acquisitions	-	5	-	-
Accumulated other comprehensive income	(19)	(19)	(11)	(8)
Benefit obligation, end of year	587	516	418	415
Change in plan assets -
Fair value of plan assets, beginning of year	343	290	1	1
Actual return on plan assets	35	59	-	-
Plan merger/acquisitions	-	4	-	-
Employer contributions	44	24	11	8
Benefits paid	(24)	(34)	(11)	(8)
Fair value of plan assets, end of year	398	343	1	1
Funded status	(188)	(173)	(417)	(413)
Unrecognized net actuarial loss	120	90	49	87
Unrecognized prior service cost	(5)	(6)	(3)	(4)
Net amount recognized	(73)	(89)	(371)	(330)

PETRÓLEOS DE VENEZUELA, S.A. AND SUBSIDIARIES (PDVSA)
(Wholly-owned by the Bolivarian Republic of Venezuela)

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

	December 31
	2004	2003	2004	2003
	Pension benefits		Other postretirement benefits
Amounts recognized in the Company´s consolidated balance sheets consist of:
Accrued benefit liability	(109)	(114)	(371)	(330)
Intangible asset	6	-	-	-
Accumulated other comprehensive income	30	25	-	-
Net amount recognized	(73)	(89)	(371)	(330)

The net periodic benefit (reversal) costs are as follows (in millions of dollars):

	December 31
	2004	2003	2002	2004	2003	2002
	Pension benefits			Other postretirement Benefits
Venezuela:
Components of net periodic benefit (reversal) cost -
Service cost	40	51	152	23	26	52
Interest cost	17	204	414	89	94	143
Expected return on plan assets	(153)	(104)	(120)	-	-	-
Amortization of prior service cost	109	87	118	36	44	68
Amortization of net gain at date of adoption	-	2	2	-	-	-
Recognized net actuarial (gain) loss	(68)	(22)	44	(10)	(7)	18
Curtailments/settlements	(90)	(267)	-	-	25	-
Net periodic benefit (reversal) cost	(145)	(49)	610	138	182	281

Foreign:
Components of net periodic benefit cost -
Service cost	23	20	17	9	9	7
Interest cost	32	29	28	23	22	19
Expected return on plan assets	(29)	(27)	(30)	-	-	-
Recognized net actuarial (gain) loss	3	3	-	20	50	11
Net periodic benefit cost	29	25	15	52	81	37

PETRÓLEOS DE VENEZUELA, S.A. AND SUBSIDIARIES (PDVSA)
(Wholly-owned by the Bolivarian Republic of Venezuela)

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

Additional information for Venezuela is presented below:

	2004	2003	2002	2004	2003	2002
	Pension benefits			Other postretirement Benefits
	%	%	%	%	%	%
Weighted-average assumptions used to determine benefit obligations at December 31:
Discount rate	10.00	10.00	10.00	10.00	10.00	10.00
Rate of compensation increase	7.00	7.00	7.00	7.00	7.00	7.00
Weighted-average assumptions used to determine net periodic benefit cost for the year ended December 31:
Discount rate	10.00	10.00	10.00	10.00	10.00	10.00
Rate of compensation increase	7.00	7.00	7.00	7.00	7.00	7.00
Expected return on plan assets	10.00	10.00	10.00	0.00	0.00	0.00

In Venezuela the rate of return of the plan’s assets generally reflects the historic return of the assets, according to the structure of the investment portfolio. At December 31, 2004, the weighted average return of the investment portfolio over the last ten years was 31.10%.

In Venezuela, for the purpose of benefits other than pension plans, an 8% incremental inflation rate is applied for health benefits and 6% for food subsidy plans.

The inflation rate increments on these benefits have a significant effect on the reported quantities for these plans. A one percent variation in the rates would have the following effects (in millions of dollars):

	1% increase	1% decrease
Increase (decrease) in total service and interest cost components	20	(15)
Increase (decrease) in postretirement benefit obligation	149	(125)

The measurement date to determine the amounts of assets and liabilities of the pension plan was December 31, 2004.

PETRÓLEOS DE VENEZUELA, S.A. AND SUBSIDIARIES (PDVSA)
(Wholly-owned by the Bolivarian Republic of Venezuela)

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

Additional information for foreign subsidiaries is presented below:

	2004	2003	2002	2004	2003	2002
	Pension benefits			Other postretirement benefits
	%	%	%	%	%	%
Weighted-average assumptions used to determine benefit obligations at December 31:
Discount rate	5.75	6.25	6.75	5.75	6.25	6.75
Rate of compensation increase	4.48	4.46	5.00	4.48	-	-
Weighted-average assumptions used to determine net periodic benefit cost for the year ended December 31:
Discount rate	6.25	6.75	7.25	6.25	6.75	7.25
Expected long-term return on plan assets	8.25	8.50	9.00	6.00	8.50	9.00
Rate of compensation increase	4.48	5.00	5.00	4.50	-	-

CITGO’s expected long-term rate of return on plan assets is intended to generally reflect the historical returns of the assets in its investment portfolio. The weighted average return at December 31, 2004 on indices representing CITGO’s investment portfolio is 8.99% over the past 10 years and 8.32% over the past 15 years.

For measurement purposes, a 10 percent pre-65 and an 11 percent post-65 annual rate of increase in the per capita cost of covered health care benefits was assumed for 2004. These rates are assumed to increased by 10% in 2005 for both pre-65 and post-65 and then to decrease 1 percent per year to an ultimate level of 5 percent by 2010, and to remain at that level thereafter.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects (in millions of dollars):

	1% increase	1% decrease
Increase (decrease) in total service and interest cost components	6	(5)
Increase (decrease) in postretirement benefit obligation	71	(57)

PETRÓLEOS DE VENEZUELA, S.A. AND SUBSIDIARIES (PDVSA)
(Wholly-owned by the Bolivarian Republic of Venezuela)

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

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

Cash flows
(In millions of dollars)

	Pension Benefits	Other Benefits
For Venezuela:
Expected employer contributions for the year ended December 31, 2005	80	175

Expected employer contributions for the year ended December 31:
2005	251	73
2006	176	77
2007	181	81
2008	188	85
2009	195	90
	1,102	536
For foreign subsidiaries:
Expected employer contributions for the year ended December 31, 2005	13	12

Expected employer contributions for the year ended December 31:
2005	17	12
2006	18	15
2007	20	17
2008	22	19
2009	25	21
	172	136

PETRÓLEOS DE VENEZUELA, S.A. AND SUBSIDIARIES (PDVSA)
(Wholly-owned by the Bolivarian Republic of Venezuela)

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

Plan Assets

For Venezuela the plan assets include:

	Target	December 31
Asset category	allocation	2004	2003
	%	%	%
Equity	15-20	17.00	23.30
Fixed income	40-45	42.00	29.36
Cash	40-44	41.00	47.34
		100.00	100.00

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

With regard to the policy to constitute funds for benefits other than retirement plan, the “pay-as-you-go” method is applied, PDVSA estimates contributions for these plans in 2005 will be $52 million.

For foreign subsidiaries the plan assets include:

	Target	December 31
Asset category	allocation	2004	2003
	%	%	%
Equity	56-66	63.12	60.20
Fixed income	34-44	36.08	39.20
Cash	0-5	0.80	0.60
		100.00	100.00

For foreign plans, the policy is to fund the qualified pension plans in accordance with applicable laws and regulations and not to exceed the tax-deductible limits. CITGO estimates that it will contribute $12 million to these plans in 2005. The nonqualified plans are funded as necessary to pay retiree benefits. The plan benefits for each of the qualified pension plans are primarily based on an employee’s years of plan service and compensation as defined by each plan.

PETRÓLEOS DE VENEZUELA, S.A. AND SUBSIDIARIES (PDVSA)
(Wholly-owned by the Bolivarian Republic of Venezuela)

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

CITGO’s policy is to fund its postretirement benefits other than its pension obligations, on a pay-as-you-go basis. CITGO estimates that it will contribute $12 million to these plans in 2005.

(17)	Asset Retirement Obligations

During 2003, the Company performed an analysis of the costs associated with obligations for asset disposals relating to production and injection wells and recorded $234 million corresponding to the cumulative effect of the cost associated with obligations due to asset disposals, net of the deferred income tax benefit of $175 millions. The cumulative effect adjustment also increased the following balance sheet categories: property, plant and equipment associated with these obligations, $65 million, net of $60 million of accumulated depreciation; accrued and other liabilities $537 million corresponding to liabilities associated with obligations for asset disposals.

The asset retirement obligations relating to the refining and marketing plants and related assets were not estimated as these assets are considered to have an indeterminate life, due to planned major maintenance and repairs; and therefore there is not sufficient information available to determine within a reasonable range an estimate of the related asset retirement obligation.

During 2004, the company performs periodic reviews of its downstream and chemical long-lived assets for any changes in facts and circumstances that might require recognition of a retirement obligation.

The following table indicates the changes of the Company’s asset retirement obligations in 2004 and 2003 (in millions of dollars):

	December 31
	2004	2003
Accrual for asset retirement obligations as of January 1	537	478
Accretion	120	57
Additions	4	3
Sales and disposals	(19)	(1)
Accrual for asset retirement obligations as of December 31	642	537
Property, plant and equipment as of January 1	125	122
Additions	4	3
Sales and disposals	(32)	-
Property, plant and equipment as of December 31	97	125
Accumulated depreciation and depletion as of January 1	60	54
Depreciation and depletion	3	6
Sales and disposals	(13)	-
Accumulated depreciation and depletion as of December 31	50	60

PETRÓLEOS DE VENEZUELA, S.A. AND SUBSIDIARIES (PDVSA)
(Wholly-owned by the Bolivarian Republic of Venezuela)

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

(18)	Accrued and Other Liabilities

Accrued and other liabilities are summarized as follows (in millions of dollars):

	December 31
	2004	2003
Withholding taxes	322	258
Valued added tax (VAT)	363	201
Production tax payable	702	637
Capital leases (see note 8)	48	46
Provision for lawsuits and claims (see note 21)	448	380
Employees' accounts payable	349	134
Environmental accrual (see note 21)	587	473
Accrual for refining works	61	50
Accrual for asset retirement obligation (see notes 1-n, 8 and 17)	642	537
Interest payable	10	111
Dividends payable	-	126
Long-term accounts payable	87	246
Accrued expenses from foreign affiliates	184	91
Other	272	285
	4,075	3,575
Less current portion of accrued and other liabilities	2,535	2,293
Long-term portion	1,540	1,282

(19)	Related Party Transactions

PDVSA considers its affiliates, companies controlled jointly, the Company’s directors and executives, other companies that are also property of the stockholder and other government institutions as related parties.

A summary of transactions with related parties follows (in millions of dollars):

	Years ended December 31
	2004	2003	2002
Activities of the year:
Sales	8,506	6,022	6,602
Equity in earnings of non-consolidated investees (see note 7)	1,041	379	268
Costs and expenses	16,819	12,118	6,402
Income taxes in Venezuela (see note 12-a)	4,884	1,556	663
Social development expenses	1,242	249	-

PETRÓLEOS DE VENEZUELA, S.A. AND SUBSIDIARIES (PDVSA)
(Wholly-owned by the Bolivarian Republic of Venezuela)

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

	December 31
	2004	2003
Balances at year end:
Deposits with the BCV, contributions to the FEM (see notes 2 and 4)	705	698
Trusts in BANDES (see note 4)	2,334	302
Accounts receivable (see note 5)	532	507
Long-term accounts receivable and other assets (see note 9)	727	680
Financing for social programs and projects (see notes 4 and 9)	399	-
Investments in affiliates (see note 7)	3,419	3,072
Accounts payable to suppliers (see note 11)	297	269
Accruals and other liabilities	1,885	1,313
Building used by governmental entities (see notes 8 and 9)	133	-
Income taxes payable in Venezuela (see note 12-a)	3,387	604

During 2004, 2003 and 2002, CITGO sold to affiliated companies mainly at market prices, raw material and other products for $456 million, $387 million and $277 million, respectively. The outstanding balances resulting from these operations at December 31, 2004 and 2003 amounted to $107 million and $71 million, respectively, that are included in notes and accounts receivable from related parties.

During the years ended December 31, 2004, 2003 and 2002, CITGO acquired refined products from various affiliated companies, (LYONDELL-CITGO, Hovensa and Chalmette Refining) under long-term agreements. These purchases amounted to $6,800 million, $4,900 million and $3,500 million, respectively, and are included in the consolidated statement of income as purchases of crude oil and products. At December 31, 2004 and 2003, accounts payable resulting from these operations amounted to $183 million and $148 million, respectively.

During 2004, 2003 and 2002, PDVSA purchased upgraded crude oil from Petrozuata amounting to $293 million, $196 million and $261 million, respectively, which is included in costs and expenses. Additionally, Petrozuata reimbursed PDVSA Petróleo for project and operating expenditures amounting to $10 million, $14 million and $11 million in 2004, 2003 and 2002, respectively (see notes 7 and 10).

PETRÓLEOS DE VENEZUELA, S.A. AND SUBSIDIARIES (PDVSA)
(Wholly-owned by the Bolivarian Republic of Venezuela)

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

PDVSA Petróleo has various agreements for supplies to related parties, which are summarized as follows (MBPD):

Entities	Delivery obligation	Year of termination
Ruhr Oel	237	2022
Nynäs Petroleum	57	2005
LYONDELL-CITGO (see note 21)	230	2011
Chalmette Refining	90	Strategic association period
ConocoPhillips	172	2020
Hovensa	270	Between 2008 and 2022
Hamaca Marketing Company	129	Strategic association period
	1,185

In support of social projects established by the National Government (see note 1-a), PDVSA incurred the following expenses during 2004 and 2003 (in millions of dollars):

	Years ended December 31
	2004	2003
Robinson I and II Mission	-	72
Ribas Mission	320	32
Vuelvan Caras Mission	172	-
Identidad Mission	44	-
Barrio Adentro Mission	275	34
Sucre Mission	113	3
Mercal Mission	146	-
Donations to the Community	133	12
Public libraries	-	75
Development expenses incurred by the BANDES trusts (see note 4)	26	-
Other	13	21
	1,242	249

Part of the supplies for the social projects are paid by offsetting accounts receivable from the sale of crude oil under the Caracas Energy Cooperation Agreement (see note 10-f).

Due to the complexity and scope of the social development activities undertaken by PDVSA in their financial, legal and operating aspects, and considering the requirements of the National Government, reactivation of the subsidiary Palmaven, S.A. was approved by the Board of Directors on October 21, 2004, with the objective of executing social development activities.

PETRÓLEOS DE VENEZUELA, S.A. AND SUBSIDIARIES (PDVSA)
(Wholly-owned by the Bolivarian Republic of Venezuela)

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

At December 31, 2004 and 2003, accounts receivable from related parties include $356 million and $226 million, respectively, corresponding to payments for indemnities to retired personnel on account of the Civil Association “Administradora de los Fondos de Pensiones de los Jubilados de Petróleos de Venezuela, S.A. (APJ-PDV)” (Retirees Funds Administration Company), subject to a long-term recovery plan.

Long-term accounts receivable as of December 31, 2004 and 2003, include balances with Petrozuata for $137 million and $234 million, respectively, which are held for cash requirements; also, they include balances receivable from C.A. de Administración y Fomento Eléctrico (CADAFE) for $271 million and $220 million, respectively, which do not bear interest and do not have fixed maturity dates. The accounts receivable from CADAFE result from services provided, industrial distribution, and methane gas transportation. Also, the supply of light diesel, by the subsidiaries of PDVSA Gas, Deltaven and PDVSA Petróleo, may be offset against energy supply services provided by CADAFE. During 2004 and 2003, PDVSA, through its subsidiary PDVSA Petróleo, offset with CADAFE $27 million and $16 million, respectively.

During 2004 and 2003, based on instructions from the shareholder, PDVSA, through its subsidiary PDVSA Petroleo, acquired certain assets, which were subsequently transferred to CADAFE. The cost of the assets transferred is recoverable by PDVSA, through discounts and/or the supply of electricity from CADAFE.

At December 31, 2004 and 2003 PDVSA, through its subsidiary BITOR, has provided its affiliate Orifuels Sinoven, S.A. $71 million and $31 million, respectively, for the construction and operation of a production and emulsification module of natural bitumen to produce Orimulsión (MPE- 3), which is included in long-term accounts receivable.

At December 31, 2004, certain assets with a net carrying amount of $133 million have been identified, which correspond to buildings used by entities attached to governmental entities. During 2004, usage agreements were signed for some of these buildings. The agreements in relation to the conditions for their use and the possible transfer of such assets are in the process to being determined and legally formalized. The expenses for maintenance and other expenses for these facilities are assumed by PDVSA, which does not receive any consideration for the use of these assets. At December 31, 2004, the value of such assets is presented under other assets (see notes 8 and 9).

(20)	Operating Segments and Geographic Data

Intersegment sales, which primarily consist of sales of crude oil and natural gas, are generally made at approximate market prices. PDVSA evaluates the performance of its segments and allocates resources to them based on net revenues, operating income (calculated as income before financing expenses, social contribution development social expenses, income taxes and minority interests), capital expenditures and property, plant and equipment. The “other” line item includes corporate related items and results of non-significant operations in Venezuela, Europe and the Caribbean.

PETRÓLEOS DE VENEZUELA, S.A. AND SUBSIDIARIES (PDVSA)
(Wholly-owned by the Bolivarian Republic of Venezuela)

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

Intersegment sales, which primarily consist of sales of crude oil and natural gas, are generally made at approximate market prices. PDVSA evaluates the performance of its segments and allocates resources to them based on net revenues, operating income (calculated as income before financing expenses, social contribution development social expenses, income taxes and minority interests), capital expenditures and property, plant and equipment. The “other” line item includes corporate related items and results of non-significant operations in Venezuela, Europe and the Caribbean.

The exploration, production and upgrading segment in Venezuela, include the search for oil and gas reserves, and improvement of extra-heavy crudes; and the transportation of crude and natural gas to the point of delivery to the refineries and fractionation plants.

Refining, supply and marketing activities in Venezuela include the administration of refineries, marketing and transportation of crude oil, natural gas and refined petroleum products under the brand name PDV. The refining, trade and supply activities in the USA comprise the administration of refineries and gasoline and byproducts marketing, mainly in the eastern and the Midwest regions of the United States, under the brand name CITGO.

The gas activity includes the management of gas processing plants, commercialization of natural and liquid gas, both for industrial and household use, as well as its transportation, distribution, placement, and sale. Petrochemical activities in Venezuela include the production and marketing of various compound mixes, olefins, plastic resins and chemical additives (see note 23-d).

PETRÓLEOS DE VENEZUELA, S.A. AND SUBSIDIARIES (PDVSA)
(Wholly-owned by the Bolivarian Republic of Venezuela)

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

Summarized financial information for the Company’s reportable segments is presented in the following table (in millions of dollars):

	Years ended December 31
	2004	2003	2002
Revenues:
Net sales of crude oil and products:
Segments in Venezuela:
Upstream operations	25,798	21,241	18,931
Downstream operations	42,810	22,026	23,342
Petrochemical operations	1,421	784	919
Segments in the United States of America:
Downstream operations	32,028	25,217	19,358
Other	1,255	714	645
	103,312	69,982	63,195
Eliminations (1)	(39,576)	(23,393)	(20,615)
	63,736	46,589	42,580
Operating income (2):
Segments in Venezuela:
Upstream operations	9,031	8,160	4,032
Downstream operations	(2,817)	(3,699)	(583)
Petrochemical operations	343	42	265
Segments in the United States of America:
Downstream operations	1,432	762	314
Other	2,344	670	464
	10,333	5,935	4,492
Eliminations (1)	538	(497)	(985)
	10,871	5,438	3,507
(1)	Represents the elimination of intersegment sales.
(2)	Before financing expenses, income taxes, minority interests and cumulative effect of accounting change for asset retirement obligations.

PETRÓLEOS DE VENEZUELA, S.A. AND SUBSIDIARIES (PDVSA)
(Wholly-owned by the Bolivarian Republic of Venezuela)

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

	Years ended December 31
	2004	2003	2002
Depreciation:
Segments in Venezuela:
Upstream operations	1,591	1,571	1,718
Downstream operations	626	821	819
Petrochemical operations	128	126	145
Segments in the United States of America:
Downstream operations	257	263	300
Other	227	43	56
	2,829	2,824	3,038
Capital expenditures, net:
Segments in Venezuela:
Upstream operations	1,912	1,276	1,316
Downstream operations	345	237	814
Petrochemical operations	60	9	(172)
Segments in the United States of America:
Downstream operations	246	357	754
Other	397	90	31
	2,960	1,969	2,743
Property, plant and equipment, net:
Segments in Venezuela:
Upstream operations	20,272	19,951	20,415
Downstream operations	7,940	8,324	9,024
Petrochemical operations	1,710	1,808	1,925
Segments in the United States of America:
Downstream operations	3,816	3,833	3,750
Other	974	804	757
	34,712	34,720	35,871

PETRÓLEOS DE VENEZUELA, S.A. AND SUBSIDIARIES (PDVSA)
(Wholly-owned by the Bolivarian Republic of Venezuela)

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

Net sales and long-lived assets information by geographic area are summarized below (in millions of dollars):

	Venezuela	United States of America	Other Countries (3)	Total
December 31, 2004
Net sales (1)	30,457	32,028	210	62,695
Long-lived assets (2)	41,436	4,766	2,064	48,266
December 31, 2003
Net sales (1)	20,659	25,216	335	46,210
Long-lived assets (2)	36,170	5,039	2,178	43,387
December 31, 2002
Net sales (1)	22,309	19,358	645	42,312
Long-lived assets (2)	37,874	5,086	1,320	44,280

(1)	Based on the country in which the sales originate.
(2)	Based on the location of the asset.
(3)	The long-lived assets consist primarily of investments in non-consolidated investees.

(21)	Commitments and Contingencies

Guarantees and Other Commitments

At December 31, 2004, some of PDVSA’s subsidiaries have construction completion guarantees related to debt and financing arrangements secured by joint venture projects. The subsidiaries, projects, guarantee obligations and year of termination are presented below (in millions of dollars):

Subsidiary/Project	Guarantee Obligations	Year of termination
CITGO/affiliates and others	50	2005-2008
PDVSA Petróleo /Hamaca Project	291	2005
PDVSA Petróleo /Sincor Project	16	2005
PDVSA Petróleo / Ministry of Environment	34	2006
Bariven capital expenditures	100	2006

At December 31, 2004 and 2003, no liabilities have been recorded for these concepts, historically the claims as a result of guarantees have not been significant.

PETRÓLEOS DE VENEZUELA, S.A. AND SUBSIDIARIES (PDVSA)
(Wholly-owned by the Bolivarian Republic of Venezuela)

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

Litigation and Other Claims

In February 2002, LYONDELL-CITGO (LCR) commenced an action against PDVSA and PDVSA Petróleo, in the United States District Court for the Southern District of New York seeking damages for alleged breaches of the long-term crude oil supply agreement between LCR and Lagoven (subsequently merged into PDVSA Petróleo) and the supplemental supply agreement, between LCR and PDVSA. On May 31, 2002, PDVSA and PDVSA Petróleo filed a motion to dismiss the case. On August 6, 2003, the judge dismissed one of the ten counts in the complaint, allowing the remaining counts to proceed through early stages of litigation. The parties engaged in extensive discovery beginning in November 2003. In the course of expert discovery, on September 30, 2004, one of LCR’s retained experts filed a report listing the amount of liquidated damages owed by PDVSA and PDVSA Petróleo to LYONDELL-CITGO through September 2004 as $125 million. For the same period, LCR’s expert calculated the amount of actual damages as $258 million to $260 million, depending on the method used to calculate interest. LCR also claims additional unspecified amounts for attorneys’ fees and costs. Discovery was formally concluded on October 1, 2004. On October 1 and October 6, 2004, the magistrate judge issued orders directing PDVSA and PDVSA Petróleo to produce all Board of Directors minutes and related documents to LCR. PDVSA informed the magistrate judge that it could not comply with his order because granting LCR unrestricted access to PDVSA’s Board of Directors materials violated Venezuelan law. The magistrate judge entered an adverse inference sanction against PDVSA and PDVSA Petróleo, ordering that the court may infer that the Board of Directors’ documents were unfavorable to PDVSA and favorable to LCR. The magistrate judge also ordered that the court may give the strongest weight to the evidence already in the case in favor of LCR, but may also consider any evidence presented by PDVSA to explain why it did not produce the Board of Directors materials. The judge affirmed the magistrate judge’s adverse inference instruction on April 29, 2005. Meanwhile, on October 22, 2004, both parties filed motions for summary judgment with the court, which have been fully briefed. (see note 23-s).

On April 11, 2003, a legal action was filed against PDVSA and its subsidiaries PDVSA Petróleo, PDVSA Finance and CITGO in the federal district court of Denver, Colorado, USA. The plaintiff is a U.S. oil and gas exploration and production company that has allegedly entered into an exclusive offshore license agreement with the government of Grenada to explore, develop, produce and market oil and/or natural gas in 4.75 million offshore acres between Grenada and Venezuela. The plaintiff alleges that PDVSA has interrupted and otherwise interfered with its ability to develop and market Grenada’s oil and natural gas resources in violation of the U.S. antitrust laws. The plaintiff seeks damages in an amount to be established at trial that it believes should exceed $100 million. PDVSA and its subsidiaries involved deny the allegations and complaints and intend to contest the case vigorously if it proceeds. In November 2003, the plaintiff filed a Notice of Dismissal, without prejudice, with respect to PDVSA Finance. On September 30, 2004 the court, where the case is dealt with, announced a decision favorable to PDVSA. The plaintiff appealed the decision (see note 23-k).

PETRÓLEOS DE VENEZUELA, S.A. AND SUBSIDIARIES (PDVSA)
(Wholly-owned by the Bolivarian Republic of Venezuela)

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

The work stoppage promoted by some sectors during December 2002 and the first months of 2003 which interrupted the operations of PDVSA and its Venezuelan subsidiaries (see note 22), resulted in the termination of the labor relationship, beginning January 1, 2003, for approximately 18,000 workers of PDVSA and its subsidiaries in Venezuela. In the opinion of PDVSA’s management and its legal advisors, the dismissals were carried out in conformity with the Venezuelan Organic Labor Law (LOT), and all the significant outstanding labor benefits, pursuant to PDVSA’s collective labor contract and the Venezuelan LOT, have been accrued for as of December 31, 2004 and 2003. The employees fired from PDVSA have filed a re-hiring request with the labor court. Management and their legal counsel believe that this matter will be resolved in favor of the Company.

In May 2003, an arbitration proceeding was commenced in the International Court of Arbitration against PDVSA Petróleo in connection with a dispute arising under an alleged contract for the sale and purchase of 50,000 MMT of unleaded gasoline dated February 19, 2003. The plaintiffs are claiming for damages amounting to $14 million. Management and their legal advisors deny the allegations and have contested the claims vigorously. A court decision is expected by August 2005. Management and their legal counsel believe that they have substantial defenses to the claims asserted (see note 23-k).

The Company is involved in various other claims and legal actions in the ordinary course of business amounting to $3,869 million. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations, or liquidity.

Based on an analysis of the available information, a provision as of December 31, 2004 and 2003, amounting to $448 million and $380 million, respectively, is included in accrued and other liabilities relating to all the contingencies described above (see note 18). If known lawsuits and claims were to be determined in a manner adverse to the Company, and in amounts greater than the Company’s accruals, then such determinations could have a material adverse effect on the Company’s results of operations in a given reporting period. Although it is not possible to predict the outcome of these matters, management, based in part on advice of its legal counsel, does not believe that it is probable that losses associated with the proceedings discussed above, that exceed amounts already recognized, will be incurred in amounts that would be material to the Company’s financial position or results of operations.

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

PDVSA is taking important steps to prevent risks to the environment, people’s health, and the integrity of its installations. In 2004, PDVSA continued implementing its Integral Risk Management System (SIR-PDVSA®) throughout the company. The full deployment of this system is expected to be completed by 2009. This management system is based on international practices and standards, such as ISO 14001 for Environmental Management, ISO 18000 & British Standard BS 8800 for health and the Occupational Safety and Health Administration (OSHA)’s and American Petroleum Institute (API)’s 750 for process safety. PDVSA has invested approximately $28 million and in addition, it would invest $18 million to complete the total implementation of SIR-PDVSA. In addition, PDVSA has an investment plan to comply with the applicable environmental regulations in Venezuela. This investment plan contemplates approximately $2,255 million in capital expenditure from 2004 through 2009, including the following: $1,150 million for product quality; $911 million for risk control at operating sites; $162 million for environmental compliance projects; and $32 million for other environmental-related investments. CITGO estimates expenditures of approximately $1.1 billion for environmental and regulatory capital projects from 2005 through 2009. During 2004, PDVSA spent approximately $40 million in Venezuela and CITGO spent approximately $113 million for environmental and regulatory capital improvements in its operations.

PETRÓLEOS DE VENEZUELA, S.A. AND SUBSIDIARIES (PDVSA)
(Wholly-owned by the Bolivarian Republic of Venezuela)

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

Additionally and as part of the environmental responsibility of PDVSA, there is a plan to remediate a total of 12,367 petroleum pits (excavations made on the soil surface to store oil sludge and / or drilling cuts). The plan has an expected duration of 12 years and started in 2001. As of December 2004, a total of 2,404 petroleum pits have been remediated. During the year ended December 31, 2004 and 2003, the corporate management of PDVSA’s Safety, Health and Environment obtained detailed information that allowed determining the value of liabilities associated with the remediation of pits and other environmental damages. Accordingly, the Company’s management decided to record those commitments, which amount to $99 and $408 million, with a charge to 2004 and 2003 results. The accrual for environmental issues as of December 31, 2004 and 2003 is $587 million and $473 million, respectively (see note 18).

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

(22)	Effects of the Work Stoppage on PDVSA

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

PETRÓLEOS DE VENEZUELA, S.A. AND SUBSIDIARIES (PDVSA)
(Wholly-owned by the Bolivarian Republic of Venezuela)

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

Management of PDVSA believes that this interruption, in the normal ongoing activities of PDVSA’s Venezuelan operations, was a major contributing factor to a significant reduction in PDVSA’s production volumes of oil and natural gas in 2003 and, to a lesser extent, to the reductions in production volumes experienced in 2002. Management attributes this reduction in crude oil and natural gas production as a major cause to the reduction in the exports of crude oil and products from Venezuela during 2003 and 2002. Presented below is a comparison of the export volumes and average price per barrel of exports of PDVSA’s principal Venezuelan subsidiary, PDVSA Petróleo, for the years ended December 31, 2004, 2003, 2002 and 2001:

	Export volumes of crude oil and products	Average price per barrel of exports
Year	(in thousands of barrels)	(US$ per barrel)
2004	880,957	32.96
2003(*)	760,718	24.78
2002(*)	870,473	21.84
2001	1,026,271	20.14

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

(23)	Subsequent Events

The most significant events considered, after the balance sheet, are summarized as follows:

(a)	Allocation of Funds for Social Programs

As part of the support to various social programs established by the National Government, during 2005, the following trust contracts were subscribed:

•
On April 12, 2005, the Board of Directors of CVP approved the establishment of a trust between CVP, BANDES and Fondo de Desarrollo Agropecuario, Pesquero, Forestal y Afines (FONDAFA), to execute projects and programs of the Bolivarian missions and other social projects established through agreements with designated public organizations. This trust fund was established with an initial contribution of $30 million, with a duration of one year, renewable automatically for similar periods. During 2005, PDVSA transferred $72 million to this trust.

PETRÓLEOS DE VENEZUELA, S.A. AND SUBSIDIARIES (PDVSA)
(Wholly-owned by the Bolivarian Republic of Venezuela)

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

•
On April 26, 2005, the Board of Directors of CVP approved the establishment of a trust between CVP, BANDES y FONDAFA to finance the cooperatives of the Vuelvan Caras Mission, established through agreements with designated public organizations. This trust, was established with contributions of $88 million, with a duration of one year, renewable automatically for similar periods. During 2005, PDVSA transferred $88 million to this trust.

•
On June 21, 2005, the Board of Directors of CVP approved the creation of a trust between CVP and BANDES in order to finance Sustainable Development Projects to be executed in the east and west of the Country through agreements to be signed with the designated public entities. This trust was incorporated with an initial contribution of $611 thousand and will have a duration of one year, extendable automatically for equal periods. During 2005, PDVSA transferred $5 million to this trust.

•
On July 26, 2005, the Board of Directors of CVP approved the establishment of a trust between CVP and BANDES to execute programs and projects for the Sowing and Production Plan 2005, through agreements with designated public organizations. This trust was established with an initial contribution of $70 million with a duration of one year, renewable automatically for similar periods. During 2005, PDVSA transferred $326 million to this trust.

•
On October 8, 2005, CVP’s Board of Directors approved the incorporation of a trust between CVP and the Banco del Tesoro, Banco Universal in order to finance the operations of the Empresas de Producción Social (EPS) (social production companies), by means of loans recoverable under special conditions to finance infrastructure projects, acquisition of capital goods, access to technology, obtaining qualified resources and training until achieving economic autonomy and improving their operating efficiency. This will allow them to fulfill their obligations with the trust in order to guarantee the financing of other EPS’s. This trust was incorporated with an initial contribution of $100 million and will have a one-year duration, extendable automatically for equal periods. During 2005, PDVSA transferred $100 million to this trust.

•
On January 13, 2006, the agreement for the incorporation of a trust between CVP and Banfoandes, Banco Universal, C. A., was approved by the Board of Directors of CVP on January 10, 2006, for the creation of the Investigation, Development and Innovation Fund, as an economic support mechanism, not reimbursable, addressed to entrepreneurs, inventors, associations, micro, small and middle sized companies and the networks of productive innovation, which will carry out the development phases of prototypes and short research and development (R&D) projects. This trust was incorporated with an initial contribution of $50 million and with a one-year duration, extendable automatically for equal periods.

•
On March 7, 2006, an agreement for the incorporation of a trust was subscribed between CVP and Banco del Tesoro, C.A., Banco Universal, and approved by the Board of Directors of CVP for the implementation of Ciencia Mission. This trust was incorporated with an initial contribution of $438 million, dated August 25, 2006, and it was decided to reduce the trust amount to $230 million and, the remaining amount was reserved for other social programs upon authorization of the National Government. This trust will have a one-year duration, extendable automatically for equal periods.

PETRÓLEOS DE VENEZUELA, S.A. AND SUBSIDIARIES (PDVSA)
(Wholly-owned by the Bolivarian Republic of Venezuela)

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

•
On March 13, 2006, the agreement for the incorporation of a trust was subscribed between CVP and Banco del Tesoro, C.A., Banco Universal, and approved by the Board of Directors of CVP on March 7, 2006, for execution of the Plan Vialidad 2006. This trust will be incorporated with an initial contribution of $47 million, with a one-year duration, extendable automatically for equal periods.

•
On April 7, 2006, the agreement for the incorporation of a trust was subscribed between CVP and Banco del Tesoro, C.A., Banco Universal, and approved by the Board of Directors of CVP on October 8, 2005, for the creation of a Social Fund for health, education, housing and contributions to the communities in a state of extreme social exclusion, and other social plans and projects presented in the social offers by PDVSA’s contractors. This trust will be incorporated with an initial contribution of $465 million with a one-year duration, extendable automatically for equal periods.

•
On April 7, 2006, the agreement for the incorporation of a trust was subscribed between CVP and Banco del Tesoro, C.A., Banco Universal, and approved by the Board of Directors of CVP on March 13, 2006, for the creation of the Fondo Social Fronterizo, in order to make the necessary payments to finance social projects for education, health, water supply, among others, to be carried out in frontier areas. This trust will be incorporated with an initial contribution of $595 thousand with a one-year duration, extendable automatically for equal periods.

•
On April 28, 2006, the agreement for the incorporation of a trust was subscribed between CVP and Banco del Tesoro, C.A., Banco Universal, and approved by the Board of Directors of CVP on April 18, 2006, for the execution of works in the electrical sector nationwide, to support the Barrio Adentro II Mission. This trust will be incorporated with an initial contribution of $9 million with a one-year duration, extendable automatically for equal periods.

•
On May 24, 2006, the agreement for the incorporation of a trust was subscribed between CVP and Banco del Tesoro, C.A., Banco Universal, and approved by the Board of Directors of CVP on May 23, 2006, for the creation of the Fondo de Garantías Nacionales, to guarantee individual credits, as well as loan portfolios relating to projects in the agricultural, industrial, services, mining technology and telecommunications sectors, among others. This trust will be created with an initial contribution of $50 million with a one-year duration, extendable automatically for equal periods.

During 2005, PDVSA transferred $689 million to Programs and Projects for Housing and Infraestructure Development and $2,000 million to FONDESPA (see note 4).

During 2006, PDVSA transferred $298 million to Programs and Projects for Housing and Infrastructure Development, $349 million to Programs and Projects related to the Ezequiel Zamora Fund for Agricultural Investment and $229 million to FONDESPA (see note 4).

PETRÓLEOS DE VENEZUELA, S.A. AND SUBSIDIARIES (PDVSA)
(Wholly-owned by the Bolivarian Republic of Venezuela)

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

(b)	Foreign Exchange Regime

On March 1, 2005, the National Government and the BCV superseded Exchange Agreement No. 2 dated February 6, 2004, fixing the exchange rates for sale and purchase of foreign currency at Bs2,150.00 and Bs2,144.60 to $1, respectively (see notes 2 and 3).

(c)	Benefits to Workers

During 2005, the Company decided to incorporate approximately 5,300 workers, who worked formerly for contractor companies. The Company’s management determined that the net effect of contractual rights and benefits resulting from this decision is not significant to the consolidated financial statements in 2004.

(d)	Transfer of Subsidiary to Governmental Entities

On December 1, 2005, the Law to stimulate the development of Petrochemical, Carbochemical and similar activities was published, which establishes that within 60 days of publication, PDVSA will transfer the shares of Pequiven, for no consideration, to the Bolivarian Republic of Venezuela. In February 2006, the shares were transferred in accordance with the Law.

The consolidated financial statements of Pequiven, represent the following percentages of the consolidated financial statements of PDVSA (in millions of dollars):

	December 31
	2004	2003
Total assets of Pequiven	3,077	2,835
Total assets of PDVSA	60,282	55,935
Pequiven assets as a % of PDVSA assets	5%	5%

Total revenues of Pequiven	1,447	833
Total revenues of PDVSA	64,757	46,589
Pequiven revenues as a % of PDVSA revenues	2%	2%

In accordance with guidelines of the National Government, PDVSA will continue giving financial and logistical support to Pequiven. The financial support includes loans for working capital in order to execute the investment plan for 2006, discounts in the prices of methane gas and financing of accounts receivable up to 180 days.

(e)	New Subsidiaries of PDVSA

During 2005, PDVSA incorporated new subsidiaries in order to manage the operations established in the different Energy Cooperation Agreements between the National Executive and certain Latin America and Caribbean countries, including the following: PDV Caribe, S.A. ; PDVSA Cuba, S.A. ; PDVSA China, S.A.; PDVSA Uruguay, S.A.; and Interven Venezuela, S.A. - Argentina Branch. During 2006, the following subsidiaries were also incorporated: PDVSA Colombia, S.A., PDVSA Ecuador, S.A., PDVSA América, S.A., PDV Andina, S.A., PDVSA Sur, S.A. and PDVSA Eurasia, S.A. (see note 10-f).

PETRÓLEOS DE VENEZUELA, S.A. AND SUBSIDIARIES (PDVSA)
(Wholly-owned by the Bolivarian Republic of Venezuela)

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

These subsidiaries were created in order to carry out exploration and production, refining, trade and supply activities relating directly or indirectly to hydrocarbons; and also to carry out social, cultural, technological and educational projects and programs.

(f)	Energy Agreements

Caracas Energy Agreement with the Oriental Republic of Uruguay

As a result of this agreement, during 2005 an initial contribution of $44 million was made, which was deposited in an account of a financial institution located in the Oriental Republic of Uruguay. This account will receive the deposits made by the Administradora Nacional de Combustibles, Alcohol y Portland (ANCAP), Uruguay’s oil company, resulting from the sales of crude oil, refined products and liquefied oil gas (GLP) or its energy equivalents made by PDVSA. These funds will be restricted to making payments to companies located in Uruguay for the imports in Venezuela of products from that country.

During 2006, the governments of El Salvador and Venezuela entered into the Petrocaribe Energy Cooperation agreement. This agreement provides that PDVSA will supply 100 MBPD of fuel to the Asociación Intermunicipal de Energía para El Salvador (ENEPASA) at a sale price equivalent to the market value, a portion of which is to be paid within 90 days without interest and the remainder within 23 years at an interest rate of between 1% and 2%.

(g)	New Central Bank Law

A new Central Bank Law came into effect in July 2005, which establishes a new regime for PDVSA’s foreign currency transactions. According to this new regime, PDVSA will only be obligated to sell to the BCV foreign currency revenues necessary to meet its local currency obligations. The remaining foreign currency amounts can be held by PDVSA in order to meet its foreign currency obligations and investments. Any amount in excess of the above shall be transferred by PDVSA to a Fund created by the National Government (FONDEN), a partnership created by the National Government on September 8, 2005 and published in Official Gazette N° 38,269 on September 9, 2005, with the purpose of financing productive investment projects, education, health improvement, and the balance of the external public debt and special situations. At the Extraordinary Stockholder Meeting dated December 7, 2005, PDVSA approved a special contribution to FONDEN for $1,525 million, which was paid during 2005. During 2006, PDVSA has contributed $6,136 million to FONDEN.

On November 21, 2005, the National Executive and BCV subscribed Exchange Agreement No. 9, which establishes the destination of funds derived from the exportation of hydrocarbons, including gaseous hydrocarbons and others, which must be sold to the BCV, except for those resulting from PDVSA´s activities as mentioned in the New Central Bank Law above. Also the conditions are stipulated for the use of the funds by PDVSA and the monthly information that must be presented to the BCV regarding the flow of funds generated from its activities as well as the asset and liability positions in foreign currency.

PETRÓLEOS DE VENEZUELA, S.A. AND SUBSIDIARIES (PDVSA)
(Wholly-owned by the Bolivarian Republic of Venezuela)

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

Based on this new law and Exchange Agreement No. 9 mentioned above, on March 2, 2006, the BCV authorized PDVSA to increase the revolving fund up to $2,000 million (see note 2), in order to guarantee execution of the investment plan.

(h)	Purchase of CITGO’s Debt

On October 13, 2005, the subsidiary CITGO announced cash tender offers for all of its outstanding 7.875% senior notes due 2006 and 6% senior notes due 2011 (see note 14).

On October 14, 2005, CITGO sent notices of its election to redeem prior to their stated maturity dates the following debt securities:

▪	All of its outstanding 11.375% senior notes due 2011;

▪	All of its outstanding 9.30% private placement senior notes due 2006; and

▪	All of its outstanding master shelf agreement senior notes due 2006 through 2009 with interest rates ranging from 7.17% to 8.94%.

On November 15, 2005, CITGO entered into an agreement for a $1.85 billion senior secured credit facility, which consists of the five-year revolving credit facility in the amount of $1.15 billion and the seven-year term loan of $700 million, both described above (collectively referred to as the “credit facility”). The credit facility is secured by CITGO’s interests in its Lake Charles, Louisiana and Christi, Texas refineries; its trade accounts receivable and its inventories and is subject to covenants typical for secured financing.

In connection with the November 2005 senior secured credit facility, the Company redeemed the following debt (in millions of dollars):

7.875% Senior notes due 2006	136
6% Senior notes due 2011	250
11.375% Senior notes due 2011	7
9.30% Privide placement Senior notes due 2006	23
7.17% to 8.95% Senior notes under master shelf agreement	165
581

In connection with the redemptions, CITGO incurred approximately $32 million of financing costs, of which approximately $25 million relates to redemption premiums.

(i)	Migration of Operating Agreements to Empresas Mixtas (Joint stock contractual structure between PDVSA and third party companies)

On March 31, 2006, the National Assembly approved the Terms and Conditions for the Creation of Empresas Mixtas as well as the Model Contract for Empresas Mixtas to be subscribed with private entities. At the same time, Memorandums of Understanding were signed for the migration to Empresas Mixtas, except for the operators of two agreements that voluntarily refrained from signing these memoranda.

PETRÓLEOS DE VENEZUELA, S.A. AND SUBSIDIARIES (PDVSA)
(Wholly-owned by the Bolivarian Republic of Venezuela)

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

The Model Contract for Empresas Mixtas provides for the automatic termination of operating agreements from March 31, 2006, without the operating companies having the right to receive any compensation, except for payments corresponding to the first semester of 2006 or to make any claim as a result of such termination. In addition, it establishes that the assets operated at such date under the operating agreements will be immediately placed at the disposal of Empresas Mixtas for the performance of their activities, and ownership of the assets will be subsequently transferred.

At March 31, 2006, the net value of assets presented in PDVSA’s consolidated financial statements to be contributed for the incorporation of Empresas Mixtas amounts to $4,850 million, including $4,288 million (88%) recognized in memorandum accounts. PDVSA will have a participation in these assets equivalent to the stockholding in each company to be incorporated.

On June 20, 2006 the National Government authorized through individual decrees the creation of 21 Empresas Mixtas, defining therein the capital stock for each entity; accordingly, an average participation of 63% in each entity was established for PDVSA, through its subsidiary CVP, and 37% as the average participation of third parties.

As of August 2006, 16 Empresas Mixtas were incorporated, and are waiting for the relevant official rights to develop primary activities, as established by the Organic Hydrocarbons Law.

In addition, the Terms and Conditions for the Creation of Empresas Mixtas establish that the transactions involving the transfer of assets upon incorporation of the Empresas Mixtas, and the termination of operating agreements will not cause significant tax obligations for PDVSA or the Bolivarian Republic of Venezuela.

(j)	Recently Issued Accounting Standards

During 2005 new accounting standards were issued that include, among others:

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

In April 2005, the FASB issued FASB Staff Position No. 19-1, “Accounting for Suspend Well Costs” (“FSP FAS 19-1”). FSP FAS 19-1 indicates that the exploratory well costs should continue to be capitalized when the well has found a sufficient quantity of reserves to justify its completion as a producing well and the enterprise is making sufficient progress assessing the reserves and the economic operating viability of the project. The guidance in this FSP shall be applied to the first reporting period beginning after April 2005.

PETRÓLEOS DE VENEZUELA, S.A. AND SUBSIDIARIES (PDVSA)
(Wholly-owned by the Bolivarian Republic of Venezuela)

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

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

In November 2005, the FASB issued FASB Staff Position FIN 45-3, “Application of FASB Interpretation No. 45 to Minimum Revenue Guarantees Granted to a Business or Its Owners” (“FSP FIN 45-3”). The Board believes that a minimum revenue guarantee granted to a business or its owners meets the characteristics in paragraph 3(a) of Interpretation 45 because the guarantee’s underlying (the business’s gross revenues) is related to an asset or equity security of the guaranteed party. The FSP is effective for new minimum revenue guarantees issued or modified on or after the beginning of the first fiscal quarter following the date that the final FSP is posted to the FASB website. The Company is in the process of evaluating the effects, if any, of this standard on its consolidated financial position and results of operations.

In November 2005, the FASB issued FASB Staff Position FAS 140-2, “Clarification of the Application of Paragraphs 40(b) and 40(c) of FASB Statement No.140” (“FSP FAS 140-2”). This FSP clarifies the aplication of FASB Statement No. 140 specifically the requirements of paragraphs 40(b) and 40(c) must be met when beneficial interests are initially issued by the qualifying SPE or when a passive derivative financial instrument needs to be replaced upon the occurrence of a specified event outside the control of the transferor, its affiliates, or its agents. The guidance in this FSP shall be effective on the date the FSP is posted to the FASB website. The Company is in the process of evaluating the effects, if any, of this standard on its consolidated financial position and results of operations.

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments-an amendment of FASB Statements No. 133 and 140”. This Statement improves financial reporting by eliminating the exemption from applying Statement No. 133 to interests in securitized financial assets so that similar instruments are accounted for similarly regardless of the form of the instruments. This Statement also improves financial reporting by allowing a preparer to elect fair value measurement at acquisition, at issuance, or when a previously recognized financial instrument is subject to a remeasurement (new basis) event, on an instrument by-instrument basis, in cases in which a derivative would otherwise have to be bifurcated. This Statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006.

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140”. This Statement requires that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable. The Board concluded that fair value is the most relevant measurement attribute for the initial recognition of all servicing assets and servicing liabilities, because it represents the best measure of future cash flows. This Statement permits, but does not require, the subsequent measurement of servicing assets and servicing liabilities at fair value. The effective date of this Statement is the date an entity adopts the requirements of this Statement. An entity should adopt this Statement as of the beginning of its first fiscal year that begins after September 15, 2006.

PETRÓLEOS DE VENEZUELA, S.A. AND SUBSIDIARIES (PDVSA)
(Wholly-owned by the Bolivarian Republic of Venezuela)

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes-an Interpretation of FASB Statement No. 109.” This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB No. 109, “Accounting for Income Taxes.” This Interpretaion prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. This Interpretation is effective for fiscal years beginning after December 15, 2006.

In September 2006, the FASB Issued SFAS No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans-an amendment of FASB Statements No. 87, 88, 106 and 132(R). This Statement improves financial reporting by requiring an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This Statement also improves financial reporting by requiring an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. The required date of adoption of the recognition and disclosure provisions of this Statement differs for an employer that is an issuer of publicly traded equity securities (as defined) and an employer that is not. An employer with publicly traded equity securities is required to intially recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after December 15, 2006. An employer without publicly traded equity securities is required to recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending June 15, 2007.

In September 2006, the FASB issued SFAS No. 157 “Fair Value Measurements.” This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. However, for some entities, the application of this Statement will change current practice. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years.

In September 2006, the FASB issued FASB Staff Position AUG AIR-1 “Accounting for Planned Major Maintenance Activities” (“FSP AUG-AIR-1”). This FSP prohibits the use of the accrue-in-advance method of accounting for planned major maintenance activities in annual and interim financial reporting periods. The guidance in this FSP shall be applied to the first fiscal year beginning after December 15, 2006.

PETRÓLEOS DE VENEZUELA, S.A. AND SUBSIDIARIES (PDVSA)
(Wholly-owned by the Bolivarian Republic of Venezuela)

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

(k)	Legal Actions Against PDVSA and Subsidiaries

▪
In September 2005, the Company New Brunswick Power Corporation (“NB Power”) introduced a lawsuit in a Canadian Court and an arbitration request to the International Council for Dispute Resolution of the American Arbitration Association of New York against PDVSA, BITOR and the Bolivarian Republic of Venezuela, alleging among other things, the failure to comply with an Orimulsión® supply contract. The Company claims indemnification for $1,800 million. Management and their legal counsel state that such contract was never signed, that all obligations have been satisfied and they have substantially responded to the claim asserted and that they intend to contest the claim vigorously.

▪
On February 16, 2006, the Political Administrative division of the Supreme Court of Justice declared without merit the appeal filed by PDVSA Petróleo against a SENIAT resolution dated November 17, 1999. In accordance with this ruling, PDVSA Petróleo is liable for $839 million for tax obligations and penalties corresponding to 1994, 1995 and 1996. Management and its legal counsel believe that the above decision violates fundamental constitutional rights and the Company will request a new trial before that constitutional division of The Supreme Court of Justice, together with a preventive measure in order to suspend immediately its effects.

Management and their legal counsel believe that there is a high probability that PDVSA will succeed in these legal actions, and any resulting losses will not have a significant effect on the consolidated financial statements of PDVSA.

▪
In November 2005, the appeal presented by an American Company to the federal District court of Denver in connection with a legal action filed against PDVSA, PDVSA Petróleo and CITGO, was withdrawn. The plaintiff alleged that PDVSA interrupted and otherwise interfered with its ability to develop and market Grenada’s oil and natural gas. The court’s decision of September 30, 2004 which announced a decision favorable to PDVSA was upheld (see note 21).

▪
In relation to the arbitration process against PDVSA Petróleo (see note 21), in February 2006 the Company was notified of the arbitration court’s decision declaring overruled all of the plaintiff’s demands, instructing the plaintiff to pay PDVSA Petróleo all arbitration costs, relating to the dispute for the alleged contract violation for the sale and purchase of low octane gasoline.

(l)	Payments of Dividends

At the Stockholder’s Meeting on July 26, 2005, dividends were declared for $1,302 million. Also, during 2005, with the stockholder’s approval, advances on account of dividends of $1,317 million were paid.

At the Ordinary Stockholder's Meeting on June 20, 2006, dividends were declared for $1,317 million to the Bolivarian Republic of Venezuela, with charge to retained earnings at December 31, 2004.

PETRÓLEOS DE VENEZUELA, S.A. AND SUBSIDIARIES (PDVSA)
(Wholly-owned by the Bolivarian Republic of Venezuela)

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

(m)	Redemption of PDVSA Finance’s Public Debt

On March 13, 2006, PDVSA Finance made a public redemption offer of the total outstanding debt for an amount of $83 million. This redemption was made on April 11, 2006, paying a premium of approximately $13 million (see note 14).

(n)	CERTs

The Venezuelan government reimburses taxes through special tax recovery certificates, or CERTs. In 2006, $647 million was recovered.

(o)	Trans-Caribbean Gas Pipeline Antonio Ricaurte Project

On July 8, 2006 construction of the first stage of the Trans-Caribbean Gas Pipeline Antonio Ricaurte Project began, which will follow the route from Puerto de Ballena, Colombia, up to the Eastern Coast of Lake Maracaibo in Venezuela, costing approximately $335 million, with an estimated length of 225 kilometers (km) (90 km in Colombian territory and 135 km in Venezuelan territory), including an underwater lake segment of 22 km between the electrical plants Rafael Urdaneta and Ramón Laguna in Maracaibo. During the first four years the gas pipeline will transport gas from Colombia to Venezuela and subsequently from Venezuela into Colombia.

This energy cooperation agreement will be executed by PDVSA and Empresa Colombiana de Petróleo, S.A. (ECOPETROL). The Trans-Caribbean Gas Pipeline Antonio Ricaurte will connect the Caribbean with the Pacific Ocean through Panama and Central America.

The first stage of this gas exchange program will begin operations in 2008. Initially, Colombia will supply daily and for four years 150 million cubic feet of methane gas, provided by the area Campo de Ballenas, which will be used for operating the electrical plants Rafael Urdaneta and Ramón Laguna on the East Coast of Lake Maracaibo. Management believes that Venezuela will have the capacity to export to Colombia between 150 and 200 million cubic feet of gas on a daily basis.

(p)	Bank Debit Tax

Official Gazette N° 38,375 dated February 8, 2006, repealed the bank debit tax.

(q)	Amendment to the Income Tax Law

On September 25, 2006, an amendment to the income tax laws, as published in the Official Gazette No. 38,529 provided for the following changes.

On September 25, 2006, an amendment to the income tax laws, as published in the Official Gazette . N° 38,529, provided for the following changes.

Article N° 11 previously excluded the Orinoco Oil Belt Associations from the income tax rate of 50%. Effective as of fiscal year 2006, Article 11 only excludes those companies, whether integrated or not, that carry out exploration and exploitation activities of non-associated gas or processing, transport, distribution, storage, commercialization and export activities of gas and their components and those companies devoted exclusively to the refining or upgrading of heavy and extra-heavy crude oil.

PETRÓLEOS DE VENEZUELA, S.A. AND SUBSIDIARIES (PDVSA)
(Wholly-owned by the Bolivarian Republic of Venezuela)

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

Article N° 56 previously granted a tax discount equivalent to 8% of the amount of new investments and an additional 4% for investments in hydrocarbons recovery, gas conservation and hydrocarbon valuation. Effective as of fiscal year 2006, Article N° 56 provides a tax discount of 10% for investments in assets, programs and activities related to the conservation and protection of the environment. This discount does not apply to companies involved in the exploitation of hydrocarbons and related activities.

(r)	Partial Amendment Law of the Organic Hydrocarbons Law

Official Gazette N° 38,443, published on May 24, 2006 decreed the Partial Amendment Law of the Organic Hydrocarbons Law in effect since 2002 (see note 1-a). Among the most relevant aspects of this amendment affecting PDVSA the following taxes were established:

▪
Extraction Tax, at a fixed rate of one third of the value of all liquid hydrocarbons extracted from any well, calculated on the same basis established in the Law for calculation of the royalty. In calculating this tax, the taxpayer will be able to deduct the amount paid for royalty, including the additional royalty being paid as special advantage.

▪	Export Registration Tax, at a rate of one in a thousand of the value of all hydrocarbons exported from any port in the national territory, calculated on the sales price of such hydrocarbons.

(s)	Sale of LYONDELL-CITGO

On August 16, 2006, CITGO sold its 41.25% interest in LYONDELL-CITGO effective as of July 31, 2006. CITGO received as consideration approximately $1.8 billion in cash proceeds in connection with the sale. At the time of the sale, CITGO also received payment of a note receivable from LYONDELL-CITGO in the amount of $35 million and related interest in the amount of $4 million.

In March 2006, LYONDELL-CITGO and PDVSA announced the end of the litigation referring to the supply agreement (see note 21). CITGO paid $80 million to settle this legal dispute.

(t)	Corpus Christi Indictment

CITGO’s Corpus Christi, a Texas refinery, and current and former employees are being investigated by state and federal agencies for alleged criminal violations of federal environmental statutes and regulations, including the Clean Air Act and the Migratory Bird Act. CITGO is cooperating with the investigation. On August 9, 2006, a federal grand jury in Corpus Christi indicted CITGO and the former environmental manager at the Corpus Christi refinery for 10 violations of the Clean Air Act for leaving uncovered water equalization tanks and incorrectly computing benzene emission amounts and for killing migratory birds. CITGO intends to vigorously defend itself and does not believe the resolution of this matter will have a material adverse effect on its financial condition or results of operations.

PETRÓLEOS DE VENEZUELA, S.A. AND SUBSIDIARIES (PDVSA)
(Wholly-owned by the Bolivarian Republic of Venezuela)

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

(u)	Lake Charles Heavy Rainfall Event

On June 19, 2006, the Lake Charles refinery experienced an environmental incident due to very heavy rainfall in the area. The runoff from the rainfall exceeded the capacity of the wastewater treatment tanks and system and was released into the Calcasieu River and ship channel. Emergency response efforts ended July 5, 2006 and clean up efforts continue. CITGO has insurance coverage for these types of events and has submitted a notice of loss to its insurance carriers due to the incident including third party claims. The cost of clean up and claims related to the incident have not been completely determined, but it is expected that a substantial portion of the cost will be covered by insurance recoveries.

(v)	Value Added Tax (VAT)

On September 1, 2005, the VAT Partial Amendment Law was published, reducing the rate from 15% to 14%, effective on October 3, 2005.

(w)	Trusts in BANDES

During 2005, PDVSA’s Board of Directors decided to waive the rights, including those as the beneficiary, that it had over the trusts Programs and Projects for Housing and Infrastructure Development and Programs and Projects related to the Ezequiel Zamora Fund for Agricultural Investment. Thus, since 2005, PDVSA’s contributions to the trusts are recognized directly as social development expenses, when the disbursements are made. The trustees and the new beneficiaries are responsible for administration of the fund. As a result of this decision these trust contracts were modified and the amounts registered as restricted cash, accounts receivable and long-term accounts receivable and other assets at December 31, 2004 were recognized as social development expenses during 2005 (see notes 4, 9 and 19).

(x)	Production Tax

On November 30, 2005, an agreement between MENPET and PDVSA Petróleo was signed, in order to establish the terms for the payment of production tax on hydrocarbons exploitation and the participation in associated substances extracted during the hydrocarbons upgrade and refining process, that is, coque and sulfur. This agreement became effective on December 1, 2005.

(y)	Cases Under Internal Audit Review

During 2006 we were made aware that two of our private sector contractors in Venezuela had disclosed to the SEC that they were involved in making improper payments to certain of our employees. As a result, PDVSA began an internal audit review and retained outside counsel to assist it.

In the first matter, the Company has substantially concluded its internal audit review and determined that the kick back scheme disclosed by this contractor implemented by overcharges for certain field services, was limited to falsification of certain procurement records by three field level personnel of the Company.

PETRÓLEOS DE VENEZUELA, S.A. AND SUBSIDIARIES (PDVSA)
(Wholly-owned by the Bolivarian Republic of Venezuela)

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

In the second matter the contractor has stated that it made payments during 2003 and 2004, through third parties to a senior official of the Company, who has subsequently left in January 2005. The contractor has told the Company that the payments were intended to influence the outcome of contract renewals for three drilling rigs. The renewal of the most important of these contracts was made by the unanimous decision of senior management, in which decision this senior official participated, but who did not have sole power to make the decision.

The Company has reviewed the record backing up the decision extending that contract and has concluded that standard procedures were followed in the decision, including a unanimous decision of the Company’s senior management. Nevertheless, although the Company is unable to determine whether the senior official was able to exert informal influence on the final decision, it has definitively concluded that this senior official had no formal authority to influence the contracting of this service and was not a party to the internal administrative procedures that were followed to approve the contract.

The two smaller contracts were renewed during this period pursuant to alternative contracting procedures that were adopted by the Company due to the work stoppages that the Company suffered during 2003. These procedures resulted in special procedures for contracts below a certain value. Nevertheless, the Company has found no evidence that the senior official was involved in the decisions with respect to renewals of these two contracts but has not been able to determine whether in fact he had any kind of informal influence with respect to these decisions. Subsequent to the reinstitution of normal procedures and the departure of the senior official from the Company, these contracts were renewed in the ordinary course.

The second contractor also stated that it made payments to a mid-level official of the Company in order to expedite the payment of invoices that were long overdue. The Company has confirmed the existence and payment of the invoices, whose processing had been affected by the disruption in the Company’s systems due to the work stoppages, but has not been able to determine whether there was any influence exerted in connection with these payments, because they were overdue invoices.

Based on the information made available to the Company by the contractor to date and the results of the Company’s internal audit review related to such information, which is substantially complete, we have concluded that there were no significant deficiencies in the internal controls for the Company’s contracting processes. Further, management of the Company and the Company’s Audit Committee have concluded that these matters are not material to the Company’s business and do not have a material effect on the Company’s consolidated financial statements.

(24)	Supplementary Information on Oil and Gas Exploration and Production Activities (Unaudited)

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

December 31, 2004, 2003 and 2002

Table I - Crude Oil and Natural Gas Reserves

All the crude oil and natural gas reserves located in Venezuela are owned by the Bolivarian Republic of Venezuela. Crude oil and natural gas reserves are estimated by PDVSA and reviewed by MENPET, using reserve criteria which are consistent with those prescribed by the American Petroleum Institute (API) and the U.S. Securities and Exchange Commission (SEC).

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

A summary of the annual changes in the proved reserves of crude oil and natural gas follows:

(a)	Conventional and Extra-heavy Crude Oil Reserves (in millions of barrels):

	Years ended December 31
	2004	2003	2002
Proved developed and undeveloped reserves of light, medium and heavy crude oil at January 1	41,954	41,776	42,225
Revisions	285	589	238
Extensions and new discoveries	574	433	238
Production	(921)	(844)	(925)
Proved developed and undeveloped reserves of light, medium and heavy crude oil at December 31	41,892	41,954	41,776
Proved developed and undeveloped reserves of extra- heavy crude oil at December 31	38,690	35,186	35,381
Total proved developed and undeveloped reserves at December 31	80,582	77,140	77,157

Total proved developed reserves, submitted to production, including extra-heavy crude oil at December 31 (included above)	17,275	16,288	15,699

PETRÓLEOS DE VENEZUELA, S.A. AND SUBSIDIARIES (PDVSA)
(Wholly-owned by the Bolivarian Republic of Venezuela)

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

At December 31, 2004, 2003 and 2002, proved reserves of crude oil under operating agreements amounted to 5,491 million barrels, 5,446 million barrels and 5,501 million barrels, respectively (see note 10-c). During 2004, 2003 and 2002, the daily production of crude oil in the areas under operating agreements was approximately 517,913 barrels, 465,400 barrels and 481,000 barrels, respectively.

Venezuela has significant reserves of extra-heavy crude (less than 8 API degrees), which are being developed in conjunction with the production of Orimulsión® by the subsidiary BITOR, through operating agreements which apply new technologies for refining and improvement of the crude oil aimed at the economic viability of production. PDVSA used 21 million, 22 million and 27 million barrels of extra-heavy crude oil for the production of Orimulsión® during 2004, 2003 and 2002, respectively. Furthermore, PDVSA is currently developing Venezuela’s significant extra-heavy crude oil reserves with several foreign companies through joint ventures (see note 10-a).

During the years ended December 31, 2004, 2003 and 2002, the changes in proved developed and undeveloped extra-heavy crude oil reserves related to these projects and total proved developed and undeveloped extra-heavy crude oil reserves at those dates, reflecting the full amount of the reserves, are summarized below (in millions of barrels):

	Years ended December 31
	2004		2003		2002
	Projects	Total including projects	Projects	Total including projects	Projects	Total including projects
Proved developed and undeveloped reserves of extra-heavy crude oil at January 1	10,483	35,186	10,639	35,381	10,768	35,558
Revisions (1)	2,801	3,740	-	-	-	-
Development and new discoveries	-	3	-	-	-	-
Production	(190)	(239)	(156)	(195)	(129)	(177)
Proved developed and undeveloped reserves of extra-heavy crude oil at December 31	13,094	38,690	10,483	35,186	10,639	35,381
Proved developed extra-heavy crude oil reserves at December 31	1,926	4,076	1,751	3,010	1,273	2,154
Net proved extra-heavy crude oil reserves in unincorporated joint ventures at December 31	10,572		7,916		8,224
Net proved extra-heavy crude oil reserves in equity affiliate at December 31 (2)	2,522		2,567		2,415
	13,094		10,483		10,639

(1)	Includes transfers from unassigned areas.
(2)	Represents PDVSA’s equity share of the Petrozuata extra-heavy oil joint venture.

PETRÓLEOS DE VENEZUELA, S.A. AND SUBSIDIARIES (PDVSA)
(Wholly-owned by the Bolivarian Republic of Venezuela)

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

(b)	Natural Gas Reserves:

	2004	2003	2002
	Billions of cubic feet (BCF)
Proved developed and undeveloped reserves of natural gas at January 1	137,616	134,655	135,819
Revisions	645	2,358	468
Extensions and new discoveries	936	1,984	-
Production	(1,367)	(1,381)	(1,632)
Proved developed and undeveloped reserves of natural gas at December 31	137,830	137,616	134,655
Proved reserves related to extra-heavy crude reserves at December 31	13,649	12,427	12,454
Total proved developed and undeveloped reserves at December 31	151,479	150,043	147,109
Total proved developed reserves of natural gas, submitted to production, including quantities associated with extra-heavy crude oil in production at December 31 (included above)	106,035	105,030	102,191

Proved natural gas reserves include the portion of liquefiable natural hydrocarbons recoverable in PDVSA’s processing plants. In 2004, 2003 and 2002, natural gas liquids recovered amounted to some 59 million barrels, 52 million barrels and 63 million barrels, respectively.

Production of natural gas is shown on the basis of actual volumes before the extraction of liquefiable hydrocarbons. During 2004, 2003 and 2002, natural gas utilized in reinjection operations amounted to 1,003 BCF, 900 BCF and 638 BCF, respectively.

PETRÓLEOS DE VENEZUELA, S.A. AND SUBSIDIARIES (PDVSA)
(Wholly-owned by the Bolivarian Republic of Venezuela)

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

Table II - Costs Incurred in Exploration and Development Activities

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

	2004				2003				2002
	Conventional reserves	Extra- heavy crude oil reserves		Total	Conventional reserves	Extra- heavy crude oil reserves		Total	Conventional reserves	Extra- heavy crude oil reserves		Total

Exploration costs	60	-		60	27	-		27	133	-		133

Development costs	1,863	341	(2)	2,204	629	250	(2)	879	1,434	510	(2)	1,944
Total	1,923	341		2,264	656	250		906	1,567	510		2,077
Equity affiliate (1)	-	24		24	-	13		13	-	(19)		(19)
Total	1,923	365		2,288	656	263		919	1,567	491		2,058

(1)	Represents PDVSA’s equity share of the Petrozuata extra-heavy oil joint venture.
(2)	Represents PDVSA’s proportional share in unincorporated extra-heavy oil joint venture.

PETRÓLEOS DE VENEZUELA, S.A. AND SUBSIDIARIES (PDVSA)
(Wholly-owned by the Bolivarian Republic of Venezuela)

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

Table III - Capitalized Costs Relating to Oil and Gas Producing Activities

The following table summarizes capitalized costs of oil and gas exploration and production activities and the related accumulated depreciation and depletion at December 31 for PDVSA’s conventional and extra-heavy crude oil reserves (in millions of dollars):

	2004			2003			2002
	Conventional reserves	Extra- heavy crude oil reserves	Total	Conventional reserves	Extra- heavy crude oil reserves	Total	Conventional reserves	Extra- heavy crude oil reserves	Total
Producing assets (1)	30,933	3,475	34,408	30,111	2,788	32,899	32,486	2,638	35,124
Support facilities	16,876	71	16,947	16,204	57	16,261	12,681	16	12,697
Total	47,809	3,546	51,355	46,315	2,845	49,160	45,167	2,654	47,821
Accumulated depreciation and depletion	(30,422)	(618)	(31,040)	(28,940)	(419)	(29,359)	(26,625)	(239)	(26,864)
Construction in progress	2,538	272	2,810	2,027	632	2,659	2,546	573	3,119
Net capitalized costs	19,925	3,200	23,125	19,402	3,058	22,460	21,088	2,988	24,076

Equity affiliate (2)	-	1,412	1,412	-	1,388	1,388	-	1,375	1,375
Total	19,925	4,612	24,537	19,402	4,446	23,848	21,088	4,363	25,451

(1)	Includes land of $137 million, $135 million and $139 million at December 31, 2004, 2003 and 2002, respectively.
(2)	Represents PDVSA’s share of the Petrozuata extra heavy oil joint venture.

PETRÓLEOS DE VENEZUELA, S.A. AND SUBSIDIARIES (PDVSA)
(Wholly-owned by the Bolivarian Republic of Venezuela)

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

Table IV - Results of Operations for Oil and Gas Producing Activities for Each Year (expressed in millions of dollars):

	2004			2003			2002
	Conventional reserves	Extra- heavy crude oil reserves	Total	Conventional reserves	Extra- heavy crude oil reserves	Total	Conventional reserves	Extra- heavy crude oil reserves	Total
Revenues from production:
Sales	26,032	1,480	27,512	14,759	981	15,740	13,479	633	14,112
Transfers	7,080	-	7,080	7,619	-	7,619	8,322	-	8,322
Production costs	(6,683)	(298)	(6,981)	(4,306)	(154)	(4,460)	(4,824)	(135)	(4,959)
Production tax	(9,012)	(117)	(9,129)	(6,267)	(31)	(6,298)	(5,642)	(17)	(5,659)
Depreciation and depletion	(1,681)	(200)	(1,881)	(1,665)	(177)	(1,842)	(1,882)	(165)	(2,047)
Exploration costs	(60)	-	(60)	(27)	-	(27)	(133)	-	(133)

Results before income taxes	15,676	865	16,541	10,113	619	10,732	9,320	316	9,636
Income tax	(7,668)	(253)	(7,921)	(4,926)	(79)	(5,005)	(4,494)	(17)	(4,511)
Results from production operations	8,008	612	8,620	5,187	540	5,727	4,826	299	5,125
Equity affiliate (1)	-	274	274	-	125	125	-	213	213
Total	8,008	886	8,894	5,187	665	5,852	4,826	512	5,338

(1)	Represents PDVSA’s equity share of the Petrozuata extra-heavy oil joint venture.

Revenues from crude oil production are calculated using market prices as if all production were sold.

The difference between the results before income taxes referred to above (Conventional Reserves) and the operating income reported for the upstream segment in note 19 for 2004, 2003 and 2002, is mainly due to: (1) the use of transfer prices for segment reporting purposes and market prices in the results of operations, and the reclassification of sales of gas to the downstream operations segment of some $4,321 million, $1,138 million and $2,870 million, respectively; (2) the inclusion in the business segment of general expenses and other of some $1,799 million, $1,274 million and $2,734 million, respectively.

Production costs are lifting costs incurred to operate and maintain productive wells and related equipment and facilities, including such costs as operating labor, materials, supplies, fuel consumed in operations and the costs of operating natural liquid gas plants. Production costs also include administrative expenses and operating fees for certain fields operated by specialized companies under operating agreements.

Production costs include $3,192 million, $2,345 million and $2,174 million, paid to independent contractors under service contracts during 2004, 2003 and 2002, respectively, which relate to the production of 190 million, 170 million and 176 million barrels of crude oil during 2004, 2003 and 2002, respectively.

The costs of extra-heavy crude production include the expenses incurred to operate and maintain the productive wells, as well as transportation and handling expenses.

PETRÓLEOS DE VENEZUELA, S.A. AND SUBSIDIARIES (PDVSA)
(Wholly-owned by the Bolivarian Republic of Venezuela)

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

Exploration costs include those related to the geological and geophysical activities and non-productive exploratory wells.

Depreciation and depletion expenses relate to assets employed in exploration and development activities. Income tax expense is calculated using the statutory rate for the year. For these purposes, results of operations do not include financing expenses and corporate overhead or their associated tax effects.

The following table summarizes average per unit sales prices and production (in dollars):

	Years ended December 31
	2004	2003	2002
Averages sales price:
Crude oil, per barrel	32.22	24.35	21.19
Natural gas liquids, per barrel	15.37	18.84	17.65
Natural gas, per barrel	4.29	3.20	4.34
Averages production costs, per barrel of oil equivalent	3.77	3.85	3.92
Average production costs, per barrel of oil equivalent, excluding operating agreements	3.29	2.06	2.42

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

December 31, 2004, 2003 and 2002

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

	2004			2003			2002
	Conventional reserves	Extra- heavy crude oil reserves	Total	Conventional reserves	Extra- heavy crude oil reserves	Total	Conventional reserves	Extra- heavy crude oil reserves	Total
Future cash inflows	1,602,527	116,109	1,718,636	1,182,623	78,217	1,260,840	1,091,423	64,524	1,155,947
Future production costs	(194,732)	(14,900)	(209,632)	(152,471)	(11,227)	(163,698)	(212,869)	(10,018)	(222,887)
Future production taxes	(434,972)	(19,355)	(454,327)	(336,354)	(12,007)	(348,361)	(308,413)	(9,156)	(317,569)
Future development costs	(83,520)	(9,217)	(92,737)	(54,726)	(6,196)	(60,922)	(74,130)	(4,952)	(79,082)
Future income tax expense	(414,624)	(23,037)	(437,661)	(286,707)	(14,668)	(301,375)	(220,483)	(11,322)	(231,805)
Cost of assets retirements	(3,082)	-	(3,082)	(2,596)	-	(2,596)	-	-	-
Future net cash flows	471,597	49,600	521,197	349,769	34,119	383,888	275,528	29,076	304,604
Effect of discounting net cash flows at 10% (12% at December 31, 2003 and 10% at December 31, 2002)	(378,043)	(42,435)	(420,478)	(285,354)	(27,830)	(313,184)	(223,588)	(23,643)	(247,231)
Discounted future net cash flows	93,554	7,165	100,719	64,415	6,289	70,704	51,940	5,433	57,373
Equity affiliate (1)	-	2,581	2,581	-	1,629	1,629	-	2,064	2,064
Total	93,554	9,746	103,300	64,415	7,918	72,333	51,940	7,497	59,437

(1)	Represents PDVSA’s equity share of the Petrozuata extra-heavy oil joint venture.

PETRÓLEOS DE VENEZUELA, S.A. AND SUBSIDIARIES (PDVSA)
(Wholly-owned by the Bolivarian Republic of Venezuela)

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

Table VI - Analysis of Changes in the Standardized Measure of Discounted Future Net Cash Flows Related to Proved Crude Oil and Natural Gas Reserves

The following table analyzes the changes as of December 31 of each year (in millions of dollars):

	2004			2003			2002
	Conventional reserves	Extra- heavy crude oil reserves	Total	Conventional reserves	Extra- heavy crude oil reserves	Total	Conventional reserves	Extra- heavy crude oil reserves	Total
Present value at January 1,
Sales, net of production costs and taxes	(17,894)	(395)	(18,289)	(11,812)	(509)	(12,321)	(12,762)	(63)	(12,825)
Value of reserves added during the year due to extensions and discoveries	1,256	-	1,256	451	-	451	-	-	-
	(16,638)	(395)	(17,033)	(11,361)	(509)	(11,870)	(12,762)	(63)	(12,825)
Change in value of previous year reserves due to:
Development costs incurred during the year	1,863	341	2,204	629	250	879	-	-	-
Change in future development costs	6,293	26	6,319	(3,480)	(91)	(3,571)	13,994	-	13,994
Net changes in prices and production costs	83,073	(66)	83,007	24,078	1,819	25,897	23,943	(4)	23,939
Revisions of previous reserve estimates	4,471	-	4,471	4,429	6	4,435	(3,215)	(1)	(3,216)
Net changes in income taxes	(25,615)	(20)	(25,635)	(12,196)	5	(12,191)	(8,301)	-	(8,301)
Net changes in production rates and other	(24,309)	990	(23,319)	10,376	(624)	9,752	(2,994)	70	(2,924)
Total change during the year	29,138	876	30,014	12,475	856	13,331	10,665	2	10,667
Equity affiliate (1)	-	952	952	-	(435)	(435)	-	(915)	(915)
Total	29,138	1,828	30,966	12,475	421	12,896	10,665	(913)	9,752

(1)	Represents PDVSA’s equity share of the Petrozuata extra heavy oil joint venture.